4/14



05007197

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hagemeyer

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 25 2005 E

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4865

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/15/05

# Local service worldwi

Annual Report 2004

HAGEMEYER

## Profile

Hagemeyer had a turnover of € 5.4 billion in 2004 and employs 17,700 employees. Hagemeyer's core Professional Products and Services (PPS) business is in the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products to contractors in the Construction and Installation (C&I) market and to industrial users.

This core PPS business represents approximately 92% of Hagemeyer's total turnover and operates in more than 25 countries spread across Europe, North America and Asia-Pacific. In Europe, the PPS business is divided into four regions: Central Europe, the Nordics, the UK and Ireland, and Southern Europe.

The remaining 8% of Hagemeyer's turnover is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia.

The Hagemeyer Group has its head office in Naarden, the Netherlands.

## Mission

Our mission is to exceed our customers' and suppliers' expectations in the value-added business-to-business distribution of electrical parts and supplies and safety and other Maintenance, Repair and Operations (MRO) products to contractors in the Construction and Installation (C&I) market and to industrial users around the globe. Hagemeyer adds value for its end users and suppliers by providing a wide range of logistics and technical support services that enable them to improve their own customer service and increase their efficiency and competitiveness.

We aim to achieve this mission by:

- delivering long-term satisfactory shareholder returns;
- creating a team of motivated Hagemeyer employees who are proud of their work and of their company;
- maintaining the highest standards of integrity and honesty;
- respecting and applying our principles with regard to human rights, labour rights and the protection of the environment.

## Markets

Our core Professional Products and Services (PPS) business services two main types of market:

*The Construction and Installation (C&I) market*
Customers in this market, to whom we specifically offer our electrical parts and supplies, range from small electrical contractors to very large installers. Our electrical parts and supplies are offered in different quantities and ways, varying from numerous relatively small orders distributed over the counter in one of our many sales branches to on-site delivery for large, multi-year-project clients. Competitive customer service and efficient distribution of our electrical products and services have gained us strong positions, especially in the European and Australian C&I markets.

*The industrial segment*
To our mid-sized to large industrial buyers, we provide the large quantities of electrical materials and safety and other Maintenance, Repair and Operations (MRO) products and services that they need to keep their production processes going. We often work on site, offering our specific skillset and product knowledge to keep their storerooms up and running. With customised value-added services in the area of outsourced procurement, logistics and inventory management, Hagemeyer offers its customers the opportunity to achieve reliable service levels and to realise cost savings. For Hagemeyer, the industrial market segment is most developed in its North-America region.

In its Agencies/Consumer Electronics (ACE) activities, Hagemeyer sells and distributes several high-end branded products in consumer markets in the Netherlands and in the Asia-Pacific region. This activity represents less than 10% of total turnover.

### Turnover 2004



PPS Europe
PPS North America
PPS Asia-Pacific
ACE

Regions

Europe

North America

Asia-Pacific

# Local service worldwide

Hagemeyer is in the service business. To provide our customers with excellent service is our No. 1 success factor. Excellent customer service is the basis for sales growth and gross margin improvement. It also helps to improve productivity. To achieve world-class customer service levels in all our operating companies is a major focus area.

Our customers' service needs vary from country to country, and Construction and Installation (C&I) and industrial customers have different service expectations, as do small, medium-sized and large accounts. We therefore strive for a high degree of decentralisation and local autonomy. Head office must allow local management sufficient freedom to adopt their product and service offering, systems, logistics and other processes to the specific needs of their local customers.

# Curriculum Vitae

## A. Baan

**Date of birth:** 7 October, 1942
**Nationality:** Dutch

Master degree in physics, University of Amsterdam

- Former member of the Board of Management of Royal Philips Electronics N.V.
- Former Member of the Konzernleitung of ABB Ltd.

*Other notable positions*
Member Supervisory Board ASM International N.V.
Member Supervisory Board Océ N.V.
Member Supervisory Board Koninklijke Volker Wessels Stevin N.V.
Member Supervisory Board Wolters Kluwer N.V.
Non Executive Director Imperial Chemical Industries PLC
Non Executive Director International Power PLC
Member Supervisory Board Authority Financial Markets

Mr. Baan does not own any Hagemeyer shares. His equities and bonds are managed by an independent "free hand" asset manager.

## R. van Gelder

**Date of birth:** 26 August, 1945
**Nationality:** Dutch

Civil Engineer HTS
Business Administration University Nijenrode
Business Administration BA University of Puget Sound USA

- Chairman Executive Board Royal Boskalis Westminster N.V.
- Former member Executive Board (Finance & Administration) Schuitema N.V.

*Other notable positions*
Member Advisory Board ABN AMRO Holding N.V.
Member Supervisory Board Brunel International N.V.
Vice Chairman Supervisory Board HES Beheer N.V.
Chairman International Association of Dredging Contractors
Board member of Vereniging Effecten Uitgevende Ondernemingen (VEUO)
Board member of Stichting Nederland Maritiem Land
Chairman Advisory Council Listed Companies Euronext Amsterdam

Mr. Van Gelder does not own any Hagemeyer shares.

### Note to agenda point 11b

**Approval share/option plan members of the Board of Management**

The share and stock option plan for members of the Board of Management is described in Hagemeyer's Remuneration Policy. The grants made to members of the Board of Management are fully in accordance with the terms of the policy, with the exception of the performance criteria for Mr. De Becker.

The shares to be conditionally granted to Mr. De Becker have been approved by the General Meeting of Shareholders on April 21, 2004. Mr. De Becker will receive a total of 400,000 Hagemeyer shares, in conditional lots of 100,000 shares per year. These lots will be granted in full, in the year following the year of the grant, provided that Mr. De Becker achieves more than 50% of his STI bonus. No additional shares or stock options will be granted to Mr. De Becker.

The Supervisory Board conditionally grants shares and stock options to Mr. Tiemstra within the terms of the Remuneration Policy. In 2005, following the adoption of the Remuneration Policy and the approval of the share and stock option plan, Mr. Tiemstra will conditionally have been granted 45,000 shares and 135,000 stock options.

### Note to agenda point 12

**Authorisation Board of Management to cause the Company to acquire shares in its capital**

It is proposed to authorise the Board of Management for a period of eighteen months, from the date of this shareholders' meeting to October 26, 2006, to cause the Company to acquire shares in its capital for valuable consideration to the maximum amount legally permitted. The shares may be acquired on the stock exchange or otherwise for a consideration of at least € 0.01 and not exceeding the stock exchange price increased by 10%. For the purpose hereof the stock exchange price is considered to be the average price of the five trading days prior to the day of acquisition, as appears in the "Officiële Prijscourant" (Official List) of Euronext Amsterdam N.V.

### Note to agenda point 13a

**Extension of designation of the Board of Management as the competent body to resolve an issuance of shares**

It is proposed to extend the authorisation of the Board of Management as the competent body to resolve, after having obtained approval from the Supervisory Board, to issue shares, including the authorisation to grant share subscription rights. This authorisation will be valid for eighteen months from the date of this shareholders' meeting to October 26, 2006. This applies to a maximum of 5% of the issued capital of the Company. Hagemeyer believes that for practical reasons the Board of Management, after approval by the Supervisory Board, should have some discretion in case of inter alia the payout of stock dividend, the granting of options and of smaller, complementary acquisitions. Shareholders should be approached separately for share issues to fund larger acquisitions intended by the Company.

### Note to agenda point 13b

**Extension of designation of the Board of Management as the competent body to resolve restricting or excluding the pre-emptive right upon issuance of shares**

It is proposed to extend the authorisation of the Board of Management as the competent body to resolve to issue shares, to, after having obtained approval from the Supervisory Board, restrict or exclude the pre-emptive right on any issuance of shares for a period of eighteen months, from the date of this shareholders' meeting to October 26, 2006. This authorisation shall extend only to the issue of shares that the Board of Management is authorised to issue under the terms of the designation mentioned in item 13a of the agenda.

### Note to agenda point 14

**Remuneration Supervisory Board**

The present remuneration for the Supervisory Board members was last established by the Annual General Meeting of Shareholders in 1998 and has not been adjusted since. In 2003 the General Meeting of Shareholders approved an additional annual fee of € 7,000 for committee work. Taking into account the substantial increased workload and responsibility of members of the Supervisory Board, mainly due to the implementation of the Netherlands Corporate Governance Code, and in line with market developments, it is proposed to adjust the annual remuneration of the Supervisory Board as follows and effective January 1, 2005.

| | |
|---|---|
| Chairman | € 42,500 (presently € 35,000) |
| Vice-Chairman | € 37,500 (presently € 31,500) |
| Members | € 32,500 (presently € 28,000) |

### Note to agenda point 15

**Proposal to amend the Articles of Association**

Hagemeyer intends to amend the Articles of Association of Hagemeyer in order to bring these in line with applicable Dutch legislation and the Netherlands Corporate Governance Code. The most relevant proposed amendments of the Articles of Association are described on page 62 of the Annual Report 2004. For the full details on the proposed changes of the Articles of Association, we refer to the separate document on this subject, inter alia available via the corporate website www.hagemeyer.com.

The proposal to amend the Articles of Association shall also include the granting of authorisation to each member of the Board of Management, and to each junior civil-law notarial assistant of Stibbe Advocaten en Notarissen in Amsterdam, to apply for the required ministerial certificate of no objection, and to have the deed of the amendment of the Articles of Association executed.

# Agenda

for the Annual General Meeting of Shareholders of Hagemeyer N.V. to be held on Tuesday April 26, 2005 at 14.00 hours in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

1. Opening
2. Annual Report 2004
3. Corporate Governance
4. Adoption Annual Accounts 2004
5. Adoption policy on additions to reserves and on dividends
6. Adoption dividend
7. Discharge of the members of the Board of Management
8. Discharge of the members of the Supervisory Board
9. Appointment of external auditor to audit the Annual Accounts 2005
10. Appointment of members to the Supervisory Board
11. Remuneration Policy
    a. adoption Remuneration Policy
    b. approval share/option plan members of the Board of Management
12. Authorisation Board of Management to cause the Company to acquire shares in its capital
13. Extension of designation of the Board of Management
    a. as the competent body to resolve an issuance of shares
    b. as the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares
14. Remuneration Supervisory Board
15. Proposal to amend the Articles of Association
16. Any other business
17. Closure of the meeting

# Notes to the agenda

### Note to agenda point 5

**Adoption policy on additions to reserves and on dividends**

Until 2003 Hagemeyer generally paid a dividend which was based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend was in cash and shareholders were provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend. Hagemeyer did not pay out a dividend over the financial year 2003 and did not pay out any interim dividend during 2004. In light of the negative result for 2004, also no final dividend will be paid out for the financial year 2004. The amount and form of future dividends will be dependent on financial gearing, cash flow and results. It is not likely that any dividend will be paid for the financial year 2005.

### Note to agenda point 6

**Adoption dividend**

Under the financing facilities that Hagemeyer entered into in 2004 in connection with the refinancing, no dividends can be paid unless the interest cover ratio is at least 3.50:1 and the net senior debt/EBITDA ratio is not greater than 3.00:1. As these conditions have not been met yet, no dividend will be paid over 2004.

### Note to agenda point 9

**Appointment of external auditor to audit the Annual Accounts 2005**

It is proposed to appoint Deloitte Accountants as the external auditor to audit the Annual Accounts 2005. Within Deloitte, Mr. R.J.M. Dassen will be the responsible auditor for Hagemeyer.

### Note to agenda point 10

**Appointment of members to the Supervisory Board**

In anticipation of Mr. P.J. Kalff stepping down in 2006 and Mr. D.G. Eustace in 2007, it was decided to expand the Supervisory Board with two new members. The Combined Meeting therefore proposes to appoint Mr. A. Baan and Mr. R. van Gelder as new members to the Supervisory Board. Both gentlemen fit the Supervisory Board profile and have wide-ranging and in-depth business experience. Mr. Baan brings with him specific international business knowledge and experience in our industry. In addition to international business experience Mr. Van Gelder brings expertise in finance and administration.

### Note to agenda point 11a

**Adoption Remuneration Policy**

Pursuant to section 2:135 of the Dutch Civil Code Hagemeyer is required to have a remuneration policy for members of the Board of Management. This remuneration policy must be adopted by the General Meeting of Shareholders, on the proposal of the Supervisory Board. The remuneration itself will be determined by the Supervisory Board. However, if the remuneration also consists of schemes under which shares or rights to subscribe for shares are granted, such schemes are subject to the approval of the General Meeting of Shareholders. For more detailed information on the Remuneration Policy, please see page 57 of the Annual Report 2004.



# Local service worldwide

Agenda


HAGEMEYER

Dear shareholders and other readers,

# Two words that are key to our growth: Customer service

Although Hagemeyer is still showing a significant loss for 2004, in line with expectations, we are nevertheless pleased with the progress that has been made in all key areas of our business. Our organic sales growth of 3.5% after several years of decline, the considerable improvement of our net result during the year, the strengthening of our position in all our regions, and the improvement of our financial position are all clear indicators that the initial phase of Hagemeyer's turnaround is on track.

- Healthy sales growth
- Considerable improvement in operating profit
- Significant debt reduction
- Initial phase of Hagemeyer's turnaround on track

The year 2004 was a year of recovery and rebuilding for Hagemeyer. The critical financial situation in which Hagemeyer found itself at the end of 2003 was a direct consequence of the serious disruption of our business caused by the simultaneous implementation of a new IT system and a centralised logistics model in the UK. Operational problems caused by similarly disruptive projects were also encountered in the USA, Germany and Australia. These disruptions, aggravated by a weak market environment in some of our regions, led to a serious drop in customer service levels and a dramatic decline in sales. Due to the fixed nature of our cost base and the high operational gearing that is typical of distribution companies such as ours, this decline in sales resulted in severe losses in some of the operating companies.

Hagemeyer's period of financial uncertainty came to an end with the successful completion of the financial restructuring in February 2004. This refinancing considerably strengthened our financial position and gave us the necessary time to accomplish the Company's turnaround. It signalled the start of our recovery.

# Key Figures

| (In € millions) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | 5,427 | 6,338 | 8,343 |
| *Organic growth* | *3.5%* | *(4.9%)* | *(2.0%)* |
| *Organic growth PPS business (on a same number of working days basis)* | *3.2%* | *(7.1%)* | *(4.2%)* |
| Gross profit before exceptional items | 1,241 | 1,346 | 1,721 |
| *Gross profit before exceptional items as a percentage of sales* | *22.9%* | *21.2%* | *20.6%* |
| Gross profit | 1,236 | 1,281 | 1,721 |
| Operating expenses (excluding amortisation of goodwill) | (1,245) | (1,373) | (1,516) |
| *Operating expenses as a percentage of sales* | *(22.9%)* | *(21.7%)* | *(18.2%)* |
| Other operating income | 3 | 18 | 3 |
| EBITDA before exceptional items [1] | 41 | 41 | 270 |
| EBITA before exceptional items [2] | (1) | (9) | 209 |
| *EBITA before exceptional items as a percentage of sales* | *(0.0%)* | *(0.1%)* | *2.5%* |
| Net profit / (loss) before amortisation of goodwill | (133) | (284) | 92 |
| Net profit / (loss) | (164) | (318) | 57 |
| Operating cash flow | 25 | (1) | 219 |
| Free cash flow [3] | (76) | (138) | 78 |
| Net interest bearing debt [4] | 476 | 927 | 1,040 |
| Shareholders' equity [5] | 778 | 543 | 929 |
| Gearing [6] | 0.61 | 1.71 | 1.12 |
| Capital ratio [7] | 33.5 | 20.8 | 28.1 |
| Average net working capital (13 months rolling) | 757 | 957 | 1,236 |
| *Average net working capital as a percentage of 12 months' sales* | *13.9%* | *15.1%* | *14.8%* |
| Average number of employees | 17,973 | 20,918 | 23,029 |
| Number of employees at year end | 17,680 | 19,057 | 22,510 |
| Average sales per employee (in € thousands) | 302 | 303 | 362 |
| **Data per ordinary share (in €)** [8] | | | |
| Net profit / (loss) before amortisation of goodwill | (0.28) | (2.60) | 0.82 |
| Net profit / (loss) | (0.34) | (2.91) | 0.50 |
| Dividend | - | - | 0.33 |
| Shareholders' equity [5] | 1.51 | 4.67 | 8.20 |
| **Share data** | | | |
| Highest traded price (€/share) | 2.36 | 7.51 | 26.80 |
| Lowest traded price (€/share) | 1.33 | 1.76 | 6.08 |
| Closing price [9] (€/share) | 1.70 | 1.79 [10] | 6.90 |
| Number of ordinary shares issued [9] | 516,091,042 | 109,459,256 | 109,459,256 |
| Market capitalisation [9] (in € millions) | 877.4 | 195.9 | 755.3 |

1 *Earnings before interest, tax, depreciation, amortisation of goodwill and exceptional items.*
2 *Earnings before interest, tax, amortisation of goodwill and exceptional items.*
3 *Net cash flow from operating activities less net capital expenditures.*
4 *Interest bearing long and short term debt and subordinated convertible bonds, less cash and deposits.*
5 *Before appropriation of net result.*
6 *Net interest bearing debt / shareholders' equity.*
7 *Shareholders' equity / total assets.*
8 *Rounded to the nearest Euro cent, based on the weighted average number of shares outstanding.*
9 *At 31 December.*
10 *Adjusted for rights issue in February 2004 this is € 1.32.*

In view of the difficult situation faced by some of Hagemeyer's operating companies during 2003, it would be wrong to expect a 'quick fix' type of turnaround. We want the turnaround to be solid and sustainable in the long term. The causes of the damage suffered in 2002 and 2003 have been eliminated. We now need to continue to repair and improve the basics of our core Professional Products and Services (PPS) business by focusing on great customer service, healthy sales growth, gross margin improvement, significant reduction of costs as percentage of sales, and a continuing increase in working capital productivity. The full recovery of the Company will therefore take time. The objective for our PPS business is to achieve a 9% Return on Invested Capital (ROIC) in 2007. The year 2004 marked the first significant step in that direction.

Rudi de Becker, CEO

Customer service is our reason for existence and the key driver of our performance.



While our core PPS business showed significant progress in 2004, our Agencies/Consumer Electronics (ACE) business had a difficult second half of the year. Consumer electronics markets suffered from rapid price deterioration, for plasma and LCD screens, DVD recorders and digital cameras. Our Dutch consumer electronics operations were particularly affected by this situation during the second half of the year. Our luxury goods business in Asia continued to show a strong performance. All this resulted in an organic growth of only 0.5% for our ACE business.

### Customer service levels restored

Hagemeyer is in the service business. **Customer service** is our reason for being and the key driver of our performance. Restoring customer service to normal levels in those operating companies in which it had seriously deteriorated was therefore our top priority for 2004. In order not to risk a relapse in customer service and a further deterioration in sales, which would have been fatal to the Company, we decided during 2004 to slow down and readjust certain cost-reduction initiatives in some of our operating companies. With solid customer service, key business processes repaired and restructuring initiatives better aligned to market reality, the further reduction of our underlying cost base is now high on our agenda for 2005.

The operational problems that disrupted our businesses in the UK, USA and Australia in 2003 and caused a serious deterioration in customer service and sales were solved in the first half of 2004. Customer service levels in these operating companies are again competitive. The new IT system, one of the main causes for disruption in the UK (and to some extent in Australia), is now functioning satisfactorily.

Operational problems in logistics in the USA and in Australia have also been resolved, and are no longer a source of customer service problems. In the UK, the performance of our national distribution centre in Runcorn did not meet our expectations. Although customer service in the UK has been restored to competitive levels, the cost of such a centralised logistics model proved too high. We therefore decided to opt for a simpler and more decentralised model, based on regional distribution centres. In addition to significantly improved customer service, this new logistics network will also bring about reductions in costs and inventory. In the context of Hagemeyer's turnaround situation, I fully expected that there would be a need in certain operating companies to change one restructuring plan or another. The real risk to the success of the turnaround would have been to stick too long to a plan that did not work. In spite of this change of plan, we can confirm that, with our 2007 objective in mind, the UK turnaround is still on track.

### Progress in all key business areas

After years of decline, **sales growth** in our core PPS business (organic growth, on a same number of working days basis) resumed in the second quarter of 2004, and sales continued to grow during the rest of the year. With a growth rate of 4.7% in the fourth quarter, PPS achieved the highest quarterly sales growth since 2000.

PPS Organic growth[1]


FY-2004 3.2%

[1] On a same number of working days basis

Although facilitated by an overall strengthening in most of our markets, our sales recovery was also attributable to the restoration of customer service levels in those operations in which we had suffered a breakdown, to the continuous improvement of our processes and systems and, last but not least, to the renewed confidence of our customers, suppliers and employees after the completion of our refinancing in February. The Nordics region was the main driver of our sales recovery: sales in this region for the year grew by 12.4%, fuelled by a buoyant telecommunications and utilities business. The evolution of sales in our other major operating companies was also encouraging.

With the continuing improvement of our operations and customer service and the further strengthening of our organisation, we are confident that, provided our markets do not deteriorate, we will further grow our sales in 2005.

After years of gross margin erosion, like for like (see page 112), the **gross margin** for the Group increased by 10 base points compared to 2003. Gross margins for 2004 were depressed by the still-negative development of gross margin in the first quarter and the spectacular growth in sales of the lower margin telecom and utilities businesses in the Nordics region.

Further gross margin improvement will be a main priority for 2005. Gross margin transparency, management and control have significantly improved within the Company. A further strengthening of our International Procurement function and closer cooperation and partnership with our major suppliers will also help us to achieve our targets in this area.

Like for like, Group **operating expenses** as a percentage of sales decreased by 90 base points compared to 2003, including PPS operating expenses which as a percentage of sales also went down by 90 base points.

Excluding divestments and acquisitions, headcount was reduced by 590 FTEs. Now that our business decline has been stopped and our growth has resumed, the further reduction of our cost base, mainly driven by the restructuring projects in the UK, is a top priority for 2005.

**EBITDA before exceptional items** in 2004 was € 41 million, which was € 46 million better than in 2003 on a like for like basis.

The **net loss** for 2004 was € 164 million. However, this is an improvement of € 154 million compared to 2003.

For our core PPS business, **average net working capital** as a percentage of sales improved by 220 base points, from 16.4% in 2003 to 14.2% in 2004.

At the end of the year, the Group's **total net interest-bearing debt,** including € 150 million in subordinated convertible debt, stood at € 476 million. This represents a decrease of € 192 million compared to total net interest-bearing debt as at 30 September 2004. Hagemeyer's unutilised senior loan facilities at year-end 2004 were approximately € 250 million.

### Turnaround driven by strong local management teams and operational headquarters

Ongoing efforts are being made to considerably strengthen the operating company management teams. A new CEO for Central Europe (including Germany) was appointed in May 2004 and a new CEO for the UK was appointed in January 2005. Both newly appointed CEOs have taken immediate steps to strengthen their own management teams. Following these changes, we can now confirm that we are generally satisfied with the quality and depth of the senior management teams in our major operations.

In Hagemeyer's turnaround situation, for headquarters to be able to fulfil its role of driving the turnaround and supporting and monitoring the execution of the turnaround plans, it is essential that senior management at head office and operations work as closely together as possible and that headquarters and operations function as one team. All six regional CEOs therefore report directly to me. During 2004, I spent much time in the operations, talking to Hagemeyer's managers, employees, customers and suppliers. I will continue and even intensify this approach in 2005. A PPS Executive Committee has been created for the same purpose, consisting of myself, Hagemeyer's CFO and the Vice President of Operational Support, plus all six regional CEOs.

The PPS Executive Committee meets on a regular basis, monitors the progress of the turnaround and performance against targets, agrees on key strategies and implementation priorities, develops European and global initiatives, and facilitates benchmarking and the exchange of best practices.

The International Procurement function, which plays an important role in our gross margin improvement activities, has also been revitalised and strengthened.

Only lean corporate headquarters can fulfil a directly operational role in full support of the operating companies. During 2004, we therefore eliminated all non-essential regional and corporate headquarters positions. This has resulted in a headcount reduction of 26 FTEs (a quarter of the total).

## Back to basics

More than ever, we will continue to pursue our 'back to basics' philosophy. Although Hagemeyer has come a long way, there is still much opportunity to further improve the basics of our business, through better customer service, sales growth, gross margin improvement, cost reduction and working capital productivity. For many years to come, our core business activity of distributing electrical parts and supplies for the construction and installation and industrial markets will continue to offer significant improvement and growth opportunities.

Although we will remain alert to any emerging strategic opportunities by staying close to customers, suppliers and our people in the field, we will not embark on any strategic adventures or highly disruptive projects. The only major restructuring which is now taking place is the roll-out of the changed logistics model in the UK. We have taken every precaution to avoid any business disruption by entrusting the leadership of the project to professionals with much experience in similar ventures and by adapting the speed of the roll-out to our ability to maintain customer service levels. Our new IT system, the cause of many problems, is now operating satisfactorily in the UK, Australia and Ireland. For the foreseeable future, there are no plans for further major IT system replacements.

Our priority for 2004 was very much to stop the decline of the Company and to start the turnaround process. Now that we are well on our way, we will need a few more years to completely fix the business and to bring the Company back to a satisfactory and sustainable level of profitability, as spelled out in our 2007 objectives. However, in a turnaround situation such as ours, it is also important to already start thinking about life after 2007. During 2005, therefore, together with the members of our PPS Executive Committee, we will continue to take a long, hard look at our future strategy with the objective of determining paths for profitable growth after the turnaround has been successfully completed.

## 2005: A further major step toward full recovery

Our outlook for 2005 is positive, and we do not expect our markets to deteriorate. Hagemeyer is starting 2005 in a much stronger position than was the case in early 2004, with stronger operating company management teams, confident and motivated employees, restored customer service in the operating companies that suffered a breakdown, and much improved processes and systems. In 2005, we expect sales growth and the overall improvement of our business to continue, resulting in a considerably better operating profit and a further drastic reduction in net loss.

A turnaround situation like the one Hagemeyer is in is not without risk, but as things now stand, we have every reason to be confident that the turnaround will be successful and that we will achieve our 2007 objectives.

## Committed to the principles of corporate governance and sustainability

Based on recent surveys, Hagemeyer is one of the leading companies in terms of compliance with the relevant principles and best practices of the Netherlands Corporate Governance Code. We will continue our efforts to further improve our performance in this important area.

We are committed to respecting and applying the principles related to human rights, labour rights and protection of the environment. We will make every effort to minimise the negative environmental impact of our operations.

### The achievements of the Company are the achievements of its people

It is thanks to its people that Hagemeyer has survived the severe crisis end of 2003 and early 2004. The conditions under which they have continued to fight for Hagemeyer's survival could not have been more difficult. I have every respect for what Hagemeyer's people, management and staff, have accomplished during those difficult times. They have every reason to be proud of what they have accomplished for their company. Our people are the basis for our sustainable competitive advantage in the future, and I therefore want to pay tribute to their efforts and thank them for their dedication and loyalty. I am looking forward to continuing the rebuilding of Hagemeyer together with such a great team.

Finally, I would also like to acknowledge the Company's customers, suppliers, shareholders and lenders, whose support has been and continues to be critical for the success of Hagemeyer's turnaround.

Best regards,



Rudi de Becker, CEO

Senior management at head office and operations work closely together and function as one team.



# Board of Management

### Rudi de Becker, CEO *(1946)*

Joined Hagemeyer in the position of Chief Executive Officer in March 2004. Appointed a member of the Board of Management in the position of Chairman in the AGM of April 2004. Mr De Becker is a Belgian national. Due to stand down in 2008. Prior to joining Hagemeyer, Rudi de Becker was a member of the Executive Board of Buhrmann and prior to that he was a member of the Board of Samas and held a number of general management positions with amongst others Black & Decker and Xerox.
Number of Hagemeyer shares owned at 31 December 2004: none

### Tjalling Tiemstra, CFO *(1952)*

Joined Hagemeyer in the position of Chief Financial Officer in August 2002. Appointed a member of the Board of Management in the AGM of April 2003. Mr Tiemstra is a Dutch national. Prior to joining Hagemeyer, Tjalling Tiemstra held the position of CFO at Hollandsche Beton Groep and prior to that he held various senior financial and general management positions with Unilever.
Number of Hagemeyer shares owned at 31 December 2004: none

*Corporate Secretary*

### Hein Bijl, *(1968)*

Joined Hagemeyer's legal department in 1996 and has been Group Legal Counsel since 2003. Appointed Corporate Secretary and Corporate Compliance Officer in 2004.



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# PPS Executive Committee

1 Rudi de Becker *(1946)*
CEO

2 Tjalling Tiemstra *(1952)*
CFO

3 Alex Wouterse *(1965)*
Vice President Operational Support

4 Ulf Gundemark *(1951)*
CEO Nordics

5 Dave Gabriel *(1958)*
CEO North America

6 Fernando Cogollos *(1959)*
CEO Southern Europe

7 Robin Norris *(1950)*
CEO Asia-Pacific

8 Rod Stoyel *(1949)*
CEO UK & Ireland

9 Paul Zekhuis *(1965)*
CEO Central Europe

## Hagemeyer's strategy in plain words:

# Fix the business, restore profitability

**Hagemeyer is in the service business. To provide our customers excellent service is our number one success factor. Excellent customer service is the basis for sales growth and gross margin improvement. It also helps improving productivity.**

### Core business: Professional Products and Services (PPS)

Hagemeyer's core PPS business is the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products to contractors in the Construction and Installation (C&I) market and to industrial users. Hagemeyer adds value to its PPS suppliers and end users by enabling them to improve their own customer service and by increasing their efficiency and competitiveness. This core PPS business represents approximately 92% of Hagemeyer's total turnover and operates in 25 countries spread across Europe, North America and Asia-Pacific (mainly Australia and China).

The remaining 8% of Hagemeyer's turnover is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and other branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia. ACE is a profitable business that generates attractive cash flows.

In Europe and Australia, approximately 75% of our PPS business goes to the C&I market, the balance is sold to the industry. By far the largest part of our product range consists of electrical parts and supplies. Safety and other non-electrical MRO products still represent only a small (although steadily growing) share of our turnover in these parts of the world.

The situation is different in North America, which represents 24% of our total PPS sales. In North America, approximately 80% of our PPS business is realised in the industrial market, with the balance sold to C&I contractors. In the USA our C&I business is concentrated in the south-east and mid-Atlantic. Our Canadian and Mexican businesses sell exclusively to industrial users. A large part of our North American business consists of integrated supply contracts, where Hagemeyer provides industrial users, often on site, with value-added one-stop-shopping services, including procurement, logistics and inventory management for a wide range of electrical and non-electrical MRO products. As a result of this industry focus and the importance of our integrated supply business in North America, the product range on offer is much broader than just electrical products, and also includes a wide range of non-electrical MRO products, such as safety products, cutting tools and abrasives, hand and power tools, electronics, lubricants and fasteners.

### Significant potential for profit improvement in current core business

Although Hagemeyer has made significant progress, there is still much potential to further improve the basics in all its operations. To restore profitability, there is no need to embark on ambitious, expensive and, in Hagemeyer's turnaround situation, risky growth initiatives and change programmes.

## *'The market for electrical products is an attractive growth market'*

Hagemeyer's main activity is the distribution of electrical parts and supplies. The market for electrical products is, over the long term, an attractive growth market, which still offers plenty of opportunity. New electrical applications are constantly being developed and innovative suppliers are continuously bringing new electrical products and solutions to market in order to better satisfy ever-increasing customer needs. There is a constant upgrading trend toward better-quality, longer-lasting and more functional and versatile electrical products.

Markets for electrical products are becoming increasingly diverse and complex, not only for end users but also for suppliers. Only world-class distributors such as Hagemeyer have the necessary expertise and resources to help suppliers, bridging the gap between their R&D labs and end users in order to accelerate the penetration of their new products. One of Hagemeyer's priorities as one of the world's leading electrical distributors is to considerably improve its capabilities to provide value-added services to both suppliers and end users in areas such as product and brand marketing support, end user training, technical advice and support, and design and consulting services.

Hagemeyer is No. 1 or 2 in most of its markets. This prominent position is often built on a high market share in the highly competitive, large end user segment. Where this is the case, the small and medium-sized end users offer considerable potential for profitable growth. We also lost most market share and share of wallet with the small and medium-sized end users in the countries in which our business was disrupted in 2003. Increasing our market share and recapturing our lost share of wallet with these end users is therefore one of our key priorities.

Our single-minded focus on further improving the profitability of our current core electrical business does not mean that we no longer believe in the opportunity for the one-stop-shopping and integrated supply concept for electrical and non-electrical MRO products in Europe. We will, however, follow a pragmatic approach and avoid major investments in this area during the coming years. In Europe, the concept of outsourcing MRO procurement, logistics and inventory management by industrial users is still in its embryonic phase. The opportunity is there, but development will be slow. In North America, Hagemeyer has acquired world-class expertise in this area. Once the concept starts to catch on in Europe, Hagemeyer will be in a strong position to seize this opportunity. In the meantime, our global American customers are exporting the concept to their European operations and to their businesses in other parts of the world. We will follow these customers, provided that we can serve them outside

North America in a sustainably profitable way, and provided that such projects do not conflict with other, more urgent turnaround priorities. In the coming years, we therefore expect a gradual development of our non-electrical MRO and integrated supply business outside North America, rather than a spectacular acceleration in growth.

There is an increasing demand, especially from large American industrial customers, for services on a global level. Hagemeyer has a clear competitive advantage in this area. A Global Account Management function has been created to coordinate the management of these accounts on a global level and to further develop new global accounts based on this strength.

*'Hagemeyer has a clear competitive advantage in serving industrial customers worldwide'*

Customers in our industry are spending too much time looking for products, suppliers and conditions, and placing orders. We want to improve their efficiency by further enhancing our e-commerce capabilities. Customer-friendly electronic ordering systems tailored to the procurement process of the customer are therefore being made available in each of our operating companies.

Our International Procurement function has been strengthened. Its main objectives are to source more volume from fewer suppliers and, as a result, realise procurement and supply chain cost savings, to facilitate a closer partnership and better communication with our key suppliers, to improve the process of procurement benchmarking and the exchange of best practices among the operating companies, and to manage procurement on the basis of category management.

### Local service worldwide

Hagemeyer is in the service business. To provide our customers with excellent service is our No. 1 success factor. Excellent customer service is the basis for sales growth and gross margin improvement. It also helps to improve productivity.

To achieve world-class customer service levels in all our operating companies is a major focus area. Processes for international benchmarking and the exchange of best practices are being reinforced, and the use of external customer satisfaction surveys by our operating companies will be implemented across the Company.

Our customers' service needs vary from country to country, and C&I and industrial customers have different service expectations, as do small, medium-sized and large accounts. Head office must allow local management sufficient freedom to adapt their product and service offering, systems, logistics and other processes to the specific needs of their local customers.

In this context, a global standardised IT system for all operating companies is no longer considered essential for the achievement of our strategic objectives. In general, the legacy systems in our operating companies are functioning satisfactorily. No major replacements are needed for the foreseeable future.

The main objective for local logistics restructuring projects will be to improve customer service. Although increasing productivity and reducing inventories are very important priorities, they will only be pursued if, at the same time, we succeed in better serving our customers. In our larger markets, we have therefore abandoned the idea of large national distribution centres covering a wide geographical area and serving a large number of sales branches and customers. This concept proved too costly, inflexible and unwieldy in large markets. The logistics model we want to implement instead is based on a number of smaller, low-cost and more flexible regional distribution centres, which are closer to the customer, serve a smaller number of sales branches and are much easier to implement and operate. Such a model has been successfully implemented in Germany. A similar logistics model is now being implemented in the UK. Plans are being developed for Spain and Australia for implementation during the coming years.

*'We strive for a high degree of decentralisation and local autonomy'*

The same philosophy of 'customer service first' will be applied when plans are developed for the separation of sales or branch back-office activities (such as purchasing, logistics and administrative support functions) from front-office tasks and their consolidation in shared services or call centres.

Within this philosophy of decentralisation and local empowerment, the main operational tasks to be carried out by headquarters are as follows:

- to develop, together with the operations, key Group strategies, priorities and guidelines, which allow sufficient autonomy and flexibility for local operations;
- to control operations;
- to drive, control and support the turnaround process;
- to facilitate international benchmarking and the exchange of best practices;
- to lead and manage international initiatives such as international procurement, global account management, and management succession and development planning.

The PPS Executive Committee, of which Hagemeyer's CEO and CFO, the Vice President of Operational Support and all six Regional CEOs are members, plays a crucial role in facilitating the execution of these tasks.



## 2004-2007: Fix the business, restore profitability

The financial objective for our PPS business is to achieve a Return On Invested Capital (ROIC) of 9% by 2007. This includes capitalised goodwill. Excluding goodwill, the target is approximately 14%. To achieve this, an average annual sales growth of between 3 and 5% is needed in the coming years.

We will achieve this 2007 target by focusing on a number of key priorities.

- Hagemeyer has come a long way since the crisis of 2003. In order to bring the Company to a performance level comparable to that of similar companies, there is still considerable repair work to be done in certain areas of our business. The potential for improvement by just further improving the basics of our business is therefore considerable.
  - Customer service is the basis for all other improvement activities in the areas of sales, gross margin, productivity and working capital.
    In the operating companies that suffered a breakdown in 2003, customer service was restored to competitive levels during 2004. One of our key priorities is to continue this positive trend in order to become world-class in the area of customer service.
  - After a long period of decline, sales growth has resumed in the second quarter of 2004. In the operating companies that suffered operational disruptions in 2003 and early 2004, we did not lose that many customers as such. We primarily lost customer share of wallet, which is somewhat easier to regain than lost customers. It is crucial that we continue to grow sales, based on superior customer service and a dynamic and professional sales and marketing approach.
  - There is still significant scope for improving our gross margins. Key areas for improvement include good margin transparency, management and control; close partnership with our key suppliers; smarter pricing adapted to specific product and customer segments; selling more added-value products and services and increasing our share in the small and medium-sized customer segment.
  - Although significant progress was made during 2004 in the area of cost reduction, our main priority was to stop sales decline and resume growth. Decreasing sales have a much more detrimental effect on the Company's bottom line than a postponement of cost-reduction initiatives. Lost sales are difficult to regain, but one can always come back to reducing costs. In some operating companies, cost-reduction projects had to be slowed down and readjusted in order not to seriously damage customer service again and risk the business. This was particularly true in the UK. Now that customer service has been restored, sales growth has resumed, and restructuring plans have been adapted to market reality, cost-reduction projects can be further rolled out.
    A further reduction of our underlying cost base is therefore high on our priority list for 2005.
  - We will continue to focus on cash management by improving profitability and increasing working capital productivity.

*'Hagemeyer's turnaround depends largely on the turnaround of the UK'*

- As far as the operating companies are concerned, most attention by far will continue to be devoted to the UK. Hagemeyer's turnaround depends largely on the turnaround of the UK operation, and more specifically of our Newey & Eyre subsidiary. The turnaround of Hagemeyer UK is our No.1 short-term priority. During 2004, our UK operation made significant progress in all business areas, but we still have some way to go before we are able to close the gap between a negative EBITA (before exceptional items) of € 111.6 million in 2003 and a situation of sustainable profitability. The original logistics model, based on a large central national distribution centre, is now being replaced by a more decentralised and simpler model based on a number of smaller and lower-cost regional distribution centres. This will allow us to further improve customer service, while at the same time accelerating the reduction of costs and inventories. Furthermore, UK management has been considerably strengthened by the appointment in January 2005 of a new CEO.

- Trends are positive at the other operating companies that suffered operational disruptions during 2003 and early 2004 (i.e. USA, Germany and Australia). The focus here will be to ensure that their positive momentum continues and even accelerates in order to bring them to a satisfactory level of profitability as quickly as possible.

- For the strong performers in our core PPS business (i.e. the Nordics, Spain, the Netherlands, Switzerland, Canada and Mexico), the main focus will be to ensure that they continue their strong performance and that they receive the necessary support to even accelerate their profitable growth.

### From 2007 onwards: Accelerate profitable growth

We expect Hagemeyer to be profitable again in 2006 and to achieve a 9% ROIC by 2007. By that time, a solid platform will have been established for new growth initiatives. The concept of outsourcing the procurement, logistics and inventory management of MRO products will have gained in popularity with industrial end users in Europe and in other parts of the world outside North America.

Hagemeyer will be in a strong position to accelerate the growth of its non-electrical MRO and integrated supply business outside North America by investing in a measured way in additional sales, marketing, logistics and service resources, and by making relatively small strategic acquisitions in the area of non-electrical MRO products.

Another opportunity for new growth is geographic expansion in important countries in Europe and Asia where Hagemeyer is not yet active and where its business model can add value for suppliers and end users in a profitable way. This expansion will mainly be based on acquiring medium-sized successful local players. Geographical expansion can also be achieved by improving our geographical coverage in countries such as the USA.

### Managing the Company for the long term

Our principal objective is to deliver long-term satisfactory shareholder returns whilst maintaining the highest standards of integrity and honesty. This objective cannot be reached without the motivation and dedication of Hagemeyer's employees and the active support of other stakeholders, such as our customers, suppliers and lenders.



# 'On-time and on-the-spot delivery is essential for a £4 billion project such as Heathrow Airport's new Terminal 5'

Hagemeyer is a leader in project support. To give just one example, our UK subsidiary Newey & Eyre has been appointed as the supplier for one of Europe's largest construction projects, Heathrow Airport's new Terminal 5. According to Matthew Riley, Commercial Director of the British Airport Authority and the person responsible for managing the project, the scale of the venture demands reliability and flexibility at every stage.

## What we do

- Newey & Eyre keeps stock of all common bulk purchase electrical equipment and products for the construction of the terminal.
- We perform the complex logistics operations to deliver at the right time and place at the project site.



## How we do it

- We established a warehouse on location where work packs are assembled and delivered to the site as required.
- These work packs are broken down into manageable installation kits, which comprise the product required for the specific project stage.

## Who does it

- Hagemeyer has stationed experienced manager Mike Linney (right) on site for the duration of the 3.5-year contract.
- Mike Linney is working in close cooperation with Matthew Riley (left), Commercial Director of the British Airport Authority.

Teaming up 'The construction site of Heathrow Terminal 5 stretches over 100 hectares, and the new terminal is expected to increase passenger traffic by 30 million people each year,' says Riley. 'The project is likely to cost £4.2 billion and should be completed by 2007. The size of the project requires suppliers that have the size and the experience to safeguard every aspect of delivery. After a long tendering process, Newey & Eyre was appointed as the supplier of all common bulk purchase electrical equipment and products for the construction of the new terminal. Newey & Eyre won the contract on the basis of their track record and the transparency of their bid, teaming up with a major technical distributor, BBS.'

Wealth of experience 'Hagemeyer offers worldwide supply networks supported by local services, which are invaluable to the project. For the terminal building alone, Hagemeyer will supply thousands of light bulbs, switches and metres of cable. This requires flexibility, as the planning can change in an instant. The logistics operation is performed from a 20,000-square-foot warehouse. Here, 'work packs' will be assembled and delivered to the site as required. These packs are broken down into manageable installation kits. For instance, the packs for lighting the departure lounge may well be sub-divided into several kits that will be delivered as and when required. This means that on-time delivery is guaranteed.'

## What we do

- Hagemeyer is a leading electrical supplies wholesaler that combines local presence with nationwide distribution.
- Generally, products are delivered within 24 hours after ordering.
- Many orders are delivered on the same day.

## How we do it

- Customers can order at the shops, by phone or over the Internet.
- Warehousing, logistics and distribution are efficiently organised.
- Staff are selected on the basis of technical competence, and receive thorough training.

## Who does it

- In Sweden, some 760 employees work in the shops, sales offices, central warehouse and head office.
- In Täby, Tommie Jönsson of installation firm Bällsta El is supported by shop manager Morgan Laven and his three co-workers.



# 'After all those years of daily visits, the shop is like my second home'

One of Hagemeyer's global business lines is the delivery of electrical equipment and other supplies to small construction and installation firms. In the Swedish municipality of Täby, Hagemeyer subsidiary Elektroskandia runs one of its 44 shops spread across the country. Tommie Jönsson, a customer for 18 years, talks about the experiences his C&I firm Bällsta El has had with Elektroskandia.


Kopplingsdosor
Apparatdos

Responsive staff, nearby location 'Elektroskandia's staff are both skilful and friendly, and we have extensive dialogues,' says Jönsson: 'I can give my views and ask questions, and they are always interested and responsive. If the shop manager or one of the sales representatives can't answer my question directly, they contact others and always call me back later.'
The nearby location of the shop is another advantage, even though Jönsson often orders over the internet. 'I'm generally out on jobs during the day. With the on-line shop, I can place my order at the end of the working day and pick the items up the next morning. I prefer this to having them delivered directly to our location, because I want to be able to buy additional items if necessary.'

The shop as a meeting place For Jönsson, the shop is also a place to meet others, and he regularly runs into colleagues and friends there. Sometimes they even arrange to meet at the shop instead of their own office. 'In the morning, the shop serves breakfast, and later in the day you can take a tea or coffee break there. At these meetings, there are always shop staff on hand to answer questions and talk about new products. Sometimes, they even organise special trainings and take us to big trade fairs. It's very much appreciated!' concludes Jönsson.

# 'Value-added service through vendor-managed inventory'

Hagemeyer North America (HNA) spans the continent with more than [illegible],200 associates at approximately 400 locations throughout Canada, Mexico and the United States. HNA has set itself apart by being a solutions provider, rather than just a distributor. Customers like General Motors (GM) appreciate Hagemeyer's valued-added services, including Vendor-Managed Inventory (VMI) as used by Allison Transmission, a GM company in White Marsh, Maryland, USA. HNA National Accounts Manager Jeff Robinson explains the relationship between Hagemeyer and GM.



**Integrated experience** 'In 1999 and 2000, Hagemeyer acquired and started to integrate three large North American companies – CamBar, Tristate and Vallen – each of which had an established relationship with General Motors (GM),' says Robinson. 'Hagemeyer North America (HNA) has combined and maximised the strengths of each relationship to develop its partnership with GM. Today, HNA supports GM at six locations in two countries. At GM's White Marsh, Maryland facility, Hagemeyer is responsible for managing Allison Transmission's electrical commodity inventory.'

**Expanding relationship** 'The combined experience and expertise of Hagemeyer associates across North America have resulted in a stronger and growing relationship with GM,' adds Robinson. 'Initially, HNA was predominantly a supplier of GM's component manufacturing plants, providing varying degrees of dedicated support. In recent years, the relationship has grown, such that HNA is now a full-time, on-site integrated supplier partner at several GM automotive manufacturing plants. The service we provide includes staying within GM's inventory budget, as well as providing documented cost savings on a consistent basis. While we refer to the service as vendor-managed inventory, General Motors considers it a commodity management programme.'



### What we do

- Vendor-managed inventory is one of the many value-added services Hagemeyer offers to help its customers manage their MRO (Maintenance, Repair and Operation) and electrical inventory budgets.

### How we do it

- HNA's services for GM range from the most basic – a 'buy/ship/bill' relationship – all the way to the most complex, complete and comprehensive on-site storeroom management programme.

### Who does it

- Dedicated National Accounts Managers Jeff Robinson, Bill Beauston and Michael Shomo are responsible for managing HNA's General Motors relationship in the USA and Mexico.

## What we do

• Hagemeyer delivers a range of tens of thousands of products to customers and directly to project locations. In Germany, we operate through a nationwide network of over 70 sales branches and 11 regional distribution centres.

## How we do it

• A sophisticated planning system, integrated order facilities (available 24 hours a day) and skilled staff guarantee that deliveries always take place at the appointed time and place.

## Who does it

• In Bremen, Jens Bührmann is the outbound Sales Representative for Elektro-Strohschein. Pictured below is the owner of Elektro-Strohschein, Dieter Strohschein, answering the daily call from Inbound Sales Representative Marcus Böttcher.



# 'At the logistics centre they instantly know what we mean'

Hagemeyer is internationally known for its electrical equipment and components. Mid-sized construction and installation firms in particular call upon our broad product range and the technical competence of our staff. One such example is Elektro-Strohschein, which turns to Hagemeyer Deutschland for prompt, precise deliveries, both to the company's location and to its project sites. Owner Dieter Strohschein talks about the accuracy and reliability of the Hagemeyer logistics centre in Bremen.



**Attuned to customer needs** 'Every morning, we get a call from the Hagemeyer Sales Department in Bremen,' says Strohschein. 'We discuss which products and materials we need for which projects, and when they need to be delivered to a particular location. The staff within the Department are so professional that they instantly know what we mean. The orders are processed electronically, prepared in the warehouse for transport and dispatched at the agreed time. This may seem simple, but we order a wide range of products, and they need to be delivered at exactly the right time – not just to our company, but also to construction sites all over northern Germany. This process always goes smoothly, and has done since we became a customer in 1981.'

**Reliable and competitively priced** 'Hagemeyer's range extends to some tens of thousands of products,' continues Strohschein. 'That means that we can source almost anything we need from them. This is a huge advantage, as our activities are really varied: we supply systems for security, fixed telephony, mobile communications, time registration and access control. Moreover, we handle not only the installation, but also all the cabling. As a result, we require many different products at many different stages of a project – so deliveries have to be exactly right and exactly on time. If I remember rightly, Hagemeyer has always met its delivery commitments.
Special orders can be delivered within 24 hours. Another plus is their pricing, which I would unreservedly describe as competitive.'

# Group Financial Review

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 5,426.7 | 6,337.8 |
| *Organic growth (not adjusted for working days)* | *3.5%* | *(4.9%)* |
| Gross profit | 1,240.7 | 1,346.4 |
| *Gross profit as a percentage of sales* | *22.9%* | *21.2%* |
| Operating expenses (excluding amortisation of goodwill) | (1,244.7) | (1,373.3) |
| *Operating expenses as a percentage of sales* | *(22.9%)* | *(21.7%)* |
| Other operating income | 2.6 | 17.6 |
| EBITA | (1.4) | (9.3) |
| *EBITA as a percentage of sales* | *(0.0%)* | *(0.1%)* |
| 13 months' average net working capital | 756.7 | 957.1 |
| *Average net working capital as a percentage of 12 months' sales* | *13.9%* | *15.1%* |

**Net sales** in 2004 were € 5,426.7 million, compared to € 6,337.8 million in 2003. The net effect of divestments and acquisitions led to a decrease in sales of € 989.0 million. This mainly concerned the disposals of Tech Pacific, Stokvis Tapes Group in 2003 and GPX and the retail activities in Germany in 2004. Foreign exchange rates had a negative effect on sales of € 106.7 million, mainly due to the weakening of the USD in the course of 2004, partly offset by a stronger GBP and AUD.

For the full year, **organic sales growth** was 3.5% (€ 184.6 million), with growth of 3.2% in the first half of the year and 3.9% in the second half.

The **Professional Products and Services (PPS)** business accounted for € 4,988.4 million in net sales, or 92% of the Company's total net sales in 2004 (2003: € 5,061.9 million and 80% of total 2003 net sales).

— 2004 net sales of € 5.4 billion, 3.5% organic growth

— EBITDA before exceptional items € 41 million in 2004, like for like (see page 112) € 46 million better than 2003

— Net loss 2004 at € 164 million, almost half 2003 net loss

— Free cash flow (before proceeds from divestments) of € 63 million positive in second half of 2004; € 76 million negative for the full year

— PPS average net working capital as a percentage of sales reduced to 14.2% in 2004 (2003: 16.4%)

Tjalling Tiemstra, CFO

Building on the improvement of our working capital productivity, we will now focus on further growing our EBITA in order to achieve our 2007 ROIC objective.



**Organic growth** for the **core PPS business**, not adjusted for working days, was 3.8% in 2004. This growth was 3.1% in the first half of the year and 4.5% in the second half.

The **organic growth** for the **core PPS business** was 3.2% on a same number of working days basis (HY1 2004: 2.1% and HY2 2004: 4.2%).

The **PPS Nordics** region was the **strongest driver** of organic growth in 2004, with continuing high sales levels in the utilities and telecom segments, which have lower than average gross margins.

**Gross profit** for 2004 was € 1,240.7 million, a decrease compared to the prior year of € 105.7 million. Gross margin increased from 21.2% in 2003 to 22.9% in 2004. This increase reflects a change in the composition of the Group's sales, in particular the elimination of low margin sales of Tech Pacific and GPX.

**Operating expenses** decreased from € 1,373.3 million in 2003 to € 1,244.7 million in 2004. Exchange rate movements reduced operating expenses by € 24.3 million and divestments added € 103.3 million to the decrease. FTE related cost savings of approximately € 46.1 million were offset by cost inflation of € 23.4 million and cost increases of € 21.7 million. The majority of these cost increases were caused by turnaround-related costs, such as provisions for incentives for local staff and professional fees incurred in business improvement projects, freight expenses related to the logistics reorganisation in the UK, and other costs of an incidental nature.

**EBITDA before exceptional items** for 2004 was € 41.0 million, an increase of € 0.4 million compared to 2003, and an increase of € 45.5 million to 2003 on a like for like basis (see page 112). The EBITDA margin was 0.8%, compared to 0.6% in 2003.

Hagemeyer has entered into an **FTE reduction programme** in 2003. Movements in the actual number of FTEs at year-end 2003 and year-end 2004 are shown in the following table.

## Movement in actual number of FTEs

| | 2004 | 2003 |
|---|---|---|
| Number of FTEs at 1 January | **19,057** | **22,510** |
| FTE reductions due to net effect of divestments/ acquisitions | **(787)** | **(2,032)** |
| Movement in FTEs in operations | | |
| PPS Europe | (275) | (968) |
| PPS North America | (251) | (266) |
| PPS Asia-Pacific | - | 67 |
| ACE | (38) | (189) |
| Corporate and other | (26) | (65) |
| | **(590)** | **(1,421)** |
| Total movement in FTEs | **(1,377)** | **(3,453)** |
| Number of FTEs at 31 December | **17,680** | **19,057** |

The actual number of FTEs at 31 December 2004 was 17,680, compared to 19,057 on the same date in 2003. Of the FTE reduction of 1,377 in 2004, 787 FTEs are related to divestments. PPS Germany, the UK and North America in particular contributed to the 590 FTE reduction in operations. In the second half of 2004, the headcount reduction in the UK was delayed by several months in order to maintain customer service levels during the implementation of the new logistics model. In Mexico a large contract was regained. To service this contract it was necessary to hire additional staff. Headcount was therefore approximately 100 higher than the original plan.

**EBITA before exceptional items** for 2004 was € 1.4 million negative, an improvement of € 7.9 million compared to 2003. On a like for like basis EBITA improved by € 50.1 million from € 51.5 million negative in 2003 to € 1.4 million negative in 2004.

## Exceptional items

| | (In € millions) |
|---|---|
| Net book result on divestment (mainly related to the divestments of the remaining share in Tech Pacific, the divestment of GPX and of the retail activities in Germany) | 44.7 |
| Amortisation and write off in full of intangible fixed assets, mainly ICT related | (39.6) |
| Exceptional items related to regulatory and risk management | (11.3) |
| Exceptional items related to headcount reduction programmes | (10.4) |
| Exceptional items related to the restructuring of the branch network (in particular related to vacant leases in Germany, the USA and Australia as well as book gains and losses on fixed assets, excluding expenses related to the headcount reduction and the closure/divestment of the retail activities in Germany) | (4.4) |
| Exceptional items related to the restructuring of warehouse activities (including stock rationalisation, warehouse relocation and other related expenses) | (3.4) |
| Exceptional items related to the restructuring of shared service centres | (3.3) |
| Various other exceptional items | (4.5) |
| **Net exceptional charges** | **(32.2)** |

**Net exceptional charges** in 2004 amounted to € 32.2 million (2003: € 126.0 million), as specified above. The largest components were a net book gain mainly related to the divestments of Tech Pacific, GPX and the retail activities in Germany and the amortisation and write-off of intangible assets that were mostly ICT-related.

During the year, the Group utilised € 25.6 million of its end 2003 **restructuring and reorganisation provisions**. Of this amount, approximately € 23.3 million was utilised for reorganisations in the PPS business. This included costs related to the streamlining of the logistics infrastructure, the rationalisation of the branch network in Europe and North America, and the headcount reduction. The remainder of € 2.3 million mainly concerned costs for the reorganisation and headcount reduction within the Agencies/Consumer Electronics business, as well as vacant leases. At 31 December 2004, total restructuring and reorganisation provisions amounted to € 26.9 million (compared to € 40.8 million at year-end 2003).

The **share in results of associated companies** increased from € 5.9 million in 2003 to € 9.1 million in 2004, mainly as a result of the remaining investment of 31.5% in Tech Pacific, which was included in results from associated companies from 1 June 2003 to 1 November 2004.

**Net financial expenses** for the year decreased from € 122.0 million in 2003 to € 83.6 million in 2004. Net financial expenses in 2003 included an amount of € 45.0 million for standstill and advisory costs related to the refinancing of the Group. Net financial expenses for 2004 included a further € 18.5 million in costs related to the refinancing of the Group. These costs include a non-recurring make-whole payment of € 11.8 million to certain note-holders as a consequence of the successful rights issue in February 2004. The interest cost benefits resulting from the lower average debt compared to 2003 were offset by higher interest rates.

The Group's **tax charge** was € 24.8 million, including € 19.6 million net write-off of deferred tax assets.

**Net result** for 2004 was € 164.1 million negative, compared to € 318.0 million negative in 2003. Net result per share improved from € 2.91 negative in 2003 to € 0.34 negative in 2004 (based on the average number of shares outstanding during the year). Subsequent to the rights issue in February 2004, the actual **number of shares**

outstanding increased to 516,091,042 at 31 December 2004 (109,459,256 at 31 December 2003).

## Financial position

**Total assets** at 31 December 2004 were € 2,320.2 million, a decrease of € 283.2 million compared to 31 December 2003. The net effect of acquisitions and divestments resulted in a decrease in total assets of € 55.7 million. Foreign exchange rate movements accounted for a decrease of € 67.6 million.

**Intangible assets** at 31 December 2004 were € 495.7 million. Of this amount, € 34.7 million relates to capitalised expenditures for software licenses and trade names. During 2004, the non-allocated capitalised expenses for software were fully written off, resulting in an exceptional charge of € 39.6 million. € 461.0 million of capitalised goodwill has been included as intangible asset at 31 December 2004.

**Shareholders' equity** increased from € 542.5 million at year-end 2003 to € 777.8 million at year-end 2004. The increase reflects the share issue in February 2004, resulting in a net contribution of € 433.8 million, partly offset by this year's net loss of € 164.1 million and the negative effect of movements in foreign exchange rates of € 34.4 million. In 2003 costs relating to the share issue at an amount of € 6.1 million had been capitalised in the balance sheet. In 2004 these costs have been charged to the proceeds from the share issue in shareholders' equity.

**Average net working capital** as a percentage of net sales for the Group decreased, from 15.1% in 2003 to 13.9% in 2004. The PPS business achieved an improvement from 16.4% in 2003 to 14.2% in 2004, leading to a reduction of more than € 100 million of average capital employed compared to 2003.

Average net working capital as a percentage of net sales of the Agencies/Consumer Electronics business increased from 19.4% in 2003 to 21.3% in 2004, partly due to the disposal of GPX at 1 April 2004, which company had a relatively low working capital utilisation.

PPS Average net working capital[1]


22%
20%
18%
16%
14%
12%
2002
2003
2004
PPS Europe
PPS North America
PPS Asia-Pacific
PPS Total

[1] as a percentage of sales

Total **net working capital** at 31 December 2004 amounted to € 705.4 million (2003: € 749.0 million).
At 31 December 2004, the net trading working capital for the Group amounted to € 853.3 million (2003: € 923.1 million). The non trading working capital of € 147.9 million negative (2003: € 174.1 million negative) mainly consisted of taxes receivable and payable, accrued income and expenses, and prepaid expenses.

**Free cash flow** (before proceeds from divestments) for 2004 was € 75.8 million negative (2003: € 137.6 million negative). The positive cash flows from EBITDA before exceptional items (€ 41.0 million), net working capital reduction (€ 36.1 million) and dividends received (€ 3.7 million) were exceeded by negative cash flows from financial expenses (€ 73.0 million), exceptional restructuring expenses (€ 50.6 million), changes in non-restructuring provisions (€ 1.9 million), taxes (€ 11.5 million), and the sale and purchase of fixed assets (€ 19.6 million).

The Group's **net interest-bearing debt** was reduced from € 926.9 million at the end of 2003 to € 476.4 million at 31 December 2004. The reduction of € 450.5 million consisted of a reduction due to the net impact in 2004 of the share issue (€ 439.9 million), a reduction of € 93.4 million related to net cash flow from acquisitions and divestments, an increase of € 75.8 million due to negative

# Outlook

free cash flow, and an increase of € 7.0 million due to foreign exchange rate movements. Net debt includes a € 150.0 million subordinated convertible bond since the issue of the bond on 5 February 2004.

The decrease in net debt of € 192.1 million in the last quarter of 2004 was mainly the result of seasonally lower working capital, particularly following a reduction of receivables and inventory. Another important cash inflow came from the net cash consideration of € 83.2 million that Hagemeyer received from the sale of its 31.5% stake in Tech Pacific. The financing facilities available to Hagemeyer were reduced accordingly. Hagemeyer's unutilised senior loan facilities at 31 December 2004 were approximately € 250 million.

- Compared to 2004, we expect for 2005:
  - to further grow our sales, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume related cost-movements;
  - to improve our EBITA-margin as a percentage of sales;
  - to meet the financial covenants for the senior loan facilities at 31 December 2005. We thereby expect net cash exceptional charges (as included in the interest cover definition) not to exceed € 40 million in 2005;
  - to further significantly reduce our net loss.
- For 2006 we expect a positive net result.
- For 2007 we have a Return on Invested Capital (ROIC) objective of approximately 9% for our PPS business. This is before exceptional items, including goodwill capitalised at the time of acquisition of the companies involved, excluding corporate expenses and assuming 3 to 5% annual organic sales growth.



# Professional Products and Services (PPS)

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 4,988.4 | 5,061.9 |
| *Organic growth (on a same number of working days basis)* | *3.2%* | *(7.1%)* |
| Gross profit | 1,108.6 | 1,132.1 |
| *Gross profit as a percentage of sales* | *22.2%* | *22.4%* |
| Operating expenses (excluding amortisation of goodwill) | (1,111.2) | (1,178.5) |
| *Operating expenses as a percentage of sales* | *(22.3%)* | *(23.3%)* |
| Other operating income | 1.4 | 3.7 |
| EBITA | (1.2) | (42.7) |
| *EBITA as a percentage of sales* | *(0.0%)* | *(0.8%)* |
| 13 months' average net working capital | 706.9 | 827.7 |
| *Average net working capital as a percentage of 12 months' sales* | *14.2%* | *16.4%* |
| Number of branches | 1,101 | 1,186 |
| Number of employees | 16,517 | 17,596 |

### Customer service restored, sales growth resumed

2004 was for our core PPS business a year of recovery and rebuilding. All operational problems causing the disruption have been solved in the first half of 2004 and customer service levels have been restored. The first quarter of 2004 was still difficult for the PPS business. Hagemeyer's refinancing was only completed in February 2004 and during the first months of 2004 there was much uncertainty with customers, suppliers and employees about Hagemeyer's future. The first quarter of 2004 was therefore still a quarter of almost flat growth, deteriorating gross margins and lack of progress in other key areas of the business. Only as off the second quarter the whole organisation was in a position to fully focus on starting to turn around the business; restoring customer service, growing sales, improving gross margins, reducing costs and further improving working capital productivity.

After years of decline, **sales growth** (organic, on a same number of working days basis) in our PPS business resumed in the second quarter of 2004 and sales have continued to grow during the rest of the year. With a growth rate of 4.7% in quarter four, PPS realised the highest quarterly sales growth since 2000. The main drivers of this sales

recovery in 2004 were: the Nordics region, where sales grew by 12.4%, fuelled by a strong telecommunications and utilities business, the restoration of our customer service levels in those operations in which we had suffered a breakdown, and an overall strengthening of market conditions in most of our countries. On a same number of working days basis, PPS grew in 2004 by 3.2%. Growth accelerated to 4.2% in the second half of the year from 2.1% in the first half.
With the exception of Germany and Australia all major PPS operating companies showed sales growth in 2004. The rate of the decrease in Germany diminished continuously during the second half of the year, and Germany is expected to show positive sales growth in 2005. In Australia sales growth resumed in the fourth quarter at a rate of 4.9%. Throughout 2004 the Nordics region and Spain continued to achieve excellent results. Strong performances were also delivered by our operations in the Netherlands, Switzerland, Canada and Mexico. The development of our operating companies in China, Russia, Poland and the Baltic States was also very promising.

### Focus on gross margin

**Gross margin** for our PPS business has deteriorated during 2004 by 20 base points (from 22.4% in 2003 to 22.2% in 2004). Like for like (see page 112) the 22.2% PPS margin was on the same level as 2003. Gross margins for 2004 were depressed by the still negative gross margin evolution in the first quarter and the spectacular sales growth of the lower gross margin telecom and utilities business in the Nordics region. Compared to 2003, like for like, the PPS gross margin deteriorated by 50 base points during the first half of the year and improved by 50 base points during the second half. Excluding the Nordics region, the PPS margin for the year increased by 30 base points. This improvement was mainly the result of our increased focus on gross margin throughout the Company, an improved gross margin transparency, management and control, and a closer cooperation and partnership with our suppliers.

### Higher efficiency

**Operating expenses** decreased from € 1,178.5 million in 2003 to € 1,111.2 million in 2004. This € 67.3 million decrease was composed as follows: € 17.1 million resulting from exchange rate movements, € 45.5 million resulting from divestments, and a net cost reduction of € 4.7 million. This cost reduction was the result of headcount-related cost savings of approximately € 41.2 million, largely offset by cost inflation of € 20.7 million and cost increases of € 15.8 million, the majority of which were turnaround-related incentives for local staff, professional fees incurred in business improvement projects, freight expenses related to the logistics restructuring at Hagemeyer UK and other incidental costs. Like for like, PPS operating expenses as a percentage of sales decreased by 90 base points compared to 2003.

### Working capital productivity further improved

The **net working capital** to sales ratio for the PPS business improved by 220 base points, from 16.4% in 2003 to 14.2% in 2004. This considerable improvement reflected the further progress made in the areas of the management of payables, receivables and inventory. Net trading working capital at 31 December 2004 amounted to € 759.1 million, a decrease of € 56.7 million as compared to 31 December 2003. Included in this decrease is a reduction resulting from exchange rate movements of € 16.2 million.

### 2005: A further major step toward full recovery

Our outlook for 2005 is positive. We do not expect our markets to deteriorate. Hagemeyer is starting 2005 in a much stronger position than was the case early 2004.

Our number one priority for 2005 is a further significant reduction of losses at Hagemeyer UK. We expect our UK company to generate operating profits again in 2006.

Trends are positive at the other operating companies that suffered operational disruption during 2003 and early 2004, i.e. USA, Germany and Australia. The focus here will be to ensure that positive momentum continues.

For the strong performers in our PPS business, i.e. Nordics, Spain, the Netherlands, Switzerland, Canada and Mexico, the main focus will be to ensure the continuation of this strong performance.

# Professional Products and Services (PPS) Europe

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 3,334.1 | 3,353.3 |
| *Organic growth (on a same number of working days basis)* | *3.3%* | *(8.0%)* |
| Gross profit | 734.6 | 759.2 |
| *Gross profit as a percentage of sales* | *22.0%* | *22.6%* |
| Operating expenses (excluding amortisation of goodwill) | (749.8) | (808.9) |
| *Operating expenses as a percentage of sales* | *(22.5%)* | *(24.1%)* |
| Other operating income | 1.2 | 3.1 |
| EBITA | (14.0) | (46.6) |
| *EBITA as a percentage of sales* | *(0.4%)* | *(1.4%)* |
| 13 months' average net working capital | 447.5 | 538.7 |
| *Average net working capital as a percentage of 12 months' sales* | *13.4%* | *16.1%* |
| Number of branches | 564 | 587 |
| Number of employees | 10,101 | 10,905 |

### Four regions

In Europe, our PPS business is organised in four regions:

- Central Europe, comprising Germany, the Netherlands, Switzerland and Austria. Our operation in the Czech Republic reports into Germany.
- Nordics, comprising Sweden, Norway and Finland. Our operations in China, Russia, the Baltic States and our joint-venture in Poland (50%) also report into the Nordics region,
- UK and Ireland, and
- Southern Europe, which currently only consists of Spain.

PPS Europe represents 66.8% of our total 2004 PPS sales.

## Improvement in key business areas

**Net sales** for 2004 were € 3,334.1 million, a decrease of € 19.2 million compared to 2003. The net effect of acquisitions and divestments resulted in a decrease in sales of € 163.4 million. Foreign exchange rate movements had a positive effect on sales of € 5.8 million.

For the full year, **organic growth** (on a same number of working days basis) was 3.3% (€ 138.4 million). Sales growth accelerated from 2.9% in the first half of the year to 3.6% in the second half.

**Gross profit** for the year was € 734.6 million, a decrease of € 24.6 million compared to 2003. Gross profit as a percentage of net sales decreased from 22.6% in 2003 to 22.0% in 2004. This 60 base points gross margin decrease was the result of a still adverse gross margin evolution in the first quarter of 2004 and the spectacular sales growth of the lower margin telecom and utilities business in the Nordics region. When these negative effects on the gross margin are eliminated, gross margin has significantly improved.

**Operating expenses** decreased from € 808.9 million in 2003 to € 749.8 million in 2004. Exchange rate movements increased expenses by € 4.7 million, whereas divestments (mainly Stokvis Tapes and Retail Germany) reduced expenses by € 47.7 million. The underlying cost reduction for the ongoing operations was € 28.1 million. These cost savings, mainly in Germany and the UK, were partly offset by cost increases as a result of cost inflation of approximately € 12 million.

The **actual number of FTEs** in PPS Europe, as compared to 31 December 2003, decreased by 804 to 10,101 at 31 December 2004. Divestments and termination of activities (mainly Retail Germany) contributed 529 FTEs to this reduction. Germany and Hagemeyer UK were the main contributors to the remaining FTE reduction of 275 FTEs.

**EBITA before exceptional items** improved from € 46.6 million negative in 2003 to € 14.0 million negative in 2004. As a percentage of net sales, the EBITA margin improved from 1.4% negative in 2003 to 0.4% negative in 2004. Adjusted for the divestments in 2003, the like for like comparison (see page 112) shows an improvement of € 37.5 million.

**Average net working capital** as a percentage of net sales for PPS Europe improved from 16.1% in 2003 to 13.4% in 2004.

## Considerable progress in the UK

Although considerable progress has been made during 2004, our UK operation remains our biggest turnaround challenge.

Hagemeyer UK is our largest business in Europe. It occupies a leadership position in the British market. Hagemeyer UK consists of four operating units: Newey & Eyre, WF, Parker Merchanting and Hagemeyer Ireland. Hagemeyer UK was traditionally one of the most successful and most profitable operating companies in the Group, but the simultaneous introduction of a new IT system and a centralised logistics model seriously destabilised the business in 2002 and 2003. The result was a breakdown of



**Adding value to customers**
Generally products are delivered within 24 hours after ordering.

customer service, a considerable drop in sales and gross margin, combined with higher operating expenses, resulting in a dramatic loss situation in 2003. Most of the operational problems were concentrated at Newey & Eyre, our main UK operation.

The IT problems have been resolved and the system is working satisfactorily. Customer service is back to competitive levels.

Organic sales growth for 2004 for the UK was 4.6%. Organic growth for the fourth quarter was 2.4%. The slow down in growth during the latter part of the year was mainly caused by service problems in our national distribution centre in Runcorn and the start of the roll-out of the new decentralised logistics model, which inevitably created some degree of sales disruption at Newey & Eyre.

We are changing our logistics model in the UK because the performance of our national distribution centre in Runcorn did not meet our expectations. Customer service levels for Newey & Eyre could only be maintained by using a large number of temporary staff at Runcorn. In addition, a high number of emergency shipments between branches resulted in increased freight costs. This situation prevented us from reducing our cost base in the UK faster. We therefore decided to opt for a more decentralised and simpler model, based on a number of regional distribution centres.
The full roll-out of the regional distribution centres is expected to be completed by mid-2005. The national distribution centre in Runcorn will be closed by 1 September, 2005. This new logistics model will allow us to further improve customer service while at the same time accelerating the reduction of costs and inventory.

In addition to a sales growth of 4.6%, gross margin in the UK considerably improved and costs were reduced in spite of the logistics issues described above. All this resulted in an EBITA (before exceptional items) improvement of £ 27.9 million (€ 41.5 million at 2004 exchange rates), from £ 75.6 million (€ 111.6 million at 2004 exchange rates) negative in 2003 to £ 47.7 million (€ 70.1 million) negative in 2004.
Furthermore, UK management has been considerably strengthened by the appointment in January 2005 of a new CEO, with experience in implementing a logistics model similar to the one we are now rolling out and with an excellent track record in leading turnarounds in general.

In the UK, we expect a further significant loss reduction in 2005 and a return to profitability in 2006.

### Positive trend in Germany

Hagemeyer Germany occupies the number two position in the German market.
Organic sales growth was 7.9% negative in 2004 on a same number of working days basis. There are two main reasons for this sales decrease.

- A weak market: the rate of decrease of the German electrical wholesale market is for 2004 estimated at more than 3%.
- During Hagemeyer's period of financial uncertainty end 2003 and early 2004 a large number of people in sales were recruited by competition and left the company. This had a particularly negative effect on sales to our small and medium-sized customers in the C&I market.

All vacancies in the sales organisation have been filled during the first half of 2004 and the rate of sales decrease has been diminishing throughout the second half of the year. In quarter four, negative sales growth was reduced to 2.7%. Whereas the industrial sales segment showed good recovery, the German construction market remained weak.

Drastic restructuring and cost cutting, which already started in 2003, and strong working capital management resulted in Germany in a positive cash flow for 2004 in spite of the drop in sales.

The German management team was reinforced by the appointment in May 2004 of a new CEO with a proven track record in the electrical wholesale business.

Our main priority for Germany in 2005 is to resume sales growth by further strengthening our sales organisation and sales and marketing approach, while improving gross margins and maintaining a lean cost base and continuing a strong working capital performance.

### Nordics star performer

Hagemeyer occupies a leading market position in the Nordics region through its Elektroskandia subsidiary.

The Nordics region achieved 12.4% organic sales growth in 2004. This sales growth was fuelled by the spectacular sales growth of the lower gross margin telecom and utilities business. Profits in the Nordics region also considerably improved compared to 2003.

Our Chinese subsidiary, which reports into the Nordics region, showed a positive evolution. A new, state-of-the-art head office and logistics centre has been opened in Shanghai. This operation employs more than 100 people. The development of the other subsidiaries of our Nordics region, i.e. Russia, the Baltic States and our joint-venture in Poland (50%) was also positive in 2004.

### Continuing strong performance in Spain

Hagemeyer's Spanish subsidiary, ABM, also occupies a leadership position in its market. 2004 sales were supported by a strong construction market and grew by 5.0%. The construction of a new logistics centre for the important Madrid region will be started in 2005. Completion is expected early 2006.

**Serving customers worldwide**
Employees of Hagemeyer's Elektroskandia subsidiary in Shanghai prepare a shipment for one of Hagemeyer's telecommunications customers.


NOKIA

# Professional Products and Services (PPS) North America

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 1,192.3 | 1,254.8 |
| *Organic growth (on a same number of working days basis)* | *3.7%* | *(7.4%)* |
| Gross profit | 272.5 | 270.1 |
| *Gross profit as a percentage of sales* | *22.9%* | *21.5%* |
| Operating expenses (excluding amortisation of goodwill) | (263.9) | (280.3) |
| *Operating expenses as a percentage of sales* | *(22.1%)* | *(22.3%)* |
| Other operating income | 0.2 | 0.6 |
| EBITA | 8.8 | (9.6) |
| *EBITA as a percentage of sales* | *0.7%* | *(0.8%)* |
| 13 months' average net working capital | 195.3 | 231.0 |
| *Average net working capital as a percentage of 12 months' sales* | *16.4%* | *18.4%* |
| Number of branches | 348 | 388 |
| Number of employees | 4,909 | 5,075 |

### Expertise in the industrial market

Hagemeyer's North American PPS region consists of the USA, Canada and Mexico. As opposed to our other regions, approximately 80% of our North American PPS business is realised in the industrial market, with the balance sold to C&I contractors. In the USA, our C&I business is concentrated in the south east and mid-Atlantic. Our Canadian and Mexican businesses exclusively sell to industrial users. A large part of our North American business consists of integrated supply contracts, often managed on site. The product range on offer is much broader than just electrical parts and supplies and also includes a wide range of non-electrical MRO products. Hagemeyer occupies an important position in the North American industrial MRO market.

## Good overall progress

**Net sales** for 2004 were € 1,192.3 million, a decrease of € 62.5 million compared to € 1,254.8 million net sales in 2003. The net effect of acquisitions and divestments had a positive effect of € 6.1 million on sales, whereas foreign exchange rate movements had a negative effect of € 111.0 million.

Overall PPS North America achieved 3.7% **organic growth**. Growth accelerated from 1.6% in the first half of the year to 5.8% in the second half.

**Gross profit** for the year ended 31 December 2004 was € 272.5 million, or 22.9% as a percentage of net sales (2003: 21.5%). This gross margin improvement is mainly the result of an increased focus on gross margin, combined with the discontinuation of some lower margin business and contracts.

**Operating expenses** for PPS North America decreased by € 16.4 million to € 263.9 million in 2004, mainly as a result of a € 24.2 million reduction due to foreign exchange rate movements. The net effect of acquisitions and divestments added € 2.5 million to the increased expenses. Inflation resulted in an increase in expenses of € 5.9 million. The limited underlying decrease in expenses of € 0.6 million is primarily a result of costs related to the turnaround of the USA business, such as provisions for staff incentives, and professional fees incurred in business improvement projects, as well as other costs of an incidental nature. Adjusted for these costs, the underlying cost base was reduced by approximately € 12 million. This decrease was mainly driven by savings related to FTE reductions.

The actual **number of FTEs** in operations decreased with 251 to 4,909 at 31 December 2004 compared to 31 December 2003. The effect of acquisitions during 2004 was an addition of 85 FTEs. The majority of the reduction relates to FTEs in the USA and Mexican operations.

**EBITA before exceptional items** at 31 December 2004 was € 8.8 million (2003: € 9.6 million negative). EBITA as a percentage of net sales was 0.7%.

During 2004 the **average net working capital** ratio for PPS North America improved further, from 18.4% in 2003 to 16.4%.

## Turnaround in USA on track

During 2002 and 2003, operations in the USA have been disrupted by the integration of the three operating companies, CamBar, Vallen and Tristate. The roll-out of a centralised logistics model has also created customer service problems, especially in the region served by the regional distribution centre located near Atlanta.
The major problems are now resolved and customer service has been restored back to competitive levels.

Our USA business achieved 4.6% organic growth in 2004. Taking into account the closure and consolidation of unprofitable sites, the organic growth for the PPS business in the USA was approximately 7%. This is the result of a strong USA market, a considerably improved customer service and the winning of new important integrated supply contracts. The budgets made available by the USA Government to improve 'Homeland Security' also gave a boost to the market for safety products.

## Continuing strong performance in Canada and Mexico

Both our Canadian and Mexican operations are specialised in supplying the petroleum industry.
Mainly based on their superior know-how and service capabilities for the petroleum industry, our Mexican subsidiary regained end 2004 a large contract which they had lost the year before.
During 2004, our Canadian operating company has acquired Titan Supply Inc., a supplier of MRO products with 10 branches located in West Canada.

## Continuous improvement in 2005

Continuing sales growth and gross margin improvement plus a further improvement of working capital productivity are the main priorities in North America for 2005.

# Professional Products and Services (PPS) Asia-Pacific

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 462.1 | 453.8 |
| *Organic growth (on a same number of working days basis)* | *1.4%* | *1.3%* |
| Gross profit | 101.5 | 102.8 |
| *Gross profit as a percentage of sales* | *22.0%* | *22.6%* |
| Operating expenses (excluding amortisation of goodwill) | (97.4) | (89.2) |
| *Operating expenses as a percentage of sales* | *(21.1%)* | *(19.7%)* |
| Other operating income | 0.0 | 0.0 |
| EBITA | 4.0 | 13.5 |
| *EBITA as a percentage of sales* | *0.9%* | *3.0%* |
| 13 months' average net working capital | 64.1 | 57.9 |
| *Average net working capital as a percentage of 12 months' sales* | *13.9%* | *12.8%* |
| Number of branches | 189 | 211 |
| Number of employees | 1,507 | 1,616 |

### Market leader in Australia

The Asia-Pacific region consists of Hagemeyer Australia, which is our main PPS operation by far in this region, Hagemeyer Asia-Pacific Electronics (HAPE) and a small operation in India, which was divested in 2004.

Hagemeyer Australia is the number one electrical distributor in Australia. HAPE is a smaller distributor of electrical components in Australia and Singapore.

### Decline in Australia halted, recovery started

**Net sales** showed a slight increase from € 453.8 million in 2003 to € 462.1 million this year. Divestments had a negative effect on sales of € 4.6 million and foreign exchange rate movements a positive effect of € 11.0 million. For the full year, **organic growth** was 1.4% (€ 1.9 million). Whereas organic growth during the first half of 2004 was 2.3% negative, it was 4.8% positive during the second half.

The decrease in sales in **Australia** in the early part of the year was caused by the loss of a large number of sales people to competition, unsatisfactory product availability as a result of inventory management problems mainly caused by too low inventory levels, the implementation of a new IT system and a customer service disruption caused by the move of our national distribution centre in Melbourne. These problems were resolved in the first quarter, the sales decline bottomed out and sales growth resumed in the fourth quarter with an organic growth of 4.9%.

**Gross profit** for 2004 was € 101.5 million, or 22.0% as a percentage of net sales (2003: 22.6%). The decrease in gross margin was mainly due to continued pressure on pricing and service level issues in Australia.

**Operating expenses** for PPS Asia-Pacific increased by € 8.2 million to € 97.4 million this year. Foreign exchange rate movements and divestments contributed € 2.4 million and € 0.3 million negative respectively, to this increase. Consequently the underlying cost increase for operations was € 6.1 million. This increase was mainly due to higher ICT expenses following the implementation of the new ERP system, and higher staff expenses to solve the delivery performance issues.

**EBITA before exceptional items** at 31 December 2004 was € 4.0 million (2003: € 13.5 million). EBITA as a percentage of net sales was 0.9%.

**Working capital productivity** decreased, resulting in an increase of the working capital to sales ratio from 12.8% in 2003 to 13.9% in 2004. This was mainly caused by an increase in inventory levels in the first quarter to improve customer service.

### Continued recovery in 2005

Our priority is to continue the recovery which started in the fourth quarter of 2004. This means a further improvement in all key business areas: improving customer services, continuing sales growth, improving gross margins, reducing costs and increasing working capital productivity. The industrial market offers attractive growth opportunities and will be a special area of focus.

**Cable, one of our main product categories**
Hagemeyer supplies a wide variety of cables to customers all over the world.



# Agencies/Consumer Electronics (ACE)

## Key Figures (before exceptional items)

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Net sales | 438.3 | 598.7 |
| *Organic growth (not adjusted for working days)* | *0.5%* | *(0.7%)* |
| Gross profit | 132.1 | 173.4 |
| *Gross profit as a percentage of sales* | *30.1%* | *29.0%* |
| Operating expenses (excluding amortisation of goodwill) | (110.2) | (140.1) |
| *Operating expenses as a percentage of sales* | *(25.1%)* | *(23.4%)* |
| Other operating income | 0.5 | 14.7 |
| EBITA | 22.4 | 48.0 |
| *EBITA as a percentage of sales* | *5.1%* | *8.0%* |
| 13 months' average net working capital | 93.5 | 115.5 |
| *Average net working capital as a percentage of 12 months' sales* | *21.3%* | *19.4%* |
| Number of branches | 88 | 89 |
| Number of employees | 1,088 | 1,361 |

### Consumer Electronics and other branded products

Although Hagemeyer has divested the majority of its former consumer businesses, we continue to operate a limited number of consumer product distribution activities through our Agencies/Consumer Electronics (ACE) business.

Our ACE business distributes consumer electronics and other branded products in the Netherlands and in Australia and luxury goods in a number of smaller countries in Asia.

In April 2004 Hagemeyer divested GPX, a company in the USA, active in the marketing of proprietary branded consumer electronics in the low price range. Until it was sold in March 2003, ACE also included a business in Japan, which distributed Puma footwear and accessories.

## A profitable business, generating attractive cash flows

**Net sales** of the Agencies/Consumer Electronics activities for 2004 were € 438.3 million, a decrease of € 160.4 million compared to 2003. Foreign exchange rate movements negatively impacted sales by € 12.5 million, while € 149.8 million of the decrease was attributable to the net effect of divestments and acquisitions, mainly as a consequence of the divestment of GPX and the Puma activities.

For the full year, the ACE activities generated an **organic growth** of 0.5%. The ACE business had a difficult second half of the year. Sales grew by 3.9% in the first half but decreased by 2.7% in the second half. Consumer electronics markets suffered from rapid price deterioration for plasma and LCD screens, DVD recorders and digital cameras. Our Dutch consumer electronics operations were particularly affected by this situation during the second half of the year. Our luxury goods business in Asia continued to show a strong performance.

**Gross margin** increased, mainly as a result of changes in the business mix.

**Operating expenses** decreased from € 140.1 million in 2003 to € 110.2 million in 2004. Exchange rate movements and divestments (Puma Japan and GPX) contributed € 7.0 million and € 29.5 million respectively to this decrease.
Adjusted for divestments and foreign exchange rate movements, operating expenses increased by € 6.6 million, mainly as a result of increased sales related expenses and a non-recurring release of operational provisions in 2003.

**EBITA before exceptional items** of € 22.4 million was achieved in 2004, as compared to € 48.0 million in 2003. The difference is partly explained by a non-recurring compensation of € 13.9 million received for the transfer of the Puma activities, included in other operating income in 2003. EBITA on a like for like basis was € 22.5 million in 2003.



**Consumer Electronics**
Hagemeyer's ACE business distributes consumer electronics and other branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia.

**Working capital productivity** deteriorated, resulting in an increase of the working capital to sales ratio from 19.4% in 2003 to 21.3% in 2004, partly due to the disposal of GPX at 1 April 2004, as GPX had a relatively high working capital productivity.

# Hagemeyer is committed to integrity and transparency

# in every aspect of its business

Hagemeyer is of the opinion that good corporate governance is in the interest of its shareholders and all of its other stakeholders. Consequently, Hagemeyer is committed to integrity and transparency in every aspect of its business, as well as to proper supervision of its business conduct and accountability to its stakeholders.

In this spirit, Hagemeyer embraces the adoption of the Netherlands Corporate Governance Code (the Code) and, after the proposed amendment of its Articles of Association, as described on page 62, acts in the spirit of all of the Code's principles and best practice provisions with the exception of the best practice provisions regarding the term of appointment of members of the Board of Management (II.1.1), the required majority to negate a binding nomination for the appointment of members of the Board of Management and Supervisory Board (IV.1.1), the maximum amount of severance payments payable to members of the Board of Management (II.2.7), the chairmanship of the Remuneration Committee (III.5.1) and the reporting by members of the Board of Management and Supervisory Board of transactions in securities (II.2.6, III.7.3).

Hagemeyer's Corporate Governance policy and the above exceptions are described in more detail hereunder.

In 2004, on the basis of the Code, Hagemeyer amended the regulations of the Supervisory Board and the Board of Management, and developed and worked out the details (the Hagemeyer's Business Principles) of the regulations of the Supervisory Board's committees.
In addition, the Company introduced a code of conduct and a Whistleblower Policy. A start was also made on improving the corporate website as a source of information and a means of communication. The various regulations, the Hagemeyer's Business Principles and the Whistleblower Policy are available on Hagemeyer's corporate website.

## Board of Management

The Board of Management is charged with the management of the Company, which means, among other things, that it is responsible for the setting and achieving of the Company's objectives, strategy and policies, as well as for the ensuing delivery of results. The Board of Management is accountable for these matters to the Supervisory Board and the General Meeting of Shareholders. The responsibility for the management of the Company is vested collectively in the Board of Management. The Board of Management currently comprises Mr. R.W.A. de Becker, CEO and Chairman of the Board of Management, and the CFO, Mr. J.S.T. Tiemstra.

Members of the Board of Management are appointed for a term of up to a maximum of four years. After this term has expired, they may be reappointed for subsequent terms of up to a maximum of four years. Pursuant to the rotation plan drawn up by the Supervisory Board, Mr. De Becker will stand down in 2008, four years after his appointment. Before the Code came into effect, Mr. Tiemstra was appointed member of the Board of Management for an indefinite period. His contract will be honoured.

Pursuant to Hagemeyer's Articles of Association, any appointment, suspension or removal of members of the Board of Management (and Supervisory Board) other than proposed by the Combined Meeting of the Supervisory Board and the Board of Management requires a shareholders' resolution based on a majority of at least two-thirds of the votes cast, representing more than half of the issued capital.
The Supervisory Board and Board of Management believe that it is currently not advisable to lower these thresholds and e.g. base the appointment, suspension and removal of their members on an absolute majority of votes cast, representing at least one third of the issued capital. Partly in view of the turnaround situation which Hagemeyer currently finds itself in, where continuity of the present management is of vital importance for a succesful turnaround, and the generally low turnout at the General Meeting of Shareholders, it is not deemed to be in the interest of Hagemeyer's stakeholders for a shareholder with a minority interest to be able to replace members of the Board of Management and the Supervisory Board at his own discretion, and thereby in effect gain control of Hagemeyer on the basis of a relatively small investment.

The remuneration and contractual terms of employment of Board of Management members are determined by the Supervisory Board within the scope of the Remuneration Policy adopted by the General Meeting of Shareholders. In the event of involuntary removal, in principle members of the Board of Management are not entitled to any previously agreed severance package. This means that, if a member's employment contract is terminated involuntarily, compensation will be determined on the basis of the applicable legislation, the cause or reasons for the termination, and the salary level and legal position of the party concerned (as determined by the length of their employment within Hagemeyer, for instance). This is different only if the employment contract is terminated as a result of a merger or takeover, in which case Messrs. De Becker and Tiemstra, under certain circumstances, will be entitled to a pre-agreed severance package.
For details regarding this severance package, please refer to the Remuneration Report on page 57. No personal loans or guarantees are granted to members of the Board of Management.

A member of the Board of Management shall not take part in any discussion or decision-making that involves a subject in relation to which he has a conflict of interest with the Company. All transactions in which there are conflicts of interest with Board of Management members shall be agreed on terms that are customary for arm's-length transactions in the type of business in which the Company operates. In the event of a conflict of interest, the Company shall be represented (in principle) by the person designated for such purpose by the Supervisory Board. A conflict of interest exists, in any event, if the Company intends to enter into a transaction with a legal entity: (i) in which a Board of Management member personally has a material financial interest; (ii) which has a Board of Management member who has a relationship under family law with a Board of Management member; or (iii) in which a Board of Management member has a management or supervisory position. In 2004, there were no transactions that involved a potential or actual conflict of interest.

### Supervisory Board

The Supervisory Board is charged with the supervision of the Board of Management, the general course of affairs of the Company and the business connected with it. The Supervisory Board assists the Board of Management with advice. The responsibility for the proper performance of its duties is vested collectively in the Supervisory Board. In performing its duties, the Supervisory Board acts in accordance with the interests of the Company and the business connected with it, taking into consideration the interests of the Company's stakeholders.

The supervision of the Board of Management by the Supervisory Board includes, but is not limited to: (i) monitoring progress in the achievement of Hagemeyer's objectives; (ii) the strategy and risks inherent in Hagemeyer's business activities; and (iii) the structure and operation of the internal risk management and control systems.

The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of the business of the Company and its Subsidiaries and the desired expertise and background of the Supervisory Board members. The maximum number of supervisory boards of Dutch listed companies of which an individual may be a member is five, for which purpose the chairmanship of a supervisory board counts twice. None of the members of Hagemeyer's Supervisory Board members currently sits on the supervisory board of more than five companies, as defined by the Code.

The Supervisory Board comprises a minimum of four members. These members are appointed by the General Meeting of Shareholders, from a nomination made by the Supervisory Board. A person may be appointed to the Supervisory Board for a maximum of two four-year terms. Only at the explicit request of the Supervisory Board may a person be appointed for one additional four-year term. Before the Code came into effect, the current Chairman of the Supervisory Board, Mr. P.J. Kalff, was appointed for a third four-year term, to end in 2006.

In view of its size, the Supervisory Board is not obliged to establish subcommittees. However, the Supervisory Board has established an Audit Committee and a Remuneration Committee. No selection and nomination committee has been established, as the Supervisory Board considers the selection and nomination of members of the Board of Management as a collective responsibility.

### Audit Committee

The Audit Committee's duties include the supervision, on behalf of the Supervisory Board, of the Board of Management with respect to the operation of the internal risk management and control systems, the provision of financial information by the Company, the policy of the Company on tax planning, the financing of the Company, and the application of information and communication technology (ICT).

The Audit Committee consists of two members, appointed by the Supervisory Board, who are also member of the Supervisory Board. All members of the Audit Committee are independent within the meaning of the Regulations of the Supervisory Board.

Each member of the Audit Committee has a basic understanding of and experience with financial statements, and at least one member of the Audit Committee is a financial expert, in the sense that this person has relevant knowledge and experience of financial administration and accounting for listed companies or other large legal entities.

### Remuneration Committee

The Remuneration Committee's duties include drafting proposals to the Supervisory Board for the Remuneration Policy to be pursued for members of the Board of Management and for the remuneration of the individual members of the Board of Management.

The Remuneration Committee consists of two members, appointed by the Supervisory Board. All members of the Remuneration Committee are also member of the Supervisory Board. All members of the Remuneration Committee are independent within the meaning of the Regulations of the Supervisory Board. None of the members of the Remuneration Committee is a member of the board of management of another Dutch listed company.

The current Chairman of the Supervisory Board, Mr. P.J. Kalff, is also Chairman of the Remuneration Committee. Hagemeyer deems the coordinating role of the Chairman of the Supervisory Board very important, especially with respect to the remuneration of the present and new members of the Supervisory Board and Board of Management.

### Company Secretary

The Supervisory Board and the Board of Management are assisted by the Company Secretary, who is appointed and dismissed by the Board of Management, subject to the approval of the Supervisory Board. All members of the Supervisory Board and Board of Management have access to the advice and services of the Company Secretary. The Company Secretary sees to it that correct Supervisory Board procedures are followed and that the Supervisory Board and the Board of Management comply with their obligations pursuant to the law and the Company's Articles of Association.

### Holding of and transactions in securities

Members of the Supervisory Board and Board of Management, amongst others, are bound by the Rules concerning Inside Information and the Holding of and Transactions in Hagemeyer Securities. These rules prohibit transactions in Hagemeyer securities during certain periods closed for trading. In addition, the members of the Supervisory Board and the Board of Management are bound by and endorse all applicable Dutch and foreign laws and regulations regarding the holding of and transactions in securities other than those of Hagemeyer. Changes in the securities portfolio of the members of the Supervisory Board and the Board of Management do not need to be reported to the Company Secretary for the time being, until market practice in this respect has crystalised. During 2004, none of the members of the Supervisory Board and Board of Management effectuated a transaction in Hagemeyer securities.

### External Accountant

Hagemeyer's Regulations provide that the external accountant is appointed by the General Meeting of Shareholders for a period of no longer than four years per term. In practice the external accountant is however appointed for a period of one year. The Supervisory Board nominates a candidate for this appointment to the General Meeting of Shareholders. The Board of Management and the Audit Committee both advise the Supervisory Board in this regard. Every year, the Board of Management and the Audit Committee conduct an assessment of the functioning of the external accountant in the various entities and capacities in which the external accountant acts. The main conclusions of this assessment are communicated to the General Meeting of Shareholders for the purpose of assessing the nomination for the appointment of the external accountant.

The external accountant shall in any event attend the part of the meeting of the Supervisory Board at which the report of the external accountant with respect to the audit of the annual accounts is discussed, and at which a decision will be taken on the adoption of the annual accounts.

In addition to the audit work, the external accountant of the Company may also carry out non-audit work, to the extent allowed under applicable legislation and regulations and the internal procedures of the Company. The remuneration of the external accountant, and instructions to the external accountant to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Board of Management. During 2004, the Company's external accountant performed, with the approval of the Supervisory Board, a limited number of non-audit services, which did not have an impact on its independence.

### Shareholders

The Board of Management and the Supervisory Board shall provide the General Meeting of Shareholders, voluntarily and upon request, with all information that it requires for the exercise of its powers, unless this would be contrary to an overriding interest of the Company.

All shareholders and other parties in the financial markets shall be equally and simultaneously informed about matters that may affect the share price. The contacts between the Board of Management on the one hand and press and financial analysts on the other shall be carefully handled and structured and the Company shall not engage in any acts that compromise the independence of analysts in relation to the Company and vice versa.

Hagemeyer will provide its shareholders with the opportunity to vote by proxy as soon as an effective system of proxy voting is introduced in practice and in law.

The Supervisory Board and the Board of Management shall procure that each substantial change to the corporate governance structure of the Company or to the compliance of the Company with the Code, is submitted to the General Meeting of Shareholders for discussion under a separate agenda item. Unforeseen circumstances aside, Hagemeyer does not anticipate any substantial changes to its corporate governance structure in the near future.

# Human Resources

### Management Incentives

At Hagemeyer the management incentive programmes are linked directly to the realisation of the objectives of the Group.

Key managers qualify for a Short Term Incentive (STI) programme that provides for an annual cash bonus and a Long Term Incentive (LTI) programme that provides for a deferred cash bonus to be paid in the second and third year following the bonus year.

The STI and LTI are based on the realisation of (the same) agreed measurable quantitative and qualitative financial and discretionary targets. The LTI programme has a delayed pay out and is designed to incentivise key managers to stay with the Company.

In addition, selected key managers and head office staff qualify for conditional stock options and conditional shares. This programme provides for a long term incentive and ensures proper alignment of management and shareholder interests.

For 2004 and 2005, turnaround incentive programmes have been introduced for selected key managers in our United Kingdom, Central Europe and North America regions. These additional programmes have been introduced because the recovery of these three regions is key to the recovery of the Company. For these programmes specific financial turnaround targets are agreed. For selected key managers in our North America region, the existing STI and LTI maximum bonus levels are also temporarily increased.

Apart from the introduction of the turnaround incentive programmes, the following incentive programmes have been altered in 2004:

- In the LTI programme increased focus is given toward the retention element and providing clear communication toward the managers involved, which has improved the effectiveness of this programme.
- The stock option offer has been adjusted for the issuance of ordinary shares in connection with the rights offering in 2004. This is required in order to prevent the value (and thus the effectiveness) of the stock option incentive to be reduced. Offers prior to 2004 have not been adjusted.
- In order to improve the alignment of management and shareholder interests, and to anticipate on developments regarding equity based rewards, it was decided to halve the number of stock options offered and offer shares, with a similar value, instead.
- The stock option and share offers are conditional to the average STI bonus received. This measure was introduced in order to promote a sustained performance and profitability improvement.

### Number of employees

In 2004 the average number of employees (including temporary staff) reduced from 20,918 in 2003 to 17,973 in 2004. By year-end 2004 the actual headcount (permanent staff) decreased from 17,944 at year-end 2003 to 16,517 (from 19,057 to 17,680 including temporary staff). For further details on the movement in FTEs see the table on page 26.

### Management Development

In 2004, the management development programme has not been prioritised. For 2005 the management development programme will be revitalised in order to support our senior staff and high potentials with challenging development opportunities. The management development programme includes succession planning, and a combination of internal and external development and training programmes. By means of this programme, Hagemeyer seeks to strengthen the corporate identity and enhance the bond with its employees. This is also articulated through Hagemeyer's Business Principles.

# Risk Management

Hagemeyer's Board of Management is responsible for the design, implementation and operation of the Group's internal risk management framework, to actively manage, to the extent possible, the strategic, financial, and operational risks facing the Group. Our risk management framework includes objective setting, event identification, risk assessment and risk response.
The main components of our risk management framework in 2004 were:

- risk identification sessions;
- regular strategic evaluations of our business;
- annual budgets;
- monthly and quarterly financial reporting;
- quarterly rolling forecasting;
- monthly financial review meetings with operational management;
- quarterly performance meetings with operational management;
- regular meetings with senior corporate staff;
- letters of representation which are issued by all our operating companies and signed by their CEOs and CFOs;
- reports of our Internal Audit department;
- management letters and audit reports provided by the external auditor;
- the Hagemeyer Business Principles; and
- a Whistleblower Policy.

All material findings are shared with the Audit Committee and, where relevant, with the Supervisory Board.

It should be noted though that no risk management framework can ever provide absolute assurance regarding achievement of corporate objectives, nor can it provide an absolute and total guarantee that material errors, losses, fraud and violation of laws or regulations will not occur.


the best
are wel
the best products,
prices & promotions

Within our risk management framework, we have identified the following main risks that, if not properly managed, could have a material impact on Hagemeyer's ability to achieve its corporate objectives.

### Strategic Risks

Competitors may take actions to establish and sustain competitive advantage over the Company. Competition from small local competitors, with a non-comparable cost structure, may increase, while aggressive price cutting by competition to gain market share may impact both our volumes and gross margin.

In addition, suppliers may take actions to change their channel to the market by reducing the role of wholesalers, which may impact our volumes and related gross profit. Furthermore, the industry may lose its attractiveness as a result of an economic downturn in the markets in which Hagemeyer operates. Hagemeyer's PPS business is affected by several cycles, including construction and seasonal cycles. Hagemeyer is particularly affected by possible changes in the European and USA economies, which account for approximately 77% of net sales. The Agencies/Consumer Electronics division is impacted by levels of consumer confidence and seasonality. These strategic risks may have a damaging effect on our business in several ways. If they occur, it may also be difficult for us to retain qualified personnel or to fully staff all of our employee positions.

### Financial Risks

Hagemeyer's business is subject to high operational gearing: a relatively limited change in its sales or gross margin levels can materially impact its results, due to the relatively fixed nature of its operational and other costs. Such impact on results could possibly lead to a default situation under the covenants of our senior loan facilities. As stated before, we do not expect such a situation to occur in 2005.

In addition, to the extent we would seek to replace or refinance our current indebtedness, that replacement or refinancing may not be available on terms that are favourable or acceptable to us, and may impose new and restrictive covenants on us.

Furthermore, in 2004 Hagemeyer's non-euro operations constituted approximately 70% of consolidated net sales. As the reporting currency is the euro, any movements in the currency of countries in which we operate compared to the euro can have an impact, in particular on sales, operating results and on our assets and liabilities.

A negative impact of exchange rate movements on net sales and gross profit is often accompanied by a favourable impact on costs and expenses. A negative impact of exchange rate movements on our assets and liabilities could negatively impact our balance sheet ratios. Currencies that would have the largest impact, include the US dollar, the British pound, the Australian dollar and the Swedish crown.

Finally, we have a number of defined benefit pension plans, the largest of which cover the majority of our employees in the Netherlands and the United Kingdom. Defined benefit pension accruals in respect of our UK plan ended on 5 April 2002, and the plan thereafter continued as a defined contribution pension plan. The defined benefit accrual before 5 April 2002 still shows a funding deficit. Our pension plan assets principally consist of long-term interest-earning investments and listed equity securities, with approximately 40% of the Dutch plan assets and approximately 65% of the UK plan assets consisting of equity securities. Future market developments may affect assets of our defined benefit pension plans and the plans' compliance with mandatory coverage ratios, causing higher pension charges, pension premiums and contributions payable. In addition, defined benefit pension plans also are sensitive to interest rates, price inflation and other actuarial risks. Future adverse developments in these areas may also require us to make significant contributions to our existing pension plans.

These financial risks could have a material adverse effect on our business, financial condition and results of operation if they would occur.

### Operational risks

The inability to sustain operations, provide essential products and services or recover operating costs following a major disaster (due to either internal or external causes) could damage the Company's financial strength and performance as well as its ability to obtain funding.

Similarly, insufficient customer service and/or understanding of customer expectations, as well as ineffective and inefficient logistic processes, could have a material adverse effect on our business, financial condition and results of operation, if it would occur.

### Litigation risks

Hagemeyer is involved in a number of legal proceedings, some of which, if adversely concluded, could lead to the payment of substantial amounts by us, which could have a material adverse effect on our business, financial condition and results of operation. Although we believe that we have sound legal grounds to defeat all these claims, we have established provisions for a number of these claims, which, as litigation is inherently unpredictable might prove insufficient to cover these claims. Regardless of the outcome of a particular claim or claims, litigation may also result in substantial costs and expenses and significantly divert the attention of management.



# In Control Statement

The Board of Management is responsible for the design, implementation and operation of the Group's internal risk management and control systems. These encompass policies, processes, tasks, behaviours and other aspects of the Group that, taken together, facilitate the achievement of objectives and prevents or ensures early identification of potential material errors and losses and misrepresentation of circumstances. Such systems can, however, never provide absolute assurance regarding achievement of corporate objectives, or entirely prevent material errors, losses, fraud and the violation of laws or regulations from occurring.

We have during the year under review analysed and reviewed the control environment and risks to which our organisation is exposed. In this, we based ourselves on the process standards on internal control as described in the COSO Framework. Important tools of our internal risk management and control systems are risk identification sessions, regular strategic evaluations of our business, annual budgets, monthly and quarterly financial reporting, quarterly rolling forecasting, monthly financial review meetings with operational management, quarterly performance meetings with operational management, regular meetings with senior corporate staff, monthly letters of representation which are issued by all our operating companies and signed by their CEOs and CFOs, reports of our Internal Audit department, management letters and audit reports provided by the external auditor, the Hagemeyer Business Principles and a Whistleblower Policy.

The management of our operating companies has independently carried out similar evaluations and reported the results to us. We have evaluated their assessments, in conjunction with the results of internal and external audits. We discuss all our risk management and control activities with the Audit Committee and the Supervisory Board on a regular basis.

As disclosed in the Annual Report 2003, Hagemeyer suffered in 2003 from serious break-downs in internal control in the UK and the USA. Management has taken appropriate measures to overcome these break-downs and remediation plans have been largely implemented in 2004. Per the end of 2004 we have no indications that existing internal risk management and control systems are not adequate, although we realise the importance of further improvements to our internal risk management and control systems. Therefore, we are currently in the process of upgrading our internal risk management and control procedures. The upgraded procedures will contain strict minimum control standards for all relevant business processes and related risks, procedures for recurrent risk and control assessments and reporting structure on assessment results.

Naarden, 22 February 2005

**Board of Management**
R.W.A. de Becker, *CEO*
J.S.T. Tiemstra, *CFO*

The Supervisory Board assists the Board of Management with advice. The responsibility for the proper performance of its duties is vested collectively in the Supervisory Board. In performing its duties, the Supervisory Board acts in accordance with the interests of the Company and the business connected with it, taking into consideration the interests of the Company's stakeholders.

# To the shareholders of Hagemeyer N.V.

## Annual accounts 2004

We herewith submit the annual accounts for 2004 prepared by the Board of Management.

These accounts comprise the following:

- the consolidated balance sheet as at December 31;
- the consolidated profit and loss account for the year ended December 31;
- the consolidated statement of cash flows for the year ended December 31;
- the Company balance sheet as at December 31;
- the Company profit and loss account for the year ended December 31;
- the notes to the accounts.

These accounts have been audited by Deloitte Accountants, whose Auditor's Report can be found on page 107 of this Report. We concur with these documents and recommend that the 2004 annual accounts be adopted accordingly.

## Dividend

Under the facilities that Hagemeyer entered into in 2004 in connection with the refinancing of the Company, no dividends can be paid unless the interest cover ratio is at least 3.50:1 and the net senior debt/EBITDA ratio is not greater than 3.00:1. As these conditions have not been met, no dividend will be paid for 2004.

## Report of the Extraordinary General Meeting of Shareholders of 9 January 2004

The proposed refinancing of Hagemeyer was explained and discussed at length at the Extraordinary General Meeting of Shareholders held on 9 January 2004. By a majority of approximately 90% of the votes cast (including 10% of the Stichting


Kalff, Chairman
Dudley Eustace, Vice Chairman
Bernard Bourigeaud
Theo de Raad

Mr P.J. Kalff *(1937)*

Appointed in 1994; due to stand down in 2006

Former Chairman of the Board of Management of ABN AMRO Bank N.V.

Dutch national

Hagemeyer shares at 31 December 2004: none

**Other notable positions**

- Chairman of the Supervisory Board of N.V. Luchthaven Schiphol
- Vice Chairman of the Supervisory Board of Stork N.V.
- Member of the Supervisory Board of Concertgebouw N.V.
- Member of the Supervisory Board of Koninklijke Volker Wessels Stevin N.V.
- Member of the International Advisory Committee of the Federal Reserve Bank of New York (USA)
- Member of the Board of Directors of Aon Corporation, Chicago (USA)

Mr D.G. Eustace *(1936)*

Appointed in 1999; due to stand down in 2007

Former Vice Chairman of the Board of Management and Group Management Committee of Philips Electronics N.V.

British and Canadian national

Hagemeyer shares at 31 December 2004: none

**Other notable positions**

- Chairman of the Supervisory Board of AEGON N.V.
- Vice Chairman of the Supervisory Board of Koninklijke KPN N.V.
- Chairman of the Board of Sendo Holdings Plc (United Kingdom)
- Chairman of the Board of Smith and Nephew Plc (United Kingdom)

Mr B.A.J. Bourigeaud *(1944)*

Appointed in 2004; due to stand down in 2008

Chairman of the Board of Management of Atos Origin.

French national

Hagemeyer shares at 31 December 2004: none

**Other notable positions**

- Managing Director of Atos Origin International N.V. (Belgium)
- Member of the Supervisory Board of Atos Worldline Processing GmbH (Germany)
- Director of Atos Consulting (United Kingdom) and Neopost S.A. (France)
- Permanent representative of Atos Orgin S.A. (France)
- Member of the Supervisory Board of Atos Euronext SBF S.A. (France)

Mr M.P.M. de Raad *(1945)*

Appointed in 2004; due to stand down in 2008

Former member of the Board of Management of Koninklijke Ahold N.V., Metro A.G. (Germany), SHV Holdings N.V. and SHV Makro N.V.

Dutch national

Hagemeyer shares at 31 December 2004: 2,620

**Other notable positions**

- Member of the Supervisory Board of CSM N.V.
- Member of the Supervisory Board of Sovion N.V.

Audit Committee

D.G. Eustace, *Chairman*

M.P.M. de Raad

Remuneration Committee

P.J. Kalff, *Chairman*

B.A.J. Bourigeaud

Administratiekantoor Preferente Aandelen Hagemeyer, which in the meantime has been wound up), the Meeting approved the proposed issue of no more than 383,107,396 shares at an issue price of at least € 1.20 per share. This included the granting of subscription rights for 100,000,000 shares for an exercise price of no less than € 1.50 per share, in connection with the new issue of subordinated convertible bonds. Furthermore, the Meeting approved a proposal to exclude the pre-emptive right on the issue of these shares, which included the granting of subscription rights for shares in connection with the new issue of subordinated convertible bonds. In addition, the Meeting approved the proposed amendment of the Articles of Association aimed at an increase of the authorised capital of Hagemeyer from € 600 million to € 810 million, the abolishment of the preference shares, and the implementation of a few minor technical changes. Mr. W.H.M. Pot was appointed member of the Board of Management for a maximum period of six months.

### Report of the Annual General Meeting of Shareholders of 21 April 2004

At the Annual General Meeting of Shareholders held on 21 April 2004, the 2003 annual accounts were adopted, and the members of the Supervisory Board and of the Board of Management were discharged. The Meeting approved the appointment of Messrs B.A.J. Bourigeaud and M.P.M. de Raad as members of the Supervisory Board, replacing Messrs T.Y. Yasuda and W.F.Th. Corpeleijn, and the appointment of Mr. R.W.A. de Becker as Chairman of the Board of Management. The Meeting also approved the appointment of Deloitte Accountants as external auditors charged with the audit of the 2004 annual accounts. During the Meeting, attention was also given to the subject of Corporate Governance.

### Report over 2004

In 2004, the Supervisory Board and the Board of Management met ten times, either in person at Hagemeyer's head office in Naarden or in telephone conferences. The Supervisory Board also met twice in the absence of the Board of Management. There was regular consultation between the Chairman of the Supervisory Board and the Board of Management. None of the members of the Supervisory Board were frequently absent from the meetings of the Supervisory Board with the Board of Management.

In the meetings of the Supervisory Board with the Board of Management, the Company's business operations were reviewed, including Hagemeyer's strategy, the Company's activities in relation to general and financial risks, and the design and operation of the internal risk management and control systems. In addition, the completion of Hagemeyer's refinancing and the related issue of shares and subordinated convertible bonds were discussed, as were the 2003 annual accounts to be presented to the shareholders, monthly reports, the annual budgets for 2004 and 2005, the trading update for the first quarter of 2004, the half-year report for 2004 and the trading update for the third quarter of 2004. In addition, considerable attention was given to progress in respect of Hagemeyer's turnaround; in particular, developments in the problem areas – i.e., the United Kingdom, the United States and Germany – were monitored closely.

The Supervisory Board met in the absence of the Board of Management to discuss its own functioning, that of its individual members and that of the Audit Committee and the Remuneration Committee. The Supervisory Board unanimously reached the conclusion that, now that Hagemeyer was entering a new phase, it was desirable to appoint new members to the Supervisory Board. Messrs T.Y. Yasuda and W.F.Th. Corpeleijn, who had previously announced their intention to resign, have therefore been replaced by Messrs B.A.G. Bourigeaud and M.P.M. de Raad. The Supervisory Board also discussed the functioning of the Board of Management and its individual members, as well as the succession of Mr. R. ter Haar by Mr. R.W.A. de Becker. In April 2004, the Supervisory Board bid farewell to Mr. W.H.M. Pot, who had made a significant contribution to the successful completion of Hagemeyer's financial restructuring.

Hagemeyer reviewed its corporate governance practices on the basis of the principles and best practices laid down in the Netherlands Corporate Governance Code (in fact, the Company already met most of the requirements of good corporate governance set out in the Code before its introduction). Several regulations were adjusted and introduced, a proposal for amendments to the Articles of Association was prepared, and a code of conduct, the Hagemeyer Business Principles, and a Whistleblower Policy were implemented.

A start was also made on improving the corporate website as a source of information and a means of communication. The various regulations, Hagemeyer's Business Principles and Whistleblower Policy are available on Hagemeyer's corporate website. More detailed information on this issue may be found in the section on Corporate Governance in this Annual Report, page 42.

The Supervisory Board plans to present the proposal for amendments to the Articles of Association at the General Meeting of Shareholders. Most of these proposed amendments, set out on page 62, are necessary to bring the Articles more in line with Dutch law and the Netherlands Corporate Governance Code.

### Audit and Remuneration Committees

The Supervisory Board has established an Audit Committee and a Remuneration Committee. The Supervisory Board may establish other permanent or temporary committees, as required. The Supervisory Board as a whole is responsible for the selection and appointment of top management.

### Audit Committee

The Audit Committee comprises of Messrs D.G. Eustace (Chairman) and M.P.M. de Raad. The Committee's responsibilities include the supervision, on behalf of the Supervisory Board, of the Board of Management with respect to the operation of the internal risk management and control systems, the provision of financial information by Hagemeyer, the Company's policy with regard to tax planning, the Company's financing, and the use of information and communications technology. The Audit Committee met four times in 2004. In the presence of the CFO, the Group Controller and the external auditor the Committee discussed among other things the annual accounts for 2003, the half-year report for 2004, the financial situation of the Company, the management letters and the Company's internal risk management and control systems. Considerable attention was given to control issues in the United Kingdom and the United States, and to the Company's tax planning. The Committee also met twice with the external accountant in the absence of the Board of Management.

### Remuneration Committee

The Remuneration Committee comprises of Messrs P.J. Kalff (Chairman) and B.A.J. Bourigeaud. The Committee's responsibilities include making proposals to the Supervisory Board with regard to the Remuneration Policy for members of the Board of Management and the remuneration of the individual members of the Board of Management. The Remuneration Committee met four times in 2004 to discuss the remuneration of members of the Board of Management. In addition, the redundancy scheme of Mr R. ter Haar and the remuneration of Mr De Becker was discussed and the Remuneration Policy was adopted.

### Remuneration policy

The objective of the Remuneration Policy is to provide an overall remuneration package that will attract, motivate, and retain qualified members of the Board of Management.

The current remuneration package comprises a fixed base salary, a Short Term Incentive (STI: annual cash bonus) and a Long Term Incentive (LTI: deferred cash bonus converted into shares of the Company), dependent on clearly defined and measurable targets.
Our policy dictates that in the event that both the STI and LTI objectives are achieved in full, the related cash bonuses will not be more than 120% of the base salary.
In addition, members of the Board of Management qualify for conditional stock options and conditional shares. These equity based rewards, which may not be exercised

during the first three years[1], are granted only if certain performance criteria are met.

The Remuneration Policy aims to link a considerable part of the remuneration to the results of Hagemeyer. This part will be in line with market practice and is designed in order to strengthen the Board members' commitment to Hagemeyer and its financial and operational objectives.

The composition of the remuneration package is intended to ensure a clear link between the interests of the share-holders and the Company's management.

More detailed information about the remuneration of the Board of Management may be found in the separate Remuneration Policy section (page 57) and in Note 20 to the annual accounts (page 97).

With regard to the equity based rewards offered in 2004, the Supervisory Board has agreed to a maximum offer of 2.6 million conditional stock options and conditional shares to selected staff, including the members of the Board of Management. The actual grant is detailed in Note 9 to the annual accounts (page 82).

### Independence

Each member of the Supervisory Board performed his duties independently and not as a representative of any group or organisation. Each member is independent in the sense of best practice provision III.2.2 of the Netherlands Corporate Governance Code. This means that none of the members of the Supervisory Board (nor their life partner/ spouse or close blood relation):

- has been an employee or member of the Board of Management of Hagemeyer or an affiliated company in the five years prior to the appointment;
- receives personal financial compensation from Hagemeyer or an affiliated company, other than the compensation received for the work performed as a member of the Supervisory Board;
- has had an important business relationship with Hagemeyer or an affiliated company in the year prior to the appointment;
- is a member of the Management Board of a company in which a member of Hagemeyer's Board of Management is a member of the Supervisory Board;
- holds at least 10% of the shares in Hagemeyer;
- is a member of the Management Board or Supervisory Board of a company that holds at least 10% of the shares in Hagemeyer; or
- has temporarily managed Hagemeyer during the previous twelve months.

The Supervisory Board is confident that the financial restructuring forms an excellent basis for recovering profitability in the next few years. For further information on the Company's performance during the reporting year 2004, we refer you to the report of the Board of Management.

Naarden, 22 February 2005

**Supervisory Board**
P.J. Kalff, *Chairman*
D.G. Eustace, *Vice Chairman*
B.A.J. Bourigeaud
M.P.M de Raad

[1] *In deviation of the policy, one year is agreed for the Chairman of the Board of Management.*

# Remuneration Policy Hagemeyer N.V.

## General

This policy, and any subsequent changes, shall be submitted for approval to the General Meeting of Shareholders.

The objective of the Remuneration Policy is to provide an overall remuneration package that will attract, motivate, and retain qualified members of the Board of Management. The remuneration of the members of the Board of Management is determined by the Supervisory Board, following the proposal of its Remuneration Committee.

Every year the Remuneration Committee assesses whether or not any adjustment of the terms of employment is appropriate. Its decision takes into account the fact that the terms of employment should be competitive compared to internationally operating companies based in the Netherlands. In this respect the Committee particularly looks at companies that are similar in size and complexity to Hagemeyer.

The policy aims to link a considerable part of the remuneration to the results of Hagemeyer. This part will be in line with market practice and is designed in order to strengthen the Board members' commitment to Hagemeyer and its financial and operational objectives.

In individual cases, the Supervisory Board may deviate from the policy described below, if this is deemed necessary based on market circumstances or if application of the policy would be manifestly unreasonable. Deviations are disclosed in note 20 to the Annual Accounts. The details of the current Remuneration Policy are as follows.

## Base salary

The Remuneration Committee reviews the base salary level periodically, taking into account responsibility, performance, scope, complexity, and developments in the competitive environment.

## Annual bonus ('Short Term Incentive')

On the basis of the Short Term Incentive ('STI') scheme, an annual bonus may be payable dependent on achieving certain predetermined goals. The STI bonus may amount up to 80% of the base salary and is partly dependent on financial results (e.g. finance expenses), partly on operational results (e.g. EBITDA, NWC to sales), as defined by the Supervisory Board, and partly on the personal performance (e.g. management development, managing senior loan facilities) of the Board member.

## Three-year bonus ('Long Term Incentive')

The Long Term Incentive ('LTI') is a bonus scheme for each rolling 3 year period in which a bonus amount is determined 1 year after the start of the bonus period. 50% of this bonus is awarded after 2 years and 50% of this bonus is awarded after 3 years, as long as the member concerned is still employed by Hagemeyer. From 1 January 2004, the LTI is based on the achievement of the same predetermined performance criteria as the STI. The LTI bonus for members of the Board of Management may amount up to 40% of the base salary.

Under the provisions of the Performance Share Plan described below, the LTI bonus shall be invested in Hagemeyer shares.

## Performance Share Plan

The Performance Share Plan was introduced to establish that members of the Board of Management build up a substantial ownership of Hagemeyer shares. The entire net remainder of any LTI bonus, as well as a sum equal to at least half of any profit from exercising stock options offered (after tax) shall be invested in Hagemeyer shares. Additionally, the net remainder of the shares awarded under the share programme shall become subject to the Performance Share Plan. A loyalty premium will be granted if the shares are retained for two years in the Performance Share Plan.

This premium amounts to 50% for each period of two years that the shares are retained. This premium is to be invested in Hagemeyer shares. These latter 'premium shares' do not qualify for future premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

Shares under the Performance Share Plan may not be sold during the period of employment. Selling is only permitted upon termination of employment.

### Stock options

The members of the Board of Management participate in the stock option programme for senior management at Hagemeyer. The stock options are a conditional remuneration component. All or part of the stock options are cancelled if, on average, less than 50% of the maximum STI bonus is achieved in the first three years. Furthermore, the stock option agreement contains provisions that prevent stock options being exercised in the first three years. In principle, the stock options are cancelled upon termination of employment, except in the event of retirement. When exercising stock options, a sum equal to at least half of the stock option profit (after tax) shall be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

The annual number of stock options offered per member of the Board of Management may amount up to 200,000.

For members of the Board of Management and for selected members of other senior staff, the Supervisory Board has confirmed its intention to decide that, upon a change of control, outstanding stock options become immediately exercisable.

### Conditional shares

The members of the Board of Management participate in the share programme for senior management at Hagemeyer. The shares will be fully awarded after three years only if, on average, 50% or more of the maximum STI bonus has been achieved in these three years. In principle, the conditional shares are cancelled upon termination of employment, except in the event of retirement. Up to half of the shares may be sold to cover income tax exposure. The net remainder of the shares awarded shall become subject to the Performance Share Plan, as described above.

The annual number of conditional shares offered per member of the Board of Management may amount up to 100,000.

### Hedging the stock option and share exposure

The current policy of Hagemeyer is not to hedge any exposure arising from personnel stock options or shares offered. When stock options are exercised and/or shares become unconditional, Hagemeyer will issue new shares, subject to approval of the shareholders, or buy shares in the market, whichever is more appropriate given the prevailing market conditions.

### Pension

The members of the Board of Management participate in an average pay pension scheme, with pension age 60. The annual pension accrual of the scheme is 2.25% of the pension base. No pension is accrued on variable remuneration elements.

### Additional arrangements

The members of the Board of Management are entitled to a company car. Furthermore, the members of the Board of Management receive a contribution to the premium for the collective health insurance as well as to telephone costs, and they participate in other customary schemes such as disability insurance.

The members of the Board of Management receive a fixed allowance of (currently) € 570 per person per month for business expenses not otherwise reimbursed.

In individual cases, the Supervisory Board may decide to grant a backservice buy-in for pensions or a sign-on bonus to attract the appropriate candidate should market circumstances demand this.

Up to 1 January 2004 members of the Board of Management have been appointed for an indefinite term. For members appointed from 1 January 2004, a maximum contract period of four years will apply.

### Loans

As a policy, Hagemeyer does not provide or guarantee loans to members of the Board of Management.

### Severance payments

Severance payments to members of the Board of Management will be triggered if:

i) Hagemeyer discontinues their employment following a takeover, merger, or any other event in which there is a change of control of Hagemeyer; or

ii) within one year after a takeover, merger, or any other event in which there is a change of control, the member of the Board of Management terminates his employment due to a material difference of opinion with the new Management Board or Supervisory Board, or due to a material alteration in his powers or responsibilities.

In any of the above cases, the member of the Board of Management is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times his total yearly remuneration, or the total remuneration for the remainder of the contract period, if less.

The change of control severance payment is paid in three instalments. The first instalment is paid immediately upon termination. The second and third instalment will be paid 6 and 9 months respectively after termination, subject to the member not having secured a new position with a base salary at least equal to 75% of his base salary at Hagemeyer.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the base salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum STI bonus, and (iv) 25% of the maximum LTI bonus.

The terms of this change of control agreement are agreed between the Supervisory Board and the member of the Board of Management. Upon its expiration a new term will need to be agreed upon.

In the event of involuntary removal for any other reason than a change of control, the members of the Board of Management are not entitled to claim any previously agreed severance package. This means that, if a member's employment contract is terminated involuntarily, compensation will be determined on the basis of the applicable legal regulations, the cause or reasons for the termination, and the salary level and legal position of the party concerned.

# Articles of Association

The following text is a simplified summary of the current Articles of Association of the Company.

**Shares**

The authorised capital amounts to eight hundred and ten million euros (€ 810,000,000). It is divided into six hundred and seventy-five million (675,000,000) shares with a nominal value of one euro and twenty eurocents (€ 1.20). Each share confers the right to cast one vote. At 31 December 2004, the total number of shares issued was 516,091,042. All shares issued are represented by a share certificate (the 'Necigef Global Certificate').

**Pre-emptive right**

The General Meeting is the corporate body competent to issue shares, unless it has designated another corporate body for this purpose. The General Meeting has designated the Board of Management as the corporate body competent to issue shares. This competence will expire on 21 October 2005, and is limited to ten percent (10%) of the issued capital of the Company and an additional ten percent (10%) if the issuance takes place in the event of a merger or takeover.
A resolution of the Board of Management with respect to the issuance of shares is subject to the approval of the Supervisory Board. Each holder of shares shall have a pre-emptive right on any issuance of shares pro rata to the aggregate amount of his or her shares. The pre-emptive right may be restricted or excluded by the General Meeting or by another corporate body designated by the General Meeting for this purpose. The General Meeting has designated the Board of Management.
This authority granted to the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares. Shareholders have no pre-emptive right with respect to shares issued for non-cash contribution.

**Acquisition of own shares**

The Company may acquire shares in its own capital only if the General Meeting has authorised the Board of Management to do so. This authorisation, usually granted on an annual basis, shall remain valid for a maximum period of eighteen months. Resolutions for the purchase of shares in the Company's own capital are subject to the approval of the Supervisory Board.

**Board of Management**

The Company is managed and represented by a Board of Management. The members of the Board of Management shall be appointed by the General Meeting from a nomination made by the Combined Meeting. With respect to any appointment, suspension or removal other than one proposed by the Combined Meeting, the General Meeting may only pass such a resolution based on a qualified majority of votes.

**Supervisory Board**

The Supervisory Board comprises three or more members appointed by the General Meeting from a nomination made by the Combined Meeting. With respect to any appointment, suspension or removal other than one proposed by the Combined Meeting, the General Meeting may only pass such a resolution based on a qualified majority of votes. Members of the Supervisory Board shall be appointed and shall retire periodically in accordance with a rotation plan that provides for terms of four years and allows for re-appointment. The Supervisory Board shall pass resolutions on the basis of an absolute majority of votes.

**Combined Meeting**

The Combined Meeting consists of the members of the Supervisory Board and the members of the Board of Management. The Combined Meeting shall pass resolutions on the basis of an absolute majority of votes.

**General Meeting of Shareholders**

Annually, not later than in the month of June, the Annual Meeting shall be held. The General Meetings of Shareholders shall be convened by notice given by the Supervisory Board or the Board of Management. The notice convening the meeting shall be given no later than on the fifteenth day prior to the date of the meeting and shall specify the subjects to be discussed or shall state that the agenda can be examined at the office of the Company. General Meetings of Shareholders shall be held in Amsterdam and shall be chaired by the Chairman of the Supervisory Board or, in his or her absence, by a deputy. The tasks of the General Meeting include the discussion of the annual report, the adoption of the annual accounts, the appropriation of the dividend, and the discharge from liability of members of the Supervisory Board and Board of Management. Resolutions shall be passed on the basis of an absolute majority of votes cast, unless a greater majority is required by law or by the Articles of Association. Minutes of the proceedings of each General Meeting of Shareholders shall be adopted by the Chairman and the secretary. Shareholders and holders of depositary receipts who solely or jointly represent one percent or more of the issued share capital have the right to request that a subject be placed on the agenda.

**Dividend**

The Board of Management shall annually, with the approval of the Supervisory Board, determine what part of the profit is to be appropriated to reserves. Any part of the profits remaining shall be at the disposal of the General Meeting. Following a proposal of the Combined Meeting, the General Meeting may resolve that a payment of dividend on shares shall fully or partially be made in shares. The Combined Meeting may resolve to pay an interim dividend.

**Amendment of the Articles of Association**

A resolution to amend the Articles of Association may only be passed by the General Meeting of Shareholders with a simple majority of votes on the proposal of the Combined Meeting. The General Meeting may only pass a resolution to amend the Articles of Association otherwise than on proposal of the Combined Meeting with a majority of at least two-thirds of the votes cast representing more than one-half of the issued capital.



## Proposed amendment of the Articles of Association

Hagemeyer intends to amend the Articles of Association in order to bring these into line with applicable Dutch legislation and the Code. The most relevant proposed amendments of the Articles of Association are described below.

**Cancellation of the Combined Meeting**

The Combined Meeting (the body consisting of the members of the Supervisory Board and the members of the Board of Management ) shall be cancelled. If relevant, the competence of the Combined Meeting shall accrue to the Supervisory Board (authority with regard to appointment, suspension and dismissal of members of the Board of Management and of members of the Supervisory Board) or to the Board of Management subject to approval of the Supervisory Board (authority with regard to making dividend distributions and other distributions to shareholders, amendment of the Articles of Association, dissolution of Hagemeyer and legal merger or split up).

**Remuneration of the Board of Management**

Pursuant to section 2:135 of the Dutch Civil Code Hagemeyer is required to have a policy on the remuneration of the Board of Management. This Remuneration Policy must be adopted by the General Meeting of Shareholders, on the proposal of the Supervisory Board. The remuneration itself will be determined by the Supervisory Board.
However, if the remuneration also consists of schemes under which shares or rights to subscribe for shares are granted, such schemes are subject to the approval of the General Meeting of Shareholders. It is proposed to include provisions in the Articles of Association of Hagemeyer to this effect.

**Approval of resolutions of the Board of Management**

The Articles of Association as they currently read contain a provision listing certain resolutions of the Board of Management that are subject to the approval of the Supervisory Board. It is proposed to include a provision to the effect that the Supervisory Board may also require other resolutions of the Board of Management to be submitted for its approval.

In order to bring the Articles of Association of Hagemeyer into line with section 2:107a of the Dutch Civil Code it is furthermore proposed to add a new provision to the Articles of Association, pursuant to which the Board of Management shall need the approval of the General Meeting of Shareholders for resolutions concerning:

(a) the transfer of (nearly) the entire business of Hagemeyer to a third party;

(b) entering into or terminating a long term cooperation between Hagemeyer or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance to Hagemeyer;

(c) acquiring or disposing of a participation in the capital of a company if the value of such participation is at least one third of the sum of the assets of Hagemeyer according to its balance sheet and explanatory notes or, if Hagemeyer prepares a consolidated balance sheet, its consolidated balance sheet and explanatory notes according to the last adopted annual accounts of Hagemeyer, by Hagemeyer or a subsidiary.

**Dividends**

Within the scope of the policy on additions to reserves and on dividends to be decided on by the General Meeting of Shareholders, a proposal to pay a dividend on shares shall be dealt with separately. Consequently, the determination of dividends on shares will be a separate item on the agenda of the Annual General Meeting of Shareholders.

**Release from liability of the members of the Board of Management and of the Supervisory Board**

The release from liability of the members of the Board of Management and of the Supervisory Board shall be put on the agenda of the Annual General Meeting of Shareholders of Hagemeyer as two separate items.

**Right to request items to be put on the agenda**
In accordance with section 2:114a of the Dutch Civil Code it is proposed to include a provision in the Articles of Association stating that, in addition to shareholders representing, individually or in aggregate, at least 1% of the issued capital of Hagemeyer, also shareholders representing, individually or in aggregate, at least a value of € 50,000,000 according to the Official Price List of Euronext Amsterdam N.V., have the right to request the Board of Management or the Supervisory Board to place items on the agenda of the General Meeting of Shareholders.

These requests have to be honoured by the Board of Management or the Supervisory Board on the condition that (i) important company interests *('zwaarwegende belangen van de vennootschap')* do not dictate otherwise and (ii) the request is received by the Board of Management or the Chairman of the Supervisory Board in writing at least 60 days before the date of the General Meeting of Shareholders.

**Date of registration**
In line with the Code and pursuant to section 2:119 of the Dutch Civil Code, the Articles of Association will provide that the Board of Management is authorised to determine at the time of convocation of a General Meeting of Shareholders, that with regard to shares in its capital, the persons who are entitled to attend and vote at the relevant meeting shall be determined on the basis of the names of persons who are on a date specified in the notice of that meeting registered as being the holders of shares in a register designated thereto by the Board of Management, irrespective of whether or not these persons are actually entitled to those shares at the time of the General Meeting of Shareholders.

The final day of registration shall not be set earlier than seven days before the day of the meeting. The day of registration and the procedure for registration by persons who have the right to vote or to attend meetings, shall be stated upon convocation of the meeting.

The Board of Management can exercise the power stated above at its sole discretion; it is not obliged to do so.

**Indemnification**
Recent developments in Dutch company law and foreign influences show that more and more often claims are submitted in which the members of the Board of Management and Supervisory Board are held personally liable for decisions they make in the interest of the company in their capacity as members of the Board of Management and Supervisory Board.
The costs pursuant to the defence and other financial loss should only be for the account of the member concerned, in case it is established that the task performance with respect to acting or refraining from acting giving cause to the claim has apparently been improper, or of which a serious reproach can be made to the member concerned.
In view of the above it is proposed to include an indemnification clause in the Articles of Association in which it is determined in what situations (former) members of the Board of Management and Supervisory Board shall be indemnified by the company for the reasonable costs connected with performing their tasks.
The indemnification does not relate to costs that have already been covered by any professional liability insurance.

# Hagemeyer Business Principles

Hagemeyer's business is based upon trust, honesty and integrity. All of our stakeholders, including our employees, shareholders, customers and suppliers as well as our business partners, should expect high ethical standards from us. These standards are set out in the Hagemeyer Business Principles.

## Hagemeyer stands for:

**Integrity**

The basis for all business conduct within Hagemeyer is acting with integrity. This means that all those who deal with Hagemeyer, internally and externally, can expect to be treated with respect, honesty and fairness.

**Professionalism**

Hagemeyer prides itself on taking a proficient approach to all its business activities. Employees are expected to demonstrate thorough professionalism in every aspect of their day-to-day behaviour.

**Service**

Hagemeyer accepts that only through providing the highest levels of service to customers and suppliers can it achieve its business goals. This service-orientated attitude is the cornerstone of Hagemeyer's approach to business.

**Sustainability**

The central focus for Hagemeyer is to be a profitable, growing and sustainable business. This means maintaining an appropriate balance between short and long term objectives, and avoiding harm to people or the environment.

These values are fundamental to the way Hagemeyer does business, wherever it operates, and they condition all our business decisions.

Hagemeyer places great importance on compliance with any laws or regulations that affect our operations, and its Business Principles should serve as additional guidance to supplement the laws and specific rules that apply in our work environment.

**Whistleblower Policy**

Hagemeyer is committed to the highest possible standards of ethical, moral and legal business conduct. In line with this commitment, all Hagemeyer employees are encouraged to report promptly any breach or suspected breach of any law, regulation, the Hagemeyer Business Principles or other Company policies and guidelines, and any concerns regarding questionable accounting, internal accounting controls or auditing matters. No employee who in good faith reports a suspected irregularity shall suffer adverse consequences. An employee who retaliates against someone who has reported a suspected irregularity in good faith is subject to discipline up to and including termination of employment.

The Hagemeyer Whistleblower Policy, which was introduced in 2004, sets out the manner in which Hagemeyer will address concerns reported by employees and is intended to encourage and enable employees to raise serious concerns within the Hagemeyer Group rather than seeking resolution outside the Hagemeyer Group.

# Corporate Sustainability

## Vision

Partly as a result of key developments in society, corporate sustainability has become an integral part of Hagemeyer's business operations. The Company closely monitors such national and international developments and their effects on the expectations of its stakeholders.
Corporate sustainability is integrated into Hagemeyer's strategy and day-to-day operations, which means that the Company strives to strike the right balance between short-term and long-term goals and is committed to business processes that offer the greatest possible protection to the Company's various stakeholders. Hagemeyer considers optimising the balance between People, Planet & Profit as an ongoing challenge.

In 2004, Hagemeyer introduced its Business Principles and a Whistleblower Policy that apply to the entire organisation. These constitute important milestones toward a more systematic implementation of corporate sustainability within the Company.
Through the Whistleblower Policy, Hagemeyer hopes to encourage its employees to report any suspected violation of laws, regulations or Company policies. The regional organisations and operating companies translate the Business Principles for corporate sustainability into management systems, codes of conduct, and guidelines and procedures that take into account their activities, employees and local legislation.

## Environment

As Hagemeyer focuses on distribution of materials and not on production, its activities have a limited impact on the environment. Nonetheless, Hagemeyer actively seeks to reduce any negative impact on the environment. In addition to expressly complying with all laws and regulations, Hagemeyer carries out its activities in such a way as to minimise threats or damage to the environment as far as possible. Monitoring environmental performance and systematic record-keeping are central to Hagemeyer's policy.

In 2004, Hagemeyer implemented various initiatives to promote its environmental policy. For example, most operating companies are now focusing on minimising energy consumption. In 2004, in the United Kingdom, Hagemeyer started developing a registration system based on performance indicators and a manual of energy efficiency guidelines. In Norway, Hagemeyer has reduced its energy consumption by 14% since 1999, partly due to the switchover to automated power plants and heating installations. The insulation of distribution centres, and in some cases the move to smaller distribution centres, have also contributed to this reduction. In Australia, Hagemeyer has made agreements with a number of energy suppliers to ensure that a fixed percentage of all energy supplied will be green energy.

Attention has also been given to minimising environmental threats related to the use and development of Company buildings. In the United Kingdom, an extensive asbestos investigation was started in 2004. Based on the findings of this investigation, an overview of the associated risks will be drawn up for the UK in 2005. In North America, independent environmental inspections will be carried out in all buildings and on all properties to be purchased or developed.

Almost all of Hagemeyer's operating companies are working on waste reduction and separation. In the United Kingdom, new possibilities to reduce packaging waste and minimise waste removal costs were found. One such important possibility involved making better use of return routes from the Company branches. In Germany, a large proportion of the separated waste is removed by a recycling company. Premium packaging is recycled, and the use of return containers for transportation from the suppliers also helps to reduce packaging material. In Sweden, Hagemeyer is also working on improved recycling. In Norway, paper use has been reduced by 45% since 1999, through means such as using thinner paper, printing fewer catalogues and other publications, and distributing more information via CD or the Internet. In 1999, just 25% of waste in Norway was separated out, compared to 70% in 2004. Performance contracts regarding the weight and volume of waste were signed with waste management companies. The Company's suppliers are assessed on the basis of environmental criteria, amongst other things. Hagemeyer's operating companies regularly consult with their suppliers and other trade partners to develop environmentally friendly solutions.

## Quality

Quality is a prerequisite for all Hagemeyer's business operations. In every country in which the Company is active, there are systems, procedures and programmes in place to guarantee the quality of the products and services it provides. Various operating companies have been awarded important quality certificates. For instance, Hagemeyer Nederland was awarded the ISO 9000 in 1995 and the INK improvement certificate in 2002. Only few Dutch companies have received such a certificate from the INK (Instituut Nederlandse Kwaliteit, the Dutch Quality Institute). Within the operating companies, quality is continuously monitored and improved using a number of key indicators. In most countries, all main processes are linked to specific objectives, and progress made in implementing these is regularly measured.

Optimising the relationships with both suppliers and clients is an important part of quality management within Hagemeyer. Customer satisfaction is measured in most countries. In addition to regularly consulting on products, distribution and supply performance, operating companies carry out various supporting activities, such as organising conferences and award ceremonies for their suppliers. These events offer a good opportunity for presentations and discussions on all quality aspects of the distribution chain.



This is a translation of an original in Swedish

CERTIFICATE

No. 11935

**Elektroskandia AB**

Sweden
Places according to the certification decision

*Wholesale with export and project deliveries of electrical products, electrical systems and domestic appliances. Service regarding domestic appliances.*

The quality management system complies with

**SS-EN ISO 9001:2000**

The conditions and extent of this certificate are stated in the certification decision

Kista, 16 August 2004

SEMKO-DEKRA Certification AB

The original certificate issued on 11 December 1996

SEMKO-DEKRA



This is a translation of an original in Swedish

CERTIFICATE

No. 1410307

**Elektroskandia AB**

Sweden
Places according to the certification decision

*Wholesale with export and project deliveries of electrical products, electrical systems and domestic appliances. Service regarding domestic appliances.*

The environmental management system complies with

**SS-EN ISO 14001:1996**

The conditions and extent of this certificate are stated in the certification decision

Kista, 16 August 2004

SEMKO-DEKRA Certification AB

The original certificate issued on 15 June 1998

SEMKO-DEKRA

## Health and safety

Responsible and sustainable corporate performance demands systematic attention to employee health and safety. In each country in which Hagemeyer operates, there are rules and procedures to prevent unsafe situations from arising and jeopardising employees' health. Many companies have Health & Safety representatives in various locations within the organisation to ensure procedures are implemented and to report any shortcomings. In addition, specific training is given to employees who carry out certain types of job. In a number of countries, external, specialised agencies also regularly carry out inspections and assessments. The actual systems and any supplementary special provisions, such as medical consultations and subsidised sports facilities, vary per country.

## Training and development

Hagemeyer considers the training and development of its employees an important investment. Internal and external training and education programmes are offered in all countries. These programmes are usually designed to improve specific skills for employees in various positions. In addition, most Hagemeyer organisations offer induction programmes and training courses to help prepare employees for their next career move. Many of the training programmes focus on sales, management and computer skills.

Within the branches in the Netherlands, the training priorities for the next few years will focus on account management, sales management, coaching, new office software, Integrated Supply and sales & project management for the industrial sector, supply management and Health & Safety. In addition, a management development programme has been scheduled for 2005-2006. This programme will focus on strategic management, finance and shareholder management, human resources, project management, and personal development and self-evaluation.

In Scandinavia, the emphasis is on individual training programmes that use assessments and career planning to determine an employee's learning trajectory over a number of years. The Finnish organisation has been awarded the regional Chamber of Commerce Trainer of the Year Award several times. Programmes planned for 2005 in Finland include Mentoring for Managers, Implicit Knowledge for sales Managers, Benchmarking, and training programmes in collaboration with Scandinavian and Russian colleagues.

In Spain, more than 400 employees received sales training in 2004. Another 150 employees will follow this training programme in 2005. In addition, regional managers, middle managers and managing directors received training in leadership and team management skills.

In North America, employees are able to choose from over 100 interactive training programmes with audio through the Internet. The Company library in this region contains more than 500 books and videos. Each employee draws up an individual training plan with his or her manager.

In Australia, there are special programmes for job succession and the retention of good employees, a training programme for sales staff in collaboration with Deakin University, an internal training programme for internal sales staff, and various other programmes. Recently, particular attention has been given to the better coordination of the induction programme with training courses on the market segment in which employees work.

## Social responsibility

Hagemeyer's operating companies and their employees consider themselves to be key members of society. Initiatives are taken to support charities and those in need of help. These initiatives vary in size and nature. In some cases, financial assistance is given by means of corporate donations; in many cases, Hagemeyer employees provide assistance through their personal efforts.

The following examples show the social commitment of Hagemeyer and its employees. A very recent example of Hagemeyer's social involvement can be seen in the various initiatives taken by the Company's operating companies and head office, immediately after the tsunami disaster in Asia.

### Examples of local initiatives

For a number of years now, the Swedish organisation has sent no Christmas cards. Instead, each year, the money that is not spent on cards is given to a charity. In 2004, aid was given to a school project in Togo, West Africa. The school will be built and managed with the help of employees from Sweden.

In the United Kingdom, donations are made annually to the Electrical and Electronics Industries Benevolent Association (EEIBA), an organisation that supports people who work or have worked in the electrical and electronics industry and who are in need of aid. Company employees also organise events to raise money for this charity.

In Germany, a different charity is selected each year to which a donation is given. The money is raised by employees through events. Last year, the proceeds were donated to SOS Children's Villages.

In Norway, employees select two charities that they would like to support in December. Suppliers are also invited to donate money instead of sending corporate gifts. In 2004, donations were given to the Salvation Army and a children's cancer fund.

In Finland, Hagemeyer has a long tradition of annually donating to national and international charities.
Money is also raised through lotteries. Local organisations also receive support, for instance organisations involved in sports, school campaigns to promote traffic safety, or organisations that provide information on drugs. Close relationships are maintained with local schools and institutes, for instance by organising information evenings and offering work placements to students and the unemployed.

In North America, donations and fundraising activities focus on the United Way. This charity offers support throughout the country in the areas of childcare and education, health care for the disadvantaged, facilities for the handicapped and elderly, and financial guidance and budgeting for people with low incomes.

In 2004 3,000 employees donated more than US dollar 71,000, to which Hagemeyer North America added an extra US dollar 7,500.
The money was divided between 52 local communities in 24 states. Hagemeyer also supports the American Heart Association and a fund for study grants. Most of the Hagemeyer operating companies also develop local initiatives and look for local partners to raise money for charities.

In Australia, most of the donations go to the Cancer Council and Camp Quality, which focus on fighting cancer and providing facilities for children with cancer. Many of Hagemeyer's operating companies support initiatives of local organisations, such as schools, Lions Clubs and Rotary Clubs.

# Annual Accounts of Hagemeyer N.V.

## Contents

# Consolidated Balance Sheet as at December 31

## (Before appropriation of net result)

| (In € thousands) | Notes | 2004 | 2003 |
|---|---|---|---|
| **Assets** | | | |
| **Non-current Assets** | | | |
| Intangible fixed assets | 3 | 495,724 | 585,095 |
| Tangible fixed assets | 4 | 147,241 | 185,125 |
| Financial fixed assets | 5 | 42,761 | 65,556 |
| Deferred taxes | 11 | 23,126 | 44,712 |
| | | **708,852** | **880,488** |
| **Current Assets** | | | |
| Inventories | 6 | 591,877 | 615,422 |
| Trade receivables | 7 | 838,871 | 836,259 |
| Other receivables and prepayments | 8 | 66,717 | 72,763 |
| Cash and deposits | | 113,915 | 198,530 |
| | | **1,611,380** | **1,722,974** |
| | | **2,320,232** | **2,603,462** |
| **Shareholders' Equity and Liabilities** | | | |
| **Shareholders' Equity[1]** | 9 | **777,852** | **542,502** |
| **Minority Interest[1]** | | **-** | **59** |
| **Subordinated Debt[1]** | 10 | **-** | **150,000** |
| **Subordinated Convertible Bond[1]** | 10 | **150,000** | **-** |
| **Non-current Liabilities** | | | |
| Provisions | 11 | 160,058 | 195,236 |
| Long-term debt | 12 | 436,290 | 735 |
| Other long-term liabilities | | 1,081 | 1,323 |
| | | **597,429** | **197,294** |
| **Current Liabilities** | | | |
| Trade payables and other current liabilities | 13 | 792,031 | 740,215 |
| Short-term debt and current portion of long-term debt | | 2,920 | 973,392 |
| | | **794,951** | **1,713,607** |
| | | **2,320,232** | **2,603,462** |
| [1] Risk-bearing capital | | 927,852 | 692,561 |

See accompanying notes on pages 79 to 102.

# Consolidated Profit and Loss Account for the year ended December 31

| (In € thousands) | Notes | 2004 | 2003 |
|---|---|---|---|
| **Net Sales** | | **5,426,745** | **6,337,791** |
| Cost of sales | | (4,186,029) | (4,991,373) |
| Exceptional cost of sales | 21 | (4,681) | (65,399) |
| **Gross Profit** | | **1,236,035** | **1,281,019** |
| Operating expenses excluding amortisation of goodwill | 16 | (1,244,693) | (1,373,347) |
| Exceptional operating expenses | 21 | (27,475) | (62,438) |
| Goodwill amortisation | | (31,008) | (33,816) |
| | | (67,141) | (188,582) |
| Other operating income | 17 | 2,552 | 17,590 |
| **Operating Loss** | | **(64,589)** | **(170,992)** |
| Share in results of associated companies | | 9,089 | 5,850 |
| Exceptional share in results of associated companies | 21 | - | 1,120 |
| Financial expense - net | 18 | (83,633) | ( 121,964) |
| **Loss before Taxes** | | **(139,133)** | **(285,986)** |
| Taxes | 19 | (24,817) | (32,550) |
| | | (163,950) | (318,536) |
| Minority interest | | (117) | 512 |
| **Net Loss** | | **(164,067)** | **(318,024)** |
| **Data per Ordinary Share (rounded to the nearest Euro cent)** | | | |
| Net loss before amortisation of goodwill | | (0.28) | (2.60) |
| Net loss before amortisation of goodwill, fully diluted | | (0.24) | (2.55) |
| Net loss | | (0.34) | (2.91) |
| Net loss, fully diluted | | (0.34) | (2.85) |
| Weighted average no. of ordinary shares outstanding | | 477,531,131 | 109,459,256 |
| Weighted average no. of ordinary shares outstanding, fully diluted | | 479,982,783 | 111,157,415 |
| Operating loss before amortisation of goodwill and exceptional items (EBITA before exceptional items) | | (1,425) | (9,339) |

See accompanying notes on pages 79 to 102.

# Consolidated Statement of Cash Flow for the year ended December 31

| (In € thousands) | 2004 | 2003 |
|---|---|---|
| **Operating Activities** | | |
| Operating loss | (64,589) | (170,992) |
| adjusted for: | | |
| Depreciation, amortisation and impairment | 113,336 | 83,880 |
| Non cash movement exceptional items | (58,345) | 29,344 |
| Changes in working capital: | | |
| • Inventories | (3,943) | 38,195 |
| • Receivables | (25,202) | 148,210 |
| • *Trade and other creditors* | 65,226 | (120,618) |
| Changes in provisions | (1,933) | (8,674) |
| Operating cash flow | 24,550 | (655) |
| Interest received | 3,592 | 5,766 |
| Dividends received from associates | 3,700 | 1,782 |
| Interest paid and similar charges | (76,591) | (115,170) |
| Taxes paid | (11,505) | (16,560) |
| **Net Cash used in Operating Activities** | **(56,254)** | **(124,837)** |
| **Investing Activities** | | |
| Purchase of fixed assets | (28,263) | (39,181) |
| Sale of fixed assets | 8,708 | 48,415 |
| Acquisitions of subsidiaries, net of cash acquired | (4,350) | (4,857) |
| Divestments of / (investments in) subsidiaries, participations and other investments | 96,380 | 210,492 |
| *Other investments and receivables - net* | 1,370 | 8,479 |
| **Net Cash from Investing Activities** | **73,845** | **223,348** |

| (In € thousands) | 2004 | 2003 |
|---|---|---|
| **Financing Activities** | | |
| Proceeds from long-term loans and similar instruments | 585,572 | 213,941 |
| Payments of long-term loans and similar instruments | (876,495) | (208,974) |
| Share issue | 439,944 | - |
| Dividends paid to shareholders | - | (21,985) |
| **Net Cash from / (used in) Financing Activities** | **149,021** | **(17,018)** |
| **Net increase in Cash and Cash Equivalents** | **166,612** | **81,493** |
| **Change in Cash and Cash Equivalents** | | |
| At January 1 | (45,815) | (115,745) |
| Net increase in cash and cash equivalents | 166,612 | 81,493 |
| Currency translation effects | (9,138) | (11,563) |
| **At December 31** | **111,659** | **(45,815)** |
| **Cash and Cash Equivalents comprise:** | | |
| Cash and deposits | 113,915 | 198,530 |
| Short-term debt | (2,256) | (244,345) |
| | **111,659** | **(45,815)** |
| Net cash from exceptional items (excluding proceeds from divestments and proceeds from sale of fixed assets) | (50,617) | (98,413) |

# Company Balance Sheet as at December 31

## (Before appropriation of net result)

| (In € thousands) | Notes | 2004 | 2003 |
|---|---|---|---|
| **Assets** | | | |
| **Non-current Assets** | | | |
| Intangible fixed assets | 22 | 3,342 | 44,389 |
| Tangible fixed assets | 23 | 833 | 1,272 |
| Financial fixed assets | 24 | 1,432,771 | 1,388,815 |
| | | **1,436,946** | **1,434,476** |
| **Current Assets** | | | |
| Receivables | 25 | 23,678 | 47,525 |
| Cash and deposits | | 110 | 56,946 |
| | | **23,788** | **104,471** |
| | | **1,460,734** | **1,538,947** |
| **Shareholders' Equity and Liabilities** | | | |
| **Shareholders' Equity**[1] | 26 | | |
| Share capital | | 619,309 | 162,215 |
| Share premium | | 38,849 | 62,118 |
| Cumulative translation reserve | | (117,871) | (83,463) |
| *Retained earnings* | | 401,632 | 719,656 |
| Net loss | | (164,067) | (318,024) |
| | | **777,852** | **542,502** |
| **Subordinated Debt**[1] | 10 | **-** | **100,000** |
| **Subordinated Convertible Bond**[1] | 10 | **150,000** | **-** |
| **Provisions** | 27 | **12,615** | **13,027** |
| **Current Liabilities** | 28 | **520,267** | **883,418** |
| | | **1,460,734** | **1,538,947** |
| [1] Risk-bearing capital | | 927,852 | 642,502 |

See accompanying notes on pages 103 to 106.

# Company Profit and Loss Account for the year ended December 31

| (In € thousands) | Notes | 2004 | 2003 |
|---|---|---|---|
| Result from participations after taxes | | (81,734) | (270,577) |
| Other results | 29 | (82,333) | (47,447) |
| **Net Loss** | | **(164,067)** | **(318,024)** |

*The Company's financial information has been included in the consolidated accounts. As a consequence article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.*

# Proposed Appropriation of Net Result

## (not incorporated in the balance sheet)

| (In € thousands) | 2004 | 2003 |
|---|---|---|
| **Charge to Retained Earnings** | **(164,067)** | **(318,024)** |

See accompanying notes on pages 103 to 106.

# Notes to the Accounts

## 1 General

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 120 to 123 of this report.

## 2 Principal Accounting Policies

### a. Functional Currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in Euro.

### b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries and other companies that belong to the Group. Subsidiaries are those companies in which the Company owns directly or indirectly more than 50% of the voting rights, or where the Company is in the position to directly or indirectly appoint or dismiss more than 50% of the members of the Board of Management or the Supervisory Board. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operation. All intercompany accounts and transactions between group companies are eliminated in consolidation. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's result after taxes and shareholders' equity.

### c. Investments in Associated Companies and Joint Ventures

Associated companies are those in which the Group holds an interest, though it is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. The Group's share of the associate's net profit or loss for the year is recognised separately in the profit and loss account. Participations in joint ventures are accounted for as associated companies.

### d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those prevailing at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates prevailing on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.
The income statements of foreign entities are translated into Euro at exchange rates approximating those prevailing at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

### e. Intangible Assets

*Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000 is reported in the balance sheet as an intangible asset and is amortised on a straight-line basis over its estimated useful life, not exceeding 20 years. Goodwill that arose prior to January 1, 2000 was charged in full to retained earnings. The carrying amount of goodwill is reviewed annually and written down for impairment, where necessary.
For divestments of entities acquired prior to January 1, 2000, the goodwill previously charged to retained earnings is not included in the gain or loss from the divestment.

*Software*

Expenditures concerning procured software licenses and the development of software are amortised on a straight-line basis over their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of in-house developed software, as well as interest costs incurred in the development stage of projects, qualify for capitalisation. Indirect expenditures, as well as expenditures for research, implementation, training, and data migration are expensed when incurred.

*Trademarks and Tradenames*

The value of trademarks and tradenames acquired is capitalised and amortised on a straight-line basis over their estimated useful lives, not exceeding 10 years.

**f. Tangible Fixed Assets**

Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value.
Depreciation is calculated using the straight-line method to write off the cost of individual assets to their residual values over their estimated useful lives as follows:

| | |
|---|---|
| Buildings | 20 - 30 years |
| Machinery and equipment | 5 - 10 years |
| Motor vehicles | 3 - 5 years |
| IT hardware | 3 - 7 years |

Leasehold improvements: over the term of related lease.

Land is not depreciated.

**g. Financial Fixed Assets**

Subsidiaries and associated companies are carried at net asset value in the Company accounts. The Company's share in the undistributed earnings of subsidiaries and associated companies is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve. Participations not belonging to the Group, and over which Hagemeyer can not exercise management control, are carried at cost less a provision for impairment in value, if appropriate. Income derived from these participations is recognised only when dividends are received.

**h. Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, net of discounts, rebates and bonuses, and including all costs incurred in bringing the goods to their present location.

**i. Provisions**

Provisions are made for present legal or constructive obligations, existing at the balance sheet date for which the actual obligation is uncertain, but nevertheless can be reasonably estimated.
The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policies vary according to local practice and regulations, from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations.
Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.
With exception of the provision for pensions and for product liability, which are calculated on a discounted basis, all provisions are carried at their nominal value.

**j. Taxes**

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.
Deferred taxes are recorded using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes. The principal temporary differences arise from depreciation on buildings, plant and machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred, and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised. Both deferred tax assets and deferred tax liabilities are carried at their nominal value.

**k. General**

Unless otherwise indicated, assets and liabilities are carried at their nominal value.
Income and expenses are accounted for on accrual basis. Profit is only included when realised on balance sheet date. Losses originating before the end of the financial year are taken into account if they have become known before preparation of the financial statements.

**l. Net Sales**

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes, discounts, bonuses and rebates, and after eliminating sales and unrealised profit within the Group.

**m. Consolidated Statement of Cash Flow**

The consolidated statement of cash flow is prepared using the indirect method.
Balance sheet and profit and loss items are adjusted for changes that have no influence upon receipts and payments

during the year. Cash flow relating to exceptional items is disclosed separately.
Cash and cash equivalents in the consolidated statement of cash flow comprise cash in hand, deposits held with banks, and investments in money market instruments net of amounts drawn under short-term credit facilities.

**n. Exceptional items**

Exceptional items are income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are required to be reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof.

**o. Reclassifications**

Certain reclassifications have been made to the prior period financial statements in order to conform to the 2004 classifications.

# Notes to the Consolidated Accounts as at December 31

(In € thousands, unless otherwise stated)

## Non-current Assets

### 3 Intangible Fixed Assets

| | Goodwill | Software | Trademarks and Tradenames | Total 2004 | Total 2003 |
|---|---|---|---|---|---|
| Cost at January 1 | 613,215 | 88,770 | 11,582 | 713,567 | 746,999 |
| Accumulated amortisation at January 1 | (102,765) | (20,875) | (4,832) | (128,472) | (94,602) |
| Net book value at January 1 | 510,450 | 67,895 | 6,750 | 585,095 | 652,397 |
| Intangible fixed assets of divested subsidiaries | - | - | - | - | (5,905) |
| Additions | 426 | 8,484 | - | 8,910 | 6,855 |
| Disposals | - | (76) | - | (76) | (3,131) |
| Amortisation | (31,008) | (9,412) | (844) | (41,264) | (44,626) |
| Impairment loss | - | (39,589) | - | (39,589) | - |
| Transfer from tangible fixed assets | - | 1,401 | - | 1,401 | 14,466 |
| Effect of movement in foreign exchange rates | (18,881) | 128 | - | (18,753) | (34,961) |
| **Net book value at December 31** | **460,987** | **28,831** | **5,906** | **495,724** | **585,095** |
| Cost | 589,287 | 56,774 | 11,564 | 657,625 | 713,567 |
| Accumulated amortisation | (128,300) | (27,943) | (5,658) | (161,901) | (128,472) |
| **Net book value at December 31** | **460,987** | **28,831** | **5,906** | **495,724** | **585,095** |

An impairment charge of € 39,589,000 has been recorded as part of exceptional operating expenses. This relates to the full write-off of the non-allocated capitalised GHS software expenses of the Professional Products and Services business.

The amount of interest capitalised within intangible fixed assets at December 31, 2004 is nil (2003: € 3.1 million).

The remaining estimated useful life of the intangible assets is approximately:

| | |
|---|---|
| Goodwill | 15 years |
| Software | 4-5 years |
| Trademarks and tradenames | 7 years |

### 4 Tangible Fixed Assets

| | Land and Buildings | Plant and Machinery | Office and Computer Equipment | Other Operating Fixed Assets | Total 2004 | Total 2003 |
|---|---|---|---|---|---|---|
| Net book value at January 1 | 79,608 | 43,905 | 39,522 | 22,090 | 185,125 | 261,838 |
| Fixed assets of acquired subsidiaries | 36 | 81 | 204 | 25 | 346 | - |
| Fixed assets of divested subsidiaries | (1,644) | (59) | (780) | (53) | (2,536) | (14,854) |
| Effect of movement in foreign exchange rates | (1,767) | (1,002) | (798) | 796 | (2,771) | (13,812) |
| Additions | 5,905 | 7,394 | 7,532 | 1,533 | 22,364 | 25,761 |
| Disposals | (4,341) | (476) | (2,921) | (682) | (8,420) | (20,088) |
| Depreciation | (5,199) | (9,789) | (13,281) | (4,214) | (32,483) | (39,254) |
| Reclassifications and transfers to other balance sheet accounts | (44) | (1,424) | 183 | (13,099) | (14,384) | (14,466) |
| **Net book value at December 31** | **72,554** | **38,630** | **29,661** | **6,396** | **147,241** | **185,125** |
| Cost | 114,197 | 120,159 | 121,665 | 22,341 | 378,362 | 436,060 |
| Accumulated depreciation | (41,643) | (81,529) | (92,004) | (15,945) | (231,121) | (250,935) |
| **Net book value at December 31** | **72,554** | **38,630** | **29,661** | **6,396** | **147,241** | **185,125** |

*The current value of land and buildings has been estimated by management at € 81 million (2003: € 87 million), or € 9 million above book value.*

## 5 Financial Fixed Assets

| | 2004 | 2003 |
|---|---|---|
| **Associated Companies** | | |
| At January 1 | 35,448 | 20,659 |
| Effect of movement in foreign exchange rates | (1,643) | (2,601) |
| Add: investments | - | 117 |
| share in net income for the year | 9,089 | 6,970 |
| transfer from / (to) consolidated subsidiaries | - | 21,721 |
| Less: sale of participations | (30,802) | (9,790) |
| dividends received / repayment of invested capital | (3,634) | (1,628) |
| **At December 31** | **8,458** | **35,448** |
| **Other Investments** | | |
| At January 1 | 374 | 389 |
| Effect of movement in foreign exchange rates | (1) | (15) |
| Less: sale of investments | (80) | - |
| **At December 31** | **293** | **374** |
| **Other Long-Term Receivables** | | |
| At January 1 | 29,734 | 24,673 |
| Effect of movement in foreign exchange rates | (2,315) | (2,341) |
| Add: new receivables | 12,105 | 21,678 |
| transfer from other balance sheet accounts | 13,034 | - |
| Less: settlements | (4,579) | (9,515) |
| write-down of carrying value | (13,969) | (4,761) |
| **At December 31** | **34,010** | **29,734** |
| **Total Financial Fixed Assets** | **42,761** | **65,556** |

Other long-term receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest-bearing loans to customers, and other long-term receivables or prepayments.

As at December 31, 2004, other long-term receivables include € 9.1 million (2003: € 20.9 million) in respect of the anticipated insurance coverage for silicosis and asbestos claims in the US (see also note 11).

# Current Assets

## 6 Inventories

| | 2004 | 2003 |
|---|---|---|
| Finished goods | 591,877 | 615,422 |
| Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of | 48,974 | 55,829 |

## 7 Trade Receivables

| | 2004 | 2003 |
|---|---|---|
| Trade receivables | 838,871 | 836,259 |
| Trade receivables have been stated net of a provision for doubtful accounts receivable, of | 29,535 | 41,322 |

## 8 Other Receivables and Prepayments

| | 2004 | 2003 |
|---|---|---|
| Other receivables | 19,125 | 30,987 |
| Prepayments | 47,592 | 41,776 |
| | **66,717** | **72,763** |

## 9 Shareholders' Equity

| | 2004 | 2003 |
|---|---|---|
| Shareholders' equity at January 1 | 542,502 | 928,575 |
| Net loss for the year[1] | (164,067) | (318,024) |
| Net proceeds from the issue of shares | 433,825 | - |
| Dividends on ordinary shares | - | (19,702) |
| Effect on equity from movement in foreign exchange rates[1] | (34,408) | (48,347) |
| **Shareholders' Equity at December 31** | **777,852** | **542,502** |
| | | |
| [1] Total comprehensive income | (198,475) | (366,371) |

*The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax credit of € 0.2 million (2003: tax charge of € 3.8 million).*

Prior to 2004 stock options to purchase ordinary shares of nominal value € 1.20 have been offered to senior executives including the Board of Management and the Executive Committee.

In 2004 it was decided, in order to improve the alignment of management and shareholder interests, and to anticipate on developments regarding equity based rewards, to halve the number of stock options offered and offer shares, with a similar value, instead.

Both the number of stock options offered and the number of shares offered have been adjusted for the issuance of ordinary shares in connection with the rights offering. Offers prior to 2004 have not been adjusted.

Furthermore, both the stock option and share offers are conditional to the average bonus received.

During 2004, no stock options were exercised. As a result of stock option holders leaving the employment of the Group, 794,293 stock options were withdrawn (of which 290,670 stock options were offered in 2004). In addition to this 3,208 stock options expired, without exercise being possible. Grants of stock options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all stock options provide an exercise period of five years.

As a result of conditional shareholders leaving the employment of the Group, 96,650 conditional shares were withdrawn (all of which were offered in 2004). Conditional shares are generally awarded unconditionally after 3 years, subject to the bonus condition. For Mr R.W.A. de Becker, a term of 1 year applies.

The current policy of Hagemeyer is not to hedge any exposure arising from stock options or conditional shares offered to personnel. When stock options are exercised or shares become unconditional, Hagemeyer will issue new shares, subject to approval of the shareholders, or buy shares in the market, whichever is more appropriate given the prevailing market conditions.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and a bond offering.
Both the rights offering and the bond offering have been completed in February 2004.

The position of the option programme at the beginning and end of 2004 respectively was as follows:

| Year of Grant | Number of Shares based on Outstanding Options 01-01-04 | 31-12-04 | Exercise Price (€) | Share Price at Date of Grant (€) | Expiration Date |
|---|---|---|---|---|---|
| 1999 | 3,333 | 2,876 | 26.85 | 26.85 | March 5, 2007 |
| | 3,276 | - | 26.85 | 26.85 | March 4, 2004 |
| | 17,000 | 17,000 | 22.10 | 22.10 | September 1, 2007 |
| 2000 | 4,985 | 4,127 | 17.47 | 17.47 | February 28, 2005 |
| | 81,000 | 36,000 | 20.00 | 17.47 | March 11, 2008 |
| | 17,610 | 15,349 | 17.47 | 17.47 | March 11, 2008 |
| 2001 | 121,000 | 34,000 | 20.00 | 23.90 | March 6, 2006 |
| | 50,000 | - | 20.00 | 23.90 | April 30, 2004 |
| | 25,000 | - | 20.00 | 23.90 | May 31, 2004 |
| | 10,728 | 8,695 | 23.90 | 23.90 | March 6, 2006 |
| | 20,000 | 20,000 | 20.00 | 23.90 | March 6, 2009 |
| | 4,000 | - | 23.90 | 23.90 | March 6, 2009 |
| 2002 | 44,000 | 44,000 | 20.00 | 23.23 | March 5, 2010 |
| | 2,500 | 2,421 | 23.23 | 23.23 | March 5, 2007 |
| | 164,539 | 39,422 | 23.23 | 23.23 | March 5, 2010 |
| 2003 | 192,215 | 83,365 | 3.42 | 3.42 | March 11, 2008 |
| | 431,970 | 379,070 | 3.42 | 3.42 | March 11, 2011 |
| 2004 | - | 1,203,768 | 1.91 | 1.91 | April 27, 2012 |
| | **1,193,156** | **1,890,093** | | | |

The position of the conditional shares programme at the beginning and end of 2004 respectively was as follows:

| Year of Grant | Number of Shares 01-01-04 | Number of Shares 31-12-04 | Share Price at Date of Grant (€) | Expiration Date |
|---|---|---|---|---|
| 2004 | - | 100,000 | 1.91 | March 2005 |
| | - | 394,300 | 1.91 | March 2007 |
| | **-** | **494,300** | | |

*For the stock options and conditional shares held by the members of the Board of Management, we refer to note 20 'Remuneration of Members of the Board of Management and Supervisory Board in 2004'.*

## 10 Subordinated Convertible Bond / Subordinated Debt

In February 2004 the Company has issued subordinated convertible bonds amounting to € 150 million with a maturity of 5 years. The bonds bear an interest of 5.75%.
The bonds rank pari passu among themselves and constitute our direct, unconditional, subordinated, unsecured obligation. The bonds rank junior to any of our present or future unsecured and unsubordinated creditors, including the lenders under our new facilities. The bonds are convertible into ordinary Hagemeyer shares against a conversion price of € 2.04. The final maturity date of the bonds is February 5, 2009.

An extraordinary meeting of shareholders was held on January 9, 2004 in which the shareholders adopted a resolution for the issuance of ordinary shares in connection with a rights offering and rights to subscribe for ordinary shares in connection with a bond offering. Both the rights offering and the bond offering were completed in February 2004. At the completion of the rights offering and the bond offering, the existing subordinated debt facility has been fully repaid.

## 11 Provisions

| | Reorganisation & Restructuring | Deferred Taxes | Pensions | Warranties | Product Liability | Other | Total 2004 | Total 2003 |
|---|---|---|---|---|---|---|---|---|
| At January 1 | 40,797 | 19,531 | 35,224 | 7,309 | 41,812 | 50,563 | 195,236 | 210,982 |
| Provisions of divested subsidiaries | (110) | - | - | (2,127) | - | - | (2,237) | (2,355) |
| Acquisitions | 365 | - | - | - | - | - | 365 | - |
| Transfers | (370) | 440 | 1,142 | (222) | (493) | 1,672 | 2,169 | 3,864 |
| Effect of movements in foreign exchange rates | (780) | (257) | (342) | (341) | (3,291) | (544) | (5,555) | (8,684) |
| Amounts charged to the profit and loss account | 12,674 | 1,963 | 1,559 | 8,201 | - | 4,164 | 28,561 | 78,635 |
| Amounts charged to the movements in foreign exchange rates (shareholders' equity) | - | - | - | - | - | - | - | 980 |
| Amounts utilised | (25,628) | - | (2,227) | (8,152) | (2,723) | (4,470) | (43,200) | (44,449) |
| Amounts released to the profit and loss account | (2) | (1,175) | (12) | (227) | (5,730) | (8,135) | (15,281) | (43,737) |
| **At December 31** | **26,946** | **20,502** | **35,344** | **4,441** | **29,575** | **43,250** | **160,058** | **195,236** |

Approximately € 22 million of the provisions is expected to be utilised within one year.

The amount utilised from the restructuring and reorganisation provision during 2004 includes € 23 million relating to further restructuring of the PPS division. This covers costs incurred for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network and implementation costs, as well as amounts paid for severance. Amounts utilised during 2004 also include € 3 million for costs related to discontinuation or restructuring of non-core activities.

Amounts released to the profit and loss account during the year represent provisions that were formed in prior years and were not used.

**Product Liability Claims – Silicosis and Asbestos**
Two of our subsidiaries in the United States have been named as defendants in 23,620 silicosis-related claims in various states, the large majority of which are filed in Mississippi and Texas. The plaintiffs in these cases mostly have been or are working in the energy (notably petrochemical), construction, foundry and manufacturing industries, where sand is either used in or is a by-product

of sandblasting, drilling and grinding and for the making of moulds and cores in foundry operations. These plaintiffs allege that they developed silica-related diseases or suffer from diseases such as silicosis and that a subsidiary of ours distributed respiratory protective products (such as dust masks, respirators and air fed hoods) that were not adequate to prevent plaintiffs from developing such silica-related diseases or silicosis and/or that our subsidiary failed to give adequate warnings with respect to these products. Some claims also allege that another of our subsidiaries manufactured a government approved sandblasting hood that has been alleged to be defective, and that our subsidiary failed to give adequate warnings.

The defendants in these lawsuits are often numerous and include manufacturers and distributors of sand, sandblasting equipment and products as well as manufacturers and distributors of respiratory protective products. Although one of our subsidiaries continues to engage in the business of distributing respiratory protective products, the other subsidiary ceased manufacturing these products in the mid to late 1980s.

These subsidiaries are also defendants in approximately 1,000 asbestos claims filed in Michigan, Mississippi and Texas. Plaintiffs in these cases are, for the most part, workers in the automotive, construction and manufacturing industries who allegedly developed an asbestos-related disease which they claim is due, in part, to exposure to products containing asbestos or due to defective respiratory protective equipment, in either case, allegedly manufactured or sold by one of our subsidiaries.

Our costs in connection with these claims are difficult to estimate because the outcome of this type of litigation (and therefore our range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the nature and severity of the injuries to the plaintiffs, the number or size of claims or settlements, the number of financially viable responsible parties, the potential impact of any pending or future silicosis/asbestos-related litigation and the potential impact of any toxic tort reform legislation regarding asbestos claims and/or silicosis claims. Due to the above assumptions and uncertainties we cannot give any assurance as to the future costs of resolving or dismissing these claims.

As at December 31, 2004, Hagemeyer's US subsidiaries have established a provision for claims of € 29.6 million (2003: € 41.8 million) with respect to current and potential future silicosis and asbestos-related litigation. The provision takes into consideration incurred but not recorded claims, and is calculated on a discounted basis. The estimated insurance coverage of € 9.1 million (2003: € 20.9 million) is recorded separately as other long-term receivable within financial fixed assets (see also note 5).

The annual discount charge and valuation charges related to this provision are charged or released to the profit and loss account as exceptional item.

The movement in deferred tax assets and liabilities during the year was as follows:

| | 2004 | 2003 |
|---|---|---|
| **Deferred Tax Assets** | | |
| At January 1 | 44,712 | 91,129 |
| Effect of movements in foreign exchange rates | (1,158) | (925) |
| Amounts (charged) / credited to the profit and loss account: | | |
| Ordinary result | (17,896) | (12,567) |
| Exceptional result | 28 | (31,273) |
| Tax assets of divested subsidiaries | - | (4,539) |
| Transfer (to) / from current tax liabilities | (953) | - |
| Transfer (to) / from deferred tax liabilities | (1,607) | 2,887 |
| **At December 31** | **23,126** | **44,712** |
| **Deferred Tax Liabilities** | | |
| At January 1 | (19,531) | (48,597) |
| Effect of movements in foreign exchange rates | 257 | 2,652 |
| Amounts (charged) / credited to the profit and loss account: | | |
| Ordinary result | (788) | 28,766 |
| Exceptional result | - | 401 |
| Tax liabilities of divested subsidiaries | - | 1,090 |
| Charge to movements in foreign exchange rates (shareholders' equity) | - | (980) |
| Transfer from / (to) current taxes payable | (2,047) | 24 |
| Transfer (to) / from deferred tax assets | 1,607 | (2,887) |
| **At December 31** | **(20,502)** | **(19,531)** |
| **Net Deferred Tax Asset** | **2,624** | **25,181** |

Deferred tax assets and liabilities at December 31 are attributable to the following items:

| | 2004 | 2003 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Reorganisation and restructuring provisions | 50 | 767 |
| Tax loss carry forwards | 13,393 | 11,358 |
| Deductible temporary differences on accounts receivable and inventory provisions | 1,190 | 12,919 |
| Other deductible temporary differences | 8,493 | 19,668 |
| | **23,126** | **44,712** |
| **Deferred Tax Liabilities** | | |
| Taxable temporary differences on accounts receivable and inventory valuation | (4,907) | (3,573) |
| Accelerated tax depreciation of fixed assets | (530) | (850) |
| Other taxable temporary differences | (15,065) | (15,108) |
| | **(20,502)** | **(19,531)** |
| **Net Deferred Tax Asset** | **2,624** | **25,181** |

*Approximately € 5 million of the net deferred tax assets are expected to be utilised within one year.*
*The Group's tax charge of € 24.8 million includes a deferred tax charge of € 19.6 million following a review of the group's deferred tax position in the light of limitations on the use of certain tax attributes.*

## 12 Long-Term Debt

| | 2004 | 2003 |
|---|---|---|
| Guaranteed long-term senior notes | - | 193,482 |
| Amounts due under long-term credit facilities | 435,038 | 534,794 |
| Bank loans | 1,916 | 1,507 |
| | 436,954 | 729,783 |
| Less: Amounts repayable within one year | (664) | (729,048) |
| | **436,290** | **735** |

*Bank guarantees, purchase card facilities, letters of credit and certain contingent liabilities are not included in the amount of outstanding debt reflected in the annual accounts.*

With the successful completion of the rights issue make-whole payments had to be made at a total of € 12 million.

With the completion of the rights offering and the bond offering, the Company's main long-term debt facilities have been replaced by new financing facilities. Consequently, all amounts due under the existing long-term facilities per December 31, 2003 had been classified as short-term debt.

As per December 31, 2004 the following financing facilities are available to the Company:

- a € 102.2 million Term Loan Facility, with an interest rate of 500 basis points over the applicable intrabank offer rate, repayable in two tranches: € 34.1 million repayable on February 5, 2007; and € 68.1 million repayable on February 5, 2008;
- a € 607.2 million Revolving Loan Facility, with an interest rate of 300 basis points over the applicable intrabank offer rate, and with a maturity date of February 5, 2007; and
- a € 72.5 million Letter of Credit Facility, with a commitment fee of 2% for trade-related letters of credit, 3% for non trade-related letters of credit and a maturity date of February 5, 2007.

The average interest rate in 2004 for the Group was 7.6%.

In connection with these facilities, security has been granted over shares of all of Hagemeyer's material group companies, all of Hagemeyer's material intercompany loans and bank accounts as well as pledges over inventory, trade receivables and certain other assets of the group in the United States.

Each of the facilities is subject to cross-guarantees by certain members of the group and will be guaranteed by Hagemeyer N.V.

The facilities contain customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults and cross-defaults. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the facilities, cancel all commitments and to take all other actions allowed to be taken by a secured creditor.

The facilities contain covenants that place restrictions on, among other things, the incurrence of debt, the creation of security, the payment of dividends and other distributions, the redemption of share capital, the sale of assets, mergers, sale and leaseback transactions, capital expenditure, acquisitions and other investments.

In addition, Hagemeyer has undertaken to comply with the following as long as its obligations under the facilities are outstanding:

Hagemeyer will have to meet a Net Senior Debt to EBITDA (before exceptional items) Ratio, which should not exceed:

| For the relevant period ending | Ratio |
|---|---|
| 31 December 2005 | 5.50:1.00 |
| 31 March 2006 | 5.50:1.00 |
| 30 June 2006 | 5.50:1.00 |
| 30 September 2006 | 5.00:1.00 |
| 31 December 2006 | 3.50:1.00 |
| 31 March 2007 | 3.50:1.00 |
| 30 June 2007 | 3.50:1.00 |
| 30 September 2007 | 3.50:1.00 |
| 31 December 2007 | 3.00:1.00 |

Hagemeyer will have to meet an Interest Cover Ratio based on EBITDA excluding exceptional items (after cash exceptionals) to total net interest expense, which should not be less than:

| For the relevant period ending | Ratio |
|---|---|
| 31 December 2005 | 1.50:1.00 |
| 31 March 2006 | 1.60:1.00 |
| 30 June 2006 | 1.60:1.00 |
| 30 September 2006 | 1.80:1.00 |
| 31 December 2006 | 2.00:1.00 |
| 31 March 2007 | 2.20:1.00 |
| 30 June 2007 | 2.40:1.00 |
| 30 September 2007 | 2.70:1.00 |
| 31 December 2007 | 2.90:1.00 |

Until December 31, 2005, the Net Senior Debt to EBITDA and Interest Cover Ratios will not apply.

Hagemeyer will not be permitted to pay dividends unless the Interest Cover Ratio is at least 3.5:1 and the Net Senior Debt to EBITDA ratio is not greater than 3.0:1.

Hagemeyer will be required to meet a Guarantee Cover Ratio as follows:

The aggregate tangible assets of subsidiaries that are guarantors under the facilities must not fall below 80% of the group-wide consolidated tangible assets, and as from June 30, 2004 the aggregate EBITDA of such guarantors must not fall below 75% of the group-wide consolidated EBITDA.

This ratio will be tested on a quarterly basis.

The borrowers under the facilities will be subject to limits on the amounts that may be borrowed and outstanding under the facilities at any time, based on net working capital thresholds.

Hagemeyer will be prohibited from paying, prepaying, repaying, defeasing, exchanging, electing to deliver cash in substitution for the delivery of shares or other securities, redeeming or purchasing or entering into any sub-participation arrangements in respect of the Bonds and delivering cash pursuant to the cash election alternative under the terms and conditions of the Bonds.

Subject to certain exceptions, all proceeds that Hagemeyer receives from disposals, insurance, and debt or equity capital markets transactions will be allocated to mandatory pre-payment of the facilities.

## 13 Trade Payables and Other Current Liabilities

| | 2004 | 2003 |
|---|---|---|
| Trade creditors | 577,459 | 528,551 |
| Corporate taxes | 24,205 | 23,503 |
| Other taxes and social security | 37,541 | 29,755 |
| Pension premiums | 913 | 1,302 |
| Other creditors | 46,168 | 45,482 |
| Accrued liabilities | 105,745 | 111,622 |
| | **792,031** | **740,215** |

Other creditors mainly comprise amounts outstanding for ongoing costs, like accommodation, freight and advertising. The accrued liabilities mainly concern staff related accruals and interest accruals.

## 14 Financial Instruments and other Commitments and Contingencies

### Interest Rate Risk Management

Hagemeyer uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. As at December 31, 2004, Hagemeyer had outstanding interest rate swaps with notional amounts totalling € 106.8 million. The table below shows the term and the currencies of the interest rate swaps. Hagemeyer generally enters into interest rate swaps with a long-term view to achieving a certain mix between its fixed and floating debt. Hagemeyer's policy is to maintain a minimum portion of fixed debt of 25%. At the end of December 2004 approximately 57% of its gross debt had a fixed interest rate profile.

| Currency | Outstanding per Dec 31, 2004 |
|---|---|
| £ | 56,794 |
| € | 50,000 |
| Total | **106,794** |

Under all of the outstanding interest rate swaps, Hagemeyer pays a fixed interest rate and receives a floating interest rate. The market value of the interest rate swaps as at December 31, 2004 was negative € 0.7 million. All swaps will mature in 2008.

As at December 31, 2004 Hagemeyer does not have other interest rate derivatives outstanding.

### Foreign Exchange and Other Market Risk

Operating in international markets involves exposures to movements in currency exchange rates. As Hagemeyer's reporting currency is the Euro, any movements in foreign currency exchange rates against the Euro can have an impact on its results. For 2004, sales are mainly generated in the following countries: 29.5% in EMU countries, 21.1% in North America, 18.1% in the United Kingdom, 11.7% in Australia, and 9.6% in Sweden.

Hagemeyer seeks to reduce earnings volatility due to foreign currency exchange rate movements principally through the use of forward exchange contracts to cover part or all of the exchange rate costs related to imported merchandise and, in certain instances the dividend flow from subsidiaries (transaction exposures).

Hagemeyer does not enter into hedges to minimise the volatility of reported earnings. Changes in currency exchange rates that would have the largest impact on translating operating profit into the Euro include the US dollar, British pound, Australian dollar and Swedish crown. In addition, balance sheet hedging is achieved through borrowings in overseas currencies to finance certain of the overseas operations. As at December 31, 2004, Hagemeyer's net debt was mainly denominated in the US dollar (28%), British pound (28%), Australian dollar (14%), and the euro (26%).

Hagemeyer uses currency swaps to effectively modify the currency of debt. The currency swaps are used with the objective of reducing the overall borrowing costs. All of Hagemeyer's currency swaps have a rollover term that is shorter than 1 month. The market value of the currency swaps as at December 31, 2004 was € 0.2 million.

### Credit Concentrations

The Group continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its treasury transactions and does not anticipate non-performance by these counterparties. The Group enters into treasury transactions only with financial institutions that are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals, and other financial instruments mentioned in the paragraphs above. The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2004, due to the wide variety of customers and markets into which the Group's products are sold.

### Other Commitments and Contingencies

The total of rent and lease commitments at December 31, amounted to:

| (In € millions) | 2004 | 2003 |
|---|---|---|
| Due within 1 year | 116 | 125 |
| Due within 1 to 5 years | 254 | 283 |
| Due after 5 years | 186 | 182 |
| | **556** | **590** |

In the 2004 results an amount of approximately € 125 million is included relating to rent and lease arrangements.
Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

The Company is part of the fiscal unity 'Hagemeyer N.V. c.s.' for corporate income tax and VAT purposes and for that reason it is jointly and severally liable for the tax liabilities of the whole fiscal unity.
Other commitments and contingent liabilities consisting of bank guarantees, taxes including fiscal unity and other claims, were consistent with normal business practice and the Group's financial position.
As at December 31, 2004, the Group had letters of credit outstanding, representing a value of € 85.8 million.

**Litigation**
As would be expected of a large company with operations in numerous jurisdictions, Hagemeyer is regularly involved in lawsuits, claims, investigations, and proceedings, either as claimant, defendant or target, in the ordinary course of its business. The most significant claims are discussed below.

**Litigation Regarding Bankruptcy of Ceteco**
Since 1995 Hagemeyer has held, directly or indirectly, approximately 65% of the shares in Ceteco N.V., which was declared bankrupt in May 2000. In October 2003, Ceteco's bankruptcy receivers filed a lawsuit against Hagemeyer and the managing and supervisory board members of Ceteco in a Dutch court for the entire deficit in bankruptcy, currently estimated by the receivers at € 160 million.
This claim is based on the allegation that the non-executive directors improperly supervised the executive directors while they mismanaged Ceteco, leading to its demise. The basis of the alleged liability is that three of these non-executive directors were members of Hagemeyer's Board of Management during the period of the alleged mismanagement.

In addition, and alternatively, the receivers allege that Hagemeyer, as a majority shareholder of Ceteco, breached a duty of care it owed to Ceteco and its creditors by, among other things, failing to intervene in time to prevent mismanagement at Ceteco.
The damages in this tort claim are based on the loss suffered by Ceteco in certain countries. Any damages so recoverable in the tort claim will reduce the deficit in bankruptcy and therefore will reduce the amount of the first claim. It is currently expected that the aggregate claim of the receivers will not exceed € 160 million.

One of Ceteco's creditors, Dresdner Bank Lateinamerika AG, claims damages from Hagemeyer of € 14.5 million based on tort and alleging that Hagemeyer breached a duty of care to Dresdner Bank by failing to intervene in time to prevent mismanagement at Ceteco. The amount claimed forms part of the deficit in Ceteco's bankruptcy. Dresdner Bank has not commenced yet any formal court proceedings.
Hagemeyer believes that it has sound legal grounds to defeat all of these claims.

**CEF Holdings Ltd vs. Bernard**
One of our competitors, CEF Holdings Ltd, started a new wholesale business in electro-technical materials in 1989 in The Netherlands. Subsequently, CEF Holdings claimed it suffered injury from a cartel maintained by, among others, the Dutch trade association of wholesale traders in electrical materials, the FEG, and all members of the FEG including (at that time) Elektrotechnische Groothandel Bernard B.V., one of our Dutch subsidiaries. In March 1991 CEF Holdings lodged a complaint with the European Commission against, among others, FEG and all of its members. Subsequently, CEF City Electrical Factors B.V. instituted legal proceedings in February 1999 before the district court in Rotterdam against FEG, Technische Unie, the largest FEG member, and Bernard (the second largest FEG member) for damages in the amount of approximately € 97 million exclusive of interest and costs, on the same factual basis. In determining this amount in damages, CEF has primarily relied on a damage report prepared by a chartered accountant. In June 2003, the Disciplinary Tribunal for Chartered Accountants accepted the complaint of Technische Unie against this chartered accountant, deciding that he had breached a professional duty by preparing an inadequate damage report.
In October 1999, the European Commission imposed a fine against FEG and Technische Unie because of cartel activities. The European Commission did not fine Bernard and later explicitly closed the file on Bernard. FEG and Technische Unie appealed the decision to the EC Court of First Instance. On December 16, 2003 the appeal was denied. Technische Unie and FEG have appealed from this decision to the European Court of Justice. Pending the procedures before these European courts, the proceedings before the Rotterdam district court initiated by CEF against FEG and Technische Unie have been suspended.

The legal proceedings before this court between Bernard and CEF were not suspended. In May 2003 oral pleadings took place. The parties have since then been waiting for the court to render judgement. Recently, however, CEF has asked the court to allow for yet another oral argument. Bernard has asked the court to reject this and to render judgement. The court still has to decide upon this request for oral arguments. In part based on the fact that the Commission did not rule against Bernard, we believe we have sound legal grounds to defeat this claim.

**Belgian Tax Authorities vs. Manudax Belgium**

Manudax Belgium N.V., one of our Belgian subsidiaries, entered into voluntary liquidation on November 27, 2000. During 1999 and 2000, Manudax Belgium N.V. received assessments for VAT in connection with fraudulent transactions allegedly entered into by former employees during the period beginning in late 1996 until early 1998. The amount of these assessments, including interest and penalties, is equal to € 111 million (VAT € 26 million, penalties € 52 million and interest € 33 million).
All assessments are being contested by Manudax Belgium N.V.

## 15 Segment Information

The Group has in previous years been organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). On June 13, 2003 the sale of Tech Pacific was announced, which resulted in the deconsolidation of the ITPS activities as from June 2003. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) was accounted for under Results of Associated Companies as from June 1, 2003 to November 1, 2004, when it was sold. Consequently the ITPS activities have been disclosed as a discontinued operation. The results of the divested activities of Retail Germany and GPX are included in respectively the PPS and ACE activities.

There are no sales or other operating transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible fixed assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment, software, and goodwill arising on acquisitions.

## Segment Results

| (In € millions) | PPS | | ACE | | Corporate | | Group excl. ITPS | | Discontinued operation ITPS | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Sales | 4,988.4 | 5,061.9 | 438.3 | 598.7 | - | - | 5,426.7 | 5,660.6 | - | 677.2 | 5,426.7 | 6,337.8 |
| EBITA before exceptional items | (1.2) | (42.7) | 22.4 | 48.0 | (22.6) | (27.3) | (1.4) | (22.0) | - | 12.7 | (1.4) | (9.3) |
| Exceptional items | (34.7) | (173.4) | (6.2) | 4.5 | 8.7 | (9.4) | (32.2) | (178.3) | - | 50.5 | (32.2) | (127.8) |
| Amortisation of goodwill | (30.6) | (33.5) | (0.4) | (0.3) | - | - | (31.0) | (33.8) | - | - | (31.0) | (33.8) |
| Operating profit / (loss) | (66.5) | (249.6) | 15.8 | 52.2 | (13.9) | (36.7) | (64.6) | (234.1) | - | 63.2 | (64.6) | (170.9) |
| Share in results of associated companies | 1.8 | 1.0 | 1.9 | 3.8 | - | - | 3.7 | 4.8 | 5.4 | 2.2 | 9.1 | 7.0 |
| Financial expense - net | | | | | | | (83.7) | (119.0) | - | (3.0) | (83.7) | (122.0) |
| Profit / (loss) before taxes | | | | | | | (144.6) | (348.3) | 5.4 | 62.4 | (139.2) | (285.9) |
| Taxes | | | | | | | (24.8) | (19.6) | - | (13.0) | (24.8) | (32.6) |
| Minority interest | | | | | | | (0.1) | 0.5 | - | - | (0.1) | 0.5 |
| **Net profit / (loss)** | | | | | | | **(169.5)** | **(367.4)** | **5.4** | **49.4** | **(164.1)** | **(318.0)** |
| **Segment Assets and Liabilities** | | | | | | | | | | | | |
| Segment assets | 1,977.0 | 2,092.3 | 132.3 | 179.9 | 11.1 | - | 2,120.4 | 2,272.2 | - | 4.9 | 2,120.4 | 2,277.1 |
| Associates | 4.2 | 4.4 | 4.3 | 8.0 | - | - | 8.5 | 12.4 | - | 23.0 | 8.5 | 35.4 |
| Unallocated assets | | | | | | | | | | | 191.3 | 291.0 |
| **Consolidated total assets** | | | | | | | | | | | **2,320.2** | **2,603.5** |
| Segment liabilities | 713.4 | 642.5 | 39.5 | 52.4 | 15.1 | 22.0 | 768.0 | 716.9 | - | 0.1 | 768.0 | 717.0 |
| Unallocated liabilities | | | | | | | | | | | 774.4 | 1,344.0 |
| **Consolidated total liabilities** | | | | | | | | | | | **1,542.4** | **2,061.0** |
| **Other Segment Information** | | | | | | | | | | | | |
| Additions in tangible fixed assets and intangible fixed assets | 28.8 | 27.4 | 2.5 | 5.0 | - | - | 31.3 | 32.4 | - | 0.2 | 31.3 | 32.6 |
| Depreciation, amortisation and impairment | 110.1 | 75.8 | 3.2 | 6.5 | - | - | 113.3 | 82.3 | - | 1.5 | 113.3 | 83.8 |

The Group operates in seven main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products, and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

United Kingdom – the main areas of operation are the distribution of electrical materials, safety products and other MRO products, and the provision of Integrated Supply services.

Germany - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

Other European countries - the main areas of operation are the distribution of electrical materials and other MRO products, and the provision of Integrated Supply services.

North America - the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services.

Australia (including New Zealand) - the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses of consumer products.

Other Asia-Pacific - the main areas of operation are the distribution of information technology and communication products via Tech Pacific (desinvested effective June 2003) and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods and services. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

| (In € millions) | | Sales | Assets | Additions to Tangible and Intangible Fixed Assets | Average Number of Employees |
|---|---|---|---|---|---|
| Netherlands | 2004 | 316.6 | 86.9 | 4.3 | 784 |
| | 2003 | 324.5 | 126.8 | 8.4 | 872 |
| United Kingdom | 2004 | 981.3 | 422.2 | 4.9 | 4,470 |
| | 2003 | 923.9 | 452.0 | 0.0 | 4,769 |
| Germany | 2004 | 758.3 | 219.9 | 2.8 | 2,201 |
| | 2003 | 924.7 | 253.4 | 3.6 | 3,022 |
| Other Europe | 2004 | 1,391.2 | 524.2 | 10.1 | 3,216 |
| | 2003 | 1,315.5 | 493.0 | 6.4 | 3,427 |
| North America | 2004 | 1,206.9 | 505.3 | 3.7 | 4,904 |
| | 2003 | 1,390.7 | 565.1 | 8.6 | 5,712 |
| Australia | 2004 | 637.2 | 328.8 | 4.3 | 1,924 |
| | 2003 | 920.0 | 346.4 | 4.6 | 2,063 |
| Other Asia-Pacific | 2004 | 135.2 | 33.1 | 1.2 | 474 |
| | 2003 | 538.5 | 40.4 | 1.0 | 1,053 |
| **Total** | **2004** | **5,426.7** | **2,120.4** | **31.3** | **17,973** |
| | **2003** | **6,337.8** | **2,277.1** | **32.6** | **20,918** |

## 16 Operating Expenses

| | 2004 | 2003 |
|---|---|---|
| Selling expenses | 630,934 | 708,904 |
| Shipping and warehousing expenses | 360,976 | 359,774 |
| Administrative expenses | 252,783 | 304,669 |
| | **1,244,693** | **1,373,347** |
| **Staff Expenses included in Operating Expenses:** | | |
| Salaries and wages | 597,041 | 666,146 |
| Pension premiums | 29,956 | 28,046 |
| Other social security premiums | 66,278 | 71,192 |
| | **693,275** | **765,384** |

| | 2004 | 2003 |
|---|---|---|
| **Depreciation / Amortisation:** | | |
| Goodwill | 31,008 | 33,816 |
| Other intangible fixed assets | 10,256 | 10,810 |
| Tangible fixed assets | 32,188 | 39,254 |
| | **73,452** | **83,880** |

The average number of employees during 2004 was 17,973 (2003: 20,918). The number of permanent employees at December 31, 2004 was 16,517 (2003: 17,944).

## 17 Other Operating Income

Other operating income, net of expenses, consists of commissions from insurance, rent received and similar income.

## 18 Financial Expense - net

| | 2004 | 2003 |
|---|---|---|
| **Financial Income:** | | |
| Interest income | 3,421 | 5,737 |
| Income from other investments | 64 | 163 |
| Foreign exchange differences – net | 2,534 | 1,946 |
| | **6,019** | **7,846** |
| **Financial Expenses:** | | |
| Interest and similar charges | (70,745) | (84,785) |
| Other financial expenses | (18,907) | (45,025) |
| | **(89,652)** | **(129,810)** |
| | **(83,633)** | **(121,964)** |

Other financial expenses mainly consist of € 12 million make-whole payment to certain noteholders, as well as advisory costs and fees related to the refinancing of the Group.

## 19 Taxes

| | 2004 | 2003 |
|---|---|---|
| **The Group's tax expense consists of the following:** | | |
| Current taxes | 6,161 | 17,877 |
| Deferred taxes (see note 11) | 18,656 | 14,673 |
| | **24,817** | **32,550** |

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

| | 2004 | 2003 |
|---|---|---|
| Expected tax rate | 37.0 % | 37.9 % |
| Tax losses not recognised during the year | (62.0) % | (51.3) % |
| Utilisation of tax losses | 1.7 % | 2.0 % |
| Items not deductible for tax purposes | (5.2) % | (4.7) % |
| Other | 10.7 % | 4.7 % |
| **Effective Tax Rate** | **(17.8) %** | **(11.4) %** |

At December 31, 2004 the Group had consolidated tax losses of € 761 million (2003: € 622 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of € 41 million (2003: € 34 million) of this loss carry forward. Of the total amount of tax losses available, € 689 million may be carried forward indefinitely.

Deferred tax assets have been recognised on the basis of anticipated taxable profits, considering limitations on the use of the related tax losses in the applicable jurisdictions.

## 20 Remuneration of Members of the Board of Management and Supervisory Board in 2004

### Supervisory Board

The remuneration of the members of the Supervisory Board in 2004 was as follows:

| (In €) | Gross per year[1] |
|---|---|
| P.J. Kalff *(Chairman)* | 42,000 |
| D.G. Eustace *(Vice-Chairman)* | 38,500 |
| M.P.M. de Raad | 23,333[2] |
| B.A.J. Bourigeaud | 23,333[2] |
| T.Y. Yasuda | 11,667[3] |
| W.F.Th. Corpeleijn | 11,667[3] |

*[1] Base remuneration for members of our Supervisory Board includes a committee fee of € 7,000 on an annual basis, for all members of our Supervisory Board who serve on the Remuneration or Audit Committee.*
*[2] 8 months from May 1, 2004.*
*[3] 4 months until May 1, 2004.*

The remuneration is determined by the Annual General Meeting of Shareholders (AGM) in accordance with article 28 of the statutes of Hagemeyer N.V.. The Supervisory Board takes the initiative to propose an adjustment of the remuneration to the AGM, if appropriate. Besides the remuneration described above, the members of the Supervisory Board receive a fixed allowance for business expenses not otherwise reimbursed. This allowance is € 250 per person per month. The members of the Supervisory Board do not receive variable remuneration.

### Board of Management

#### General

The remuneration of the members of the Board of Management is determined by the Supervisory Board in accordance with the remuneration policy, following the proposal of its Remuneration Committee. The Remuneration Committee consists of Mr P.J. Kalff (Chairman) and Mr B.A.J. Bourigeaud. The Chairman of the Board of Management may attend the meeting of the Remuneration Committee.

Every year the Remuneration Committee assesses whether or not any adjustment of the terms of employment is appropriate. Its decision takes into account the fact that the terms of employment should be competitive compared to internationally operating companies based in the Netherlands. In this respect the Committee particularly looks at companies that are similar in size and complexity to Hagemeyer.

The remuneration of the members of the Board of Management consists of the following elements:

#### Periodically Paid Remuneration

| (In €) | | Gross Base Salary per Year |
|---|---|---|
| **Current members** | | |
| R.W.A. de Becker | Chairman | 650,000[4] |
| J.S.T. Tiemstra | Member | 483,550 |
| **Members that have left during 2004** | | |
| R. ter Haar | Chairman/ Member | 628,881[5] |
| W. Pot | Member | 600,000[6] |

*[4] Mr R.W.A. de Becker was appointed as chairman at March 1, 2004.*
*[5] Mr R. ter Haar left the company at June 30, 2004.*
*[6] Mr W. Pot left the company at April 30, 2004.*

The base salary for Mr J.S.T. Tiemstra was increased as of January 1, 2004 by the applicable inflation figure, being 1.8% in the Netherlands.

The following sign-up bonuses have been paid in 2004:

| (In €) | Sign-up Bonuses 2004 |
|---|---|
| R.W.A. de Becker | 150,000 |
| W. Pot | 250,000 |

The current members of the Board of Management are entitled to a company car. Furthermore, the members of the Board of Management receive a contribution to the premium for the collective health insurance as well as to telephone costs, and they participate in other customary schemes such as disability insurance.

The members of the Board of Management receive a fixed allowance of (currently) € 570 per person per month for business expenses not otherwise reimbursed.

## Remuneration Payable in the Long Term

The members of the Board of Management participate in a pension scheme. The costs of this pension scheme were as follows:

| (In €) | Pension Costs 2004 |
|---|---|
| R.W.A. de Becker | 526,238 [7] |
| J.S.T. Tiemstra | 178,565 |
| R. ter Haar | 419,109 [8] |

[7] *For Mr R.W.A. de Becker a one-off pension contribution applied, which is included in this amount.*

[8] *Mr R. ter Haar's severance package included a continuation of pension accrual for three years.*

## Bonus Schemes

*Annual bonus ("Short Term Incentive")*

On the basis of the Short Term Incentive ("STI") scheme, an annual bonus may be payable dependent on achieving certain predetermined goals. The STI bonus may amount up to 80% of the base salary and is partly dependent on financial results, partly on operational results, as defined by the Supervisory Board, and partly on the personal performance of the board member.

The bonuses for the year 2003, which were paid in 2004, were as follows:

| (In €) | Bonus for 2003 (paid in 2004) |
|---|---|
| J.S.T. Tiemstra | 113,262 |

The 2003 bonuses were related to targets linked to Hagemeyer's free cash flow, as well as personal targets for individual areas of responsibility. The financial targets were not achieved in 2003. The € 113,262 bonus for Mr J.S.T. Tiemstra was a discretionary bonus of 25% of his annual base salary in recognition of his significant personal contribution, particularly with regard to the financial restructuring.
A contingent bonus was granted to Mr W. Pot. For this bonus, a range of € 100,000 to € 400,000 applied.

The bonuses for the year 2004, which were paid in 2004, were as follows:

| (In €) | Bonus for 2004 (paid in 2004) |
|---|---|
| W. Pot | 400,000 |

*Three-year bonus ("Long Term Incentive")*

The Long Term Incentive ("LTI") is a bonus scheme for each rolling 3 year period in which a bonus amount is determined 1 year after the start of the bonus period. 50% of this bonus is awarded after 2 years and 50% of this bonus is awarded after 3 years, as long as the member concerned is still employed by Hagemeyer. From January 1, 2004, the LTI is based on the achievement of the same predetermined performance criteria as the STI. The LTI bonus for members of the Board of Management may amount up to 40% of the base salary.

For 2003 a different LTI scheme applied. The target LTI bonus for members of the Board of Management for that scheme equalled 30% of the fixed annual salary. During 2003, the targets for achievement of the LTI bonus were not realised and, consequently, no LTI bonuses were paid or granted in 2004.

*Performance Share Plan*

The Performance Share Plan was introduced to establish that members of the Board of Management build up a substantial ownership of Hagemeyer shares. The entire net remainder of any LTI bonus, as well as a sum equal to at least half of any profit from exercising stock options offered (after tax) shall be invested in Hagemeyer shares. Additionally, the net remainder of the shares awarded under the share programme shall become subject to the Performance Share Plan. A loyalty premium will be granted if the shares are retained for two years in the Performance Share Plan. This premium amounts to 50% for each period of two years that the shares are retained. This premium is to be invested in Hagemeyer shares. These latter 'premium shares' do not qualify for future premiums. Any entitlement to this premium is cancelled following voluntary resignation or termination for 'cause'.

Shares under the Performance Share Plan may not be sold during the period of employment. Selling is only permitted upon termination of employment.

Mr R.W.A. de Becker does not participate in the Performance Share Plan.

No accrual has taken place in the Performance Share Plan to date.

## Equity Incentive Schemes

*Stock options*

The members of the Board of Management participate in the stock option programme for senior management at Hagemeyer. From January 1, 2004, the stock options are a conditional remuneration component. All or part of the stock options are cancelled if, on average, less than 50% of the maximum STI bonus is achieved in the first three years.

For stock options offered before 2004, no performance condition applies. Furthermore, the stock option agreement contains provisions that prevent stock options being exercised in the first three years. In principle, the stock options are cancelled upon termination of employment, except in the event of retirement. When exercising stock options which are granted, a sum equal to at least half of the stock option profit (after tax) shall be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

The annual number of stock options offered per member of the Board of Management may amount up to 200,000.

For members of the Board of Management and for selected members of other senior staff, the Supervisory Board has confirmed its intention to decide that, upon a change of control, outstanding stock options become immediately exercisable.

## Stock options offered to members of the Board of Management:

| | Year | Stock Options Offered | Exercise Price (in €) | Expiry Date | Stock Options Withdrawn | Stock Options Expired/ Exercised | Total Outstanding (as at 31 Dec 2004) |
|---|---|---|---|---|---|---|---|
| J.S.T. Tiemstra | 2003 | 50,000 | 3.42 | 11 Mar 2008 | - | - | 50,000 |
| J.S.T. Tiemstra | 2004 | 135,000 | 1.91 | 27 Apr 2012 | - | - | 135,000 |
| | | | | | | | **185,000** |

In 2004, no stock options were offered to Mr R.W.A. de Becker, as his equity incentive is offered in shares only.

*Conditional shares*

From 2004, the members of the Board of Management participate in the share programme for senior management at Hagemeyer. The shares will be fully awarded after 3 years only if, on average, 50% or more of the maximum STI bonus has been achieved in these three years. In principle, the conditional shares are cancelled upon termination of employment, except in the event of retirement. Up to half of the shares may be sold to cover income tax exposure. The net remainder of the shares awarded shall become subject to the Performance Share Plan, as described above.

For Mr R.W.A. de Becker the shares will be fully awarded after 1 year (not 3 years) only if 50% or more of the maximum STI bonus has been achieved in the previous year.

The annual number of conditional shares granted per member of the Board of Management may amount up to 100,000.

## Conditional shares offered to members of the Board of Management:

| | Year | Shares Offered | Expiry Date | Shares Awarded | Shares Withdrawn | Total Outstanding (as at 31 Dec 2004) |
|---|---|---|---|---|---|---|
| R.W.A. de Becker | 2004 | 100,000 | 2 Mar 2005 | - | - | 100,000 |
| J.S.T. Tiemstra | 2004 | 45,000 | Feb/Mar 2007 | - | - | 45,000 |
| | | | | | | **145,000** |

### Loans

None of the members of the Supervisory Board or Board of Management have been granted a loan.

### Shareholding

None of the members of the Supervisory Board own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., with the exception of M.P.M. de Raad. As per December 31, 2004, he owned 2,620 shares in Hagemeyer.

None of the members of the Board of Management own (rights to acquire) shares and/or depositary receipts for shares in Hagemeyer N.V., except for the share options and conditional shares disclosed above.

### Change of Control Severance Payments

Severance payments to members of the Board of Management will be triggered if:

i) Hagemeyer discontinues their employment following a takeover, merger, or any other event in which there is a change of control of Hagemeyer; or

ii) within one year after a takeover, merger, or any other event in which there is a change of control, the member of the Board of Management terminates his employment due to a material difference of opinion with the new Board of Management or Supervisory Board, or due to a material alteration in his powers or responsibilities.

In any of the above cases, the member of the Board of Management is entitled to a change of control severance payment, apart from the usual payment of salary, equal to two and one-half times his total yearly remuneration, or the total yearly remuneration for the remainder of the contract period, if less.

The change of control severance payment is paid in three instalments. The first instalment is paid immediately upon termination. The second and third instalment will be paid 6 and 9 months respectively after termination subject to the member not having secured a new position with a base salary equal to 75% of his base salary at Hagemeyer.

For purposes of calculating a change of control severance payment, the total yearly remuneration is defined to include (i) the base salary at the moment of termination, (ii) the yearly pension accrual, (iii) 25% of the maximum STI bonus, and (iv) 25% of the maximum LTI bonus.

The term of this change of control agreement has been agreed between the Supervisory Board and the member of the Board of Management. Upon its expiration a new term will need to be agreed upon. For Mr R.W.A. de Becker, the term expires at February 28, 2008.

For Mr J.S.T. Tiemstra, his current arrangement continues until April 1, 2006. This arrangement differs from the arrangement described above; severance payments to Mr J.S.T. Tiemstra will also be triggered if Hagemeyer discontinues his employment following a material alteration of the organisation that results in a material alteration of his respective powers or responsibilities.

In accordance with the severance arrangement agreed with Mr R. ter Haar in 2003, € 801,824 was paid in 2004 as part of this arrangement. A payment of € 0.4 million is due at April 1, 2005 if Mr R. ter Haar has not found a suitable new position elsewhere by the relevant date.

### Total Cost of Remuneration

The total costs of the remuneration of the Board of Management amounted to € 4,542,000 in 2004 (2003: € 1,675,000).

## 21 Net Exceptional (Expense) / Income before Taxes

| | 2004 | 2003 |
|---|---|---|
| Result on sale of subsidiaries, participations and investments | 44,785 | 41,673 |
| Sagittarius Pension Fund | - | 4,721 |
| Restructuring charge - headcount reduction | (10,357) | (27,659) |
| Restructuring charge - PPS | (50,705) | (117,468) |
| Regulatory and risk management | (11,322) | (20,075) |
| Prior year accounting adjustments | (2,109) | (12,539) |
| Other exceptional items | (2,448) | 5,306 |
| **Net Exceptional (Expense) / Income before Taxes** | **(32,156)** | **(126,041)** |

### Restructuring Charge - PPS

The total amount charged to the profit and loss account as exceptional items relating to the restructuring of the core PPS-division, excluding headcount reduction, in 2004 is € 50.7 million (2003: € 117.5 million). This charge consists of:

| | |
|---|---|
| € 39.6 million | Exceptional items related to the write off, in full, of non allocated capitalised expenses relating to Hagemeyer's ERP systems. These capitalised expenses would be allocated to operating companies as and when they implement GHS. However, as it is unlikely that there will be a further roll-out of GHS, it has been decided to write off the remaining unallocated capitalised GHS expenses. |
| € 4.4 million | Exceptional items related to restructuring of the branch network (including vacant leases, termination of leases, book gains and losses on fixed assets, consultancy fees, systems improvements, close-down costs and other related costs). |
| € 3.4 million | Exceptional items related to the centralisation of warehouses (including consultancy fees, systems improvements, double running costs, excess temporary labour, transitional disruption, stock rationalisation, stock valuation adjustments and other related costs). |
| € 3.3 million | Exceptional items related to the restructuring of shared service centres (including consultancy fees, systems improvements, double running costs, excess temporary labour, harmonisation of accounting practices and other related costs). |

### Result on Sale of Subsidiaries, Participations and Investments

Total exceptional income from the disposal of subsidiaries, participations and investments in 2004 was € 44.8 million. During 2004 Hagemeyer disposed of GPX and its retail activities in Germany. Furthermore, after the disposal of 68.5% of its shares in Tech Pacific during 2003, resulting in exceptional income of € 43.6 million in 2003, Hagemeyer disposed of its remaining 31.5% stake in Tech Pacific in 2004, resulting in additional exceptional income of € 58.1 million.

### Restructuring Charge - Headcount Reduction

The costs of headcount reduction programmes have been charged to exceptional items in 2004 as far as there is a constructive obligation. The total charge amounts to € 10.4 million.

### Regulatory and Risk Management

During 2004, Hagemeyer incurred exceptional losses of € 11.3 million for regulatory and risk management related costs. Of these costs, € 4.4 million related to silicosis and asbestos claims in North America and € 4.0 million to a settlement of litigation.

### Prior Year Accounting Adjustments

During 2004 an exceptional loss was recorded of € 2.1 million related to prior year accounting adjustments.

### Other Exceptional Items

During 2004, various other exceptional items were recorded, resulting in a loss of € 2.4 million.

### Segmental Split

Total exceptional items can be split up as follows:
(In € millions)

| | 2004 | 2003 |
|---|---|---|
| PPS UK | (10.3) | (61.6) |
| PPS US | (7.3) | (72.9) |
| PPS Germany | (12.8) | (30.6) |
| Other PPS | (4.3) | (8.3) |
| Total PPS | (34.7) | (173.4) |
| Total ACE | (6.2) | 6.3 |
| Corporate | 8.7 | 41.1 |
| **Total Exceptional Items** | **(32.2)** | **(126.0)** |

(In € thousands, unless otherwise stated)

## Non-current Assets

### 22 Intangible Fixed Assets

| | 2004 | 2003 |
|---|---|---|
| **Software** | | |
| Cost at January 1 | 37,396 | 45,686 |
| Accumulated amortisation at January 1 | (16) | - |
| Net book value at January 1 | 37,380 | 45,686 |
| Additions | 3,176 | 2,910 |
| Transfer to subsidiaries | - | (11,200) |
| Depreciation | (42) | (16) |
| Impairment loss | (39,589) | - |
| **Net book value at December 31** | **925** | **37,380** |
| Cost | 1,897 | 37,396 |
| Accumulated amortisation | (972) | (16) |
| **Net book value at December 31** | **925** | **37,380** |
| **Goodwill** | | |
| Cost at January 1 | 8,490 | 9,922 |
| Accumulated amortisation at January 1 | (1,481) | (1,065) |
| Net book value at January 1 | 7,009 | 8,857 |
| Effect of movements in foreign exchange rates | (146) | (1,432) |
| Transfer to subsidiary | (4,280) | - |
| Amortisation | (166) | (416) |
| **Net book value at December 31** | **2,417** | **7,009** |
| Cost | 2,872 | 8,490 |
| Accumulated amortisation | (455) | (1,481) |
| **Net book value at December 31** | **2,417** | **7,009** |
| **Intangible Fixed Assets** | **3,342** | **44,389** |

### 23 Tangible Fixed Assets

| | 2004 | 2003 |
|---|---|---|
| Net book value at January 1 | 1,272 | 1,581 |
| Additions | 359 | 644 |
| Depreciation | (793) | (953) |
| Disposals | (5) | - |
| **Net book value at December 31** | **833** | **1,272** |
| Net cost | 2,816 | 4,515 |
| Accumulated depreciation | (1,983) | (3,243) |
| **Net book value at December 31** | **833** | **1,272** |

## 24 Financial Fixed Assets

| | 2004 | 2003 |
|---|---|---|
| **Group Companies** | | |
| At January 1 | 464,153 | 812,489 |
| Effect of movements in foreign exchange rates | (17,857) | (34,131) |
| Add: investments, including conversion of loans | 357,557 | 760 |
| share in results for the year | (81,734) | (270,598) |
| Less: disposals / discontinuance | - | (16,165) |
| dividends received | (20,507) | (28,202) |
| **At December 31** | **701,612** | **464,153** |
| | | |
| **Associated Companies** | | |
| At January 1 | 6,059 | 7,129 |
| Effect of movements in foreign exchange rates | (66) | (351) |
| Add: share in results for the year | - | 21 |
| Less: sale of participations | - | (740) |
| transfer to subsidiary | (5,993) | - |
| **At December 31** | **-** | **6,059** |
| | | |
| **Loans to Group Companies** | | |
| At January 1 | 918,403 | 1,001,491 |
| Effect of movements in foreign exchange rates | (20,554) | (28,372) |
| Add: additional loans | 76,476 | 181,684 |
| Less: settlements | (246,795) | (236,400) |
| **At December 31** | **727,530** | **918,403** |
| | | |
| **Other Receivables** | | |
| At January 1 | 200 | 7,961 |
| Effect of movements in foreign exchange rates | (1,126) | - |
| Add: new receivables | 4,830 | - |
| Less: settlements | (275) | (7,761) |
| **At December 31** | **3,629** | **200** |
| | | |
| **Total Financial Fixed Assets** | **1,432,771** | **1,388,815** |

# Current Assets

## 25 Receivables

| | 2004 | 2003 |
|---|---|---|
| Receivables from subsidiaries | 14,357 | 40,509 |
| Prepayments | 7,136 | 1,925 |
| Other receivables | 2,185 | 5,091 |
| | **23,678** | **47,525** |

## 26 Shareholders' Equity

| | 2004 | 2003 |
|---|---|---|
| **Authorised Capital** | | |
| Ordinary shares | 810,000 | 480,000 |
| Cumulative preference shares | - | 120,000 |
| **At December 31** | **810,000** | **600,000** |
| **Paid up and Called up Ordinary Share Capital** | | |
| At January 1 | 131,351 | 131,351 |
| Transfer from cumulative preference share capital | 30,864 | - |
| Issued during the year | 457,094 | - |
| **At December 31** | **619,309** | **131,351** |
| **Paid up and Called up Cumulative Preference Share Capital** | | |
| At January 1 | 30,864 | 30,864 |
| Transfer to ordinary share capital | (30,864) | - |
| **At December 31** | **-** | **30,864** |
| **Share Capital** | **619,309** | **162,215** |
| **Share Premium** | | |
| At January 1 | 62,118 | 62,118 |
| Less: expenses related to share issue | (23,269) | - |
| **At December 31** | **38,849** | **62,118** |
| **Cumulative Translation Reserve** | | |
| At January 1 | (83,463) | (35,116) |
| Effect of movements in foreign exchange rates | (34,408) | (48,347) |
| **At December 31** | **(117,871)** | **(83,463)** |
| **Retained Earnings** | | |
| At January 1 | 401,632 | 739,358 |
| Net effect of stock and other prior year dividends | - | (19,702) |
| **At December 31** | **401,632** | **719,656** |
| **Net loss for the year** | **(164,067)** | **(318,024)** |
| **Shareholders' Equity** | **777,852** | **542,502** |

*Refer to Note 9 and 'Shareholder Information' for further details.*

The Company's share capital is denominated in Euro. The authorised share capital amounts to € 810,000,000 divided into 675,000,000 ordinary shares with a nominal value of € 1,20 each. Under existing tax legislation, all of these share premium account is distributable in shares free of Dutch income taxes.

## 27 Provisions

| | 2004 | 2003 |
|---|---|---|
| Reorganisation and restructuring | 7 | 267 |
| Other | 12,608 | 12,760 |
| | **12,615** | **13,027** |

*Other provisions include mainly provisions for legal claims.*

## 28 Current Liabilities

| | 2004 | 2003 |
|---|---|---|
| Payables to subsidiaries | 497,374 | 630,671 |
| Amounts due under short-term credit facilities | - | 232,941 |
| Taxes and social security | 7,550 | 3,822 |
| Other creditors | 2,364 | 152 |
| Accrued liabilities | 12,979 | 15,832 |
| | **520,267** | **883,418** |

## 29 Other Results

The other results mainly consist of the balance of the unrecovered stewardship expenses, interest income and costs related to the refinancing of the Group in 2004.

## 30 Post Balance Sheet Date Events

*Runcorn*

As the performance of our national distribution centre for the UK did not meet our expectations, we have decided to opt for a more decentralised model, based on a number of regional distribution centres. The full roll-out of the new model is expected to be completed by mid-2005. The costs related to the closure of the national distribution centre in Runcorn have not yet been provided for in the 2004 accounts.

*Convertible bonds*

In February 2005 Hagemeyer announced the issue of 3.50% subordinated convertible bonds due 2012. The total size of the issue is € 135 million in principal amount. The conversion price has been set at € 2.83 per ordinary Hagemeyer share, which represents a 33% premium over the reference price. The net proceeds of the subordinated convertible bonds will be used to refinance part of Hagemeyer's existing senior debt.

Naarden, February 22, 2005

| **Supervisory Board** | **Board of Management** |
|---|---|
| P.J. Kalff, *Chairman* | R.W.A. de Becker, *CEO* |
| D.G. Eustace, *Vice Chairman* | J.S.T. Tiemstra, *CFO* |
| B.A.J. Bourigeaud | |
| M.P.M. de Raad | |

# Auditors' Report

## To the Shareholders and Supervisory Board of Hagemeyer N.V.

*Introduction*

We have audited the Annual Accounts of Hagemeyer N.V., Naarden, for the year 2004, as set out on pages 69 to 106. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

*Scope*

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

*Opinion*

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2004 and of the result and cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9 of Book 2 of the Netherlands Civil Code.

**Deloitte Accountants B.V.**

Rotterdam, February 22, 2005

# IFRS Impact Analysis - Unaudited -

*The impact analysis provided in this document can only be considered as guidance with respect to the expected impact of the implementation of IFRS. Final accounting treatment and impact may be subject to change. In addition, it should be noted that this impact analysis has not been audited by our external auditors.*

As from January 1, 2005 Hagemeyer will apply IFRS. The Company is well advanced in its preparation for the implementation of IFRS. The main impact on financial reporting is expected to concern accounting for:

- Pension and post-retirement benefits;
- Leases and off balance sheet financing;
- Goodwill;
- Financial instruments;
- Share based employee benefits.

As IFRS does not recognise exceptional items, but instead requires items of income and expense that are material to be disclosed separately in the profit and loss account, the guidance below is after inclusion of exceptional items as currently used under Dutch GAAP.

## Pension and post-retirement benefits

Hagemeyer has a number of defined benefit and contribution pension plans. Currently only actual funding liabilities and/or receivables of Hagemeyer related to these pension plans are recorded in Hagemeyer's balance sheet. With the exception of some non-material pension plans, neither the pension fund liabilities, nor the pension fund assets are reflected in the Company's balance sheet.

From January 1, 2005, pension benefit costs and gains will be accounted for in accordance with IAS 19, which incorporates the fair value of pension assets, as well as the projected obligations of defined benefit plans in the balance sheet of the company. On an annual basis these assets and liabilities will be revaluated. As these revaluations will be charged to the profit and loss account, companies with defined benefit plans potentially face increased volatility, not only in the balance sheet, but also in the profit and loss account.

Accounting for defined contribution pension plans will not change materially as compared to Hagemeyer's current practice.

Hagemeyer's largest defined benefit pension plans cover the majority of the employees in the Netherlands and the UK. The UK defined benefit plan ended on April 5, 2002. Thereafter, the plan continued as a defined contribution pension plan.

Under IAS 19, the impact of the pension liability on the balance sheet for the defined benefit pension plan in the UK is calculated at £ 64 million negative (€ 90 million), at January 1, 2004. For all other defined benefit plans, including The Netherlands, Hagemeyer expects the cumulative impact of IAS 19 on the balance sheet (calculated per January 1, 2004) not to exceed € 10 million negative. The total of these deficits will be charged directly to equity at first time adoption of IAS 19, i.e. January 1, 2004. It should be noted that these deficits, although recorded in the balance sheet as a liability, do not result in cash outflows in the short term.

The actual funding obligations for Hagemeyer with respect to the funding of its pension funds are governed by the agreements between Hagemeyer and the funds. As such, IFRS accounting will not have an impact on these funding obligations.

Because of the annual revaluation of the pension fund assets and liabilities under IAS 19, which is charged to the profit and loss account, the volatility of the pension costs and gains could increase substantially, albeit with some softening through the application of a corridor.

## Leases and off balance sheet financing

The total of Hagemeyer's lease and rent commitments at January 1, 2004 was close to € 600 million nominally. The majority of these commitments relate to the company's branch structure and warehouses.

As from January 1, 2005 Hagemeyer will apply IAS 17. Consequently, existing lease and rent arrangements may have to be reclassified from operating lease to finance lease.

As a result both assets as well as the related lease obligations may have to be recognised on the balance sheet.

Hagemeyer has not yet fully completed the review of the implications of IAS 17 for the reporting of its many lease and rent arrangements. Given the significant obligations involved, material adjustments are expected. Based on the work completed so far, finance lease liabilities are expected to exceed finance lease assets between € 30 and 60 million, this difference will be charged to equity at first time adoption per January 1, 2004.

In the profit and loss account, expenses currently reported as operating lease costs will be largely replaced by higher depreciation of finance lease assets and higher interest costs related to finance lease arrangements. As a consequence, based on the work completed so far, operating costs excluding depreciation are expected to decrease by € 10 – € 20 million, while depreciation and interest expenses are expected to increase by € 5 – € 10 million each. The impact on the net result for the year (the difference between the linear depreciation charge and the annuity component of the lease payment) is not expected to be material.

### Goodwill

At December 31, 2004 the net book value of goodwill on Hagemeyer's balance sheet is € 461 million. Goodwill is amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written down where necessary for impairment.
Hagemeyer will apply IFRS 3, which abolishes amortisation of goodwill. Instead goodwill will only be subject to an annual impairment test. In 2004, € 31 million was charged to the Company's profit and loss account for amortisation of goodwill. So far, no impairment write-downs have been required. The goodwill amortisation in 2004 will be reversed under IFRS at first time adoption per January 1, 2004.

### Financial instruments

The main impact from IAS 32 and 39 concerning financial instruments will consider the recognition of derivatives and other financial instruments in the company's balance sheet. Hagemeyer's current interest rate swaps would not qualify for hedge accounting under IAS 39. As a consequence, under IAS 32, these financial instruments should be recorded in the company's balance sheet at fair value (approximately € 0.3 million at January 1, 2004 and negative € 0.7 million at December 31, 2004), and revaluations will flow through the profit and loss account.

IFRS requires Hagemeyer's convertible debt, which was part of the refinancing in February 2004, to be split into two components; a debt component and an equity component.

However, as Hagemeyer's convertible loan includes a cash settlement option, the convertible, including the equity component (option), has to be classified as debt. Therefore, in Hagemeyer's balance sheet the convertible loan will be split into: 1) *convertible subordinated bond*, 2) *conversion option*, both part of risk bearing capital and net total debt.

The debt component, *convertible subordinated bond*, is reported in the balance sheet at amortised cost, resulting in an annual discount charge to the profit and loss account as interest expense (ultimately, at expiration the bond will be valued at its nominal value). The amortised value of the bond at December 31, 2004 amounts € 130.5 million.
The equity component, *conversion option*, will be revalued annually (at market value), the movement in the option value will be recorded in the profit and loss account as financing costs or income. The market value of the option at December 31, 2004 is € 31.5 million (€ 23.4 million at inception, February 2004), resulting in € 8.1 million additional finance costs in 2004.

Finally, we identified an embedded derivative with a market value of € 3 million. This asset will be recorded in the balance sheet at fair value, any revaluation charge or benefit will be recorded in the profit and loss account as financing costs or income.

### Share based employee benefits

Hagemeyer has a share and stock option program for (mainly senior) employees. Grants of shares and options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all option grants provide an exercise period of five years. In general the exercise price of the option grants is equal to the share price at the date of grant.

Under IFRS 2, the value of the share and stock option grants will be expensed annually in the profit and loss account over the (3-year) vesting period, and credited against equity, resulting in an increased compensation expense.
The fair value of each grant is determined with a stock option valuation model. For grants on or before November 7, 2002, application of IFRS is not required.

Application of IFRS 2 with respect to grants issued before 2004 will not have a material impact on Hagemeyer's accounts.

The fair value of the share and stock option grants in 2004 is estimated at € 1.5 million, to be charged to the profit and loss account over a 3-year vesting period (on average € 0.5 million annually).

# Summary IFRS impact analysis - Unaudited -

Based on the work completed so far, the financial impact of IFRS can be summarised as follows:

| (In € millions) | | | |
|---|---|---|---|
| **Equity as reported December 31, 2003** | | | **543** |
| *First time adoption adjustments IFRS opening balance 2004* | | | |
| **Impact on assets** | | | |
| Finance lease assets (IAS 17) | 60 - 80 | | |
| Financial asset - embedded derivative + interest rate swaps (IAS 32/39) | 3 | | |
| **Net impact on assets** | | **63 - 83** | |
| **Impact on liabilities** | | | |
| Finance lease liabilities (IAS 17) | (90) - (140) | | |
| Net liability defined benefit pensions (IAS 19) | (100) | | |
| **Net impact on liabilities** | | **(190) - (240)** | |
| **Net impact first time adoption adjustments on equity** | | | **(127) - (157)** |
| **Equity January 1, 2004 adjusted for IFRS** | | | **416 - 386** |
| **Equity as reported December 31, 2004** | | | **778** |
| First time adoption adjustments IFRS opening balance 2004 | | | (127) - (157) |
| **IFRS adjustments on net result as reported for 2004** | | | |
| **Impact on EBITDA** | | | |
| Lower operating expenses due to reclassification leases (IAS 17) | 10 - 20 | | |
| **Additional impact on EBIT** | | | |
| Higher depreciation on finance lease assets (IAS 17) | (5) - (10) | | |
| **Net impact on EBIT** | | **5 - 10** | |
| **Additional impact on financial expenses** | | | |
| Higher interest charge on finance lease arrangements (IAS 17) | (5) - (10) | | |
| Impact from interest rate swaps (IAS 32/39) | (1) | | |
| Discount charge convertible subordinated bond (IAS 32/39) | (4) | | |
| Revaluation charge conversion option (IAS 32/39) | (8) | | |
| **Net impact on financial expenses** | | **(18) - (23)** | |
| **No amortisation of goodwill (IFRS 3)** | | **31** | |
| **Net impact of IFRS on net result as reported for 2004** | | | **18** |
| **Equity December 31, 2004 adjusted for IFRS** | | | **669 - 639** |

# Like for Like Financial Review - Unaudited -

Adjusted for the impact of divestment and / or transfer in 2003 of Tech Pacific (ITPS), Stokvis Tapes Groep (PPS) en Puma (ACE) - not adjusted for the impact of exchange rate movements

| (In € millions) | Actual HY1 2004 | Actual HY2 2004 | Actual Full year 2004 | Like-for-Like HY1 2003 | Like-for-Like HY2 2003 | Like-for-Like Full year 2003 |
|---|---|---|---|---|---|---|
| **Hagemeyer Group** | | | | | | |
| Net sales | 2,645 | 2,782 | 5,427 | 2,678 | 2,883 | 5,561 |
| Gross profit | 609 | 632 | 1,241 | 624 | 643 | 1,267 |
| Operating expenses | (640) | (604) | (1,244) | (672) | (651) | (1,323) |
| Other operating income | 1 | 1 | 2 | 1 | 3 | 4 |
| EBITDA (before exceptional items) | (8) | 49 | 41 | (22) | 17 | (5) |
| EBITA (before exceptional items) | (30) | 29 | (1) | (47) | (5) | (52) |
| **As a percentage of net sales** | | | | | | |
| Gross profit | 23.0% | 22.7% | 22.9% | 23.3% | 22.3% | 22.8% |
| Operating expenses | (24.2%) | (21.7%) | (22.9%) | (25.1%) | (22.6%) | (23.8%) |
| EBITDA | (0.3%) | 1.8% | 0.8% | (0.8%) | 0.6% | (0.1%) |
| EBITA | (1.1%) | 1.0% | (0.0%) | (1.8%) | (0.2%) | (0.9%) |
| **Hagemeyer PPS** | | | | | | |
| Net sales | 2,429 | 2,559 | 4,988 | 2,442 | 2,554 | 4,996 |
| Gross profit | 545 | 564 | 1,109 | 558 | 550 | 1,108 |
| Operating expenses | (571) | (540) | (1,111) | (592) | (568) | (1,160) |
| Other operating income | - | 1 | 1 | 2 | 2 | 4 |
| EBITDA (before exceptional items) | (6) | 44 | 38 | (10) | 2 | (8) |
| EBITA (before exceptional items) | (26) | 25 | (1) | (32) | (16) | (48) |
| **As a percentage of net sales** | | | | | | |
| Gross profit | 22.4% | 22.0% | 22.2% | 22.9% | 21.5% | 22.2% |
| Operating expenses | (23.5%) | (21.1%) | (22.3%) | (24.2%) | (22.2%) | (23.2%) |
| EBITDA | (0.2%) | 1.7% | 0.8% | (0.4%) | 0.1% | (0.2%) |
| EBITA | (1.1%) | 1.0% | 0.0% | (1.3%) | (0.6%) | (1.0%) |
| **Hagemeyer Agencies & CE** | | | | | | |
| Net sales | 217 | 221 | 438 | 236 | 329 | 565 |
| Gross profit | 65 | 67 | 132 | 66 | 93 | 159 |
| Operating expenses | (57) | (53) | (110) | (63) | (73) | (136) |
| Other operating income | - | - | - | 1 | (1) | - |
| EBITDA (before exceptional items) | 9 | 16 | 25 | 5 | 24 | 29 |
| EBITA (before exceptional items) | 8 | 14 | 22 | 2 | 21 | 23 |
| **As a percentage of net sales** | | | | | | |
| Gross profit | 29.8% | 30.4% | 30.1% | 27.8% | 28.3% | 28.1% |
| Operating expenses | (26.2%) | (24.1%) | (25.1%) | (26.9%) | (22.1%) | (24.1%) |
| EBITDA | 4.3% | 7.1% | 5.7% | 2.0% | 7.3% | 5.1% |
| EBITA | 3.7% | 6.5% | 5.1% | 0.6% | 6.4% | 4.0% |
| **Other activities & headoffices** | | | | | | |
| EBITDA | (12) | (10) | 22 | (17) | (9) | (26) |
| EBITA | (12) | (10) | 22 | (17) | (10) | (27) |

# Exchange Rates

The principal exchange rates vis-à-vis the Euro, as used in the preparation of the Annual Accounts, are:

| | As at December 31, 2004 | As at December 31, 2003 | Average during 2004 | Average during 2003 |
|---|---|---|---|---|
| Australian dollar | 1.748 | 1.678 | 1.689 | 1.737 |
| Canadian dollar | 1.642 | 1.626 | 1.616 | 1.581 |
| Chinese renminbi | 11.306 | 10.376 | 10.231 | 9.360 |
| Hong Kong dollar | 10.590 | 9.780 | 9.674 | 8.794 |
| Mexican pesos | 15.200 | 14.100 | 13.992 | 12.170 |
| Norwegian crown | 8.230 | 8.400 | 8.379 | 8.004 |
| Swedish crown | 9.050 | 9.070 | 9.126 | 9.122 |
| UK pound | 0.704 | 0.705 | 0.678 | 0.691 |
| US dollar | 1.365 | 1.258 | 1.243 | 1.130 |

# Shareholder Information

## Communication

Hagemeyer values good communication with its shareholders and other stakeholders. On the Company's corporate website (www.hagemeyer.com), visitors can find additional information on the Group's strategy and activities, as well as press releases and presentations to analysts. In 2004, a number of presentations were given to the financial community, both in the Netherlands and abroad. Regular meetings with shareholders and investors, analysts and the media form a key component in Hagemeyer's commitment to present the Group's activities in a clear and transparent manner.

## Listing and trading

Shares in Hagemeyer N.V. are listed on the Euronext stock exchange in Amsterdam, the Netherlands (trading symbol: HGM). Since 1996, the Hagemeyer ordinary share has been included in the AEX index. The average daily trading volume of ordinary shares for 2004 was 8,049,704 (2003:1,462,450).

## Financial Transaction

On 9 December 2003 a structural solution to the financial position of Hagemeyer was announced. In connection with this solution, Hagemeyer offered 383,107,396 Hagemeyer shares at a price of € 1.20 per share, through a public 7-for-2 offering to its eligible shareholders.

In addition, Hagemeyer issued € 150 million convertible bonds in a public offering in the Netherlands and a private rights offering in certain other jurisdictions. The bonds have a maturity of 5 years and the conversion price is € 2.04. The rights offering and offering of subordinated convertible bonds were both concluded in February 2004.

## Number of shares

On 9 January 2004, the General Meeting of Shareholders accepted the amendment to the Articles of Association proposed by Hagemeyer N.V., which, among other things, involved an increase in the authorised capital and the cancellation of cumulative preference shares. This resolution took effect on 5 February 2004. As of that date, the authorised capital was increased to € 810,000,000, divided into 675,000,000 ordinary shares of € 1.20 each. The 25,720,000 cumulative preference shares were converted into an equal number of ordinary shares. On 5 February 2004, 380,911,786 shares were also issued. Subsequently, as of 5 February 2004, the total number of outstanding issued shares was 516,091,042. Furthermore, the Trust Office was discontinued on 6 February 2004.

## Development of share capital

**Ordinary shares**

At 31 December 2004 the number of outstanding ordinary shares amounted to 516,091,042 (2003: 109,459,256). In 2004 the average number of outstanding shares was 477,531,131.

**Changes in the number of ordinary shares issued**

| (In thousands) | 2004 | 2003 |
|---|---|---|
| Issued January 1 | 109,459 | 109,459 |
| Shares issued in the year | 380,912 | - |
| Transfer from cumulative preference shares | 25,720 | - |
| Number of shares issued at year-end | 516,091 | 109,459 |
| Average number of shares issued | 477,531 | 109,459 |
| Nominal value at year-end (in € thousands) | 619,309 | 131,351 |
| Market capitalisation at year-end (in € millions) | 877.4 | 195.9 |
| Outstanding number of option rights | 1,890 | 1,193 |

*Source: Bloomberg*

## Ratios per ordinary share

| (In €) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Net result after taxes, before amortisation of goodwill, rounded to the nearest eurocent | | | | | |
| - primary [1,5] | (0.28) | (2.60) | 0.82 | 1.74 | 3.72 |
| - fully diluted [2,5] | (0.24) | (2.55) | 0.82 | 1.73 | 3.70 |
| Dividend (when fully cash) [3] | - | - | 0.33 | 0.77 | 0.76 |
| Dividend pay-out in % [3] | 0% | 0% | 22% | 35% | 35% |
| Shareholders' equity at year end [4] | 1.51 | 4.67 | 8.20 | 8.95 | 8.03 |
| Highest price | 2.36 | 7.51 | 26.80 | 26.41 | 32.93 |
| Lowest price | 1.33 | 1.76 | 6.08 | 10.50 | 15.75 |
| Year-end price | 1.70 | 1.79[5] | 6.90 | 21.00 | 23.75 |
| Year-end price/cash flow [6] | (16.0) | (0.8) | 4.9 | 9.1 | 5.5 |
| Year-end price/cash earnings [6] | (6.1) | (0.7) | 8.4 | 12.1 | 6.4 |

[1] *Based on the weighted average number of shares issued*
[2] *Based on the weighted average fully diluted number of shares*
[3] *Based on shares with full dividend entitlement*
[4] *2000-2001 comparative figu res adjusted to reflect equity before appropriation of profit*
[5] *Adjusted closing price: € 1.316 (see Share price performance)*
[6] *2000-2002 comparative figures adjusted to reflect reclassification of extraordinary items to exceptional items*


Share price performance chart 2004
Share price (in €)
Daily volume traded (in millions)
2.50
2.00
1.50
1.00
0.50
0.00
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Hagemeyer share price (in €)
AEX index (rebased to Hagemeyer)
Daily volume traded in Hagemeyer shares (in millions)

*Source: Bloomberg*

## Share price performance

Hagemeyer closed 2004 at € 1.70, 29% higher compared to the start of the year.

As of 15 January, 2004 the share prices have been adjusted for the rights issue. The applied adjustment factor is 0.735043. Therefore, the adjusted closing price at 31 December 2003 is € 1.316 instead of € 1.79.

The adjustment factor is used retroactively to adjust prices and fundamental data.The adjustment factor is calculated as follows: {1 + [N x (S/P)]} / (1+N), with

N = shares offered / existing shares = (7/2) =3.5;

S = subscription price = 1.20;

P = unadjusted closing price on the last day of trading prior to ex-rights date = 1.82.

**Conversion to ex-right share prices**

| | Original closing price | Adjustment factor | Ex-right price |
|---|---|---|---|
| 31-12-2003 | 1.79 | 0.735043 | 1.316 |
| 02-01-2004 | 2.00 | 0.735043 | 1.470 |
| 05-01-2004 | 2.05 | 0.735043 | 1.507 |
| 06-01-2004 | 1.96 | 0.735043 | 1.441 |
| 07-01-2004 | 2.02 | 0.735043 | 1.485 |
| 08-01-2004 | 2.50 | 0.735043 | 1.838 |
| 09-01-2004 | 2.28 | 0.735043 | 1.676 |
| 12-01-2004 | 2.23 | 0.735043 | 1.639 |
| 13-01-2004 | 2.05 | 0.735043 | 1.507 |
| 14-01-2004 | 1.96 | 0.735043 | 1.441 |
| 15-01-2004 | 1.82 | 0.735043 | 1.338 |

*Source: Bloomberg*

## Shareholders with holdings greater than 5%

At year end, one shareholder had reported holdings greater than 5% of the total Hagemeyer share capital outstanding on December 31, 2004, namely: Pictet & Cie with 6.95%.

## Dividend policy

Until 2003 Hagemeyer generally paid a dividend which was based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend was in cash and shareholders were provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend. Hagemeyer did not pay out a dividend over the financial year 2003 and did not pay out any interim dividend during 2004. In view of the negative result for 2004, also no final dividend will be paid out for the financial year 2004. The amount and form of future dividends will be dependent on the financial gearing, cash flow and results of the Company. Under the present circumstances, it is not likely that we will pay any dividend for the financial year 2005.

Furthermore, we have agreed with the providers of our senior credit facilities to pay no dividends unless (i) our Interest Cover Ratio is at least 3.50:1 and our Net Senior Debt to EBITDA Ratio is not greater than 3.00:1 and (ii) no event of default has occurred and is continuing.

## Dividend history

| (In €) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Interim dividend | - | - | 0.15 | 0.25 | 0.24 |
| Final dividend | - | - | 0.18 | 0.52 | 0.52 |
| **Total** | **-** | **-** | **0.33** | **0.77** | **0.76** |

## Important dates in 2005

| | |
|---|---|
| February 23 | Publication of Annual Results 2004 |
| April 1 | Publication of Annual Report 2004 |
| April 21 | Trading update on first quarter 2005 |
| April 26 | Annual General Meeting of Shareholders |
| August 26 | Publication of Interim Results 2005 |
| October 27 | Trading update on third quarter 2005 |

## Shareholder distribution

As at December 31, 2004 institutional investors held approximately 76% of the total number of Hagemeyer ordinary shares outstanding. Foreign investors own about 70%.



Private shareholders
Institutional shareholders
The Netherlands
Belgium / Luxembourg
United Kingdom / Ireland
Switzerland
France
Rest of Europe
USA
Rest of the World


## Code of Conduct with respect to insider trading

At Hagemeyer, the Code of Conduct governing the Reporting and Regulation of Transactions in Hagemeyer Securities affects the members of the Supervisory Board and of the Board of Management, head office employees, the senior management of group companies and a number of senior advisors. Mr H. Bijl has been appointed Central Officer and is responsible for supervising compliance with the Code of Conduct, as well as for the external notification to the securities transaction supervisory authority in the Netherlands *('Autoriteit Financiële Markten').*

## Contact

For further information concerning Investor Relations, please contact the Investor Relations Department of Hagemeyer N.V., tel. +31 35 695 76 52, fax +31 35 694 43 96.

Internet: www.hagemeyer.com

E-mail: investor.relations@hagemeyer.com

# Hagemeyer – Five-year History

| (In € millions) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Profit & Loss** | | | | | |
| Net sales | 5,427 | 6,338 | 8,343 | 8,836 | 8,212 |
| EBITDA | 41 | 41 | 270 | 432 | 410 |
| EBITA | (1) | (9) | 209 | 370 | 353 |
| Net profit / (loss) before amortisation of goodwill | (133) | (284) | 92 | 189 | 398 |
| Net profit / (loss) | (164) | (318) | 57 | 153 | 387 |
| **Balance sheet** | | | | | |
| Intangible fixed assets | 496 | 585 | 652 | 714 | 562 |
| Other non-current assets | 213 | 295 | 399 | 474 | 428 |
| Inventories | 592 | 616 | 817 | 960 | 1,019 |
| Trade receivables | 839 | 836 | 1,258 | 1,388 | 1,362 |
| Cash & other receivables / prepayments | 180 | 271 | 182 | 190 | 202 |
| Total current assets | 1,611 | 1,723 | 2,257 | 2,538 | 2,583 |
| Total assets | 2,320 | 2,603 | 3,308 | 3,726 | 3,573 |
| Shareholders' equity | 778 | 543 | 929 | 999 | 891 |
| (Convertible) subordinated debt | 150 | 150 | 150 | 150 | 150 |
| Provisions | 160 | 195 | 211 | 267 | 288 |
| Senior debt | 440 | 975 | 935 | 1,114 | 1,045 |
| Trade payables | 577 | 529 | 775 | 873 | 879 |
| Other current liabilities | 215 | 212 | 304 | 315 | 316 |
| **Cash flow statement** | | | | | |
| Net cash from / (used in): | | | | | |
| Operational activities | (56) | (125) | 134 | 309 | 206 |
| Investing activities | 74 | 223 | (12) | (335) | (317) |
| Financing activities | 149 | (17) | 41 | 83 | 89 |
| Net increase / (decrease) in cash | 167 | 81 | 163 | 57 | (22) |
| **General** | | | | | |
| Average number of employees | 17,973 | 20,918 | 23,029 | 24,314 | 21,101 |
| Average sales per employee (in € thousands) | 302 | 303 | 362 | 363 | 389 |
| Staff expenses | 693 | 765 | 882 | 897 | 782 |
| Average net working capital (13 months rolling) | 757 | 957 | 1,236 | 1,305 | 1,304 |
| Average net working capital as % of 12 months' sales (in %) | 13.9 | 15.1 | 14.8 | 14.8 | 15.9 |

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Share data** | | | | | |
| Highest traded price (in €) | 2.36 | 7.51 | 26.80 | 26.41 | 32.93 |
| Lowest traded price (in €) | 1.33 | 1.76 | 6.08 | 10.50 | 15.75 |
| Closing price at December 31 (in €) | 1.70 | 1.79[7] | 6.90 | 21.00 | 23.75 |
| Number of ordinary shares issued | 516,091,042 | 109,459,256 | 109,459,256 | 108,154,783 | 107,169,706 |
| Market capitalisation at December 31 (in € millions) | 877 | 196 | 755 | 2,271 | 2,545 |
| **Data per ordinary share** | | | | | |
| Net profit / (loss) before amortisation of goodwill [1,2] | | | | | |
| - primary [3] (in €) | (0.28) | (2.60) | 0.82 | 1.74 | 3.72 |
| - fully diluted [4] (in €) | (0.24) | (2.55) | 0.82 | 1.73 | 3.70 |
| Net profit / (loss) (in €) | (0.34) | (2.91) | 0.50 | 1.40 | 3.61 |
| Dividend [5] (in €) | - | - | 0.33 | 0.77 | 0.76 |
| Shareholders' equity at year end [2] (in €) | 1.51 | 4.67 | 8.20 | 8.95 | 8.03 |
| **Ratios per ordinary share [3]** | | | | | |
| Closing price at December 31 / cash flow [1] | (16.0) | (0.8) | 4.9 | 9.1 | 5.5 |
| Closing price at December 31 / cash earnings [1] | (6.1) | (0.7) | 8.4 | 12.1 | 6.4 |
| **Activity** | | | | | |
| Gross profit / net sales (%) | 22.9 | 21.2 | 20.6 | 21.2 | 21.1 |
| Operating profit / (loss) / net sales [1] (%) | (1.19) | (2.70) | 1.62 | 3.26 | 5.73 |
| Net profit / (loss) / net sales (%) | (3.02) | (5.02) | 0.68 | 1.74 | 4.71 |
| Net sales / balance sheet total | 2.34 | 2.43 | 2.52 | 2.37 | 2.30 |
| Net sales / inventories | 9.17 | 10.30 | 10.21 | 9.21 | 8.06 |
| **Financing** | | | | | |
| Net debt | 476 | 927 | 1,040 | 1,208 | 1,126 |
| Net senior debt | 326 | 777 | 890 | 1,058 | 976 |
| Current ratio (current assets / current liabilities) | 2.0 | 1.0 | 1.7 | 1.6 | 1.6 |
| Quick ratio (receivables and liquid funds / current liabilities) | 1.3 | 0.6 | 1.1 | 1.0 | 0.9 |
| Net senior debt / EBITDA (before exceptional items) | 8.0 | 19.1 | 3.3 | 2.5 | 2.4 |
| Gearing | | | | | |
| - Net senior debt / equity | 0.42 | 1.43 | 0.96 | 1.06 | 1.09 |
| - Net debt / equity | 0.61 | 1.71 | 1.12 | 1.21 | 1.26 |
| Capital ratio (%) [6] | 33.5 | 20.8 | 28.1 | 26.8 | 24.9 |
| Return on Equity (net profit / shareholders' equity) (%) | (21.1) | (58.6) | 6.1 | 15.4 | 43.4 |

*[1] 2000 - 2002 comparative figures adjusted to reflect reclassification extraordinary items to exceptional items*
*[2] rounded to the nearest euro cent*
*[3] based on weighted average number of shares in issue*
*[4] based on weighted average fully diluted number of shares*
*[5] based on shares with full dividend entitlement*
*[6] equity / total assets*
*[7] adjusted for rights issue in February 2004 this is € 1.32*

# Professional Products and Services (PPS)

## North America

| North America | Sales | Nr. of branches |
|---|---|---|
| North America | 1,192.3[1] | 348 |

## Europe

| Central Europe | Sales | Nr. of branches |
|---|---|---|
| Germany | 799.3[1] | 69 |
| Netherlands | 157.8[1] | 18 |
| Switzerland | 63.5[1] | 4 |
| Austria | 37.7[1] | 3 |

| UK & Ireland | Sales | Nr. of branches |
|---|---|---|
| UK & Ireland | 1,025.2[1] | 290 |

| Nordics | Sales | Nr. of branches |
|---|---|---|
| Sweden | 565.3[1] | 44 |
| Norway | 205.1[1] | 21 |
| Finland | 201.4[1] | 45 |
| Poland | 40.0[2] | 27 |

| Southern Europe | Sales | Nr. of branches |
|---|---|---|
| Spain | 279.4[1] | 70 |



## Asia-Pacific

| Asia-Pacific | Sales | Nr. of branches |
|---|---|---|
| Australia | 405.3[1] | 183 |
| Asia Pacific Electronics | 44.4[1] | 6 |

*[1] Sales for the year ended December 31, 2004*
*[2] Total annualised turnover, result is presented as share in results of associated companies*

## Central Europe

| | | |
|---|---|---|
| **Hagemeyer Deutschland** | CEO P.H. (Paul) Zekhuis | www.hagemeyerce.com |
| Germany | Hagemeyer Deutschland GmbH & Co. KG, Munich | |
| Czech Republic | J. Fröschl & Co. s.r.o., Prague | |
| **Hagemeyer Nederland** | Managing Director P. (Paul) de Bruijn | www.hagemeyer.nl |
| The Netherlands | Hagemeyer Nederland B.V., Capelle a/d IJssel | |
| **Winterhalter + Fenner** | CEO J. (Johannes) Kuhn | www.w-f.ch<br>www.electrolan.ch |
| Switzerland | Winterhalter + Fenner AG, St. Gallen<br>ElectroLAN SA, Neuchâtel | |
| **Hagemeyer Austria** | Managing Director D. (David) von Ow | www.hagemeyer.at |
| Austria | Hagemeyer Austria GmbH, Vienna | |

## United Kingdom & Ireland

| | | |
|---|---|---|
| **Hagemeyer UK** | CEO R. (Rod) Stoyel | www.hagemeyer.co.uk<br>www.hagemeyerelectrical.com<br>www.wf-online.com |
| United Kingdom | Hagemeyer (UK) Ltd., Birmingham | |
| Ireland | Eastern Electrical, Dundalk | |

## Nordics

| | | |
|---|---|---|
| **Elektroskandia Sweden** | CEO U.A. (Ulf) Gundemark | www.elektroskandia.se<br>www.elektroskandia.com.cn |
| Sweden | Elektroskandia AB, Stockholm | |
| China | Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai | |
| **Elektroskandia Norway** | CEO J.E.W. (Espen) Asheim | www.elektroskandia.no |
| Norway | Elektroskandia AS, Oslo | |

| | | |
|---|---|---|
| **Elektroskandia Finland** | CEO M.T. (Markku) Nihti | www.elektroskandia.fi<br>www.elektroskandia.ru<br>www.elektroskandia.ee<br>www.elektroskandia.lv<br>www.elektroskandia.lt |
| Finland | Elektroskandia Oy, Hyvinkää | |
| Russia | ZAO Elektroskandia, St. Petersburg | |
| Estonia | Elektroskandia AS, Tallinn | |
| Latvia | Elektroskandia SIA, Riga | |
| Lithuania | UAB Elektroskandia, Vilnius | |
| **El-Centrum** | CEO P. (Pawel) Wedrychowski | www.el-centrum.pl |
| Poland | EL-Centrum S.A. (50%), Poznan | |

## ■ Southern Europe

| | | |
|---|---|---|
| **ABM** | CEO F. (Fernando) Cogollos | www.ABM.es |
| Spain | Mercantil Intercontinental S.L. Unipersonal, Madrid | |

## ■ North America

| | | |
|---|---|---|
| **Hagemeyer North America** | CEO D.G. (Dave) Gabriel | www.hagemeyerna.com<br>www.vallen.com<br>www.evallen.com<br>www.lionvallen.com<br>www.fittest.com<br>www.worldsafety.com<br>www.proveedora.com<br>www.enconsafety.com<br>www.centuryvallen.com<br>www.ecambar.com |
| United States | Hagemeyer North America, Inc., North Charleston, South Carolina<br>Encon Safety Products, Inc., Houston, Texas | |
| Canada | Hagemeyer Canada Inc., Edmonton, Alberta | |
| Mexico | Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico<br>CamBar de Mexico, S. de R.L. de C.V., Torreon Coahuila | |

## Asia-Pacific

| | | |
|---|---|---|
| **Hagemeyer Australia** | CEO R. (Robin) Norris | www.hagemeyeraustralia.com |
| Australia | Hagemeyer Australia LLP, Melbourne, Victoria | |
| Singapore | Hagemeyer Singapore PPS Pte. Limited, Singapore | |
| **Hagemeyer Asia Pacific Electronics** | CEO R.B. (Bob) Crabbe | www.ehape.com<br>www.hape.com.au |
| Australia | Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria | |
| Singapore | Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore | |

# Agencies / Consumer Electronics (ACE)

| | | |
|---|---|---|
| **Hagemeyer Brands Australia** | CEO M.P. (Michael) Touma | www.hagemeyer.com.au |
| Australia | Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW | |
| New Zealand | Hagemeyer (NZ) Ltd., Auckland | |
| **Hagemeyer-Cosa Liebermann Group - Asia** | CEO P.J. (Patrice) Brendle | |
| China | HCL Limited, Hong Kong<br>HCL Group (Hong Kong) Limited, Hong Kong<br>Cosa Liebermann Limited, Hong Kong | |
| South Korea | Cosa Liebermann Korea Co. Ltd., Seoul | |
| Micronesia | Caronel Inc., Guam<br>Caronel Saipan Inc., Saipan | |
| Taiwan | Cosa Liebermann Limited (HK), Taiwan Branch, Taipei | |
| **Haagtechno/Kompro/Servicom** | CEO F.A.W. (Frans) Hoogervorst | www.panasonic.nl |
| The Netherlands | Haagtechno B.V., 's-Hertogenbosch<br>Panasonic-Centre Nederland (Servicom B.V.), The Hague<br>Kompro B.V., 's-Hertogenbosch | |
| **Fodor** | CEO G.H. (Gerrit) Bosman | www.fujifilm.nl |
| The Netherlands | Fujifilm Nederland B.V., Rotterdam | |

*A complete list of companies associated with the Hagemeyer Group is available at the Chamber of Commerce in Hilversum and at the Company's offices.*

This Annual Report is a translation of the Hagemeyer 2004 Annual Report, the official version of which is in the Dutch language.

This Annual Report is not an offer to sell or a solicitation of any offer to buy the securities of Hagemeyer N.V. (such securities, the "Securities") in the United States or in any other jurisdiction. The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of Hagemeyer N.V. is being made in the United States.

This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report, including, without limitation, those regarding our financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including numerous assumptions regarding our present and future business strategies, operations and the environment in which we will operate in the future. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors relating to the company, including: our ability to enhance operational performance, increase our sales and improve our margins; our ability to reduce spending and losses; our ability to continue to reduce our indebtedness; our liquidity needs exceeding expected levels; our ability to maintain our relationships with suppliers, insurers and customers; our ability to maintain our market share in the markets in which we operate; the state of the global economy, particularly as it relates to the demand for construction and installation products, and electrical materials and safety, maintenance, repair and operations products; and our anticipated future results. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on them. The forward-looking statements contained herein speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report.

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands

Telephone: +31 35 695 76 11
Fax: +31 35 694 43 96
Internet: www.hagemeyer.com
E-mail: info@hagemeyer.com

Concept and realisation: Dart Design, Amsterdam
Printing: Hollandia Printing, Heerhugowaard
Photography: Arno Massee, Leiderdorp; Hagemeyer
Artist impression Terminal 5 and additional photography page 16-17: courtesy of BAA, UK

HAGEMEYER

Hagemeyer is in the service business. To provide our customers with excellent service is our No. 1 success actor. To achieve world class customer service levels all our operating companies is a major focus area.



# Lokale service wereldwijd

Agenda


HAGEMEYER

# Toelichting op de agenda

### Toelichting agendapunt 5
**Vaststelling reserverings- en dividendbeleid**

Tot 2003 keerde Hagemeyer gewoonlijk een dividend uit gebaseerd op een pay-out ratio van tussen de 35% en 40% van het netto resultaat uit gewone bedrijfsuitoefening vóór afschrijving goodwill. Uitkering van het interim dividend vond plaats in contanten en aan aandeelhouders werd de keuze geboden het slotdividend geheel in contanten op te nemen danwel in de vorm van een dividend in aandelen. Hagemeyer keerde over 2003 geen slotdividend uit en in 2004 geen interim dividend. Gezien het negatieve resultaat zal over 2004 ook geen slotdividend worden uitgekeerd. De hoogte en de wijze van uitbetalen van toekomstig dividend zal afhangen van de financial gearing, kasstroom en resultaten. Naar verwachting zal ook geen dividend worden uitgekeerd over het boekjaar 2005.

### Toelichting agendapunt 6
**Vaststelling dividend**

Op grond van het in 2004 in het kader van de herfinanciering afgesloten financieringsarrangement kan Hagemeyer slechts dividend uitkeren indien de interest cover ratio ten minste 3,50 : 1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,00 : 1. Aan deze voorwaarden wordt nog niet voldaan, zodat over 2004 geen dividend wordt uitgekeerd.

### Toelichting agendapunt 9
**Benoeming van de externe accountant belast met de controle van de jaarrekening 2005**

Voorgesteld wordt Deloitte Accountants te benoemen als externe accountant belast met de controle van de jaarrekening 2005. Binnen deze organisatie zal de heer R.J.M. Dassen als de voor Hagemeyer verantwoordelijk accountant fungeren.

### Toelichting agendapunt 10
**Benoeming leden Raad van Commissarissen**

Vooruitlopend op het aftreden van de heer P.J. Kalff in 2006 en de heer D.G. Eustace in 2007 is besloten de Raad van Commissarissen met twee nieuwe leden uit te breiden. De Gecombineerde Vergadering stelt u derhalve voor de heren A. Baan en R. van Gelder te benoemen tot nieuwe leden van de Raad van Commissarissen. Beide heren passen in het profiel van de Raad van Commissarissen en hebben een brede ervaring in het bedrijfsleven.
De heer Baan brengt specifieke kennis en ervaring in op het gebied van internationaal ondernemen in onze industrie, terwijl de heer Van Gelder naast internationaal ondernemerschap expertise op financieel en administratief terrein meebrengt.

### Toelichting op agendapunt 11a
**Vaststelling bezoldigingsbeleid**

In overeenstemming met artikel 2:135 BW heeft Hagemeyer een beloningsbeleid voor de leden van de Raad van Bestuur. Dit beloningsbeleid moet worden vastgesteld door de Algemene Vergadering van Aandeelhouders, op voorstel van de Raad van Commissarissen.
De bezoldiging zelf zal door de Raad van Commissarissen worden vastgesteld. Indien de bezoldiging echter tevens bestaat uit regelingen waarbij aandelen of rechten tot het nemen van aandelen worden toegekend, dan moeten dergelijke regelingen worden goedgekeurd door de Algemene Vergadering van Aandeelhouders.
Voor nadere informatie over het Bezoldigingsbeleid wordt verwezen naar pagina 57 van het Jaarverslag 2004.

Regio's


Europa
Noord-
Amerika
Azië-Pacific

# Lokale service wereldwijd

Hagemeyer is een dienstverlenend bedrijf. Onze belangrijkste succesfactor is onze klanten op excellente wijze van onze diensten te voorzien. Uitstekende klantenservice vormt de basis voor omzetgroei, betere brutomarges en ook hogere productiviteit. Wij streven naar serviceniveaus van wereldklasse bij al onze werkmaatschappijen.

De door onze klanten gewenste dienstverlening verschilt van land tot land. Ook Constructie en Installatie (C&I) en industriële klanten hebben verschillende verwachtingen ten aanzien van service, net als kleine, middelgrote en grote klanten. Daarom streven wij naar een hoge graad van decentralisatie en lokale autonomie. Het hoofdkantoor moet het lokale management dan ook voldoende vrijheid geven om hun aanbod aan producten en diensten, systemen, logistiek en andere processen toe te snijden op de specifieke behoeften van hun lokale klanten.

## Profiel

Hagemeyers omzet over 2004 bedroeg € 5,4 miljard en de onderneming heeft 17.700 werknemers. Hagemeyers kernactiviteit Professional Products en Services (PPS) bestaat uit hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheids-producten en andere Maintenance, Repair en Operations (MRO) producten aan klanten in de Constructie en Installatie (C&I) markt en aan industriële afnemers.

De kernactiviteit PPS vertegenwoordigt circa 92% van de totale omzet en vindt plaats in meer dan 25 landen verspreid over Europa, Noord-Amerika en Azië-Pacific. In Europa is zijn de PPS activiteiten onderverdeeld in vier regio's: Centraal-Europa, Nordics, het Verenigd Koninkrijk en Ierland en Zuid-Europa.

De overige 8% van Hagemeyers omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merk-producten distribueren en luxe producten in een aantal kleinere landen in Azië.

Het hoofdkantoor van de Hagemeyer Groep is gevestigd in Naarden, Nederland.

## Missie

Onze missie is om de verwachtingen van onze klanten en leveranciers te overtreffen op het gebied van hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten aan installateurs in de Constructie en Installatie (C&I) markt en industriële afnemers overal ter wereld. Hagemeyer levert haar klanten en leveranciers toegevoegde waarde door een uitgebreid dienstenpakket op het gebied van logistiek en technische ondersteuning aan te bieden, die het hen mogelijk maakt hun eigen klantenservice te verbeteren en hun efficiency en concurrentiepositie te vergroten.

Wij proberen onze missie te verwezenlijken door:
- op de lange termijn een bevredigend rendement voor aandeelhouders te leveren;
- een team van gemotiveerde Hagemeyer medewerkers te creëren die trots zijn op hun werk en hun onderneming;
- de hoogste standaarden ten aanzien van integriteit en eerlijkheid te hanteren;
- het respecteren en toepassen van onze principes op het gebied van mensenrechten, werknemersrechten en bescherming van het milieu.

## Markten

De kernactiviteit Professional Products en Services (PPS) richt zich met name op twee typen markten:

*De Constructie en Installatie (C&I) markt*
Onze klanten in deze markt, aan wie wij met name elektrotech-nische producten en materialen leveren, variëren van kleine elektrotechnische installateurs tot zeer grote bouwbedrijven. Wij leveren onze elektrotechnische materialen in verschillende hoeveelheden en op verschillende manieren, van grote aantallen relatief kleine bestellingen die over de toonbank worden verkocht in een van onze vele verkoopvestigingen, tot levering op locatie voor grote klanten met meerjarige contracten. Door concurrerende klantenservice en efficiënte distributie van onze elektrotechnische producten en diensten hebben wij sterke marktposities kunnen opbouwen, met name in de C&I markten van Europa en Australië.

*Het industriële segment*
Onze klanten zijn middelgrote en grote industriële bedrijven die grote hoeveelheden elektrotechnische materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten en diensten afnemen die nodig zijn om hun productieproces gaande te houden. We werken vaak op locatie, waar wij met onze specifieke ervaring en productkennis de voorraadniveaus van deze producten managen. Met op maat gesneden hoogwaardige dienstverlening op het gebied van outsourcing van inkoop, logistiek en voorraadma-nagement, biedt Hagemeyer haar klanten de mogelijkheid om betrouwbare serviceniveaus en kostenbesparingen te realiseren. Hagemeyers activiteiten in het industriële marktsegment zijn het meest ontwikkeld in de regio Noord-Amerika.

De Agencies/Consumer Electronics (ACE) activiteiten van Hagemeyer richten zich op de verkoop en distributie van diverse merkproducten in het hogere consumentenmarkt-segment in Nederland en in de regio Azië-Pacific. Deze activiteit vertegenwoordigt minder dan 10% van de totale omzet.

## Omzet 2004



- PPS Europa
- PPS Noord-Amerika
- PPS Azië-Pacific
- ACE





# Lokale service wereld

Jaarverslag 2004

HAGEMEYER

# Curriculum Vitae

## Drs. A. Baan

**Geboortedatum:** 7 oktober 1942
**Nationaliteit:** Nederlandse

Natuurkunde, Universiteit van Amsterdam

- Voormalig lid van de Raad van Bestuur van Koninklijke Philips Electronics N.V.
- Voormalig lid van de Konzernleitung van ABB Ltd.

*Belangrijke nevenfuncties*
Lid Raad van Commissarissen ASM International N.V.
Lid Raad van Commissarissen Océ N.V.
Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V.
Lid Raad van Commissarissen Wolters Kluwer N.V.
Non Executive Director Imperial Chemical Industries PLC
Non Executive Director International Power PLC
Lid Raad van Toezicht Autoriteit Financiële Markten

De heer Baan bezit geen aandelen Hagemeyer N.V. Zijn aandelenportefeuille wordt beheerd door een onafhankelijke 'vrije hand' vermogensbeheerder.

## Ing. R. van Gelder

**Geboortedatum:** 26 augustus 1945
**Nationaliteit:** Nederlandse

HTS – Ingenieur weg- en waterbouw
Bedrijfskunde Universiteit Nijenrode
Business Administration BA University van Puget Sound USA

- Voorzitter Raad van Bestuur Koninklijke Boskalis Westminster N.V.
- Voormalig lid van de Hoofddirectie (Finance & Administration) Schuitema N.V.

*Belangrijke nevenfuncties*
Lid Raad van Advies ABN AMRO Holding N.V.
Lid Raad van Commissarissen Brunel International N.V.
Vice-Voorzitter Raad van Commissarissen HES Beheer N.V.
Voorzitter International Association of Dredging Contractors
Bestuurslid van Vereniging Effecten Uitgevende Ondernemingen (VEUO)
Bestuurslid van Stichting Nederland Maritiem Land
Voorzitter Raad van Advies Beursgenoteerde Ondernemingen Euronext Amsterdam

De heer Van Gelder bezit geen aandelen Hagemeyer N.V.

## Toelichting op agendapunt 11b

**Goedkeuring aandelen/optieregeling leden van de Raad van Bestuur**

De aandelen/optieregeling voor leden van de Raad van Bestuur wordt beschreven in het Bezoldigingsbeleid. De toezeggingen aan leden van de Raad van Bestuur zijn hiermee volledig in overeenstemming, met uitzondering van de perfomancecriteria voor de heer De Becker.

De (voorwaardelijke) aandelentoezegging aan de heer De Becker is in de op 21 april 2004 gehouden Algemene Vergadering van Aandeelhouders goedgekeurd. Dit betreft een toezegging van in totaal 400.000 aandelen Hagemeyer die in tranches van 100.000 aandelen per jaar voorwaardelijk worden toegezegd. De tranches worden in het jaar volgend op de toezegging volledig toegekend indien de heer De Becker meer dan 50% van zijn STI bonus heeft behaald. Aan de heer De Becker worden daarnaast geen verdere aandelen of opties toegekend.

Aan de heer Tiemstra worden door de Raad van Commissarissen voorwaardelijke aandelen en opties toegekend, binnen de grenzen van het Bezoldigingsbeleid. In 2005 zullen, na de vaststelling van het Bezoldigingsbeleid en de goedkeuring van de aandelen/optieregeling, 45.000 voorwaardelijke aandelen en 135.000 voorwaardelijke opties worden toegekend.

## Toelichting agendapunt 12

**Machtiging Raad van Bestuur tot inkoop van eigen aandelen**

Voorgesteld wordt om machtiging te verlenen aan de Raad van Bestuur tot het door de vennootschap onder bezwarende titel doen verkrijgen van aandelen in het kapitaal van de vennootschap, voor een periode van 18 maanden te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigende op 26 oktober 2006, tot een maximum aantal als wettelijk toegestaan. De aandelen kunnen worden verkregen door aankoop ter beurze of anderszins tegen een prijs welke gelijk is aan ten minste € 0,01 en ten hoogste gelijk aan de beurskoers, verhoogd met 10%. Als beurskoers geldt voor dit doel het gemiddelde van de koersen van de vijf beursdagen voorafgaande aan de dag van aankoop, zoals blijkt uit de Officiële Prijscourant van Euronext Amsterdam N.V.

## Toelichting agendapunt 13a

**Verlenging van aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen**

Voorgesteld wordt om de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om, na verkregen goedkeuring van de Raad van Commissarissen, te besluiten tot uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 26 oktober 2006. De bevoegdheid van de Raad van Bestuur betreft ten hoogste 5% van het geplaatste kapitaal van de vennootschap. Hagemeyer is van mening dat uit praktische overwegingen en na verkregen goedkeuring van de Raad van Commissarissen, een zekere vrijheid bij de Raad van Bestuur behoort te liggen onder meer bij het uitkeren van dividend in aandelen, het toekennen van opties en ter zake van kleinere aanvullende overnames. Indien de vennootschap voornemens is aandelen uit te geven ter financiering van grotere overnames zullen aandeelhouders separaat benaderd dienen te worden.

# Agenda

voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Hagemeyer N.V. te houden op dinsdag 26 april 2005 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 te Amsterdam.

1. Opening
2. Jaarverslag 2004
3. Corporate Governance
4. Vaststelling jaarrekening 2004
5. Vaststelling reserverings- en dividendbeleid
6. Vaststelling dividend
7. Decharge van de leden van de Raad van Bestuur
8. Decharge van de leden van de Raad van Commissarissen
9. Benoeming externe accountant belast met de controle van de jaarrekening 2005
10. Benoeming leden van de Raad van Commissarissen
11. Bezoldigingsbeleid
    a. vaststelling bezoldigingsbeleid
    b. goedkeuring aandelen/optieregelingen leden van de Raad van Bestuur
12. Machtiging Raad van Bestuur tot inkoop van eigen aandelen
13. Verlenging van de aanwijzing van de Raad van Bestuur:
    a. als het orgaan dat bevoegd is om te besluiten tot uitgifte van aandelen
    b. als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van gewone aandelen
14. Bezoldiging Raad van Commissarissen
15. Voorstel tot statutenwijziging
16. Rondvraag
17. Sluiting

## Toelichting agendapunt 13b

**Verlenging van de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is om te besluiten tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van aandelen**

Voorgesteld wordt de aanwijzing van de Raad van Bestuur als het orgaan dat bevoegd is, na verkregen goedkeuring van de Raad van Commissarissen, tot het beperken of uitsluiten van het voorkeursrecht bij uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen, te verlengen met een periode van 18 maanden, te rekenen vanaf de datum van deze aandeelhoudersvergadering en derhalve eindigend op 26 oktober 2006. Deze bevoegdheid betreft uitsluitend die uitgifte van aandelen waartoe de Raad van Bestuur ingevolge de onder agendapunt 13a bedoelde aanwijzing bevoegd is.

## Toelichting agendapunt 14

**Bezoldiging Raad van Commissarissen**

De huidige vergoeding van de Raad van Commissarissen is voor het laatst in 1998 door de jaarlijkse Algemene Vergadering van Aandeelhouders vastgesteld, en sindsdien niet meer aangepast. In 2003 werd door de Algemene Vergadering goedkeuring verleend aan een aanvullende jaarlijkse vergoeding voor commissiewerk van € 7.000. Mede gezien de toegenomen werkzaamheden en verantwoordelijkheid van leden van Raad van Commissarissen, met name als gevolg van de invoering van de Corporate Governance Code en in lijn met ontwikkelingen in de markt, wordt voorgesteld de jaarlijkse bezoldiging van de Raad van Commissarissen per 1 januari 2005 als volgt aan te passen:

| | |
|---|---|
| Voorzitter | € 42.500 (momenteel € 35.000) |
| Vice-Voorzitter | € 37.500 (momenteel € 31.500) |
| Leden | € 32.500 (momenteel € 28.000) |

## Toelichting agendapunt 15

**Voorstel tot statutenwijziging**

Hagemeyer is voornemens de statuten aan te passen teneinde deze meer in lijn te brengen met toepasselijke wetgeving en de Corporate Governance Code. De meest relevante wijzigingen van de statuten worden weergegeven op pagina 62 van het Jaarverslag 2004. Voor de volledige details van de voorgestelde statutenwijziging wordt verwezen naar het separate document over dit onderwerp, onder meer beschikbaar via de corporate website www.hagemeyer.com.

Het voorstel tot statutenwijziging houdt mede in het verlenen van machtiging aan ieder lid van de Raad van Bestuur, alsmede aan iedere (kandidaat) notaris en notarieel medewerker van Stibbe advocaten en notarissen te Amsterdam, om op het ontwerp van de akte van statutenwijziging de verklaring van geen bezwaar te vragen en om die akte te doen passeren.

| (In € miljoen) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Netto omzet | 5.427 | 6.338 | 8.343 |
| *Autonome groei* | *3,5%* | *(4,9%)* | *(2,0%)* |
| *Autonome groei PPS activiteiten (op basis van een gelijk aantal werkdagen)* | *3,2%* | *(7,1%)* | *(4,2%)* |
| Bruto omzetresultaat voor bijzondere posten | 1.241 | 1.346 | 1.721 |
| *Brutomarge voor bijzondere posten* | *22,9%* | *21,2%* | *20,6%* |
| Bruto omzetresultaat | 1.236 | 1.281 | 1.721 |
| Operationele lasten (exclusief afschrijving goodwill) | (1.245) | (1.373) | (1.516) |
| *Operationele lasten als percentage van de omzet* | *(22,9%)* | *(21,7%)* | *(18,2%)* |
| Overige operationele baten | 3 | 18 | 3 |
| EBITDA voor bijzondere posten [1] | 41 | 41 | 270 |
| EBITA voor bijzondere posten [2] | (1) | (9) | 209 |
| *EBITA voor bijzondere posten als percentage van de omzet* | *(0,0%)* | *(0,1%)* | *2,5%* |
| Resultaat na belastingen voor afschrijving goodwill | (133) | (284) | 92 |
| Resultaat na belastingen | (164) | (318) | 57 |
| Operationele kasstroom | 25 | (1) | 219 |
| Vrije kasstroom [3] | (76) | (138) | 78 |
| Netto rentedragende schuld [4] | 476 | 927 | 1.040 |
| Eigen vermogen [5] | 778 | 543 | 929 |
| Gearing [6] | 0,61 | 1,71 | 1,12 |
| Kapitaal ratio [7] | 33,5 | 20,8 | 28,1 |
| Gemiddeld netto werkkapitaal (13 maands voortschrijdend) | 757 | 957 | 1.236 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *13,9%* | *15,1%* | *14,8%* |
| Gemiddeld aantal werknemers | 17.973 | 20.918 | 23.029 |
| Aantal werknemers per jaareinde | 17.680 | 19.057 | 22.510 |
| Gemiddelde netto omzet per werknemer (in € duizend) | 302 | 303 | 362 |
| **Gegevens per gewoon aandeel (in €)** [8] | | | |
| Resultaat na belastingen voor afschrijving goodwill | (0,28) | (2,60) | 0,82 |
| Resultaat na belastingen | (0,34) | (2,91) | 0,50 |
| Dividend | - | - | 0,33 |
| Eigen vermogen [5] | 1,51 | 4,67 | 8,20 |
| **Aandeelgegevens** | | | |
| Hoogste koers (€/aandeel) | 2,36 | 7,51 | 26,80 |
| Laagste koers (€/aandeel) | 1,33 | 1,76 | 6,08 |
| Slotkoers [9] (€/aandeel) | 1,70 | 1,79 [10] | 6,90 |
| Aantal uitstaande gewone aandelen [9] | 516.091.042 | 109.459.256 | 109.459.256 |
| Marktkapitalisatie [9] (in € miljoen) | 877,4 | 195,9 | 755,3 |

[1] *Resultaat voor rente, belasting, afschrijvingen, amortisatie van goodwill en bijzondere posten.*
[2] *Resultaat voor rente, belasting, amortisatie van goodwill en bijzondere posten.*
[3] *Netto vrije kasstroom uit bedrijfsactiviteiten, onder aftrek van investeringen.*
[4] *Lang- en kortlopende rentedragende schulden en converteerbare achtergestelde obligaties, onder aftrek van liquide middelen.*
[5] *Voor winstbestemming.*
[6] *Netto rentedragende schulden / eigen vermogen.*
[7] *Eigen vermogen / totale activa.*
[8] *Afgerond op hele eurocenten, gebaseerd op het gewogen gemiddeld aantal uitstaande aandelen.*
[9] *Per 31 december.*
[10] *Aangepast voor de claimemissie in februari 2004 is dit € 1,32.*

Beste aandeelhouders en andere lezers,

# Het sleutelwoord voor onze groei: Klantenservice

Hoewel Hagemeyer, in lijn met de verwachtingen, in 2004 nog steeds een aanzienlijk verlies laat zien, zijn wij niettemin tevreden over de voortgang die wij in alle kerngebieden van onze business hebben gerealiseerd. Onze autonome omzetgroei van 3,5% na een aantal jaren van teruggang, de aanzienlijke verbetering van ons netto resultaat gedurende het jaar, het versterken van onze positie in al onze regio's en de verbetering van onze financiële positie zijn allemaal duidelijke signalen dat de eerste fase van Hagemeyers turnaround op schema ligt.

- Gezonde omzetgroei
- Aanzienlijke verbetering van operationeel resultaat
- Aanzienlijke schuldverlaging
- Eerste fase van Hagemeyers turnaround op schema

2004 was voor Hagemeyer een jaar van herstel en wederopbouw. De kritieke financiële situatie waarin Hagemeyer zich eind 2003 bevond was een direct gevolg van de ernstige verstoring van onze business, veroorzaakt door de gelijktijdige invoering van een nieuw IT-systeem en een centrale logistieke infrastructuur in het Verenigd Koninkrijk. Operationele problemen als gevolg van soortgelijke ontwrichtende projecten deden zich ook voor in de Verenigde Staten, Duitsland en Australië.
Deze verstoringen, versterkt door zwakke marktomstandigheden in sommige van onze regio's, leidden tot een ernstige teruggang van onze serviceniveaus en een dramatische omzetdaling. Door het vaste karakter van onze kosten en door de hoge operationele gearing, die kenmerkend is voor distributiebedrijven zoals het onze, heeft deze omzetdaling bij een aantal van bovengenoemde werkmaatschappijen geleid tot grote verliezen.

Met de succesvolle afronding van de financiële herstructurering in februari 2004 kwam voor Hagemeyer een einde aan de periode van financiële onzekerheid. Deze herfinanciering heeft onze financiële positie aanzienlijk versterkt en gaf ons de tijd

Gezien de moeilijke situatie waarin sommige werkmaatschappijen van Hagemeyer in de loop van 2003 kwamen, zou het niet juist zijn om een 'quick fix' turnaround te verwachten. Het herstel moet ook op de lange termijn solide en structureel zijn.

De oorzaken voor de problemen in 2002 en 2003 zijn nu weggenomen. Nu moeten wij de basiselementen van onze kernactiviteit Professional Products en Services (PPS) verder herstellen en verstevigen: uitstekende klantenservice, gezonde omzetgroei, verbetering van de brutomarge, een aanzienlijke verlaging van de kosten als percentage van de omzet en een verder stijgende productiviteit van het werkkapitaal. Het volledige herstel van Hagemeyer zal daarom tijd kosten. De doelstelling voor onze PPS activiteiten is om in 2007 een rendement op geïnvesteerd vermogen (ROIC) van 9% te realiseren. In 2004 hebben we al een belangrijke eerste stap in die richting gezet.

Rudi de Becker, CEO

Klantenservice geeft ons bestaansrecht en bepaalt in belangrijke mate ons resultaat.



die nodig is om de turnaround daadwerkelijk te realiseren. Het luidde het begin van ons herstel in.

Terwijl onze kernactiviteit PPS in 2004 duidelijke vooruitgang liet zien, hadden de Agencies/Consumer Electronics (ACE) activiteiten een moeilijke tweede helft van het jaar. De markt voor consumentenelektronica had te lijden onder de snelle prijsdaling van plasma- en LCD-schermen, DVD-recorders en digitale camera's. Met name onze consumentenelektronica-activiteiten in Nederland hadden hier in het tweede halfjaar mee te kampen. Onze activiteiten in Azië op het gebied van luxe producten lieten weer goede resultaten zien. Dit alles leidde voor onze ACE activiteiten tot een autonome groei van slechts 0,5%.

## Herstel van serviceniveaus

Hagemeyer is een dienstverlenend bedrijf. **Klantenservice** geeft ons feitelijk bestaansrecht en bepaalt in belangrijke mate ons resultaat. Herstel van de klantenservice tot de gebruikelijke niveaus bij die werkmaatschappijen waar de dienstverlening ernstig achteruit was gegaan, was daarom onze grootste prioriteit in 2004.
Om te voorkomen dat de kwaliteit van onze klantenservice zou terugvallen en daardoor de omzet verder zou dalen, wat fataal zou zijn geweest voor de onderneming, hebben wij in de loop van 2004 besloten bepaalde kostenverlagende maatregelen bij een aantal werkmaatschappijen minder snel door te voeren en aan te passen. Nu onze klantenservice weer op niveau is, onze belangrijkste bedrijfsprocessen zijn hersteld en de herstructureringsinitiatieven beter aan de realiteit van de markt zijn aangepast, staat een verdere verlaging van onze onderliggende kostenbasis hoog op de agenda voor 2005.

De operationele problemen die in 2003 onze bedrijfsvoering in het Verenigd Koninkrijk, de Verenigde Staten en Australië ontwrichtten, met een sterke afname van onze klantenservice en omzet als gevolg, zijn in het eerste halfjaar van 2004 opgelost. De kwaliteit van onze klantenservice in bovengenoemde bedrijven is weer concurrerend. Het nieuwe IT-systeem, een van de hoofdoorzaken van de verstoring in het Verenigd Koninkrijk (en tot op zekere hoogte ook in Australië) functioneert nu naar tevredenheid.

Operationele problemen op logistiek gebied in de Verenigde Staten en in Australië zijn ook opgelost en vormen niet langer een bron van problemen met de klantenservice. In het Verenigd Koninkrijk voldeed het nationale distributiecentrum in Runcorn niet aan onze verwachtingen. Hoewel de klantenservice in het Verenigd Koninkrijk weer een concurrerend niveau bereikte, bleken de kosten van een dergelijk gecentraliseerd logistiek model te hoog te zijn. Er is daarom besloten over te stappen op een eenvoudiger en meer gedecentraliseerd model op basis van regionale distributiecentra. Dit nieuwe logistieke netwerk zal niet alleen tot een grote verbetering in de klantenservice leiden, maar ook tot lagere kosten en voorraden. In het licht van de turnaroundsituatie kwam het voor mij niet als een verrassing dat een aantal van Hagemeyers herstructureringsplannen bij sommige werkmaatschappijen aangepast zouden moeten worden.
Te lang vasthouden aan een reorganisatieplan dat niet werkt, zou het succes van de turnaround in gevaar hebben kunnen brengen.
Ondanks deze aanpassing van de plannen, kunnen wij bevestigen dat de reorganisatie in het Verenigd Koninkrijk, gezien onze doelstelling voor 2007, nog steeds op schema ligt.

## Vooruitgang op alle belangrijke operationele punten

Na jaren van daling was bij onze kernactiviteit PPS in het tweede kwartaal van 2004 weer sprake van **omzetgroei**

**PPS Autonome groei[1]**

| | |
|---|---|
| Kw1-2004 | 0,2% |
| [illegible] | [illegible] |
| [illegible] | [illegible] |
| [illegible] | [illegible] |
| **Geheel-2004** | **3,2%** |

[1] Op basis van een gelijk aantal werkdagen

(autonoom, op basis van een gelijk aantal werkdagen), en die heeft zich in de rest van het jaar doorgezet. Met een groeipercentage van 4,7% in het vierde kwartaal behaalde PPS de hoogste groei in enig kwartaal sinds 2000. Weliswaar werd dit mede mogelijk gemaakt doordat de meeste van onze markten herstel lieten zien, maar de omzetgroei was ook toe te schrijven aan het herstel van de kwaliteit van onze klantenservice bij die activiteiten waar sprake was geweest van een teruggang, de continue verbetering van onze processen en systemen en, niet in de laatste plaats, het herstelde vertrouwen van onze klanten, onze leveranciers en ook onze eigen medewerkers na de afronding van onze herfinanciering in februari.
De regio Nordics leverde de grootste bijdrage aan ons omzetherstel: de omzet steeg daar dit jaar met 12,4%, vooral dankzij hoge omzetten aan telecom- en nutsbedrijven. De omzetontwikkeling bij onze andere grote werkmaatschappijen was eveneens bemoedigend.

De voortgaande verbetering van onze activiteiten en klantenservice en de verdere versterking van onze organisatie, geven ons vertrouwen dat onze omzet in 2005 verder zal toenemen, mits onze markten niet verslechteren.

Na jaren van daling is de **brutomarge** voor de Groep ten opzichte van 2003 op vergelijkbare basis (zie pagina 112) met 10 basispunten gestegen. De brutomargegroei over 2004 bleef beperkt omdat de marge zich in het eerste kwartaal nog negatief ontwikkelde en door de spectaculaire groei van de omzet met lagere brutomarges aan telecom- en nutsbedrijven in de regio Nordics.

Een van onze belangrijkste prioriteiten voor 2005 is een verdere verbetering van de brutomarge. Wat betreft inzicht, management en bewaking van de brutomarge is al een aanzienlijke verbetering geboekt. Verdere versterking van onze internationale inkoopfunctie en nauwere samenwerking en partnerschap met onze belangrijkste leveranciers zullen ons ook helpen onze brutomargedoelstellingen te realiseren.

Op vergelijkbare basis daalden de **operationele lasten** van de Groep als percentage van de omzet met 90 basispunten ten opzichte van 2003, inclusief de operationele lasten van PPS die als percentage van de omzet ook met 90 basispunten daalden.

Desinvesteringen en acquisities buiten beschouwing latend is het aantal arbeidsplaatsen teruggebracht met 590 FTE's. Nu de teruggang van onze activiteiten is gestopt en er weer sprake is van groei, is het verder terugbrengen van onze kostenbasis, met name gedreven door de herstructureringsprojecten in het Verenigd Koninkrijk, een topprioriteit voor 2005.

De **EBITDA voor bijzondere posten** was in 2004 € 41 miljoen. Op vergelijkbare basis is dit een verbetering van € 46 miljoen ten opzichte van 2003.

Het **nettoverlies** over 2004 was € 164 miljoen. Dit is echter een verbetering van € 154 miljoen ten opzichte van 2003.

Voor onze kernactiviteit PPS is het **gemiddelde netto werkkapitaal** als percentage van de omzet met 220 basispunten verbeterd, van 16,4% in 2003 naar 14,2% in 2004.

Per jaareinde bedroeg de **totale netto rentedragende schuld** van de Groep € 476 miljoen, inclusief € 150 miljoen aan achtergestelde converteerbare obligaties.
Dit was een afname van € 192 miljoen ten opzichte van 30 september 2004. De niet-gebruikte senior leningfaciliteiten van Hagemeyer bedroegen per 31 december 2004 circa € 250 miljoen.

## Sterke lokale managementteams en operationeel hoofdkantoor sturen turnaround

Er wordt voortdurend gewerkt aan het versterken van de managementteams bij de werkmaatschappijen. In mei 2004 werd een nieuwe CEO benoemd voor Centraal-Europa (inclusief Duitsland) en in januari 2005 een nieuwe CEO voor het Verenigd Koninkrijk. Beide nieuw benoemde CEO's hebben onmiddellijk stappen ondernomen om hun eigen managementteams te versterken. Na deze wijzigingen kunnen wij nu bevestigen dat de kwaliteit en de samenstelling van de senior managementteams van onze belangrijkste werkmaatschappijen in het algemeen tot tevredenheid stemmen.

Gezien de turnaround waarin Hagemeyer zich bevindt is het essentieel dat, om het hoofdkantoor in staat te stellen de turnaround aan te sturen en het uitvoeren van de reorganisatieplannen te ondersteunen en te bewaken, het senior management op het hoofdkantoor en bij de werkmaatschappijen nauw samenwerken en dat het hoofdkantoor en de werkmaatschappijen als één team functioneren. Alle zes regionale CEO's rapporteren daarom direct aan mij. Gedurende 2004 heb ik veel tijd doorgebracht bij de werkmaatschappijen en heb ik met managers, medewerkers, klanten en leveranciers van Hagemeyer gesproken. Deze aanpak zal ik in 2005 voortzetten en zelfs intensiveren. Om dezelfde reden is een PPS Executive Committee in het leven geroepen. Leden van dit PPS Executive Committee zijn, behalve ikzelf, Hagemeyers CFO, de Vice President Operational Support en de zes regionale CEO's. Het PPS Executive Committee komt regelmatig bijeen, vergelijkt de resultaten met de doelstellingen en de voortgang van de turnaround, beslist over de belangrijkste strategieën en de prioriteiten bij de implementatie ervan, ontwikkelt initiatieven op Europees en mondiaal niveau en faciliteert benchmarking en uitwisseling van best practices.

Ook de internationale inkoopfunctie, die een belangrijke rol speelt in de maatregelen om onze brutomarge te verbeteren, is nieuw leven ingeblazen en versterkt.

Alleen een slank hoofdkantoor kan een rechtstreekse operationele rol vervullen ter ondersteuning van de werkmaatschappijen. We hebben daarom in de loop van 2004 alle niet-essentiële functies op het hoofdkantoor en bij de regionale hoofdkantoren opgeheven. Daarmee is het personeelsbestand verder teruggebracht met 26 FTE's (een kwart van het totaal).

## Back to basics

Wij zullen meer dan ooit onze 'back to basics' filosofie volgen. Hoewel Hagemeyer al een lange weg heeft afgelegd, zijn er nog volop mogelijkheden om de basis van het bedrijf verder te verbeteren door middel van betere service, omzetgroei, verbetering van de brutomarge, kostenreductie en verhoogde productiviteit van het werkkapitaal. Onze kernactiviteit op het gebied van de distributie van elektrotechnische materialen en producten voor de constructie- en installatiemarkt en de industriële markt zal nog vele jaren interessante kansen blijven bieden voor significante verbetering en groei.

Hoewel wij alert zullen blijven op strategische kansen die zich voordoen door dicht bij de klanten, leveranciers en onze mensen in het veld te blijven, zullen wij geen strategische avonturen aangaan of uiterst verstorende projecten opstarten. De enige ingrijpende herstructurering die nu plaatsvindt, is de invoering van het nieuwe logistieke model in het Verenigd Koninkrijk. We hebben alle voorzorgsmaatregelen genomen om verstoringen in de normale gang van zaken te voorkomen door de leiding van het project in handen te geven van professionals die veel ervaring hebben met dergelijke operaties en door het tempo van de implementatie aan te passen aan de mogelijkheid om de kwaliteit van onze service vast te kunnen houden. Ons nieuwe IT-systeem, dat voor zoveel problemen zorgde, functioneert nu naar tevredenheid in het Verenigd Koninkrijk, Australië en Ierland. Er zijn vooralsnog geen plannen voor verdere vervanging van IT-systemen.

Onze prioriteit voor 2004 was vooral de neergang van Hagemeyer een halt toe te roepen en de turnaround in gang te zetten. Nu wij goed op weg zijn, hebben wij nog een aantal jaren nodig om het herstel volledig af te ronden en ons bedrijf weer voldoende duurzaam winstgevend te maken, zoals blijkt uit onze doelstellingen voor 2007. Maar bij een turnaround als de onze, is het ook van belang na te denken over de periode na 2007. Vandaar dat wij gedurende 2005, samen met de leden van ons PPS Executive Committee, veel aandacht zullen blijven besteden aan onze strategie voor de toekomst om nieuwe doelen te stellen voor winstgevende groei na de succesvolle afronding van de turnaround.

## 2005: Een verdere belangrijke stap op weg naar volledig herstel

Onze vooruitzichten voor 2005 zijn positief en wij verwachten geen verslechtering van onze markten. Hagemeyer start 2005 in een veel sterkere positie dan begin 2004 het geval was, met sterkere operationele managementteams, zelfverzekerde en gemotiveerde medewerkers, herstelde klantenservice bij de werkmaatschappijen waar die verstoord was en sterk verbeterde processen en systemen. Voor 2005 verwachten wij een voortzetting van de omzetgroei en een algehele verbetering van onze business, wat zal leiden tot een aanzienlijk beter bedrijfsresultaat en een verdere drastische vermindering van het nettoverlies.

Een turnaround-situatie als die waarin Hagemeyer zich nu bevindt, is niet zonder risico, maar zoals het er nu voor staat, hebben wij alle reden om erop te vertrouwen dat het herstel zal doorzetten en dat wij onze doelstellingen voor 2007 zullen realiseren.

## Het belang van corporate governance en duurzaam ondernemen

Op grond van recente onderzoeken komt Hagemeyer naar voren als een van de bedrijven die het best de relevante beginselen en best practices van de Nederlandse Corporate Governance Code volgen. We blijven ons inspannen om op dit belangrijke terrein steeds beter te presteren. Hagemeyer respecteert de beginselen met betrekking tot mensenrechten, werknemersrechten en de bescherming van het milieu en past deze toe. Wij stellen alles in het werk om ervoor te zorgen dat onze activiteiten zo min mogelijk schade opleveren voor het milieu.

## De prestaties van het bedrijf zijn de prestaties van de mensen die er werken

Hagemeyer heeft het aan haar medewerkers te danken dat het de zware crisis van eind 2003 en begin 2004 te boven is gekomen. De omstandigheden waarin zij zich bleven inzetten om Hagemeyer te laten overleven, hadden nauwelijks moeilijker kunnen zijn. Ik heb heel veel respect voor wat onze mensen, managers en medewerkers, gedurende die moeilijke tijden hebben gepresteerd.
Zij hebben alle reden om trots te zijn op wat zij voor hun bedrijf hebben neergezet. Onze medewerkers vormen de basis voor een duurzaam concurrentievoordeel in de toekomst.
Bij deze wil ik daarom alle mensen van Hagemeyer heel hartelijk danken voor hun inspanningen, toewijding en loyaliteit. Ik verheug me erop samen met dit fantastische team verder te werken aan de turnaround van Hagemeyer.

Tot slot wil ik onze klanten, leveranciers, aandeelhouders en financiers met name bedanken voor hun steun, die onmisbaar was en blijft voor het slagen van Hagemeyers turnaround.

Met vriendelijke groet,



Rudi de Becker, Voorzitter en CEO

Het hoofdkantoor en de werkmaatschappijen werken nauw samen en functioneren als één team.



# Raad van Bestuur

### Rudi de Becker, CEO *(1946)*

Benoemd tot Chief Executive Officer van Hagemeyer in maart 2004.
In april 2004 door de Algemene Vergadering van Aandeelhouders benoemd tot lid van de Raad van Bestuur in de functie van Voorzitter. De heer De Becker heeft de Belgische nationaliteit. Zijn zittingsperiode eindigt in 2008. Voor zijn indiensttreding bij Hagemeyer was Rudi de Becker lid van de Raad van Bestuur van Buhrmann en lid van de Raad van Bestuur van Samas. Daarvoor bekleedde hij meerdere leidinggevende operationele posities bij ondermeer Black & Decker en Xerox.
Aantal aandelen Hagemeyer per 31 december 2004: geen

### Tjalling Tiemstra, CFO *(1952)*

Trad in augustus 2002 in dienst van Hagemeyer als Chief Financial Officer.
In april 2003 door de Algemene Vergadering van Aandeelhouders benoemd tot lid van de Raad van Bestuur. De heer Tiemstra heeft de Nederlandse nationaliteit. Voor zijn indiensttreding bij Hagemeyer was Tjalling Tiemstra CFO bij Hollandsche Beton Groep en daarvoor bekleedde hij verschillende leidinggevende financiële en operationele posities bij Unilever.
Aantal aandelen Hagemeyer per 31 december 2004: geen

*Secretaris van de Vennootschap*

### Hein Bijl, *(1968)*

Sinds 1996 werkzaam bij Hagemeyer als bedrijfsjurist. Sinds 2003 bekleedt hij de functie van Group Legal Counsel. De heer Bijl werd in 2004 benoemd tot Secretaris van de Vennootschap en Corporate Compliance Officer.


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# PPS Executive Committee

1 Rudi de Becker *(1946)*
CEO

2 Tjalling Tiemstra *(1952)*
CFO

3 Alex Wouterse *(1965)*
Vice President Operational Support

4 Ulf Gundemark *(1951)*
CEO Nordics

5 Dave Gabriel *(1958)*
CEO Noord-Amerika

6 Fernando Cogollos *(1959)*
CEO Zuid-Europa

7 Robin Norris *(1950)*
CEO Azië-Pacific

8 Rod Stoyel *(1949)*
CEO Verenigd Koninkrijk & Ierland

9 Paul Zekhuis *(1965)*
CEO Centraal-Europa

## Hagemeyers strategie in het kort:

# Business en winst-gevendheid herstellen

Hagemeyer is een dienstverlenend bedrijf. Onze belangrijkste succesfactor is onze klanten op excellente wijze te bedienen. Uitstekende service vormt de basis voor omzetgroei, betere brutomarges en ook hogere productiviteit.

### Kernactiviteit: Professional Products en Services (PPS)

Hagemeyers kernactiviteit PPS bestaat uit hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten aan klanten in de Constructie en Installatie (C&I) markt en industriële afnemers. Hagemeyer levert toegevoegde waarde aan PPS leveranciers en eindgebruikers door hen in staat te stellen hun eigen service te verbeteren en door hun efficiency en concurrentiekracht te vergroten. De kernactiviteit PPS vertegenwoordigt circa 92% van de totale omzet en vindt plaats in meer dan 25 landen verspreid over Europa, Noord-Amerika en Azië-Pacific (voornamelijk Australië en China).

De overige 8% van Hagemeyers omzet wordt gerealiseerd door de Agencies/ Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en andere merkproducten distribueren en luxeartikelen in een aantal kleinere Aziatische landen. ACE is winstgevend en genereert aantrekkelijke kasstromen.

In Europa en Australië wordt ongeveer 75% van onze PPS omzet gerealiseerd in C&I markt, de rest in de industriële markt. Verreweg het overgrote deel van ons assortiment bestaat uit elektrotechnische onderdelen en materialen. Veiligheidsproducten en andere niet-elektrotechnische MRO producten vertegenwoordigen nog slechts een klein, maar gestaag groeiend, percentage van onze omzet in deze delen van de wereld.

De situatie is anders in Noord-Amerika, dat goed is voor 24% van onze totale PPS omzet. In Noord-Amerika wordt circa 80% van de PPS omzet gerealiseerd in de industriële markt, de rest in C&I. In de Verenigde Staten zijn onze C&I-activiteiten geconcentreerd in het Zuidoosten en de mid-Atlantic regio. Onze Canadese en Mexicaanse bedrijven leveren uitsluitend aan industriële gebruikers. Een groot deel van onze activiteiten in Noord-Amerika bestaat uit 'integrated supply' contracten. Dit houdt in dat Hagemeyer aan industriële gebruikers, veelal op locatie, hoogwaardige one-stop-shopping diensten verleent waaronder inkoop, logistiek en voorraadbeheer voor een groot en divers aantal elektrotechnische en niet-elektrotechnische MRO producten. Door deze focus in Noord-Amerika op de industriële markt en op 'integrated supply' is ons assortiment hier veel breder dan enkel elektrotechnische materialen en leveren we ook een breed scala aan niet-elektrotechnische MRO producten, zoals veiligheidsproducten, snij-instrumenten en schuurmiddelen, hand- en elektrische machines, elektronica en smeer- en bevestigingsmiddelen.

### Huidige kernactiviteit biedt aanzienlijke mogelijkheden voor winstgroei

Hoewel Hagemeyer al goede voortgang heeft geboekt, zijn er nog steeds veel mogelijkheden om de basis van de activiteiten verder te verbeteren. Om de winstgevendheid te herstellen, is het niet nodig om ambitieuze, kostbare en, in Hagemeyers turnaround-situatie, riskante groei-initiatieven en veranderingsprogramma's in te gaan.

## *'De markt voor elektrotechnische producten is een aantrekkelijke groeimarkt'*

Hagemeyers belangrijkste activiteit is de distributie van elektrotechnische producten en materialen. De markt voor elektrotechnische producten is, op langere termijn, een aantrekkelijke groeimarkt, die nog steeds veel kansen biedt. Voortdurend worden nieuwe elektrotechnische toepassingen ontwikkeld en innovatieve leveranciers brengen continu nieuwe elektrotechnische producten en oplossingen op de markt om beter aan de steeds groeiende behoeften van klanten te voldoen. Er is steeds meer vraag naar betere kwaliteit, duurzaamheid, betere functionaliteit en toepasbaarheid van elektrotechnische producten.
De markt voor elektrotechnische producten wordt steeds diverser en complexer, niet alleen voor de eindgebruikers maar ook voor leveranciers. Alleen distributeurs van wereldklasse zoals Hagemeyer hebben de expertise en middelen in huis om leveranciers te helpen de kloof te overbruggen tussen hun Research & Development laboratoria en de eindgebruikers en zo de penetratiegraad van hun nieuwe producten te versnellen. Als een van de meest vooraanstaande distributeurs van elektrotechnische producten in de wereld is het dan ook een van Hagemeyers prioriteiten haar dienstverlening dusdanig verder te verbeteren dat leveranciers en eindgebruikers te allen tijde een hoogwaardige dienstverlening kan worden geboden op gebieden als ondersteuning bij product- en merkmarketing, trainingen aan eindgebruikers, technisch advies en ondersteuning en design en consultancy diensten.

Hagemeyer is nr. 1 of 2 in de meeste markten waarop zij opereert. Deze prominente positie berust veelal op een groot marktaandeel in het zeer concurrerende segment van de grote eindgebruikers. Waar dit het geval is, bieden de kleine en middelgrote eindgebruikers nog veel mogelijkheden voor winstgevende groei. Wij hebben ook het meeste marktaandeel en omzet per klant verloren bij de kleine en middelgrote eindgebruikers in die landen waar in 2003 sprake was van verstoring van de operationele processen. Het vergroten van ons marktaandeel en het heroveren van de verloren omzet per klant bij deze eindgebruikers is daarom een van onze belangrijkste prioriteiten.

Onze zeer gerichte focus op het verder verbeteren van de winstgevendheid van onze huidige elektrotechnische kernactiviteiten wil niet zeggen dat wij niet langer geloven in de mogelijkheden van het 'one-stop shopping' en 'integrated supply' concept voor elektrotechnische en niet-elektrotechnische MRO producten in Europa. De komende jaren zullen wij de zaken echter pragmatisch aanpakken en vooralsnog grote investeringen op dit gebied vermijden. In Europa is het concept van outsourcing van MRO inkoop, logistiek en voorraadbeheer door industriële gebruikers nog in een pril stadium. De mogelijkheden zijn er weliswaar, maar de ontwikkelingen zullen niet snel gaan. In Noord-Amerika heeft Hagemeyer op dit gebied al een expertise van wereldklasse ontwikkeld. Zodra het concept in Europa aanslaat, zal Hagemeyer dan ook in een sterke positie verkeren om die kans te benutten. Inmiddels zijn onze Amerikaanse klanten die wereldwijd opereren al bezig het concept naar hun vestigingen in Europa en andere delen van de wereld te exporteren. Wij zullen deze klanten daarin volgen, mits wij hen buiten Noord-Amerika op duurzaam winstgevende wijze van dienst kunnen zijn en mits dergelijke projecten niet conflicteren met andere, urgentere prioriteiten in het kader van de turnaround. Voor de komende jaren verwachten wij dan ook een geleidelijke ontwikkeling van onze activiteiten op het gebied van niet-elektrotechnische MRO en 'integrated supply' buiten Noord-Amerika en niet een spectaculaire versnelling van de groei.

Vooral van onze grote Amerikaanse industriële klanten komt steeds meer vraag naar wereldwijde dienstverlening. Hagemeyer heeft op dit gebied duidelijk een concurrentievoordeel. Er werd een Global Account Management functie in het leven geroepen om de dienstverlening aan deze klanten wereldwijd te coördineren en op basis van deze sterke positie nieuwe global accounts aan te trekken.

*'Hagemeyer heeft een duidelijk concurrentievoordeel door industriële klanten wereldwijd te ondersteunen'*

In onze branche zijn klanten vaak teveel tijd kwijt met het zoeken naar producten, leveranciers en voorwaarden en het plaatsen van orders. Wij kunnen deze klanten efficiënter laten werken door het verder uitbreiden van onze e-commercediensten. Klantvriendelijke elektronische bestelsystemen, die zijn toegesneden op het specifieke inkoopproces van de klant, worden daarom bij al onze werkmaatschappijen ingevoerd.

Onze internationale inkoopfunctie is versterkt. De belangrijkste doelstellingen zijn: meer volume van minder leveranciers te betrekken en daardoor kostenbesparing in de inkoop- en toeleveringsketen te behalen, nauwere samenwerking en betere communicatie met onze voornaamste leveranciers te faciliteren, het proces van inkoop benchmarking en de uitwisseling van best practices tussen de diverse werkmaatschappijen en inkoop op basis van categoriemanagement te verbeteren.

### Lokale service wereldwijd

Hagemeyer is een dienstverlenend bedrijf. Onze belangrijkste succesfactor is onze klanten op excellente wijze te bedienen. Uitstekende klantenservice vormt de basis voor omzetgroei, betere brutomarges en ook hogere productiviteit.

Wij streven naar serviceniveaus van wereldklasse bij al onze werkmaatschappijen. Hierbij richten wij ons op het versterken van de processen voor internationale benchmarking en de uitwisseling van best practices. Daarnaast zullen de door onze werkmaatschappijen gebruikte externe klanttevredenheidsonderzoeken verder in de hele organisatie worden ingevoerd.

De door onze klanten gewenste dienstverlening verschilt van land tot land. Ook C&I en industriële klanten hebben verschillende verwachtingen ten aanzien van service, net als kleine, middelgrote en grote klanten. Het hoofdkantoor moet het lokale management dan ook voldoende vrijheid geven om hun aanbod aan producten en diensten, systemen, logistiek en andere processen toe te snijden op de specifieke behoeften van hun lokale klanten.

Tegen deze achtergrond zien wij één gestandaardiseerd wereldwijd IT-systeem voor alle werkmaatschappijen niet langer als essentiële voorwaarde voor het bereiken van onze strategische doelstellingen. De bestaande legacy systemen bij de diverse werkmaatschappijen functioneren over het algemeen tot tevredenheid. In de nabije toekomst zullen geen grote vervangingen nodig zijn. De belangrijkste doelstelling voor lokale logistieke herstructureringsprojecten is het verbeteren van klantenservice. Hoewel het verhogen van productiviteit en het terugbrengen van voorraden ook heel belangrijk zijn, heeft het nastreven hiervan alleen zin als we tegelijkertijd in staat zijn ons serviceniveau te verhogen. Voor onze grotere markten zijn wij daarom afgestapt van het idee van grote nationale distributiecentra die een groot gebied bestrijken en een groot aantal verkoopvestigingen en klanten beleveren. Dit bleek in grote markten te kostbaar, te rigide en te omslachtig te zijn. Het logistieke model dat we in plaats daarvan willen invoeren omvat kleinere, minder dure en flexibelere regionale distributiecentra, die dichter bij de klant staan, een kleiner aantal verkoopvestigingen beleveren en die bovendien gemakkelijker zijn op te zetten en te exploiteren. In Duitsland is een dergelijk model al met succes ingevoerd. Een vergelijkbaar logistiek model wordt momenteel in het Verenigd Koninkrijk ingevoerd. Plannen zijn in ontwikkeling voor Spanje en Australië, waar invoering gepland is voor de komende jaren.

Dezelfde filosofie van 'klantenservice eerst' zal worden toegepast op de plannen die worden ontwikkeld voor het scheiden van bepaalde back-office activiteiten bij (verkoop)vestigingen (zoals inkoop, logistiek en administratieve ondersteuning) van de front-office werkzaamheden en de consolidatie daarvan in 'shared service centres' of callcenters.

*'Wij streven naar een hoge graad van decentralisatie en lokale autonomie'*

Binnen dit beleid van decentralisatie en lokale zelfstandigheid, zijn de belangrijkste operationele taken van het hoofdkantoor:

- het, in samenwerking met de werkmaatschappijen, ontwikkelen van de belangrijkste strategieën voor de Groep en het stellen van prioriteiten en richtlijnen, waarbij ruimte is voor voldoende zelfstandigheid en flexibiliteit van het lokaal management;
- toezicht houden op de werkmaatschappijen;
- het sturen, bewaken en ondersteunen van het turnaround proces;



- het faciliteren van internationale benchmarking en uitwisseling van best practices;
- het leiden en managen van internationale initiatieven zoals internationale inkoop, global account management en planning van management-opvolging en -ontwikkeling.

Het PPS Executive Committee, bestaande uit Hagemeyers CEO en CFO, de Vice President Operational Support en alle zes regionale CEO's, speelt een cruciale rol bij het uitvoeren van deze taken.

## 2004 – 2007: Business en winstgevendheid herstellen

De financiële doelstelling voor onze PPS business is een rendement op geïnvesteerd vermogen (ROIC) van 9% in 2007. Dit is inclusief geactiveerde goodwill. Goodwill buiten beschouwing gelaten, is de doelstelling circa 14%. Om dit te bereiken, moet de omzet de komende jaren gemiddeld met 3 tot 5% per jaar groeien.

Wij zullen dit doel voor 2007 bereiken door ons op een aantal kernprioriteiten te richten.

- Hagemeyer is al ver gekomen sinds de crisis in 2003. Toch moet er op bepaalde gebieden binnen de organisatie nog heel wat herstelwerk worden verricht om de onderneming weer op een zodanig niveau te brengen dat wij ons kunnen meten met gelijksoortige bedrijven. Er is nog veel verbetering mogelijk door simpelweg de basis van ons bedrijf verder te versterken:
  - Klantenservice vormt de basis voor alle andere verbeteracties op het gebied van verkoop, brutomarge, productiviteit en werkkapitaal. Bij de werkmaatschappijen die in 2003 in de problemen raakten, heeft de klantenservice in de loop van 2004 weer een concurrerend niveau bereikt. Een van onze belangrijkste prioriteiten is deze positieve trend vast te houden, zodat we uiteindelijk klantenservice van wereldklasse kunnen bieden.
  - Na een lange neerwaartse periode is er vanaf het tweede kwartaal van 2004 weer sprake van omzetgroei. Bij die werkmaatschappijen die in 2003 en begin 2004 last hadden van verstoringen, hebben wij niet zozeer veel klanten verloren, maar hebben we met name ingeleverd op de omzet per klant. Het weer op peil krijgen van de omzet per klant is iets makkelijker dan het terugwinnen van een verloren klant. Het is essentieel dat onze omzetgroei zich doorzet, met behulp van uitstekende klantenservice en een dynamische en professionele benadering van verkoop en marketing.
  - Er is nog voldoende ruimte om onze brutomarge te verbeteren. Verbetering kan met name worden gerealiseerd op het gebied van goede inzichtelijkheid, management en bewaking van marges; nauwe samenwerking met onze voornaamste leveranciers; slimmere prijsstelling, toegesneden op specifieke product- en klantsegmenten; hogere verkopen van hoogwaardige producten en diensten en een groter aandeel in het kleinere en middelgrote klantsegment.
  - Ook al hebben we in 2004 aanzienlijke voortgang geboekt op het gebied van kostenbesparingen, onze belangrijkste prioriteit was een halt toe te roepen aan de omzetdaling en weer groei te realiseren. Dalende omzetten zijn veel schadelijker voor ons resultaat dan het uitstellen van kostenreducerende initiatieven. Verloren omzet is moeilijk terug te winnen, maar het besluit om kosten te reduceren kan op ieder ogenblik weer genomen worden. Bij sommige werkmaatschappijen moesten wij kostenbesparende maatregelen vertragen en aanpassen om de klantenservice niet ernstig in gevaar te brengen en daarmee de hele bedrijfsvoering op het spel te zetten. Dit deed zich met name voor in het Verenigd Koninkrijk. Nu de klantenservice hersteld is, de omzet weer groeit en de herstructureringsplannen aan de marktrealiteit zijn aangepast, kunnen de kostenbesparingsprojecten weer worden opgepakt. Verdere verlaging van onze onderliggende kostenbasis staat dan ook hoog op de agenda voor 2005.

- Cash management blijft onze aandacht houden, door het verbeteren van de winstgevendheid en het verhogen van de werkkapitaalproductiviteit.

## *'Hagemeyers turnaround is grotendeels afhankelijk van de turnaround in het Verenigd Koninkrijk'*

- Voor wat betreft de werkmaatschappijen, zal verreweg de meeste aandacht blijven uitgaan naar het Verenigd Koninkrijk. Hagemeyers turnaround is grotendeels afhankelijk van de turnaround in het Verenigd Koninkrijk en wel in het bijzonder die van onze dochteronderneming Newey & Eyre. Op de korte termijn heeft dit dan ook de allerhoogste prioriteit. Gedurende 2004 heeft Hagemeyer in het Verenigd Koninkrijk op alle terreinen van de bedrijfsvoering aanzienlijke vooruitgang geboekt, maar we hebben nog wel een weg te gaan voordat wij het gat gedicht hebben tussen de negatieve EBITA (voor bijzondere posten) van € 111,6 miljoen in 2003 en een situatie van duurzame winstgevendheid. We zijn nu bezig het oorspronkelijke logistieke model, dat berustte op een groot nationaal distributiecentrum, te vervangen door een meer gedecentraliseerd en eenvoudiger model dat bestaat uit een aantal kleinere en goedkopere regionale distributiecentra. Hierdoor kunnen wij de klantenservice verder verbeteren en tegelijkertijd in versneld tempo kosten en voorraden reduceren. Bovendien is het management in het Verenigd Koninkrijk aanzienlijk versterkt door de benoeming in januari 2005 van een nieuwe CEO.
- Bij de andere werkmaatschappijen waar gedurende 2003 en begin 2004 sprake was van verstoring in de operationele processen, te weten de Verenigde Staten, Duitsland en Australië, zijn de ontwikkelingen weer positief.
  Wij richten ons er hier op om dit positieve momentum vast te houden en zo mogelijk zelfs te versnellen, zodat deze werkmaatschappijen zo snel mogelijk weer voldoende winstgevend zijn.
- Voor onze sterke spelers binnen PPS (t.w. Nordics, Spanje, Nederland, Zwitserland, Canada en Mexico) zal onze belangrijkste focus liggen op het continueren van deze sterke resultaten en het geven van de nodige steun om hun winstgevende groei zelfs te versnellen.

### Vanaf 2007: versnellen van winstgevende groei

De verwachting is dat Hagemeyer in 2006 weer winstgevend zal zijn en dat in 2007 een ROIC van 9% zal worden behaald. Tegen die tijd zal er een solide platform zijn om nieuwe groei-initiatieven te ontplooien.

Het concept van outsourcing van inkoop, logistiek en voorraadbeheer van MRO producten zal dan waarschijnlijk ook aan populariteit hebben gewonnen bij industriële eindgebruikers in Europa en in andere delen van de wereld buiten Noord-Amerika.

Hagemeyer zal in een sterke positie verkeren om in een snel tempo haar niet-elektrotechnische MRO producten en 'integrated supply' diensten buiten Noord-Amerika uit te breiden, door geleidelijk aan te investeren in additionele verkoop, marketing, logistiek en dienstverlening en door relatief kleine strategische acquisities op het gebied van niet-elektrotechnische MRO producten te doen.

Een andere mogelijkheid om nieuwe groei te realiseren is geografische expansie naar belangrijke landen in Europa en Azië waar Hagemeyer nog niet actief is en waar ons business model op een winstgevende manier waarde kan toevoegen voor leveranciers en eindgebruikers. Een dergelijke uitbreiding zal voornamelijk door overnames van middelgrote succesvolle lokale spelers plaatsvinden. Geografische expansie kan ook worden gerealiseerd door onze geografische dekking te vergroten in landen zoals de Verenigde Staten.

### Het bedrijf managen voor de lange termijn

Onze hoofddoelstelling is het leveren van een bevredigend rendement voor aandeelhouders op de lange termijn, waarbij wij de hoogste standaarden voor integriteit en eerlijkheid hanteren. Deze doelstelling kan niet worden bereikt zonder de inzet en toewijding van de mensen die voor Hagemeyer werken en zonder de actieve steun van alle andere belanghebbenden zoals onze klanten, leveranciers en financiers.


T5
The
airport

# 'Leveren op de juiste tijd en plaats is essentieel voor een project van £ 4 miljard zoals Terminal 5 van Heathrow'

Hagemeyer is een marktleider op het gebied van projectondersteuning. Om een voorbeeld te noemen, onze Britse dochter Newey & Eyre is toeleverancier voor een van de grootste constructieprojecten in Europa geworden: de bouw van de nieuwe Terminal 5 op Heathrow Airport. Volgens Matthew Riley, Commercieel Directeur van de British Airport Authority en verantwoordelijk voor het projectmanagement, vraagt de omvang van het project betrouwbaarheid en flexibiliteit in elk stadium.

### Wat we doen

- Newey & Eyre beheert de voorraden van alle standaardgoederen op elektrotechnisch gebied en producten voor de constructie van de terminal.
- We verzorgen de complexe logistiek om op de juiste tijd en plaats op de bouwplaats te leveren.



### Hoe we het doen

- We hebben op de bouwplaats een magazijn opgezet waar werkpakketten worden samengesteld die we volgens afspraak leveren.
- Deze pakketten worden verwerkt tot handzame installatie kits met de benodigde producten voor een bepaald projectstadium.

### Wie het doen

- Hagemeyer heeft Mike Linney (rechts) - een ervaren manager- voor de duur van het 3,5-jarige contract op de bouwplaats gestationeerd.
- Mike Linney werkt nauw samen met Matthew Riley (links), Commercieel Directeur van de British Airport Authority.

Bundeling van krachten 'De bouwplaats van Heathrow Terminal 5 omvat 100 hectare en door de nieuwe terminal zal het passagiersverkeer naar verwachting met 30 miljoen mensen per jaar toenemen', aldus Riley. 'Het project gaat zo'n £ 4,2 miljard kosten en zal naar verwachting in 2007 klaar zijn. De omvang van het project vraagt om leveranciers die groot genoeg zijn en de ervaring hebben om elk aspect van de toelevering te kunnen bewaken. Na een lang aanbestedingsproces hebben we Newey & Eyre aangewezen als leverancier voor alle standaardgoederen op elektrotechnisch gebied en producten voor de constructie van de nieuwe terminal. Ze hebben het contract gewonnen op basis van hun staat van dienst en de transparantie van hun bod en werken samen met BBS, een grote technische distributeur.'

Rijke ervaring 'Hagemeyer biedt wereldwijde leveringsnetwerken, ondersteund door lokale dienstverlening en dat is van onschatbare waarde voor dit project. Alleen al voor het terminalgebouw levert Hagemeyer duizenden lampen en schakelaars, maar ook kilometers kabel. Dat vraagt om flexibiliteit, want de planning kan snel veranderen. De logistieke operatie wordt uitgevoerd vanuit een magazijn van 20.000- 'square-foot'. Daar worden werkpakketten samengesteld en op het gewenste moment op de bouwplaats afgeleverd. Deze pakketten worden verwerkt tot handzame deelpakketten voor de installatie. Zo worden de pakketten voor de verlichting van de vertrekhal bijvoorbeeld onderverdeeld in verschillende kits die precies op het juiste moment geleverd kunnen worden. Tijdige levering is dus gegarandeerd.'

## Wat we doen

- Hagemeyer is een toonaangevende groothandel in elektrotechnische materialen die locale aanwezigheid combineert met landelijke distributie.
- Over het algemeen worden producten binnen 24 uur na bestelling geleverd.
- Veel bestellingen worden zelfs nog dezelfde dag afgeleverd.

## Hoe we het doen

- Klanten kunnen in de winkel, per telefoon of via het internet bestellen.
- Opslag, logistiek en distributie zijn efficiënt georganiseerd.
- Medewerkers worden geselecteerd op hun technische kennis en krijgen intensieve training.

## Wie het doen

- In Zweden werken zo'n 760 mensen in de winkels, verkoopkantoren, het centrale magazijn en het hoofdkantoor.
- In Täby wordt Tommie Jönsson van installatiebedrijf Bällsta El geholpen door winkelmanager Morgan Lavén en zijn drie collega's.



# ‘Na al die jaren van dagelijkse bezoekjes voelt de winkel als mijn tweede huis’

Hagemeyers wereldwijde activiteiten omvatten het leveren van elektrotechnische materialen en andere benodigdheden aan kleine constructie- en installatiebedrijven. In de Zweedse gemeente Täby, staat een van de 44 winkels waarmee Hagemeyer-dochter Elektroskandia een landelijk dekkend netwerk heeft opgebouwd. Tommie Jönsson is hier al 18 jaar klant. Hij vertelt over de ervaringen van zijn installatiebedrijf Bällsta El met Elektroskandia.


Kopplingsdosor

**Makkelijk aanspreekbare medewerkers, handige locatie** ‘De medewerkers van Elektroskandia zijn vakkundig, vriendelijk en altijd tot overleg bereid,’ stelt Jönsson: ‘Ik kan mijn mening geven en vragen stellen. Zij zijn altijd aanspreekbaar en geïnteresseerd. Als de winkelmanager of een van de verkopers niet direct een antwoord op mijn vraag hebben, nemen ze contact op met anderen en bellen me dan altijd later terug.’ Dat de winkel in de buurt is, is een ander voordeel, hoewel Jönsson vaak bestellingen via het internet doorgeeft. ‘Meestal ben ik overdag ergens aan het werk. Als ik aan het eind van de dag bij de on-line shop bestel, kan ik de artikelen de volgende ochtend bij de winkel ophalen. Dat doe ik liever dan direct op locatie te laten leveren, want dan heb ik de mogelijkheid om nog extra dingen te kopen als dat nodig is.’

**De winkel als trefpunt** Voor Jönsson is de winkel ook een plaats om anderen te ontmoeten. Hij treft er regelmatig collega’s en vrienden. Soms spreken ze zelfs af bij de winkel in plaats van op het eigen kantoor. ‘De winkel serveert ’s ochtends ontbijt en later op de dag kun je er terecht voor je koffie- of theepauze. Tijdens de bijeenkomsten is er altijd winkelpersoneel aanwezig om vragen te beantwoorden en informatie te geven over nieuwe producten. Soms organiseren ze zelfs speciale cursussen en nemen ons mee naar grote beurzen. Dat wordt enorm gewaardeerd!’, aldus Jönsson.

# ‘Dienstverlening met meerwaarde door overname van het voorraadbeheer’

Hagemeyer North America (HNA) opereert met meer dan 4.200 medewerkers op zo’n 400 locaties in Canada, Mexico en de Verenigde Staten. HNA onderscheidt zich door complete oplossingen te bieden in plaats van alleen producten. Klanten als General Motors (GM) ervaren de meerwaarde van Hagemeyers diensten, waaronder ‘Vendor Managed Inventory’ (VMI), zoals bijvoorbeeld Allison Transmission, een GM company in White Marsh, Maryland, VS. HNA National Accounts Manager Jeff Robinson licht de relatie tussen Hagemeyer en GM toe.



Transmission

**Geïntegreerde ervaring** 'In 1999 en 2000 heeft Hagemeyer drie grote Noord-Amerikaanse bedrijven overgenomen en is begonnen met de integratie ', aldus Robinson. 'Het gaat om CamBar, Tristate en Vallen en die bedrijven hadden allemaal een bestaande relatie met General Motors (GM). Hagemeyer North America (HNA) heeft de sterke punten van deze relaties gecombineerd en gemaximaliseerd om de samenwerking met GM verder te ontwikkelen. Momenteel ondersteunt HNA General Motors op zes locaties in twee landen. Bij de fabriek van GM in White Marsh, Maryland, verzorgt Hagemeyer het voorraadbeheer van de standaard elektrotechnische materialen voor Allison Transmission.'

**Groeiende relatie** 'Bundeling van ervaring en expertise van Hagemeyer in Noord-Amerika heeft geleid tot een sterkere en groeiende relatie met GM,' aldus Robinson. 'In het begin waren we hoofdzakelijk leverancier voor de GM-fabrieken waar onderdelen geproduceerd worden en leverden we per vestiging verschillende ondersteunende diensten. De laatste paar jaar is de relatie gegroeid, waardoor HNA nu een full-time 'integrated supply' partner is op locatie bij verschillende productiebedrijven van GM. De service die we leveren is ervoor te zorgen dat we binnen het voorraadbudget van GM blijven en dat we aantoonbare kostenbesparingen realiseren. Wij noemen deze dienst 'Vendor Managed Inventory'. GM ziet het als een programma voor het management van de standaard elektrotechnische materialen.'



| Wat we doen | Hoe we het doen | Wie het doen |
|---|---|---|
| • Vendor Managed Inventory is een van de vele toegevoegde waardediensten waarmee Hagemeyer zijn klanten helpt bij het beheer van hun voorraadbudgetten voor Maintenance, Repair, Operations (MRO) producten en elektrotechnische materialen. | • HNA's services voor GM variëren van de meest basis 'koop-verzend-factureer' activiteiten tot de meest complexe, complete en uitgebreide programma's voor voorraadmanagement op locatie. | • National Account Managers Jeff Robinson, Bill Beauston en Michael Shomo zijn verantwoordelijk voor het onderhouden van de relatie van HNA met General Motors in de Verenigde Staten en Mexico. |

## Wat we doen

- Hagemeyer levert een assortiment van tienduizenden producten aan bedrijven en direct op projectlocaties. In Duitsland opereren we met een landelijk netwerk van meer dan [illegible] verkoopvestigingen en 11 regionale distributiecentra.

## Hoe we het doen

- Een geavanceerd plannings-systeem, geïntegreerde bestelfaciliteiten (24 uur per dag beschikbaar) en vakkundige medewerkers garanderen dat we altijd op de afgesproken tijd en plaats leveren.

## Wie het doen

- In Bremen is Jens Bührmann als buitendienstverkoper verantwoordelijk voor Elektro-Strohschein. Op de foto onder ziet u de eigenaar van Elektro-Strohschein, Dieter Strohschein, die het dagelijkse telefoontje beantwoordt van binnendienstverkoper Marcus Böttcher.



# 'Bij het logistieke centrum hebben ze aan een half woord genoeg'

Hagemeyer is internationaal een bekende naam op het gebied van elektrotechnische materialen. Met name middelgrote constructie- en installatiebedrijven maken gebruik van ons brede productaanbod en de technische kennis van onze medewerkers. Een voorbeeld daarvan is Elektro-Strohschein dat Hagemeyer Deutschland inschakelt voor snelle en secure toelevering, zowel bij de onderneming zelf als op projectlocaties. Eigenaar Dieter Strohschein vertelt over de accuratesse en betrouwbaarheid van Hagemeyers logistieke centrum in Bremen.



Afgestemd op de wensen van de klant 'Elke ochtend krijgen we een telefoontje van Hagemeyers verkoopafdeling in Bremen.' vertelt Strohschein, 'Dan bespreken we welke producten en materialen we op welk moment voor welke projecten nodig hebben en wanneer ze op welke locatie bezorgd moeten worden. Door hun vakkennis hebben de verkoopmensen aan een half woord genoeg. Vervolgens worden de bestellingen elektronisch verwerkt, in het magazijn gereed gemaakt voor transport en op het afgesproken moment verzonden. Dat lijkt misschien simpel, maar we bestellen de meest uiteenlopende producten. Bovendien moet alles precies op het juiste moment worden geleverd. Niet alleen bij ons bedrijf, maar ook op bouwplaatsen verspreid over heel Noord-Duitsland. Dat verloopt bijzonder soepel, al sinds we in 1981 klant werden.'

Betrouwbaar en scherp geprijsd 'Hagemeyer heeft een assortiment van tienduizenden producten', vervolgt Strohschein. 'We kunnen dus bijna alles wat we nodig hebben bij ze kopen. Dat biedt een groot voordeel, want onze activiteiten zijn zeer divers. We leveren onder meer systemen voor beveiliging, vaste telefonie, mobiele communicatie, tijdregistratie en toegangscontrole. Daarbij verzorgen we niet alleen de installatie, maar ook de bekabeling. Per fase in een project hebben we veel verschillende producten nodig. Dus moet alles precies kloppen en op de juiste tijd geleverd worden. Wat dat betreft is mijn ervaring dat Hagemeyer leveringsafspraken altijd nakomt. Spoedbestellingen zijn binnen 24 uur ter plaatse. Een ander pluspunt is de prijsstelling, die kan ik zonder meer als scherp kwalificeren.'

# Geconsolideerde omzet en resultaten

## Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 5.426,7 | 6.337,8 |
| *Autonome groei (niet aangepast voor werkdagen)* | *3,5%* | *(4,9%)* |
| Bruto omzetresultaat | 1.240,7 | 1.346,4 |
| *Brutomarge* | *22,9%* | *21,2%* |
| Operationele lasten (exclusief afschrijving goodwill) | (1.244,7) | (1.373,3) |
| *Operationele lasten als percentage van de omzet* | *(22,9%)* | *(21,7%)* |
| Overige operationele baten | 2,6 | 17,6 |
| EBITA | (1,4) | (9,3) |
| *EBITA als percentage van de omzet* | *(0,0%)* | *(0,1%)* |
| 13 maands gemiddeld netto werkkapitaal | 756,7 | 957,1 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *13,9%* | *15,1%* |

De **netto omzet** over 2004 bedroeg € 5.426,7 miljoen (2003: € 6.337,8 miljoen). Door het netto effect van desinvesteringen en acquisities nam de omzet af met € 989,0 miljoen. Dit had vooral betrekking op de desinvestering van Tech Pacific en Stokvis Tapes Groep in 2003 en GPX en Retail Duitsland in 2004. Wisselkoersen hadden een negatief effect van € 106,7 miljoen op de omzet, vooral door het zwakker worden van de US-dollar gedurende 2004. Dit werd gedeeltelijk gecompenseerd door een sterker Pond Sterling en een sterkere Australische dollar.

De **autonome groei** voor het jaar was 3,5% (€ 184,6 miljoen), met een groeipercentage van 3,2% in het eerste halfjaar en van 3,9% in het tweede halfjaar.
Het aandeel van de **Professional Products en Services (PPS)** activiteiten in de totale netto omzet van de Groep bedroeg € 4.988,4 miljoen, ofwel 92% (2003: € 5.061,9 miljoen en 80% van de totale netto omzet over 2003).

- Netto omzet in 2004: € 5,4 miljard, autonome groei 3,5%
- EBITDA voor bijzondere posten in 2004: € 41 miljoen, op vergelijkbare basis (zie pagina 112) € 46 miljoen beter dan in 2003
- Netto verlies over 2004: € 164 miljoen, nagenoeg een halvering van het netto verlies 2003
- Vrije kasstroom (voor opbrengst van desinvesteringen) voor het tweede halfjaar 2004 € 63 miljoen positief, voor het hele jaar € 76 miljoen negatief
- PPS gemiddeld netto werkkapitaal als percentage van de omzet teruggebracht tot 14,2% (2003: 16,4%)

Tjalling Tiemstra, CFO



Voortbouwend op onze verbeterde werkkapitaal productiviteit concentreren wij ons nu op het verder verbeteren van ons operationeel resultaat om daarmee onze ROIC doelstelling voor 2007 te behalen.

**De autonome groei** (niet aangepast voor werkdagen) voor de **kernactiviteit PPS** was in 2004: 3,8% (3,1% in het eerste halfjaar en 4,5% in het tweede halfjaar).

Op basis van een gelijk aantal werkdagen realiseerde de **kernactiviteit PPS** 3,2% **autonome groei** (eerste halfjaar 2004: 2,1% en tweede halfjaar 2004: 4,2%).

**PPS Nordics** leverde de **grootste bijdrage** aan de autonome omzetgroei over 2004, met aanhoudende hoge omzetten aan nutsbedrijven en de telecomindustrie, die een lagere dan de gemiddelde brutomarge hebben.

Het **bruto omzetresultaat** over 2004 bedroeg € 1.240,7 miljoen, een daling van € 105,7 miljoen ten opzichte van het voorgaande jaar. De brutomarge nam toe van 21,2% in 2003 tot 22,9% in 2004. Deze toename geeft de veranderde samenstelling van de omzet van de Groep weer, vooral door het wegvallen van het omzetaandeel van Tech Pacific en GPX met lage marges.

### Mutaties in werkelijk aantal FTE's

| | 2004 | 2003 |
|---|---|---|
| Aantal FTE's per 1 januari | **19.057** | **22.510** |
| Reductie in aantal FTE's als gevolg van netto effect van desinvesteringen/acquisities | **(787)** | **(2.032)** |
| Mutaties in FTE's bij | | |
| PPS Europa | (275) | (968) |
| PPS Noord-Amerika | (251) | (266) |
| PPS Azië-Pacific | - | 67 |
| ACE | (38) | (189) |
| Hoofdkantoor en overige | (26) | (65) |
| | **(590)** | **(1.421)** |
| Totale mutatie in FTE's | **(1.377)** | **(3.453)** |
| Aantal FTE's per 31 december | **17.680** | **19.057** |

De **operationele lasten** namen af van € 1.373,3 miljoen in 2003 tot € 1.244,7 miljoen in 2004. De operationele lasten namen met € 24,3 miljoen af als gevolg van wisselkoersmutaties en met € 103,3 miljoen als gevolg van desinvesteringen. Kostenbesparingen van circa € 46,1 miljoen als gevolg van het terugbrengen van het aantal arbeidsplaatsen, werden teniet gedaan door € 23,4 miljoen aan kosteninflatie en kostenstijgingen van € 21,7 miljoen. Het merendeel van de kostenstijgingen houdt verband met aan het herstel gerelateerde kosten, zoals voorzieningen voor bonussen voor lokaal personeel en kosten in het kader van operationele verbeteringsprojecten, vrachtkosten verband houdend met de logistieke reorganisatie in het Verenigd Koninkrijk en andere kosten met een eenmalig karakter.

**EBITDA voor bijzondere posten** was € 41,0 miljoen voor 2004, een stijging van € 0,4 miljoen ten opzichte van 2003, en een stijging van € 45,5 miljoen ten opzichte van 2003 op vergelijkbare basis (zie pagina 112). De EBITDA marge was 0,8%, ten opzichte van 0,6% in 2003.

Hagemeyer is in 2003 gestart met een programma om het **aantal arbeidsplaatsen terug te brengen.** Mutaties in het aantal arbeidsplaatsen ultimo 2004 en ultimo 2003 zijn in bovenstaande tabel weergegeven.

Per 31 december 2004 bedroeg het werkelijk aantal arbeidsplaatsen 17.680, ten opzichte van 19.057 per 31 december 2003. Van de afname van 1.377 arbeidsplaatsen in 2004 zijn er 787 toe te schrijven aan desinvesteringen. Het merendeel van de afname van 590 arbeidsplaatsen bij de bedrijven vond plaats in PPS Duitsland, het Verenigd Koninkrijk en Noord-Amerika. In de tweede helft van 2004 werd het terugbrengen van het aantal arbeidsplaatsen in het Verenigd Koninkrijk enkele maanden opgeschort om het serviceniveau tijdens de implementatie van het nieuwe logistieke model op peil te houden. In Mexico werd een belangrijk contract terug gewonnen. Voor dit contract was het nodig om extra personeel aan te trekken. Dit verhoogde het aantal arbeidsplaatsen met circa 100 meer dan in het oorspronkelijke plan.

## Bijzondere posten

| | (In € miljoen) |
|---|---|
| Netto boekwinst op desinvesteringen (voornamelijk betrekking hebbend op de desinvestering van het resterende aandeel in Tech Pacific en de desinvesteringen van GPX en de retail activiteiten in Duitsland) | 44,7 |
| Amortisatie en algehele afschrijving van immateriële vaste activa, voornamelijk betrekking hebbend op ICT | (39,6) |
| Bijzondere posten met betrekking tot regelgeving en risico management | (11,3) |
| Bijzondere posten verband houdend met het terugbrengen van het aantal arbeidsplaatsen | (10,4) |
| Bijzondere posten verband houdend met de herstructurering van het vestigingennetwerk (voornamelijk verband houdend met leegstaande huurpanden in Duitsland, de Verenigde Staten en Australië, alsmede boekwinsten en -verliezen op vaste activa, exclusief kosten verband houdend met het terugbrengen van het aantal arbeidsplaatsen en sluiting/desinvestering van retail activiteiten in Duitsland) | (4,4) |
| Bijzondere posten verband houdend met de herstructurering van magazijnen (inclusief rationalisatie van voorraden, verplaatsing van magazijnen en andere daarmee verband houdende kosten) | (3,4) |
| Bijzondere posten verband houdend met de herstructurering van shared service centers | (3,3) |
| Verschillende overige bijzondere posten | (4,5) |
| **Netto bijzondere lasten** | **(32,2)** |

**EBITA voor bijzondere posten** over 2004 was € 1,4 miljoen negatief, een verbetering van € 7,9 miljoen ten opzichte van de EBITA over 2003. Op vergelijkbare basis verbeterde de EBITA met € 50,1 miljoen, van € 51,5 miljoen negatief in 2003 tot € 1,4 miljoen negatief in 2004.

**Netto bijzondere lasten** over 2004 bedroegen € 32,2 miljoen (2003: € 126,0 miljoen) en zijn hierboven nader gespecificeerd. De belangrijkste componenten zijn een netto boekwinst, voornamelijk verband houdend met de desinvesteringen van Tech Pacific, GPX en de retail activiteiten in Duitsland, en de amortisatie en afschrijving van immateriële activa, die vooral ICT gerelateerd zijn.

Gedurende het jaar werd € 25,6 miljoen van de **herstructurerings- en reorganisatievoorzieningen** van eind 2003 aangewend. Hiervan is circa € 23,3 miljoen aangewend in verband met de reorganisatie van de PPS activiteiten. Hierin waren kosten begrepen voor de stroomlijning van de logistieke infrastructuur, de rationalisering van het vestigingennetwerk in Europa en Noord-Amerika en het terugbrengen van het aantal arbeidsplaatsen. Het resterende bedrag van € 2,3 miljoen had voornamelijk betrekking op reorganisaties en het terugbrengen van het aantal arbeidsplaatsen in de Agencies/Consumer Electronics activiteiten en op leegstaande huurpanden.
Per 31 december 2004 bedroeg de totale herstructurerings- en reorganisatievoorziening € 26,9 miljoen (€ 40,8 miljoen ultimo 2003).

Het **aandeel in het resultaat van deelnemingen** nam toe van € 5,9 miljoen in 2003 tot € 9,1 miljoen in 2004. De toename houdt voornamelijk verband met Hagemeyers resterende belang van 31,5% in het resultaat van Tech Pacific, dat van 1 juni 2003 tot 1 november 2004 onder deze post werd verantwoord.

De **netto financiële lasten** namen af van € 122,0 miljoen in 2003 tot € 83,6 miljoen in 2004. In de netto financiële lasten over 2003 was een bedrag van € 45,0 miljoen begrepen voor 'standstill' kosten en advieskosten verbandhoudend met de herfinanciering van de onderneming.
In de netto financiële lasten over 2004 is voorts een bedrag van € 18,5 miljoen begrepen verband houdend met de herfinanciering. In deze kosten is een eenmalige 'make-whole payment' aan bepaalde 'note holders' begrepen (€ 11,8 miljoen), als gevolg van de succesvolle aandelenemissie in februari 2004. De rentevoordelen ten gevolge van de lagere gemiddelde

schuld ten opzichte van 2003 werden tenietgedaan door hogere rentepercentages.

De post **belastingen** bedroeg € 24,8 miljoen, inclusief een afschrijving van € 19,6 miljoen op actieve belastinglatenties.

Het **netto resultaat** over 2004 was € 164,1 miljoen negatief (2003: € 318,0 miljoen negatief). Per aandeel verbeterde het netto resultaat van € 2,91 negatief in 2003 tot € 0,34 negatief in 2004 (op basis van het per jaareinde gemiddeld aantal uitstaande aandelen). Als gevolg van de aandelenemissie van februari 2004 nam het **aantal uitstaande aandelen** toe tot 516.091.042 per 31 december 2004 (109.459.256 per 31 december 2003).

PPS gemiddeld netto werkkapitaal[1]


22%
20%
18%
16%
14%
12%
2002
2003
2004
PPS Europa
PPS Azië-Pacific
PPS Noord Amerika
PPS Totaal

[1] Op basis van een gelijk aantal werkdagen

## Financiële positie

De **totale vaste activa** bedroegen per jaareinde € 2.320,2 miljoen, een afname van € 283,2 miljoen ten opzichte van 31 december 2003. Het netto effect van acquisities en desinvesteringen heeft geleid tot een afname van de totale activa met € 55,7 miljoen. Wisselkoersmutaties hadden een negatief effect van € 67,6 miljoen.

De post **immateriële activa** bedroeg per jaareinde € 495,7 miljoen. Hiervan had € 34,7 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties en handelsnamen. In 2004 werden de niet-gealloceerde gekapitaliseerde kosten voor software volledig afgeschreven. Dit resulteerde in een bijzondere last van € 39,6 miljoen. Per 31 december 2004 is een bedrag van € 461,0 miljoen aan geactiveerde goodwill begrepen in de immateriële activa.

Het **eigen vermogen** nam toe van € 542,5 miljoen ultimo 2003 tot € 777,8 miljoen ultimo 2004. Deze stijging is het gevolg van de aandelenemissie in februari 2004 met een netto opbrengst van € 433,8 miljoen, gedeeltelijk tenietgedaan door het netto verlies van € 164,1 miljoen over 2004 en een negatief effect van wisselkoersmutaties van € 34,4 miljoen. In 2003 werd een bedrag van € 6,1 miljoen aan kosten verband houdend met de aandelenemissie in de balans geactiveerd. In 2004 zijn deze kosten ten laste gebracht van de opbrengsten uit de aandelenemissie in het eigen vermogen.

Het **gemiddeld netto werkkapitaal** als percentage van de omzet voor de Groep nam af van 15,1% in 2003 tot 13,9% in 2004. De PPS activiteiten realiseerden een verbetering van 16,4% vorig jaar tot 14,2% in 2004. Dit resulteerde in een afname van het gemiddelde werkkapitaal van meer dan € 100 miljoen ten opzichte van 2003.

Het gemiddelde netto werkkapitaal als percentage van de omzet voor de Agencies/Consumer Electronics activiteiten nam toe van 19,4% vorig jaar tot 21,3% in 2004, gedeeltelijk als gevolg van de desinvestering van GPX per 1 april 2004, een onderneming met een relatief laag werkkapitaalbeslag.

Het totale **netto werkkapitaal** bedroeg per 31 december 2004 € 705,4 miljoen (2003: € 749,0 miljoen) en het netto handelswerkkapitaal van de Groep bedroeg € 853,3 miljoen (2003: € 923,1 miljoen). Het niet-handelswerkkapitaal van € 147,9 miljoen negatief (2003: € 174,1 miljoen negatief) bestaat voornamelijk uit te ontvangen en te betalen belastingen, overlopende posten en vooruitbetaalde kosten.

De **vrije kasstroom** (voor opbrengst van desinvesteringen) voor 2004 was € 75,8 miljoen negatief (2003: € 137,6 miljoen negatief). De positieve kasstromen uit EBITDA voor bijzondere posten (€ 41,0 miljoen), de afname van het werkkapitaal (€ 36,1 miljoen) en ontvangen dividenden (€ 3,7 miljoen), werden overtroffen door negatieve kasstromen als gevolg van financiële lasten (€ 73,0 miljoen), buitengewone herstructureringskosten (€ 50,6 miljoen), wijzigingen in overige voorzieningen (€ 1,9 miljoen), belastingen (€ 11,5 miljoen) en koop en verkoop van vaste activa (€ 19,6 miljoen).

De **netto rentedragende schuld** van de Groep nam af van € 926,9 miljoen ultimo 2003 tot € 476,4 miljoen per 31 december 2004. De afname met € 450,5 miljoen, bestond uit een afname als gevolg van het netto effect van de aandelenemissie in 2004 (€ 439,9 miljoen), een afname van € 93,4 miljoen verband houdend met de netto kasstroom uit acquisities en desinvesteringen, een toename van € 75,8 miljoen als gevolg van een negatieve vrije kasstroom en een toename van € 7,0 miljoen als gevolg van mutaties in vreemde valutakoersen. In de netto schuld is vanaf de uitgiftedatum 5 februari 2004, € 150 miljoen aan achtergestelde converteerbare obligaties opgenomen. De afname van de netto schuld met € 192,1 miljoen in het laatste kwartaal van 2004 was voornamelijk het gevolg van een seizoensmatig lager werkkapitaal, vooral als gevolg van een afname van debiteuren en voorraden.
Een andere belangrijke 'cash inflow' was het bedrag van € 83,2 miljoen dat Hagemeyer ontving als gevolg van de verkoop van het belang van 31,5% in Tech Pacific. De aan Hagemeyer ter beschikking staande financieringsfaciliteiten werden dienovereenkomstig teruggebracht. De niet-gebruikte senior leningfaciliteiten van Hagemeyer bedroegen per 31 december 2004 circa € 250 miljoen.

# Vooruitzichten

- Ten opzichte van 2004 verwachten wij voor 2005:
  - een verdere toename van de omzet, mits onze markten niet verslechteren;
  - besparingen in de operationele lasten te realiseren die tenminste de inflatoire en volume-gerelateerde kostenmutaties zullen compenseren;
  - een verbetering van onze EBITA-marge als percentage van de omzet;
  - te voldoen aan de financiële convenanten per 31 december 2005 ten aanzien van de senior leningfaciliteiten. Wij gaan er daarbij vanuit dat de netto cash betaalde bijzondere posten (zoals opgenomen in de definitie van de interest cover) in 2005 de € 40 miljoen niet te boven zullen gaan;
  - een aanzienlijke verdere daling van ons nettoverlies.
- Voor 2006 verwachten wij een positief netto resultaat.
- Wij hebben voor 2007 een rendement op geïnvesteerd vermogen (ROIC) doelstelling van circa 9% voor onze PPS activiteiten. Dit is voor bijzondere posten, inclusief op het moment van acquisitie van de betrokken ondernemingen geactiveerde goodwill, exclusief hoofdkantoorkosten en uitgaande van een jaarlijkse autonome omzetgroei van 3 tot 5%.



# Professional Products en Services (PPS)

## Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 4.988,4 | 5.061,9 |
| *Autonome groei (op basis van een gelijk aantal werkdagen)* | *3,2%* | *(7,1%)* |
| Bruto omzetresultaat | 1.108,6 | 1.132,1 |
| *Brutomarge* | *22,2%* | *22,4%* |
| Operationele lasten (exclusief afschrijving goodwill) | (1.111,2) | (1.178,5) |
| *Operationele lasten als percentage van de omzet* | *(22,3%)* | *(23,3%)* |
| Overige operationele baten | 1,4 | 3,7 |
| EBITA | (1,2) | (42,7) |
| *EBITA als percentage van de omzet* | *(0,0%)* | *(0,8%)* |
| 13 maands gemiddeld netto werkkapitaal | 706,9 | 827,7 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *14,2%* | *16,4%* |
| Aantal vestigingen | 1.101 | 1.186 |
| Aantal werknemers | 16.517 | 17.596 |

### Serviceniveau hersteld, omzetgroei hervat

Voor onze kernactiviteit PPS was 2004 een jaar van herstel en wederopbouw. De operationele problemen die de verstoring van de bedrijfsvoering veroorzaakten zijn in het eerste halfjaar van 2004 opgelost en de serviceniveaus zijn hersteld. Het eerste kwartaal van 2004 was nog moeilijk voor de PPS activiteiten. Hagemeyers herfinanciering werd pas in februari 2004 afgerond en gedurende de eerste maanden van 2004 bestond er bij klanten, leveranciers en medewerkers nog veel onzekerheid over de toekomst van Hagemeyer. Het eerste kwartaal van 2004 werd daardoor gekenmerkt door vrijwel gelijkblijvende omzet, teruglopende brutomarges en gebrek aan voortgang op andere voor de bedrijfsvoering belangrijke gebieden. Pas vanaf het tweede kwartaal kon de gehele onderneming zich volledig richten op het begin van de turnaround; herstel van service, omzetgroei, verbetering van brutomarges, terugbrengen van kosten en verdere verbetering van de productiviteit van het werkkapitaal.

Na jaren van omzetdaling was bij onze kerndivisie PPS in het tweede kwartaal van 2004 weer sprake van **omzetgroei** (autonoom, op basis van een gelijk aantal werkdagen) en die omzetgroei heeft zich in de rest van het jaar doorgezet. Met een groeipercentage van 4,7% in het vierde kwartaal behaalde PPS de hoogste groei in enig kwartaal sinds 2000. De belangrijkste redenen voor dit omzetherstel in 2004 waren: de regio Nordics met een omzetgroei van 12,4%, vooral dankzij hoge omzetten aan de telecomindustrie en nutsbedrijven, het herstel van de serviceniveaus bij die bedrijven

waar de omzet eerder was afgenomen en een algemene verbetering van de marktomstandigheden in de meeste landen. Op basis van een gelijk aantal werkdagen was de groei in PPS in 2004 3,2%. De groei nam in het tweede halfjaar toe tot 4,2% ten opzichte van 2,1% in het eerste halfjaar.
Met uitzondering van Duitsland en Australië is de omzet bij alle grotere PPS ondernemingen in 2004 toegenomen. De omzetdaling in Duitsland werd gedurende de tweede helft van het jaar steeds kleiner. Duitsland zal naar verwachting in 2005 weer een positieve omzetgroei laten zien. In Australië herstelde de omzetgroei zich in het vierde kwartaal tot 4,9%. Nordics en Spanje bleven het hele jaar door uitstekend presteren. Ook in Nederland, Zwitserland, Canada en Mexico werden goede resultaten gerealiseerd. Onze activiteiten in China, Rusland, Polen en de Baltische Staten ontwikkelden zich ook veelbelovend.

## Focus op brutomarge

De **brutomarge** van onze PPS activiteiten nam af met 20 basispunten (van 22,4% in 2003 tot 22,2% in 2004). Op vergelijkbare basis (zie pagina 112) was de PPS marge met 22,2% gelijk aan die in 2003. De brutomarges in 2004 bleven laag, omdat de marge zich in het eerste kwartaal nog negatief ontwikkelde en door de spectaculaire groei van omzet met een lagere brutomarge aan telecom- en nutsbedrijven in de regio Nordics.
Ten opzichte van 2003 nam de brutomarge in het eerste halfjaar met 50 basispunten af en steeg in het tweede halfjaar met 50 basispunten. Exclusief de regio Nordics steeg de brutomarge voor het jaar met 30 basispunten. Deze verbetering is voornamelijk het resultaat van de toegenomen aandacht voor de brutomarge in de gehele onderneming, een verbetering in het inzicht in de brutomarge en in management en controle en een nauwere samenwerking en verbondenheid met onze leveranciers.

## Meer efficiency

De operationele lasten namen af van € 1.178,5 miljoen in 2003 tot € 1.111,2 miljoen in 2004. Deze daling met € 67,3 miljoen is als volgt samengesteld: € 17,1 miljoen als gevolg van wisselkoersmutaties, € 45,5 miljoen als gevolg van desinvesteringen en een netto kostenverlaging van € 4,7 miljoen. Dit laatste was het resultaat van kostenbesparingen van circa € 41,2 miljoen als gevolg van het terugbrengen van het aantal arbeidsplaatsen, grotendeels tenietgedaan door een kosteninflatie van € 20,7 miljoen en kostenstijgingen met € 15,8 miljoen. Het merendeel van deze stijging houdt verband met aan de turnaround gerelateerde bonussen voor lokaal personeel, kosten in het kader van operationele verbeteringsprojecten, vrachtkosten verband houdend met de logistieke reorganisatie in het Verenigd Koninkrijk en andere kosten met een eenmalig karakter. Op vergelijkbare basis namen de operationele lasten als percentage van de omzet met 90 basispunten af ten opzichte van 2003.

## Verdere verbetering van werkkapitaal-productiviteit

De **netto werkkapitaalratio** voor de PPS activiteiten verbeterde met 220 basispunten van 16,4% in 2003 tot 14,2% in 2004. Deze aanzienlijke verbetering is het gevolg van verdere voortgang met betrekking tot het bewaken van crediteuren, debiteuren en voorraden. Het netto handelswerkkapitaal bedroeg per 31 december 2004 € 759,1 miljoen, een afname van € 56,7 miljoen ten opzichte van 31 december 2003. In deze afname is een daling als gevolg van wisselkoersmutaties van € 16,2 miljoen begrepen.

## 2005: Een verdere belangrijke stap naar volledig herstel

Onze vooruitzichten voor 2005 zijn positief. Wij verwachten geen verslechtering van onze markten. Hagemeyer start 2005 in een veel sterkere positie dan begin 2004 het geval was. Onze grootste prioriteit voor 2005 is de verdere aanzienlijke daling van de verliezen bij Hagemeyer UK.
Wij verwachten dat onze onderneming in het Verenigd Koninkrijk in 2006 weer een operationele winst zal realiseren. De andere activiteiten die in 2003 en begin 2004 te kampen hadden met verstoringen in de bedrijfsvoering, te weten de Verenigde Staten, Duitsland en Australië, ontwikkelen zich positief. Alles is er nu op gericht er voor te zorgen dat dit positieve momentum zich voortzet.
Bij de PPS bedrijven die goede resultaten realiseerden, namelijk Nordics, Spanje, Nederland, Zwitserland, Canada en Mexico, is alles erop gericht er voor te zorgen dat ze sterk blijven presteren.

# Professional Products en Services (PPS) Europa

## Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 3.334,1 | 3.353,3 |
| *Autonome groei (op basis van een gelijk aantal werkdagen)* | *3,3%* | *(8,0%)* |
| Bruto omzetresultaat | 734,6 | 759,2 |
| *Brutomarge* | *22,0%* | *22,6%* |
| Operationele lasten (exclusief afschrijving goodwill) | (749,8) | (808,9) |
| *Operationele lasten als percentage van de omzet* | *(22,5%)* | *(24,1%)* |
| Overige operationele baten | 1,2 | 3,1 |
| EBITA | (14,0) | (46,6) |
| *EBITA als percentage van de omzet* | *(0,4%)* | *(1,4%)* |
| 13 maands gemiddeld netto werkkapitaal | 447,5 | 538,7 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *13,4%* | *16,1%* |
| Aantal vestigingen | 564 | 587 |
| Aantal werknemers | 10.101 | 10.905 |

### Vier regio's

In Europa zijn onze PPS activiteiten onderverdeeld in vier regio's:

- Centraal-Europa met Duitsland, Nederland, Zwitserland en Oostenrijk. De activiteiten in de Tsjechische Republiek rapporteren aan Duitsland.
- Nordics, met Zweden, Noorwegen en Finland. De activiteiten in China, Rusland, de Baltische Staten en onze joint venture in Polen (50%), vallen ook onder de regio Nordics.
- Verenigd Koninkrijk en Ierland.
- Zuid-Europa, dat vooralsnog alleen Spanje betreft.

PPS Europa vertegenwoordigt 66,8% van de totale PPS omzet in 2004.

## Verbetering op belangrijke gebieden

De **netto omzet** over 2004 bedroeg € 3.334,1 miljoen, een afname van € 19,2 miljoen ten opzichte van 2003. Door het netto effect van acquisities en desinvesteringen nam de omzet af met € 163,4 miljoen. Wisselkoersmutaties hadden een positief effect van € 5,8 miljoen op de omzet.

De **autonome groei** (op basis van een gelijk aantal werkdagen) voor 2004 was 3,3% (€ 138,4 miljoen). De autonome groei versnelde van 2,9% over het eerste halfjaar tot 3,6% in de tweede helft van het jaar.

Het **bruto omzetresultaat** over 2004 bedroeg € 734,6 miljoen, een afname van € 24,6 miljoen ten opzichte van 2003. De brutomarge nam af van 22,6% in 2003 tot 22,0% in 2004. Deze afname van 60 basispunten was het gevolg van het feit dat de brutomarge zich in het eerste kwartaal van 2004 nog negatief ontwikkelde en de spectaculaire groei van omzet met een lagere brutomarge aan telecom- en nutsbedrijven in de regio Nordics. Indien deze negatieve effecten op de brutomarge buiten beschouwing worden gelaten, was er sprake van een aanzienlijke verbetering van de brutomarge.

De **operationele lasten** namen af van € 808,9 miljoen in 2003 tot € 749,8 miljoen in 2004. De lasten namen met € 4,7 miljoen toe als gevolg van wisselkoersmutaties, terwijl desinvesteringen (voornamelijk Stokvis Tapes en Retail Duitsland) resulteerden in een daling van de lasten met € 47,7 miljoen. De onderliggende afname voor de resterende bedrijven bedroeg € 28,1 miljoen. Deze kostenbesparingen, voornamelijk in Duitsland en het Verenigd Koninkrijk, werden gedeeltelijk tenietgedaan door kostenstijgingen van circa € 12,0 miljoen als gevolg van kosteninflatie.

Het **aantal arbeidsplaatsen** nam af tot 10,101 per 31 december 2004, een afname van 804 ten opzichte van 31 december 2003. Het aandeel van desinvesteringen en het beëindigen van activiteiten (vooral Retail Duitsland) in deze afname is 529 arbeidsplaatsen. Duitsland en Hagemeyer UK leverden de belangrijkste bijdrage aan de resterende afname van het aantal arbeidsplaatsen met 275.

**EBITA voor bijzondere posten** verbeterde van € 46,6 miljoen negatief in 2003 tot € 14,0 miljoen negatief in 2004. Als percentage van de netto omzet verbeterde de EBITA marge van 1,4% negatief in 2003 tot 0,4% negatief in 2004. Aangepast voor de desinvesteringen in 2003, is op vergelijkbare basis (zie pagina 112) sprake van een verbetering van € 37,5 miljoen.

Het **gemiddeld netto werkkapitaal** als percentage van de netto-omzet voor PPS Europa verbeterde van 16,1% in 2003 tot 13,4% in 2004.

## Aanzienlijke voortgang in het Verenigd Koninkrijk

Hoewel in 2004 aanzienlijke voortgang werd geboekt, blijft onze onderneming in het Verenigd Koninkrijk de belangrijkste uitdaging in de turnaround.

Hagemeyer UK is onze grootste onderneming in Europa en heeft een leidende positie in de Britse markt. Hagemeyer UK bestaat uit vier bedrijven: Newey & Eyre, WF, Parker Merchanting en Hagemeyer Ireland. Hagemeyer UK was in het verleden een van de meest succesvolle en winstgevende ondernemingen van de



**Toegevoegde waarde voor de klant**
Over het algemeen worden bestellingen binnen 24 uur na het plaatsen van een order afgeleverd.

Groep, maar de gelijktijdige introductie van een nieuw IT systeem en een gecentraliseerd logistiek model ontwrichtten de activiteiten in 2002 en 2003. Dit resulteerde in problemen met de service, een aanzienlijke omzetdaling en een ernstig verlies in 2003. De meeste operationele problemen manifesteerden zich bij Newey & Eyre, onze belangrijkste onderneming in het Verenigd Koninkrijk.

De IT problemen zijn opgelost en het systeem werkt naar tevredenheid. De service is weer op een concurrerend niveau teruggebracht.

De autonome groei voor het Verenigd Koninkrijk in 2004 was 4,6%. De autonome groei over het vierde kwartaal bedroeg 2,4%. De afname van de groei gedurende de laatste maanden van het jaar werd voornamelijk veroorzaakt door serviceproblemen bij ons nationale distributiecentrum in Runcorn en door de start van het uitrollen van het nieuwe gedecentraliseerde logistieke model, hetgeen onvermijdelijk enige verstoring van het verkoopproces bij Newey & Eyre met zich mee bracht. Het logistieke model in het Verenigd Koninkrijk wordt gewijzigd omdat het nationale distributiecentrum in Runcorn niet aan onze verwachtingen voldeed. Het serviceniveau van Newey & Eyre kon slechts op peil gehouden worden door het inzetten van een groot aantal tijdelijke krachten in Runcorn. Bovendien namen de vrachtkosten toe als gevolg van een groot aantal spoedzendingen tussen de vestigingen. Hierdoor kon het kostenniveau in het Verenigd Koninkrijk niet sneller worden teruggebracht. Daarom is besloten om tot een meer gedecentraliseerd en eenvoudiger logistiek model over te gaan, waarbij gebruik gemaakt wordt van een aantal regionale distributiecentra. Het volledig uitrollen van de regionale distributiecentra zal naar verwachting medio 2005 afgerond zijn. Het nationale distributiecentrum in Runcorn zal per 1 september 2005 gesloten worden. Dit nieuwe logistieke model zal niet alleen leiden tot een betere service, maar ook tot een versnelling van de afname van kosten en voorraden.

Naast de omzetgroei van 4,6% verbeterde de brutomarge in het Verenigd Koninkrijk aanzienlijk en namen de kosten af, ondanks de hierboven beschreven logistieke problemen. Dit alles resulteerde in een verbetering van de EBITA (voor bijzondere posten) met £ 27,9 miljoen (€ 41,5 miljoen op basis van 2004 wisselkoersen) van £ 75,6 miljoen negatief (€ 111,6 miljoen negatief op basis van 2004 wisselkoersen) in 2003 tot £ 47,7 miljoen (€ 70,1 miljoen) negatief in 2004.

Bovendien is het management in het Verenigd Koninkrijk in januari 2005 aanzienlijk versterkt door de benoeming van een nieuwe CEO, die ervaring heeft in het implementeren van een logistiek model vergelijkbaar met het model dat wij nu aan het uitrollen zijn en met een succesvolle achtergrond in de turnaround van ondernemingen in het algemeen.

Voor het Verenigd Koninkrijk verwachten wij voor 2005 een verdere aanzienlijke vermindering van het verlies en een terugkeer naar winstgevendheid in 2006.

### Positieve trend in Duitsland

Hagemeyer Duitsland neemt in de Duitse markt de tweede positie in. De autonome omzetsgroei in 2004, op basis van een gelijk aantal werkdagen, was 7,9% negatief. Er zijn twee hoofdredenen voor deze omzetdaling.

- Een zwakke markt: de daling van de Duitse markt voor elektrotechnische materialen wordt voor 2004 geschat op meer dan 3%.
- Tijdens de periode van onzekerheid over Hagemeyers financiële positie eind 2003 en begin 2004, werd een groot aantal verkoopmedewerkers aangetrokken door de concurrentie en verliet de onderneming. Dit had met name een negatief effect op de verkopen aan kleine en middelgrote afnemers in het C&I segment.

Alle vacatures in de verkooporganisatie zijn in het eerste halfjaar 2004 ingevuld en de omzetdaling werd gedurende het tweede halfjaar geleidelijk aan minder. In het vierde kwartaal was de omzetdaling teruggebracht tot 2,7%. De omzet aan de industriële sector liet een goed herstel zien, maar de Duitse bouwactiviteiten bleef zwak.

Drastische herstructureringen en kostenbesparende maatregelen, waarmee al in 2003 was begonnen en een goed beheer van werkkapitaal resulteerden in een positieve kasstroom in Duitsland in 2004, ondanks de omzetdaling.

Het Duitse management team werd versterkt door de benoeming in mei 2004 van een nieuwe CEO, met een succesvolle achtergrond in de elektrotechnische groothandel.

De belangrijkste prioriteit voor Duitsland in 2005 is weer omzetgroei te realiseren door een verdere versterking van de verkooporganisatie en de aanpak van verkoop en marketing, met een gelijktijdige verbetering van de bruto- marge, een blijvend lage kostenbasis en een sterk beheer van werkkapitaal.

### Nordics sterspeler

Hagemeyer heeft met haar dochter Elektroskandia een leidende marktpositie in de regio Nordics.

De regio Nordics realiseerde in 2004 12,4% autonome groei. Dit kwam voornamelijk voort uit een spectaculaire groei van de omzet aan telecom- en nutsbedrijven, met lagere brutomarges. De winstgevendheid van de regio Nordics verbeterde ook aanzienlijk ten opzichte van 2003.

In de voor de regio Nordics gerapporteerde omzetcijfers is de omzet van de activiteiten in China begrepen. In China was in 2004 sprake was van een positieve ontwikkeling.

In Shanghai werd een nieuw, modern, hoofdkantoor en logistiek centrum geopend. Onze activiteit in China heeft ruim 100 werknemers.
Ook de andere activiteiten die onder de regio Nordics vallen, te weten Rusland, de Baltische Staten en onze 50% joint venture in Polen, ontwikkelden zich eveneens positief in 2004.

### Aanhoudend goede resultaten in Spanje

Ook Hagemeyers Spaanse dochteronderneming, ABM heeft een leidende positie in haar markt.
Bij PPS Spanje was in 2004 sprake van een autonome omzetgroei van 5,0%. De omzetgroei werd gesteund door een sterke markt voor bouwactiviteiten.
In 2005 wordt begonnen met de bouw van een nieuw distributiecentrum voor de belangrijke regio Madrid.
De bouw zal naar verwachting begin 2006 gereed zijn.

**Service aan klanten overal ter wereld**
Medewerkers van Hagemeyers Elektroskandia vestiging in Shanghai maken een bestelling klaar voor een van Hagemeyers telecomklanten.


NOKIA

# Professional Products en Services (PPS) Noord-Amerika

## Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 1.192,3 | 1.254,8 |
| *Autonome groei (op basis van een gelijk aantal werkdagen)* | *3,7%* | *(7,4%)* |
| Bruto omzetresultaat | 272,5 | 270,1 |
| *Brutomarge* | *22,9%* | *21,5%* |
| Operationele lasten (exclusief afschrijving goodwill) | (263,9) | (280,3) |
| *Operationele lasten als percentage van de omzet* | *(22,1%)* | *(22,3%)* |
| Overige operationele baten | 0,2 | 0,6 |
| EBITA | 8,8 | (9,6) |
| *EBITA als percentage van de omzet* | *0,7%* | *(0,8%)* |
| 13 maands gemiddeld netto werkkapitaal | 195,3 | 231,0 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *16,4%* | *18,4%* |
| Aantal vestigingen | 348 | 388 |
| Aantal werknemers | 4.909 | 5.075 |

### Kennis van de industriële markt

Onder Hagemeyer Noord-Amerika vallen de activiteiten in de Verenigde Staten, Canada en Mexico. In tegenstelling tot onze andere regio's, wordt circa 80% van de omzet van Hagemeyer Noord-Amerika gerealiseerd in het industriële marktsegment en de resterende 20% in het C&I segment. In de Verenigde Staten zijn onze C&I-activiteiten geconcentreerd in het Zuidoosten en de regio mid-Atlantic. In Canada en Mexico levert Hagemeyer uitsluitend aan industriële afnemers. Een groot deel van onze activiteiten in Noord-Amerika bestaat uit Integrated Supply contracten, die vaak op locatie worden uitgevoerd. Het productaanbod is veel breder dan uitsluitend elektrotechnische producten en materialen en omvat ook een breed scala aan niet-elektrotechnische MRO producten. Hagemeyer neemt een belangrijke positie in in de Noord-Amerikaanse industriële MRO markt.

## Goede vooruitgang overall

De **netto omzet** in 2004 was € 1.192,3 miljoen, een daling van € 62,5 miljoen ten opzichte van 2003 (€ 1.254,8 miljoen). Door het netto effect van acquisities en desinvesteringen nam de omzet toe met € 6,1 miljoen, terwijl wisselkoersmutaties een negatief effect op de omzet hadden van € 111,0 miljoen.

De **autonome groei** van PPS Noord-Amerika in 2004 was 3,7%. De autonome groei nam toe van 1,6% in het eerste halfjaar tot 5,8% in het tweede halfjaar.

Het **bruto omzetresultaat** over 2004 bedroeg € 272,5 miljoen, ofwel 22,9% als percentage van de netto-omzet (2003: 21,5%). Deze verbetering van de brutomarge werd veroorzaakt door een intensievere aandacht voor de marge, in combinatie met het stopzetten van enkele activiteiten en contracten met lagere marges.

De **operationele lasten** van PPS Noord-Amerika namen in 2004 met € 16,4 miljoen af tot € 263,9 miljoen, voornamelijk als gevolg van wisselkoersmutaties (€ 24,2 miljoen). Als gevolg van het netto effect van acquisities en desinvesteringen namen de kosten toe met € 2,5 miljoen. Inflatie had een kostenstijging van € 5,9 miljoen tot gevolg. De geringe onderliggende kostendaling van € 0,6 miljoen is voornamelijk het gevolg van kosten verband houdend met de turnaround in de Verenigde Staten, zoals voorzieningen voor personeelsbonussen en advieskosten in het kader van operationele verbeteringsprojecten, evenals kosten met een incidenteel karakter. Aangepast voor deze kosten, was sprake van een afname van de onderliggende kostenbasis met circa € 12 miljoen. De belangrijkste oorzaak van de afname van de kostenbasis zijn besparingen als gevolg van het terugbrengen van het aantal arbeidsplaatsen.

Het **aantal arbeidsplaatsen** nam af tot 4.909 per 31 december 2004, een daling van 251 ten opzichte van 31 december 2003. Als gevolg van acquisities in 2004 nam het aantal arbeidsplaatsen toe met 85. Het merendeel van de afname van het aantal arbeidsplaatsen vond plaats bij de bedrijven in de Verenigde Staten en Mexico.

**EBITA voor bijzondere posten** voor 2004 was € 8,8 miljoen (2003: € 9,6 miljoen negatief). EBITA als percentage van de omzet was 0,7%.

Gedurende 2004 was voor PPS Noord-Amerika sprake van een verdere verbetering van het **gemiddeld netto werkkapitaal** tot 16,4% (2003: 18,4%).

## Turnaround in de Verenigde Staten op koers

In 2002 en 2003 werd de bedrijfsvoering van de activiteiten in de Verenigde Staten verstoord door de integratie van de drie werkmaatschappijen CamBar, Vallen en Tristate. Het uitrollen van een nieuw logistiek model veroorzaakte ook problemen in de service, met name in het gebied dat door het regionale distributiecentrum in de omgeving van Atlanta beleverd werd. De grootste problemen zijn nu opgelost en de service is weer op een concurrerend niveau teruggebracht.

De autonome groei van onze activiteiten in de Verenigde Staten was in 2004 4,6%. Rekening houdend met sluitingen en samenvoegingen van verliesgevende vestigingen bedroeg deze groei circa 7%. Dit was het gevolg van een sterke markt in de Verenigde Staten, een aanzienlijk verbeterd serviceniveau en het binnenhalen van nieuwe belangrijke 'integrated supply' contracten. Daarnaast gaven de budgetten die door de regering beschikbaar werden gesteld voor de verbetering van 'Homeland Security' een positieve impuls aan de markt voor veiligheidsproducten.

## Blijvend goede resultaten in Canada en Mexico

Onze activiteiten in Canada en Mexico zijn beide gespecialiseerd in toelevering aan de petroleumindustrie. Met name door haar superieure expertise en servicemogelijkheden ten behoeve van deze sector, kon ons bedrijf in Mexico eind 2004 een groot contract terugwinnen dat zij in 2003 kwijtgeraakt was. In 2004 nam ons Canadese bedrijf Titan Supply Inc. over, een leverancier van MRO producten met tien vestigingen in west-Canada.

## Voortgaande verbetering in 2005

Voortdurende omzetgroei en verbetering van de brutomarge, alsmede verdere verhoging van werkkapitaalproductiviteit zijn de belangrijkste prioriteiten voor 2005.

# Professional Products en Services (PPS) Azië-Pacific

### Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 462,1 | 453,8 |
| *Autonome groei (op basis van een gelijk aantal werkdagen)* | *1,4%* | *1,3%* |
| Bruto omzetresultaat | 101,5 | 102,8 |
| *Brutomarge* | *22,0%* | *22,6%* |
| Operationele lasten (exclusief afschrijving goodwill) | (97,4) | (89,2) |
| *Operationele lasten als percentage van de omzet* | *(21,1%)* | *(19,7%)* |
| Overige operationele baten | 0,0 | 0,0 |
| EBITA | 4,0 | 13,5 |
| *EBITA als percentage van de omzet* | *0,9%* | *3,0%* |
| 13 maands gemiddeld netto werkkapitaal | 64,1 | 57,9 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *13,9%* | *12,8%* |
| Aantal vestigingen | 189 | 211 |
| Aantal werknemers | 1.507 | 1.616 |

### Marktleider in Australië

De regio Azië-Pacific omvat Hagemeyer Australia, hetgeen onze grootste PPS activiteit is in deze regio, Hagemeyer Asia-Pacific Electronics (HAPE) en een kleine activiteit in India, die in 2004 werd gedesinvesteerd.

In Australië is Hagemeyer Australia marktleider op het gebied van elektrotechnische distributie. HAPE is een kleinere distributeur van elektotechnische componenten in Australië en Singapore.

### Teruggang in Australië gestopt, begin van herstel

Er was sprake van een geringe toename van de **netto omzet** van € 453,8 miljoen in 2003 tot € 462,1 miljoen in 2004. Hierin is een negatief effect van desinvesteringen van € 4,6 miljoen begrepen en een positief effect van wisselkoersmutaties van € 11,0 miljoen.

De **autonome groei** over 2004 was 1,4% (€ 1,9 miljoen). De autonome groei over het eerste halfjaar was 2,3% negatief en over het tweede halfjaar 4,8% positief.

De omzetdaling in **Australië** in het begin van het jaar werd veroorzaakt door het feit dat een groot aantal verkoopmedewerkers werd aangetrokken door de concurrentie, door een ontoereikend productaanbod als gevolg van voorraadmanagementproblemen voornamelijk als gevolg van te lage voorraden, de implementatie van een nieuw IT-systeem en door een verstoring van het serviceniveau als gevolg van de verhuizing van ons regionale distributiecentrum in Melbourne.
Deze problemen werden in het eerste kwartaal opgelost, de omzetdaling werd gestopt en in het vierde kwartaal was weer sprake van een autonome groei van 4,9%.

Het **bruto omzetresultaat** in 2004 was € 101,5 miljoen, ofwel 22,0% als percentage van de netto omzet (2003: 22,6%). De afname van de brutomarge werd voornamelijk veroorzaakt door een aanhoudende druk op de prijzen en problemen met de service in Australië.

De **operationele lasten** voor PPS Azië-Pacific namen met € 8,2 miljoen toe tot € 97,4 miljoen in 2004. Wisselkoersmutaties en desinvesteringen droegen respectievelijk € 2,4 miljoen en € 0,3 miljoen negatief aan deze stijging bij. De feitelijke kostenstijging bedroeg derhalve € 6,1 miljoen. Deze toename werd voornamelijk veroorzaakt door hogere ICT-kosten na de implementatie van het nieuwe ERP-systeem en hogere personeelskosten om de leveringsproblemen op te lossen.

**EBITA voor bijzondere posten** voor 2004 was € 4,0 miljoen (2003: € 13,5 miljoen). EBITA als percentage van de omzet bedroeg 0,9%.

De **productiviteit van het werkkapitaal** verslechterde en resulteerde in een stijging van het werkkapitaal als percentage van de omzet tot 13,9% (2003: 12,8%). Dit werd voornamelijk veroorzaakt door een toename van de voorraden in het eerste kwartaal om het serviceniveau te verbeteren.

## Voortgaand herstel in 2005

Onze prioriteit is het voortzetten van het herstel dat in het vierde kwartaal van 2004 begon. Dit houdt in een verdere verbetering van alle belangrijke aspecten van de bedrijfsvoering: verbetering van de service, aanhoudende omzetgroei, verbetering van de brutomarges, verlaging van de kosten en verhoging van werkkapitaalproductiviteit.
Het industriële marktsegment biedt attractieve groeimogelijkheden en zal in het bijzonder aandacht krijgen.

**Kabels is één van onze belangrijkste productcategorieën**
Hagemeyer verkoopt een breed assortiment kabels aan klanten overal ter wereld.



# Agencies/Consumer Electronics (ACE)

## Kerncijfers (voor bijzondere posten)

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Netto omzet | 438,3 | 598,7 |
| *Autonome groei (niet aangepast voor werkdagen)* | *0,5%* | *(0,7%)* |
| Bruto omzetresultaat | 132,1 | 173,4 |
| *Brutomarge* | *30,1%* | *29,0%* |
| Operationele lasten (exclusief afschrijving goodwill) | (110,2) | (140,1) |
| *Operationele lasten als percentage van de omzet* | *(25,1%)* | *(23,4%)* |
| Overige operationele baten | 0,5 | 14,7 |
| EBITA | 22,4 | 48,0 |
| *EBITA als percentage van de omzet* | *5,1%* | *8,0%* |
| 13 maands gemiddeld netto werkkapitaal | 93,5 | 115,5 |
| *Gemiddeld netto werkkapitaal als percentage van 12 maanden omzet* | *21,3%* | *19,4%* |
| Aantal vestigingen | 88 | 89 |
| Aantal werknemers | 1.088 | 1.361 |

### Consumentenelektronica en andere merkproducten

Hoewel Hagemeyer het merendeel van haar vroegere consumentenactiviteiten heeft gedesinvesteerd, is een beperkt aantal distributieactiviteiten op dit gebied gecontinueerd onder Agencies/Consumer Electronics (ACE).

Onze ACE activiteiten distribueren consumentenelektronica en andere merkproducten in Nederland en Australië en luxe consumentenproducten in een aantal kleinere landen in Azië.

In april 2004 heeft Hagemeyer GPX gedesinvesteerd, een onderneming in de Verenigde Staten, actief op het gebied van verkoop van consumentenelektronica onder eigen merk in het lagere prijssegment. Tot de verkoop in maart 2003 viel onder ACE ook een activiteit in Japan, via welke Puma schoenen en accessoires werden verkocht.

## Een winstgevende activiteit met een aantrekkelijke kasstroom

De **netto omzet** van de Agencies/Consumer Electronics activiteiten in 2004 was € 438,3 miljoen, een daling van € 160,4 miljoen ten opzichte van 2003. Wisselkoersmutaties hadden een negatief effect van € 12,5 miljoen op de omzet. Het netto effect van desinvesteringen en acquisities, met name als gevolg van de desinvestering van GPX en de Puma activiteiten, bedroeg € 149,8 miljoen.

De **autonome groei** van de ACE activiteiten in 2004 was 0,5%. De ACE activiteiten hadden een moeilijk tweede halfjaar. De omzet nam in het eerste halfjaar toe met 3,9%, maar daalde met 2,7% in het tweede halfjaar. De markt voor consumentenelektronica had te lijden onder een snelle prijsdaling van plasma- en LCD-schermen, DVD-recorders en digitale camera's. Met name de consumentenelektronica activiteiten in Nederland hadden hier in het tweede halfjaar mee te kampen. Onze activiteiten op het gebied van luxe producten in Azië lieten daarentegen aanhoudend goede resultaten zien.

De **brutomarge** nam toe, voornamelijk als gevolg van de gewijzigde samenstelling van de activiteiten.

De **operationele lasten** namen af van € 140,1 miljoen in 2003 tot € 110,2 miljoen in 2004. Wisselkoersmutaties en desinvesteringen (Puma Japan en GPX) droegen respectievelijk € 7,0 miljoen en € 29,5 miljoen aan deze daling bij. Aangepast voor desinvesteringen en wisselkoersmutaties namen de operationele lasten met € 6,6 miljoen toe, voornamelijk als gevolg van een toename van aan de omzet gerelateerde kosten en een eenmalige vrijval van een operationele voorziening in 2003.

In 2004 werd een **EBITA voor bijzondere posten** gerealiseerd van € 22,4 miljoen (2003: € 48,0 miljoen). Het verschil ten opzichte van 2003 wordt gedeeltelijk verklaard door een eenmalige vergoeding van € 13,9 miljoen, ontvangen voor de overdracht van de Puma-activiteiten die in 2003 onder overige bedrijfsopbrengsten was verantwoord. De EBITA op vergelijkbare basis voor 2003 was € 22,5 miljoen.





**Consumer Electronics**
Hagemeyers ACE activiteiten distribueren consumentenelektronica en andere merkproducten in Nederland en Australië en luxe consumentenproducten in een aantal kleinere landen in Azië.

**De productiviteit van het werkkapitaal** verslechterde, hetgeen resulteerde in een toename van het werkkapitaal als percentage van de omzet tot 21,3% (2003: 19,4%). Deze toename is gedeeltelijk toe te schrijven aan de desinvestering van GPX per 1 april 2004, aangezien GPX een relatief hoge werkkapitaalproductiviteit had.

# Hagemeyer staat voor integriteit en transparantie

# in alle aspecten van de activiteiten

Hagemeyer is van mening dat een goede corporate governance in het belang is van haar aandeelhouders en al haar overige stakeholders. Hagemeyer hecht derhalve grote waarde aan integer en transparant ondernemingsbestuur, evenals aan het uitoefenen van toezicht hierop en het afleggen van verantwoording hierover aan haar stakeholders.

Daarom staan wij volledig achter de introductie van de Nederlandse Corporate Governance Code (de 'Code') en handelen wij, na de op pagina 62 beschreven voorgenomen statutenwijziging, in de geest van alle bepalingen en best practices van de Code, met uitzondering van de best practices met betrekking tot de duur van de benoeming van leden van de Raad van Bestuur (II.1.1), de vereiste meerderheid om het bindende karakter te ontnemen aan een voordracht tot benoeming van leden van de Raad van Bestuur en de Raad van Commissarissen (IV.1.1), de maximale hoogte van aan leden van de Raad van Bestuur te betalen ontslagvergoedingen ((II.2.7), het voorzitterschap van de Remuneratiecommissie (III.5.1) en het melden door de leden van de Raad van Bestuur en de Raad van Commissarissen van transacties in effecten (II.2.6, III.7.3). Hagemeyers strategie ten aanzien van Corporate Governance en bovengenoemde uitzonderingen worden hierna in meer detail toegelicht.

In het verslagjaar werd onder meer uitvoering aan de Code gegeven door aanpassing van de reglementen van de Raad van Bestuur en Raad van Commissarissen, alsmede het ontwikkelen en uitwerken van reglementen van de commissies van de Raad van Commissarissen. Tevens werden een gedragscode (Hagemeyers Business Principles) en een klokkenluidersregeling geïmplementeerd. Ook werd een begin gemaakt met het verbeteren van de corporate website, als informatie- en communicatiemedium. De diverse reglementen, Hagemeyers Business Principles en de klokkenluidersregeling zijn beschikbaar op de corporate website van Hagemeyer.

### Raad van Bestuur

Hagemeyer wordt geleid door een Raad van Bestuur die onder meer verantwoordelijk is voor het vaststellen en de realisatie van Hagemeyers doelstellingen, strategie en beleid, alsmede de daaruit voortvloeiende resultatenontwikkeling. De Raad van Bestuur legt hierover verantwoording af aan de Raad van Commissarissen en aan de Algemene Vergadering van Aandeelhouders. De leden van Raad van Bestuur zijn collectief verantwoordelijk voor het gevoerde beleid. De Raad van Bestuur bestaat thans uit de heer R.W.A. de Becker, CEO en tevens voorzitter van de Raad van Bestuur, en de CFO, de heer J.S.T. Tiemstra.

Leden van de Raad van Bestuur worden benoemd voor een periode van maximaal vier jaar. Na het verstrijken van deze periode kunnen zij worden herbenoemd voor opeenvolgende perioden van ten hoogste vier jaar. Krachtens het door de Raad van Commissarissen opgestelde rooster van aftreden treedt de heer De Becker af in 2008, vier jaar na zijn benoeming. De heer Tiemstra werd voor de inwerkingtreding van de Code voor onbepaalde tijd benoemd als lid van de Raad van Bestuur. Zijn contract zal worden gerespecteerd.

Op grond van de statuten van Hagemeyer N.V. (hierna ook: de 'Vennootschap') worden leden van de Raad van Bestuur (en leden van de Raad van Commissarissen), anders dan op voorstel van de Gecombineerde Vergadering van de Raad van Commissarissen en de Raad van Bestuur, alleen benoemd, geschorst en ontslagen met een meerderheid van ten minste twee derde van de uitgebrachte stemmen en die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. De Raad van Commissarissen en de Raad van Bestuur zijn van mening dat het verlagen van deze drempel, bijvoorbeeld door voor benoeming, schorsing en ontslag van leden van de Raad van Bestuur en de Raad van Commissarissen slechts een volstrekte meerderheid van stemmen, die ten minste een derde deel van het geplaatst kapitaal vertegenwoordigen, te vereisen thans niet wenselijk is. Mede gezien de situatie waarin Hagemeyer zich bevindt, waarbij de continuïteit van management van cruciaal belang is voor een succesvolle turnaround en de doorgaans lage opkomstpercentages in Hagemeyers Algemene Vergadering van Aandeelhouders wordt het niet in het belang van Hagemeyers stakeholders geacht dat een aandeelhouder met een minderheidsbelang bestuurders en commissarissen van Hagemeyer naar eigen inzicht kan vervangen en zodoende met een relatief kleine investering de feitelijke controle over Hagemeyer kan verwerven.

De bezoldiging en contractuele arbeidsvoorwaarden van de leden van de Raad van Bestuur worden vastgesteld door de Raad van Commissarissen, een en ander binnen het door de Algemene Vergadering van Aandeelhouders vastgestelde Bezoldigingsbeleid. In geval van onvrijwillig ontslag hebben de leden van de Raad van Bestuur in beginsel geen recht op een vooraf overeengekomen ontslagvergoeding. Dit houdt in dat bij een onvrijwillige beëindiging van de arbeidsovereenkomst een vergoeding zal worden vastgesteld, rekening houdend met eventuele wettelijke regelingen, de aanleiding of redenen voor het ontslag, de hoogte van de bezoldiging en de rechtspositie van de betrokkene, zoals onder andere bepaald door de arbeidsduur bij Hagemeyer. Een en ander is slechts anders indien de arbeidsovereenkomst wordt beëindigd na een fusie of overname van Hagemeyer. In dat geval hebben de heren De Becker en Tiemstra, onder omstandigheden, recht op een voorafovereengekomen ontslagvergoeding. Voor de details van deze ontslagvergoeding wordt verwezen naar het Bezoldigingsbeleid op pagina 57. Aan de leden van de Raad van Bestuur zijn geen persoonlijke leningen en garanties verstrekt.

Een lid van de Raad van Bestuur neemt niet deel aan de discussie en besluitvorming over een onderwerp waarbij hij een tegenstrijdig belang heeft met Hagemeyer. Alle transacties waarbij tegenstrijdige belangen van leden van de Raad van Bestuur spelen worden overeengekomen onder voorwaarden die gebruikelijk zijn voor marktconforme transacties. Indien sprake is van een tegenstrijdig belang wordt de Vennootschap in beginsel vertegenwoordigd door een daartoe door de Raad van Commissarissen aangewezen persoon. Een tegenstrijdig belang bestaat in elk geval wanneer de Vennootschap voornemens is een transactie aan te gaan met een rechtspersoon (i) waarin een lid van de Raad van Bestuur persoonlijk een materieel financieel belang houdt, (ii) waarvan een bestuurslid een familierechtelijke verhouding heeft met een lid van de Raad van Bestuur of (iii) waarbij een lid van de Raad van Bestuur een bestuurs- of toezichthoudende functie vervult. In het verslagjaar hebben zich geen transacties voorgedaan waarin sprake was van een (potentieel) tegenstrijdig belang.

## Raad van Commissarissen

De Raad van Commissarissen heeft tot taak toezicht te houden op het beleid van de Raad van Bestuur en de algemene gang van zaken bij Hagemeyer N.V. en de met haar verbonden onderneming. Tevens staat de Raad van Commissarissen de Raad van Bestuur bij met advies. De verantwoordelijkheid voor de uitvoering van zijn taken berust bij de Raad van Commissarissen als collectief. De Raad van Commissarissen richt zich bij de vervulling van zijn taak naar het belang van de Vennootschap en de met haar verbonden onderneming en weegt daartoe de in aanmerking komende belangen van bij de Vennootschap betrokkenen af.

Het toezicht van de Raad van Commissarissen op de Raad van Bestuur betreft onder andere (i) de realisatie van de doelstellingen van de Vennootschap, (ii) de strategie en de risico's verbonden aan de ondernemingsactiviteiten en (iii) de opzet en de werking van de interne risicobeheersings- en controlesystemen.

De Raad van Commissarissen heeft een profielschets opgesteld voor zijn omvang en samenstelling, rekening houdend met de aard van de onderneming van de Vennootschap en haar dochtermaatschappijen en de gewenste deskundigheid en achtergrond van de leden van de Raad van Commissarissen. Het aantal commissariaten van één persoon bij Nederlandse beursgenoteerde vennootschappen is gemaximeerd op vijf, waarbij het voorzitterschap van een Raad van Commissarissen dubbel telt. Geen van de leden van de Raad van Commissarissen heeft thans meer dan vijf commissariaten in de zin van de Code.

De Raad van Commissarissen bestaat uit ten minste vier leden. Deze leden worden op voordracht van de Raad van Commissarissen benoemd door de Algemene Vergadering van Aandeelhouders voor maximaal twee termijnen van vier jaar. Slechts op uitdrukkelijk verzoek van de Raad van Commissarissen kan een lid voor een derde termijn van vier jaar worden benoemd. De huidige voorzitter van de Raad van Commissarissen, de heer P.J. Kalff, werd voor de inwerkingtreding van de Code benoemd voor een derde zittingsperiode van vier jaar eindigend in 2006.

De Raad van Commissarissen is gezien zijn omvang niet gehouden tot het instellen van subcommissies. Desalniettemin heeft de Raad van Commissarissen een Auditcommissie en een Remuneratiecommissie ingesteld. Een selectie- en benoemingscommissie is echter niet ingesteld, aangezien de Raad van Commissarissen de selectie en benoeming van leden van de Raad van Bestuur als een collectieve taak beschouwt.

## Auditcommissie

De Auditcommissie is belast met onder meer het toezicht, namens de Raad van Commissarissen, op de Raad van Bestuur ten aanzien van de werking van de interne risicobeheersings- en controlesystemen, de financiële informatieverschaffing door de Vennootschap, het beleid van de Vennootschap met betrekking tot belastingplanning, de financiering van de Vennootschap en de toepassing van informatie- en communicatietechnologie.

De Auditcommissie bestaat uit twee leden, die zijn benoemd door de Raad van Commissarissen. Alle leden van de Auditcommissie zijn lid van de Raad van Commissarissen. Alle leden van de Auditcommissie zijn onafhankelijk als bedoeld in het Reglement van de Raad van Commissarissen. Ieder lid van de Auditcommissie heeft enige kennis van en ervaring met het lezen van jaarrekeningen en is er ten minste één financieel expert, hetgeen inhoudt dat deze persoon relevante kennis en ervaring heeft opgedaan op financieel administratief/accounting terrein bij beursgenoteerde ondernemingen of bij andere grote rechtspersonen.

### Remuneratiecommissie

De Remuneratiecommissie heeft onder meer als taak het doen van voorstellen aan de Raad van Commissarissen betreffende het te voeren bezoldigingsbeleid voor leden van de Raad van Bestuur en de bezoldiging van de individuele leden van de Raad van Bestuur.

De Remuneratiecommissie bestaat uit twee leden, die zijn benoemd door de Raad van Commissarissen. Alle leden van de Remuneratiecommissie zijn lid van de Raad van Commissarissen. Alle leden van de Remuneratiecommissie zijn onafhankelijk als bedoeld in het Reglement van de Raad van Commissarissen. Geen van de leden van de Remuneratiecommissie is bij een andere Nederlandse beursgenoteerde onderneming bestuurder.

De huidige voorzitter van de Raad van Commissarissen, de heer P.J. Kalff, is ook voorzitter van de Remuneratiecommissie. Hagemeyer hecht grote waarde aan de coördinerende rol van de voorzitter van de Raad van Commissarissen, in het bijzonder bij de bepaling van de beloning van huidige en nieuwe leden van de Raad van Commissarissen en de Raad van Bestuur.

### Secretaris van de Vennootschap

De Raad van Commissarissen en de Raad van Bestuur wordt bijgestaan door de Secretaris van de Vennootschap. Deze wordt benoemd en ontslagen door de Raad van Bestuur na verkregen goedkeuring van de Raad van Commissarissen. Alle leden van de Raad van Commissarissen en Raad van Bestuur hebben toegang tot advies van en dienstverlening door de Secretaris van de Vennootschap. De Secretaris van de Vennootschap ziet erop toe dat de juiste procedures worden gevolgd en dat wordt gehandeld in overeenstemming met de wettelijke en statutaire verplichtingen van de Raad van Commissarissen en de Raad van Bestuur.

### Bezit van en transacties in effecten

Onder meer de leden van de Raad van Commissarissen en de Raad van Bestuur zijn gebonden aan het Reglement inzake Voorwetenschap en Bezit van en Transacties in Effecten Hagemeyer N.V. Dit Reglement verbiedt het doen van transacties in effecten Hagemeyer N.V. gedurende bepaalde zogenaamde gesloten perioden. De leden van de Raad van Commissarissen en de Raad van Bestuur zijn daarnaast gebonden aan alle toepasselijke Nederlandse en buitenlandse wet- en regelgeving ter zake van hun bezit van en transacties in effecten anders dan die van Hagemeyer N.V. Mutaties in de effectenportfolio van de leden van de Raad van Commissarissen en de Raad van Bestuur hoeven vooralsnog niet te worden gemeld aan de Secretaris van de Vennootschap, totdat de praktijk in deze is uitgekristaliseerd. Geen van de leden van de Raad van Commissarissen en Raad van Bestuur verrichtte in 2004 een transactie in Hagemeyer effecten.

### Externe Accountant

In Hagemeyers Reglementen is opgenomen dat de externe accountant wordt benoemd door de Algemene Vergadering van Aandeelhouders voor een periode van telkens maximaal vier jaar, op voordracht van de Raad van Commissarissen na advies van de Raad van Bestuur en de Auditcommissie. In de praktijk wordt de externe accountant echter voor een periode van één jaar benoemd. Ieder jaar maken de Raad van Bestuur en de Auditcommissie een beoordeling van het functioneren van de externe accountant in de diverse entiteiten en capaciteiten waarin de externe accountant fungeert. De belangrijkste conclusies hiervan worden aan de Algemene Vergadering van Aandeelhouders medegedeeld ten behoeve van de beoordeling van de voordracht tot benoeming van de externe accountant.

De externe accountant woont in elk geval het gedeelte van de Vergadering van de Raad van Commissarissen bij waarin het verslag van de externe accountant betreffende het onderzoek van de jaarrekening wordt besproken en wordt besloten over de goedkeuring van de jaarrekening. Naast de controlewerkzaamheden kan de externe accountant van de Vennootschap ook niet-controlewerkzaamheden verrichten, voor zover zulks is toegestaan op basis van de toepasselijke wet- en regelgeving en de interne procedures van de Vennootschap. De bezoldiging van en de opdrachtverlening tot het uitvoeren van niet-controlewerkzaamheden door de externe accountant wordt goedgekeurd door de Raad van Commissarissen op voorstel van de Auditcommissie en na overleg met de Raad van Bestuur. Gedurende 2004 verrichte de externe accountant, met toestemming van de Raad van Commissarissen, een beperkt aantal niet-controlewerkzaamheden. Dit had geen effect op zijn onafhankelijkheid.

### Aandeelhouders

De Raad van Bestuur en de Raad van Commissarissen verschaffen de Algemene Vergadering van Aandeelhouders, gevraagd en ongevraagd, alle relevante informatie die zij behoeft voor de uitoefening van haar bevoegdheden, tenzij een zwaarwichtig belang van de Vennootschap zich daartegen verzet. Alle aandeelhouders en andere partijen op de financiële markten worden gelijkelijk en gelijktijdig geïnformeerd over aangelegenheden die invloed kunnen hebben op de koers van het aandeel. De contacten tussen de Raad van Bestuur enerzijds en pers en financieel analisten anderzijds worden zorgvuldig behandeld en gestructureerd en de Vennootschap verricht geen handelingen die de onafhankelijkheid van analisten ten opzichte van de Vennootschap en vice versa aantasten.

Hagemeyer zal voldoen aan het principe om haar aandeelhouders in de gelegenheid te stellen om te stemmen op afstand zodra in wetgeving en praktijk een effectief 'proxy voting' systeem is geïntroduceerd.

Elke substantiële wijziging in de corporate governance structuur van de Vennootschap en in de naleving van de Code zal onder een apart agendapunt ter bespreking aan de Algemene Vergadering van Aandeelhouders worden voorgelegd. Onvoorziene omstandigheden daargelaten voorziet Hagemeyer in de nabije toekomst geen substantiële wijzigingen in haar corporate governance structuur.

# Human Resources

## Management incentives

Bij Hagemeyer zijn management incentive regelingen direct gekoppeld aan de realisatie van de doelstellingen van de Groep.

Key managers komen in aanmerking voor de Short Term Incentive (STI) regeling, die voorziet in een jaarlijkse cash bonus en een Long Term Incentive (LTI) regeling, die voorziet in een uitgestelde cash bonus die wordt uitbetaald in het tweede en derde jaar volgend op het bonusjaar.

De STI en LTI zijn gebaseerd op de realisatie van (dezelfde) overeengekomen meetbare kwantitatieve en kwalitatieve financiële en discretionaire doelen. De LTI regeling kent een uitgestelde uitbetaling en is bedoeld om key managers te stimuleren om bij Hagemeyer te blijven.

Daarnaast komt een selecte groep key managers en hoofdkantoormedewerkers in aanmerking voor voorwaardelijke aandelenopties en voorwaardelijke aandelen. Deze regeling voorziet in een incentive voor de lange termijn en verzekert een gepaste gelijkschakeling van management en aandeelhouderbelangen.

Voor 2004 en 2005 zijn speciale turnaround incentive regelingen geïntroduceerd voor een specifieke groep key managers in het Verenigd Koninkrijk, Centraal-Europa en Noord-Amerika. Deze aanvullende regelingen zijn in het leven geroepen omdat het herstel van deze drie regio's essentieel is voor het herstel van Hagemeyer. Voor deze regelingen zijn specifieke financiële turnaround doelen overeengekomen. Voor een selecte groep key managers in Noord-Amerika zijn de bestaande maximum niveaus van de STI en LTI bonus ook tijdelijk verhoogd.

Naast de introductie van de turnaround incentive regelingen, zijn de volgende incentive regelingen in 2004 aangepast:

- In de LTI regeling is de nadruk meer gelegd op het behouden van mensen en het voorzien in heldere communicatie naar de betrokken managers, wat de effectiviteit van deze regeling heeft verbeterd.
- Het aandelenoptie-aanbod voor de uitgifte van gewone aandelen is aangepast in verband met de aandelenemissie in 2004. Dit is noodzakelijk om te voorkomen dat de waarde (en derhalve de effectiviteit) van de aandelenoptieregeling afneemt. Aanbiedingen van voor 2004 zijn niet aangepast.
- Om belangen van management en aandeelhouders op één lijn te brengen en te anticiperen op ontwikkelingen met betrekking tot beloningen gebaseerd op het eigen vermogen, is besloten om het aantal aandelenopties dat wordt aangeboden te halveren en in plaats daarvan aandelen met een vergelijkbare waarde aan te bieden.
- De aandelenopties en aandelen zijn voorwaardelijk en afhankelijk van de gemiddelde ontvangen STI bonus. Deze maatregel is geïntroduceerd om duurzame prestaties en de verbetering van de winstgevendheid te stimuleren.

## Aantal medewerkers

Het gemiddelde aantal medewerkers (inclusief tijdelijke medewerkers) daalde van 20.918 in 2003 tot 17.973 in 2004. Ultimo 2004 was het aantal vaste medewerkers teruggebracht van 17.944 per ultimo 2003 tot 16.517 (inclusief tijdelijke medewerkers daalde het aantal van 19.057 naar 17.680). Voor verdere details ten aanzien van de mutaties in het aantal FTEs zie het overzicht op pagina 26.

## Management development

In 2004 had het management development programma geen prioriteit. In 2005 zal het programma echter nieuw leven worden ingeblazen om onze hogere medewerkers en veelbelovende jonge medewerkers uitdagende ontwikkelingsmogelijkheden te bieden. Het management development programma richt zich onder andere op opvolgingsplanning en een combinatie van interne en externe ontwikkelings- en opleidingsprogramma's. Door middel van dit programma wil Hagemeyer haar eigen identiteit versterken en de band met haar medewerkers aanhalen. Dit wordt ook tot uiting gebracht in Hagemeyers Business Principles.

# Risicobeheersing

Hagemeyers Raad van Bestuur is verantwoordelijk voor het ontwikkelen, implementeren en uitvoeren van de interne risicobeheersing van de Groep en, voor zo ver dit mogelijk is, actief managen van de strategische, financiële en operationele risico's waarmee de Groep te maken heeft. Ons risicobeheersingsraamwerk omvat onder meer het stellen van doelen, identificatie van relevante gebeurtenissen, risicobeoordeling en het reageren op risico's. De belangrijkste componenten van ons risicobeheersingsraamwerk in 2004 waren:

- risico-identificatie sessies;
- regelmatige strategische evaluaties van onze business;
- jaarlijkse budgetten;
- maandelijkse en driemaandelijkse financiële rapportage;
- driemaandelijkse voortschrijdende prognoses;
- maandelijkse financiële evaluatie met operationeel management;
- driemaandelijkse besprekingen met operationeel management van de resultaten;
- regelmatige bijeenkomsten met de stafmedewerkers van het hoofdkantoor;
- letters of representation, die door al onze werkmaatschappijen worden afgegeven, ondertekend door hun CEOs en CFOs;
- rapporten van onze afdeling Internal Audit;
- management letters en accountantsrapporten van de externe accountant;
- de Hagemeyer Business Principles; en
- een klokkenluidersregeling.

Alle wezenlijke bevindingen worden met de Auditcommissie besproken en waar relevant met de Raad van Commissarissen.

Het dient echter te worden opgemerkt dat geen enkel risicobeheersingsraamwerk ooit kan voorzien in een absolute garantie voor wat betreft het behalen van ondernemingsdoelstellingen. Ook geeft een dergelijk raamwerk geen absolute en totale garantie dat wezenlijke


the best
the best products,
prices & promotions
that's where.

fouten, verliezen, fraude of het schenden van wetten of regelgeving niet zullen voorkomen.

Binnen ons risicobeheersingsraamwerk hebben we de volgende belangrijkste risico's geïdentificeerd die, indien onvoldoende beheerst, een wezenlijke invloed zouden kunnen hebben op Hagemeyers vermogen haar doelstellingen te realiseren.

## Strategische risico's

De concurrentie zou een concurrentievoordeel op kunnen bouwen en houden ten nadele van Hagemeyer. De concurrentie van kleine plaatselijke concurrenten, met een kostenstructuur die niet te vergelijken is met die van ons, zou kunnen toenemen. Het agressief snijden in prijzen door de concurrentie om marktaandeel te winnen, kan een negatieve invloed hebben op onze volumes en brutomarge.

Daarnaast zouden leveranciers hun afzetkanaal kunnen wijzigen door de rol van de groothandel in de keten te reduceren, hetgeen een negatieve invloed zou kunnen hebben op onze volumes en de daaraan gerelateerde brutowinst. Bovendien kan de industrie minder aantrekkelijk worden door economisch slechte omstandigheden in de markten waarin Hagemeyer opereert. Hagemeyers PPS business wordt beïnvloed door diverse cycli, waaronder cycli in de bouwwereld en seizoensgebonden cycli. De prestaties van Hagemeyer worden vooral sterk beïnvloed door mogelijke economische veranderingen in Europa en de VS, regio's die goed zijn voor ongeveer 77% van de netto omzet.
De Agencies/Consumer Electronics activiteiten hebben bovendien te maken met consumentenvertrouwen en seizoensinvloeden.
Deze strategische risico's kunnen op diverse manieren een schadelijk effect hebben op onze business. Bovendien zou het ook moeilijker voor ons kunnen worden om gekwalificeerd personeel te behouden of alle functies volledig te bezetten.

## Financiële risico's

Hagemeyers activiteiten worden gekenmerkt door een hoge operationele gearing. Een relatief geringe wijziging in omzetniveau en brutomarge kan het resultaat wezenlijk beïnvloeden, als gevolg van het relatief vaste karaker van de operationele en overige lasten. Dit zou kunnen leiden tot de mogelijke situatie dat Hagemeyer in gebreke moet blijven in de naleving van enige bepaling in de financieringsovereenkomst terzake van onze senior leningfaciliteiten. Als eerder gemeld verwachten wij niet dat een dergelijke situatie zich in 2005 zal voordoen.

Daarnaast is niet uit te sluiten dat als wij onze huidige schuldenlast zouden willen vervangen of herfinancieren, een dergelijke vervanging of herfinanciering niet beschikbaar is op voorwaarden die voor ons gunstig of acceptabel zijn, waardoor ons nieuwe beperkende voorwaarden opgelegd.

In 2004 waren Hagemeyers activiteiten in andere valuta dan de euro goed voor ongeveer 70% van de geconsolideerde netto omzet. Aangezien de rapportagevaluta de euro is, kunnen wisselkoersmutaties van valuta in de landen waar wij opereren ten opzichte van de euro met name onze omzet, bedrijfsresultaten, activa en passiva beïnvloeden. Een negatieve invloed van wisselkoersmutaties op de netto omzet en brutowinst gaat vaak samen met een gunstige invloed op kosten en uitgaven. Wisselkoersmutaties kunnen de waardering van onze activa en passiva beïnvloeden en daardoor een negatief effect hebben op onze balansverhoudingen. Valuta die de grootste invloed hebben zijn de US dollar, het Britse pond, de Australische dollar en de Zweedse kroon.

Ten slotte hebben we een aantal toegezegde pensioenregelingen (defined benefit regelingen), waarvan de grootste voor de meerderheid van onze medewerkers in Nederland en het Verenigd Koninkrijk gelden. Toegezegde pensioenopbouw met betrekking tot ons pensioenplan in het Verenigd Koninkrijk liep af op 5 april 2002, en de regeling is daarna verder gegaan als een toegezegde bijdrageregeling (defined contribution regeling). Het pensioenplan van voor 5 april 2002 laat nog steeds een financieringstekort zien. De bezittingen van de pensioenplannen bestaan in beginsel uit investeringen die rente-inkomsten leveren op lange termijn en beursgenoteerde effecten, waarbij ongeveer 40% van de activa van de Nederlandse regeling en ongeveer 65% van die van de regeling in het Verenigd

Koninkrijk bestaan uit effecten. Toekomstige ontwikkelingen kunnen de waarde van de bezittingen van onze toegezegde pensioenregelingen en daarmee de naleving van de verplichte dekkingspercentages van de regelingen negatief beïnvloeden, wat zou kunnen leiden tot hogere pensioenlasten, pensioenpremies en te betalen bijdragen. Daarnaast zijn toegezegde pensioenregelingen ook gevoelig voor rentestanden, prijsinflatie en andere actuariele risico's. Toekomstige negatieve ontwikkelingen op deze gebieden kunnen het ook noodzakelijk maken een significante bijdrage te doen voor onze bestaande pensioenregelingen.

Deze financiële risico's zouden een wezenlijk nadelig effect kunnen hebben op onze business, financiële conditie en bedrijfsresultaten, indien zij zich voordoen.

### Operationele risico's

Onvermogen om de bedrijfsactiviteiten te blijven uitoefenen, essentiële producten en diensten te leveren, of bedrijfskosten te compenseren als gevolg van een aanzienlijke ramp (door interne of externe oorzaken), kan tot aanzienlijke beschadiging leiden van Hagemeyers financiële kracht en resultaten, alsmede Hagemeyers vermogen om financiering te verkrijgen.

Op soortgelijke wijze zouden gebrek aan service en/of begrip van verwachtingen van klanten, alsmede ineffectieve en inefficiënte logistieke processen, een wezenlijk negatief effect kunnen hebben op onze business, financiële conditie en bedrijfsresultaten, als deze situaties zich zou voordoen.

### Risico van gerechtelijke procedures

Hagemeyer is betrokken bij een aantal gerechtelijke procedures, waarvan enkele, als ze in het nadeel van de onderneming uitvallen, een aanzienlijk negatief effect op onze business, financiële conditie en bedrijfsresultaten zouden kunnen hebben. Hoewel wij van mening zijn dat we goede juridische gronden hebben om al deze claims te weerleggen, hebben wij voor een aantal van deze claims voorzieningen getroffen, die, gezien het feit dat de uitkomst van gerechtelijke procedures nu eenmaal onvoorspelbaar is, mogelijk onvoldoende zouden kunnen zijn om deze claims te dekken. Ongeacht de uitkomst van enige specifieke claim of claims, kunnen gerechtelijke procedures ook leiden tot aanzienlijke kosten en kunnen ze de aandacht van management in belangrijke mate afleiden.



# In Control Statement

De Raad van Bestuur is verantwoordelijk voor het ontwerp, de implementatie en de werking van de interne risicobeheersings- en controlesystemen van de Groep. Deze omvatten beleidsvorming, processen, taken, gedrag en andere aspecten van de Groep die het tezamen mogelijk maken de doelstellingen te realiseren en mogelijk wezenlijke fouten of verliezen en een onjuiste voorstelling van zaken te voorkomen, of vroegtijdig te signaleren. Dergelijke systemen kunnen echter nooit voorzien in een absolute garantie voor wat betreft het realiseren van ondernemingsdoelstellingen of essentiële fouten, verliezen, fraude of de overtreding van wetten of regelingen volledig voorkomen.

Gedurende het verslagjaar hebben wij de controleomgeving geanalyseerd en geëvalueerd, alsmede de risico's waaraan onze organisatie is blootgesteld. Hierbij hebben wij ons gebaseerd op de standaarden met betrekking tot interne controle zoals omschreven in het COSO Framework. Belangrijke instrumenten van onze interne risicobeheersing- en controlesystemen zijn risico-identificatie sessies, regelmatige strategische beoordelingen van onze business, jaarlijkse budgetten, maandelijkse en driemaandelijkse financiële rapportages, driemaandelijkse voortschrijdende prognoses, maandelijkse evaluatie met het operationeel management waarin de financiële situatie en resultaten besproken worden, driemaandelijkse besprekingen met operationeel management van de resultaten, regelmatige bijeenkomsten met de stafmedewerkers van het hoofdkantoor, maandelijkse letters of representation die door al onze werkmaatschappijen afgegeven worden en ondertekend door hun CEO's en CFO's, rapporten van onze afdeling Internal Audit, management letters en accountantsrapporten opgemaakt door de externe accountant, de Hagemeyer Business Principles en een klokkenluidersbeleid.

Het management van onze werkmaatschappijen heeft onafhankelijk vergelijkbare evaluaties uitgevoerd en de resultaten aan ons gerapporteerd. Wij hebben hun bevindingen besproken, in combinatie met de resultaten van de interne en externe controles. We bespreken op regelmatige basis al onze risicobeheersings- en controleactiviteiten met de Auditcommissie en de Raad van Commissarissen.

Zoals in het jaarverslag over 2003 gemeld heeft Hagemeyer in 2003 te maken gehad met ernstige tekortkomingen in de interne controle in het Verenigd Koninkrijk en de Verenigde Staten. Het management heeft passende maatregelen genomen om deze tekortkomingen op te lossen en herstelplannen werden in 2004 grotendeels geïmplementeerd. Ultimo 2004 hebben wij geen aanwijzingen dat de bestaande interne risicobeheersings- en controlesystemen niet adequaat zouden zijn, maar zijn ons bewust van het belang van verdere verbeteringen op het gebied van onze interne risicobeheersing- en controlesystemen. Wij zijn daarom op dit moment bezig met het verbeteren van onze interne risicobeheersing- en controleprocedures. De verbeterde procedures zullen dwingende minimum controlestandaarden omvatten voor alle relevante bedrijfsprocessen en gerelateerde risico's, procedures voor regelmatige evaluatie van risico's en controles, alsmede de rapportagestructuur met betrekking tot de uitkomsten van deze evaluaties.

Naarden, 22 februari 2005

**Raad van Bestuur**
R.W.A. de Becker, *Voorzitter en CEO*
J.S.T.Tiemstra, *CFO*

De Raad van Commissarissen staat de Raad van Bestuur bij met advies. De verantwoordelijkheid voor de uitvoering van zijn taken berust bij de Raad van Commissarissen als collectief. De Raad van Commissarissen richt zich bij de vervulling van zijn taak naar het belang van de Vennootschap en de met haar verbonden onderneming en weegt daartoe de in aanmerking komende belangen van bij de vennootschap betrokkenen af.

# Aan de aandeelhouders van Hagemeyer N.V.

## Jaarrekening 2004

Hierbij bieden wij u de door de Raad van Bestuur opgemaakte jaarrekening over 2004 aan.

Deze omvat:

- de geconsolideerde balans per 31 december;
- de geconsolideerde winst- en verliesrekening over het kalenderjaar;
- het geconsolideerde kasstroomoverzicht over het kalenderjaar;
- de vennootschappelijke balans per 31 december;
- de vennootschappelijke winst- en verliesrekening over het kalenderjaar; en
- de toelichting op de jaarrekening.

De jaarrekening is gecontroleerd door Deloitte Accountants. De verklaring van Deloitte Accountants treft u aan op pagina 107. De Raad van Commissarissen kan zich met deze stukken verenigen en beveelt de Algemene Vergadering van Aandeelhouders aan de jaarrekening 2004 overeenkomstig vast te stellen.

## Dividend

Op grond van het in 2004 in het kader van de herfinanciering afgesloten financieringsarrangement kan Hagemeyer slechts dividend uitkeren indien de interest cover ratio ten minste 3,50 : 1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,00 : 1. Aan deze voorwaarden wordt nog niet voldaan, zodat over 2004 geen dividend wordt uitgekeerd.

an Kalff, *Voorzitter* | Dudley Eustace, *Vice-voorzitter* | Bernard Bourigeaud | Theo de Raad





### Mr. P.J. Kalff *(1937)*

Benoemd in 1994, zittingsperiode tot 2006
Voormalig Voorzitter Raad van Bestuur
ABN AMRO Bank N.V.
De heer Kalff heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2004: geen

**Belangrijke nevenfuncties:**

- Voorzitter Raad van Commissarissen N.V. Luchthaven Schiphol
- Vice-voorzitter Raad van Commissarissen Stork N.V.
- Lid Raad van Commissarissen Concertgebouw N.V.
- Lid Raad van Commissarissen Koninklijke Volker Wessels Stevin N.V.
- Lid van de International Advisory Committee van de Federal Reserve Bank te New York (USA)
- Lid van het bestuur van Aon Corporation Chicago (USA)

### D.G. Eustace *(1936)*

Benoemd in 1999, zittingsperiode tot 2007
Voormalig Vice-voorzitter Raad van Bestuur en Group
Management Committee van Philips Electronics N.V.
De heer Eustace heeft de Britse en Canadese nationaliteit
Aandelen Hagemeyer per 31 december 2004: geen

**Belangrijke nevenfuncties:**

- Voorzitter Raad van Commissarissen AEGON N.V.
- Vice-voorzitter Raad van Commissarissen Koninklijke KPN N.V.
- Voorzitter Board van Sendo Holdings Plc (Verenigd Koninkrijk)
- Voorzitter Board van Smith and Nephew Plc (Verenigd Koninkrijk)

### B.A.J. Bourigeaud (1944)

Benoemd in 2004, zittingsperiode tot 2008
Voorzitter van de Raad van Bestuur van Atos Origin
De heer Bourigeaud heeft de Franse nationaliteit
Aandelen Hagemeyer per 31 december 2004: geen

**Belangrijke nevenfuncties:**

- Managing Director Atos Origin International N.V. (België)
- Lid Raad van Commissarissen Atos Worldline Processing GmbH (Duitsland)
- Directeur Atos Consulting (Verenigd Koninkrijk) en Neopost S.A. (Frankrijk)
- Permanent vertegenwoordiger bij Atos Orgin S.A. (Frankrijk)
- Lid van de Raad van Commissarissen van Atos Euronext SBF S.A. (Frankrijk)

### Drs. M.P.M. de Raad *(1945)*

Benoemd in 2004, zittingsperiode tot 2008
Voormalig lid van de Raad van Bestuur van Koninklijke Ahold
N.V.,Metro A.G. (Duitsland), SHV Holdings N.V.
en SHV Makro N.V.
De heer De Raad heeft de Nederlandse nationaliteit
Aandelen Hagemeyer per 31 december 2004: 2.620.

**Belangrijke nevenfuncties**

- Lid Raad van Commissarissen van CSM N.V.
- Lid Raad van Commissarissen van Sovion N.V.

### Auditcommissie

D.G. Eustace, *Voorzitter*
M.P.M. de Raad

### Remuneratiecommissie

P.J. Kalff, *Voorzitter*
B.A.J. Bourigeaud

## Verslag van Algemene Vergadering van Aandeelhouders van 9 januari 2004

Tijdens de op 9 januari 2004 gehouden Bijzondere Algemene Vergadering van Aandeelhouders werd de voorgestelde herfinanciering van Hagemeyer uitvoerig toegelicht en besproken. De vergadering verleende met een meerderheid van circa 90% (waaronder 10% van de inmiddels opgeheven Stichting Administratiekantoor Preferente Aandelen Hagemeyer) van de uitgebrachte stemmen goedkeuring aan de voorgestelde uitgifte van ten hoogste 383.107.396 aandelen tegen een uitgifteprijs van ten minste € 1,20 per aandeel, daaronder begrepen het verlenen van rechten tot het nemen van 100.000.000 aandelen voor een uitoefenprijs van tenminste € 1,50 per aandeel in verband met nieuw uit te geven achtergestelde converteerbare obligaties. Voorts verleende de vergadering goedkeuring aan het voorstel tot het uitsluiten van het voorkeursrecht bij uitgifte van deze aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen in verband met nieuw uit te geven achtergestelde converteerbare obligaties. Daarnaast werd goedkeuring verleend aan de voorgestelde statutenwijziging, waarbij het maatschappelijk kapitaal van Hagemeyer verhoogd werd van € 600 miljoen tot € 810 miljoen, de preferente aandelen werden afgeschaft en enkele kleine technische wijzigingen werden doorgevoerd. Tevens werd de heer W.H.M. Pot benoemd tot lid van de Raad van Bestuur voor een periode van maximaal zes maanden.

## Verslag van jaarlijkse Algemene Vergadering van Aandeelhouders van 21 april 2004

Tijdens de op 21 april 2004 gehouden jaarlijkse vergadering van aandeelhouders werd de jaarrekening over het jaar 2003 goedgekeurd en werd decharge verleend aan de leden van de Raad van Commissarissen en de leden van de Raad van Bestuur. De vergadering verleende goedkeuring aan de benoeming van de heren B.A.J. Bourigeaud en M.P.M. de Raad tot lid van de Raad van Commissarissen ter vervanging van de heren T.Y. Yasuda en W.F.Th Corpeleijn en aan de benoeming van de heer R.W.A. de Becker tot lid van der Raad van Bestuur in de functie van Voorzitter. Voorts verleende de vergadering goedkeuring aan de benoeming van Deloitte Accountants als externe accountant belast met de controle over de jaarrekening 2004. In de vergadering werd tevens aandacht besteed aan het onderwerp Corporate Governance.

## Verslag van de werkzaamheden van de Raad van Commissarissen gedurende 2004

In het verslagjaar overlegde de Raad van Commissarissen in vergaderingen op Hagemeyers hoofdkantoor in Naarden en in telefonische vergaderingen tien keer met de Raad van Bestuur. Daarnaast overlegde de Raad van Commissarissen twee keer buiten aanwezigheid van de Raad van Bestuur. Tenslotte was er regelmatig overleg tussen de voorzitter van de Raad van Commissarissen en de Raad van Bestuur. Geen van de leden van de Raad van Commissarissen was frequent afwezig bij de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur.

In de vergaderingen van de Raad van Commissarissen met de Raad van Bestuur werd de gang van zaken binnen de onderneming doorgenomen, waarbij onder meer de strategie van Hagemeyer, de aan Hagemeyers activiteiten verbonden algemene en financiële risico's en de opzet en werking van de interne risicobeheersing- en controlesystemen werden besproken. Ook werden de afronding van de herfinanciering van Hagemeyer en de daaraan gepaard gaande uitgifte van aandelen en achtergestelde converteerbare obligaties besproken, alsmede de aan de aandeelhouders voor te leggen jaarrekening over 2003, maandrapporten, het jaarbudget voor 2004 en 2005, de trading update over het eerste kwartaal 2004, het halfjaarbericht 2004 en de trading update over het derde kwartaal 2004. Uitgebreide aandacht werd besteed aan de voortgang van de turnaround van Hagemeyer, waarbij met name de ontwikkeling van de probleemregio's, het Verenigd Koninkrijk, de Verenigde Staten en Duitsland, nauwlettend werd gevolgd.

De Raad van Commissarissen besprak buiten aanwezigheid van de Raad van Bestuur zijn eigen functioneren, dat van de Auditcommissie en de Remuneratiecommissie en dat van de individuele leden van de Raad van Commissarissen. De Raad van Commissarissen kwam eenstemmig tot de conclusie dat het wenselijk was om nieuwe commissarissen te benoemen nu Hagemeyer een nieuwe fase inging.

De heren T.Y. Yasuda en W.F.Th Corpeleijn, die al eerder hadden bekend gemaakt dat zij zouden aftreden, zijn in dat licht vervangen door de heren B.A.J. Bourigeaud en M.P.M. de Raad. De Raad van Commissarissen besprak eveneens het functioneren van de Raad van Bestuur als college en het functioneren van de individuele leden van de Raad van Bestuur alsmede de opvolging van de heer R. ter Haar door de heer R.W.A. de Becker. In april 2004 werd afscheid genomen van de heer W.H.M. Pot, die een belangrijke bijdrage leverde aan de succesvolle afronding van Hagemeyers financiële herstructurering.

Hoewel Hagemeyer voor de inwerkingtreding van de Nederlandse Corporate Governance Code al grotendeels voldeed aan een goede corporate governance, werd Hagemeyers corporate governance herzien op basis van de principes en best practice bepalingen van de Nederlandse Corporate Governance Code. Verschillende reglementen werden aangepast en opgesteld, een voorstel voor statutenwijziging werd voorbereid en een gedragscode, de Hagemeyer Business Principles, en klokkenluidersregeling werden geïmplementeerd.

Ook werd een begin gemaakt met een betere benutting van de corporate website als informatie en- en communicatiemedium. De diverse reglementen, de Hagemeyer Business Principles en de klokkenluiderregeling zijn op de corporate website van Hagemeyer geplaatst. Voor verdere informatie over dit onderwerp wordt verwezen naar het meer uitgebreide hoofdstuk Corporate Governance in dit jaarverslag op pagina 42.

De Raad van Commissarissen heeft de intentie aan de Algemene Vergadering van Aandeelhouders een wijziging van Hagemeyers statuten voor te stellen. De meeste van deze op pagina 62 beschreven voorgestelde wijzigingen zijn noodzakelijk om Hagemeyers statuten meer in lijn te brengen met wetgeving en de Nederlandse Corporate Governance Code.

### Audit- en Remuneratiecommissie

Onze Raad heeft een Auditcommissie en een Remuneratiecommissie ingesteld. Indien noodzakelijk kunnen andere permanente en tijdelijke commissies worden ingesteld. Met de selectie en benoeming van topmanagement is de gehele Raad van Commissarissen belast.

### Auditcommissie

De Auditcommissie bestaat uit de heren D.G. Eustace (voorzitter) en M.P.M. de Raad en is belast met onder meer het toezicht, namens de Raad van Commissarissen, op de Raad van Bestuur ten aanzien van de werking van de interne risicobeheersings- en controlesystemen, de financiële informatieverschaffing door Hagemeyer, het beleid van Hagemeyer met betrekking tot belastingplanning, de financiering van Hagemeyer en de toepassing van informatie- en communicatietechnologie.

De Auditcommissie kwam in 2004 vier keer bijeen. In aanwezigheid van onder meer de CFO, de group controller en de externe accountant werden onder meer de jaarcijfers 2003 en het halfjaarbericht 2004 en de financiële situatie van de onderneming besproken. Uitgebreide aandacht werd besteed aan de control issues in het Verenigd Koninkrijk en de Verenigde Staten en de belastingplanning van de onderneming. Ook werd twee keer buiten aanwezigheid van de Raad van Bestuur met de externe accountant overlegd.

### Remuneratiecommissie

De Remuneratiecommissie bestaat uit de heren P.J. Kalff (voorzitter) en B.A.J. Bourigeaud en heeft onder meer als taak het doen van voorstellen aan de Raad van Commissarissen betreffende het te voeren bezoldigingsbeleid voor leden van de Raad van Bestuur en de bezoldiging van de individuele leden van de Raad van Bestuur. De Remuneratiecommissie vergaderde in 2004 vier keer over de bezoldiging van de leden van de Raad van Bestuur. Ook werd de afvloeiingsregeling met de heer R. ter Haar besproken en werd de bezoldiging van de heer De Becker en het Bezoldigingsbeleid vastgesteld.

## Bezoldigingsbeleid

Het Bezoldigingsbeleid is erop gericht om sterke, gekwalificeerde leden van de Raad van Bestuur te kunnen aantrekken en voor langere tijd aan de onderneming te binden.

Het huidige honoreringspakket is opgebouwd uit een vast basissalaris, een Short Term Incentive (STI; jaarlijkse cash bonus) en een Long Term Incentive (LTI; waarbij een uitgestelde cash bonus wordt omgezet in aandelen van de onderneming), gebaseerd op duidelijk gedefinieerde en meetbare doelstellingen. Het is het beleid dat bij een volledige realisatie van de STI en LTI doelstellingen, de maximale hoogte van deze cash bonussen niet meer zal zijn dan 120% van het basissalaris. Daarnaast kwalificeren de leden van de Raad van Bestuur zich voor aandelenopties. Deze opties worden toegekend onder de voorwaarde dat aan bepaalde prestatiecriteria wordt voldaan en vallen vrij na een periode van tenminste drie jaar [1].

Het beleid heeft tot doel een substantieel deel van de bezoldiging te relateren aan de door Hagemeyer behaalde resultaten. Dit deel dient in lijn te zijn met de marktpraktijk en is ontworpen om de betrokkenheid van de bestuurders bij Hagemeyer en haar financiële en operationele doelstellingen te versterken.

Voor nadere details over de remuneratie van het topmanagement verwijzen wij naar het Bezoldigingsbeleid (pagina 57 ) en toelichting 20 op de jaarrekening (pagina 97).

Ten aanzien van de optietoekenning in 2004 heeft de Raad van Commissarissen ingestemd met een maximale toekenning van 2,6 miljoen voorwaardelijke opties en aandelen aan daarvoor in aanmerking komend management, inclusief leden van de Raad van Bestuur. De daadwerkelijke toekenning wordt in noot 9 van de jaarrekening (pagina 82) nader gespecificeerd.

## Onafhankelijkheid

De leden van de Raad van Commissarissen hebben hun functie als onafhankelijk persoon verricht en niet als vertegenwoordiger van mogelijke groeperingen of organisaties. Ieder lid van de Raad van Commissarissen is onafhankelijk in de zin van best practice bepaling III.2.2 van de Nederlandse Corporate Governance Code. Dit houdt in dat geen van de leden van de Raad van Commissarissen (noch hun (huwelijks)partner of nauwe bloedverwanten):

- werknemer of bestuurder van Hagemeyer of een deelneming is geweest in de vijf jaar voorafgaande aan de benoeming;
- een persoonlijke financiële vergoeding ontvangt van Hagemeyer of een deelneming, anders dan de vergoeding die voor de als lid van de Raad van Commissarissen verrichte werkzaamheden wordt ontvangen;
- een belangrijke zakelijke relatie met Hagemeyer of een deelneming heeft gehad in het jaar voorafgaand aan de benoeming;
- bestuurslid is van een onderneming waarin een lid van de Raad van Bestuur commissaris is;
- ten minste tien procent van de aandelen houdt in het kapitaal van Hagemeyer;
- lid van de Raad van Bestuur of van de Raad van Commissarissen van een onderneming is die ten minste tien procent van de aandelen houdt in het kapitaal van Hagemeyer; of
- tijdelijk heeft voorzien in het bestuur van onze onderneming gedurende de afgelopen twaalf maanden.

De Raad van Commissarissen heeft het vertrouwen dat de financiële herstructurering een goede basis vormt voor een herstel van de winstgevendheid in de komende jaren.

Voor een nadere toelichting omtrent de gang van zaken gedurende het boekjaar 2004 verwijzen wij naar het verslag van de Raad van Bestuur.

Naarden, 22 februari 2005

**Raad van Commissarissen**
P.J. Kalff, *Voorzitter*
D.G. Eustace, *Vice-voorzitter*
B.A.J. Bourigeaud
M.P.M de Raad

[1] *In afwijking met het beleid is met de Voorzitter van de Raad van Bestuur een periode van één jaar overeengekomen.*

# Bezoldigingsbeleid Hagemeyer N.V.

## Algemeen

Dit beleid, en mogelijke veranderingen hierop, zal ter goedkeuring worden voorgelegd aan de Algemene Vergadering van Aandeelhouders.

Het doel van het bezoldigingsbeleid is om in een bezoldiging te voorzien, die zodanig is dat gekwalificeerde en deskundige bestuurders kunnen worden aangetrokken, gemotiveerd en behouden. De bezoldiging van de leden van de Raad van Bestuur wordt vastgesteld door de Raad van Commissarissen, op voorstel van de Remuneratiecommissie.

De Remuneratiecommissie bekijkt jaarlijks in hoeverre aanpassing van de arbeidsvoorwaarden aan de orde is. Daarbij hanteert zij als uitgangspunt dat de arbeidsvoorwaarden concurrerend moeten zijn met in Nederland gevestigde internationaal opererende ondernemingen. Hierbij wordt met name gekeken naar ondernemingen die qua omvang en complexiteit vergelijkbaar zijn met Hagemeyer.

Het beleid heeft tot doel een substantieel deel van de bezoldiging te relateren aan de door Hagemeyer behaalde resultaten. Dit deel dient in lijn te zijn met de marktpraktijk en is ontworpen om de betrokkenheid van de bestuurders bij Hagemeyer en haar financiële en operationele doelstellingen te versterken.

In individuele gevallen kan de Raad van Commissarissen afwijken van het beleid zoals hieronder omschreven, indien dit noodzakelijk wordt geacht op basis van marktomstandigheden of indien de toepassing van het beleid aantoonbaar onredelijk zou zijn. Afwijkingen worden gerapporteerd in toelichting 20 op de Jaarrekening. De details van het huidige bezoldigingsbeleid zijn als volgt.

## Basissalaris

De Remuneratiecommissie evalueert periodiek de hoogte van het basissalaris, rekening houdend met verantwoordelijkheid, functioneren, reikwijdte, complexiteit en marktontwikkelingen.

## Jaarbonus ('Short Term Incentive')

Op basis van de Short Term Incentive ('STI') regeling, kan een jaarbonus betaalbaar worden, afhankelijk van het behalen van vooraf gedefinieerde doelstellingen. De STI bonus kan maximaal 80% van het basissalaris bedragen en is deels afhankelijk van financiële resultaten (onder andere financieringskosten), deels van operationele resultaten (onder andere EBITDA en netto werkkapitaal als percentage van de omzet), zoals vooraf door de Raad van Commissarissen vastgesteld en deels van de persoonlijke prestaties van het bestuurslid (onder andere management development en het managen van 'senior loan' faciliteiten).

## Drie-jaars bonus ('Long Term Incentive')

De Long Term Incentive ('LTI') is een bonusregeling voor een voortschrijdende drie-jaars periode, waarbij één jaar na aanvang van de bonusperiode een bonusbedrag wordt vastgesteld. 50% van deze bonus wordt na twee jaar toegekend en 50% na drie jaar, mits het dienstverband met Hagemeyer op dat moment nog bestaat. Met ingang van 1 januari 2004 is de LTI gebaseerd op het behalen van dezelfde vooraf gedefinieerde doelstellingen als de STI. De LTI bonus voor leden van de Raad van Bestuur kan maximaal 40% van het basissalaris bedragen.

Zoals bepaald in het hieronder omschreven 'Performance Share Plan' zal de LTI bonus worden geïnvesteerd in aandelen Hagemeyer.

## Performance Share Plan

Het 'Performance Share Plan' is ingevoerd om leden van de Raad van Bestuur een substantieel bezit aan aandelen Hagemeyer te laten opbouwen. Zij dienen het volledige netto restant van elke LTI bonus, alsmede een bedrag gelijk aan tenminste de helft van de opbrengsten van uitgeoefende aandelenopties (na belastingen) te investeren in aandelen Hagemeyer. Bovendien zal het netto restant van de toegekende aandelen uit hoofde van de aandelenregeling onder het 'Performance Share Plan' vallen. Als de aandelen twee jaar aangehouden zijn in het 'Performance

Share Plan', wordt een premie toegekend. Deze premie bedraagt 50% voor elke periode van twee jaar dat de aandelen worden aangehouden. De premie moet worden geïnvesteerd in aandelen Hagemeyer. Deze 'premie-aandelen' komen niet in aanmerking voor toekomstige premies. Iedere aanspraak op deze premie komt te vervallen bij vrijwillig ontslag of ontslag om dwingende redenen.

Aandelen die in het 'Performance Share Plan' worden aangehouden, mogen niet worden verkocht gedurende het dienstverband. Verkoop is slechts toegestaan na beëindiging van het dienstverband.

### Aandelenopties

De leden van de Raad van Bestuur nemen deel aan de optieregeling voor senior managers bij Hagemeyer. De aandelenopties vormen een voorwaardelijke beloningscomponent. Alle of een deel van de aandelenopties komen te vervallen indien gemiddeld minder dan 50% van de maximum STI bonus wordt bereikt in de eerste drie jaar. Bovendien bevat de aandelenoptieovereenkomst zodanige bepalingen dat uitoefening in de eerste drie jaar niet mogelijk is. De aandelenopties vervallen in beginsel na beëindiging van het dienstverband, behalve in geval van pensionering. Bij uitoefening van de aandelenopties dient een bedrag gelijk aan tenminste de helft van de optiewinst (na belasting) te worden geïnvesteerd in aandelen Hagemeyer, zoals bepaald in het hierboven omschreven 'Performance Share Plan'.

Er worden jaarlijks maximaal 200.000 aandelenopties toegekend per lid van de Raad van Bestuur.

Voor leden van de Raad van Bestuur en een beperkt aantal andere senior medewerkers, heeft de Raad van Commissarissen zijn intentie bevestigd dat in geval van een zogenoemde 'change of control', uitstaande aandelenopties onmiddellijk uitoefenbaar worden.

### Voorwaardelijke aandelen

De leden van de Raad van Bestuur nemen deel in de aandelenregeling voor senior managers bij Hagemeyer. De aandelen worden alleen dan na drie jaar volledig toegekend, indien in deze drie jaar gemiddeld 50% of meer van de maximum STI bonus is behaald. De voorwaardelijke aandelen vervallen in beginsel bij beëindiging van het dienstverband, behalve in geval van pensionering. Tot de helft van de aandelen mag worden verkocht ter dekking van inkomstenbelasting. Het netto restant van de toegekende aandelen zal onder het hierboven omschreven 'Performance Share Plan' komen te vallen.

Er worden jaarlijks maximaal 100.000 voorwaardelijke aandelen toegekend per lid van de Raad van Bestuur.

### Afdekken van de voorwaardelijke verplichtingen uit hoofde van opties en aandelen

Het huidige beleid van Hagemeyer is om de voorwaardelijke verplichtingen voortkomende uit de aan het personeel aangeboden aandelenopties of aandelen niet af te dekken. Als aandelenopties worden uitgeoefend en/of aandelen onvoorwaardelijk worden, zal Hagemeyer hetzij nieuwe aandelen uitgeven, na goedkeuring van de aandeelhouders, of aandelen inkopen, afhankelijk van hetgeen gepast is gegeven de heersende marktcondities.

### Pensioen

De leden van de Raad van Bestuur nemen deel in een middelloonpensioenregeling, met een pensioenleeftijd van 60 jaar. De jaarlijkse pensioenopbouw van deze regeling is 2,25% van de pensioengrondslag. Er wordt geen pensioen opgebouwd over de variabele beloningselementen.

### Aanvullende regelingen

De leden van de Raad van Bestuur hebben recht op een door de onderneming ter beschikking gestelde auto. Bovendien ontvangen de leden van de Raad van Bestuur een bijdrage in de premie van de collectieve ziektekostenverzekering, alsmede de kosten van telefoongebruik. Zij nemen tevens deel in andere gebruikelijke regelingen, zoals een arbeidsongeschiktheidsverzekering.

De leden van de Raad van Bestuur ontvangen een vaste vergoeding van (momenteel) € 570 per persoon per maand voor niet op andere wijze te declareren zakelijke kosten.

In individuele gevallen kan de Raad van Commissarissen beslissen om een 'backservice'koopsom voor pensioenen toe te kennen of een 'sign-on' bonus om de geschikte kandidaat aan te trekken, mochten de marktomstandigheden dit vereisen.

Tot 1 januari 2004 werden leden van de Raad van Bestuur aangesteld voor onbepaalde tijd. Voor leden aangesteld vanaf 1 januari 2004 geldt een maximum contractsperiode van vier jaar.

### Leningen

Het beleid van Hagemeyer is om geen leningen te verstrekken aan of te garanderen voor leden van de Raad van Bestuur.

### Ontslagvergoedingen

Een lid van de Raad van Bestuur komt in aanmerking voor een ontslagvergoeding indien:

i) Hagemeyer het dienstverband beëindigt na een overname, fusie of andere gebeurtenis waarbij sprake is van een zogenoemde 'change of control' van Hagemeyer; of
ii) het lid van de Raad van Bestuur het dienstverband beëindigt binnen één jaar na een overname, fusie of andere gebeurtenis waarin sprake is van een 'change of control' vanwege een wezenlijk verschil van inzicht met de nieuwe Raad van Bestuur of Raad van Commissarissen of vanwege een materiële wijziging in de bevoegdheden en verantwoordelijkheden van het bestuurslid.

In elk van de bovengenoemde situaties zijn de leden van de Raad van Bestuur, naast de normale salarisbetaling, gerechtigd tot een ontslagvergoeding wegens 'change of control', gelijk aan tweeëneenhalf keer hun totale beloning over het jaar of, als dat minder is, de totale beloning voor de resterende duur van het contract.

De ontslagvergoeding wegens 'change of control' wordt uitbetaald in drie termijnen. De eerste termijn wordt onmiddellijk na beëindiging van het dienstverband uitbetaald. De tweede en derde termijn worden respectievelijk 6 en 9 maanden na de beëindiging van het dienstverband uitbetaald, met als voorwaarde dat het bestuurslid op desbetreffend moment geen andere dienstbetrekking heeft aanvaard waarin hij een basissalaris ontvangt dat tenminste gelijk is aan 75% van zijn basissalaris bij Hagemeyer.

Voor het berekenen van een ontslagvergoeding wegens 'change of control', wordt als totale beloning over het jaar beschouwd: (i) het bruto basissalaris op het moment van beëindiging van het dienstverband, (ii) de jaarlijkse pensioenopbouw, (iii) 25% van de maximale STI bonus en (iv) 25% van de maximale LTI bonus.

De voorwaarden van deze 'change of control' regeling zal worden overeengekomen tussen de Raad van Commissarissen en het lid van de Raad van Bestuur. Na afloop van de termijn van deze regeling wordt een nieuwe geldigheidsduur overeengekomen.

In geval van onvrijwillig vertrek om enige andere reden dan 'change of control' hebben de leden van de Raad van Bestuur geen recht op een vooraf overeengekomen ontslagvergoeding. Dit betekent dat indien een dienstverband van een lid van de Raad van Bestuur onvrijwillig wordt beëindigd, een vergoeding zal worden bepaald op basis van de van toepassing zijnde wettelijke regelingen, de oorzaak of redenen voor de beëindiging van het dienstverband en het salarisniveau en de juridische positie van de betreffende persoon.

# Statuten

Het volgende is een vereenvoudigde weergave van de statuten van de Vennootschap.

**Aandelen**
Het maatschappelijk kapitaal bedraagt achthonderd en tien miljoen euro's (€ 810.000.000) en is verdeeld in zeshonderdvijfenzeventig miljoen (675.000.000) aandelen van één euro en twintig eurocent (€ 1,20) nominaal, elk gerechtigd tot het uitbrengen van één stem. Per 31 december 2004 bedraagt het aantal uitgegeven aandelen 516.091.042. De Vennootschap kent een Necigef-verzamelbewijs waarin alle geplaatste aandelen aan toonder worden belichaamd.

**Voorkeursrecht**
De Algemene Vergadering is het tot uitgifte bevoegde orgaan, behoudens aanwijzing van een ander vennootschapsorgaan door de Algemene Vergadering. De Algemene Vergadering heeft de Raad van Bestuur aangewezen als het tot uitgifte bevoegde orgaan. Deze bevoegdheid eindigt op 21 oktober 2005 en is beperkt tot tien procent (10%) van het geplaatste kapitaal van de Vennootschap en een additionele tien procent (10%) indien de uitgifte plaatsvindt ingeval van fusie of overname. Een besluit van de Raad van Bestuur omtrent uitgifte van aandelen behoeft de goedkeuring van de Raad van Commissarissen. Bij uitgifte van aandelen heeft iedere aandeelhouder een voorkeursrecht naar evenredigheid van het door hem gehouden aantal aandelen. Dit voorkeursrecht kan worden beperkt of uitgesloten door de Algemene Vergadering of een ander door de Algemene Vergadering aan te wijzen vennootschapsorgaan. De Algemene Vergadering heeft de Raad van Bestuur voor de duur dat hij tot uitgifte van aandelen bevoegd is, aangewezen als het orgaan dat bevoegd is te besluiten tot het beperken of uitsluiten van het voorkeursrecht. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.

**Inkoop van aandelen**
De Raad van Bestuur kan door de Algemene Vergadering gemachtigd worden om de Vennootschap eigen aandelen te laten inkopen. Deze voor ten hoogste 18 maanden geldende machtiging wordt gewoonlijk jaarlijks verleend. Een besluit tot inkoop van eigen aandelen behoeft de goedkeuring van de Raad van Commissarissen.

**Raad van Bestuur**
De Vennootschap wordt bestuurd en vertegenwoordigd door een Raad van Bestuur waarvan de leden worden benoemd door de Algemene Vergadering op voordracht van de Gecombineerde Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen.

**Raad van Commissarissen**
De Raad van Commissarissen bestaat uit drie of meer leden die worden benoemd door de Algemene Vergadering op voordracht van de Gecombineerde Vergadering. Benoeming, schorsing of ontslag anders dan op voordracht of voorstel van de Gecombineerde Vergadering, behoeft een aandeelhoudersbesluit met een gekwalificeerde meerderheid van stemmen. De commissarissen worden benoemd en treden af volgens een rooster dat voorziet in zittingsperiodes van vier jaar, waarna herbenoeming kan plaatsvinden. De Raad besluit met een volstrekte meerderheid van stemmen.

**Gecombineerde Vergadering**
De Gecombineerde Vergadering bestaat uit de leden van de Raad van Commissarissen en de Raad van Bestuur. Zij besluit met een gewone meerderheid van stemmen.

**Algemene Vergadering van Aandeelhouders**
Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden. Een Algemene Vergadering van Aandeelhouders wordt bijeengeroepen door de Raad van Commissarissen of de Raad van Bestuur. Bij de oproeping wordt

een termijn van minimaal 15 dagen in acht genomen en worden de te behandelen onderwerpen vermeld of ter kennisneming neergelegd ten kantore van de Vennootschap. De vergaderingen worden gehouden in Amsterdam en worden geleid door de Voorzitter van de Raad van Commissarissen of diens plaatsvervanger. De Algemene Vergadering behandelt onder meer het jaarverslag, stelt de jaarrekening vast, stelt het dividend vast en besluit omtrent de décharge van de leden van de Raad van Bestuur en de Raad van Commissarissen. De besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij wet of statuten een grotere meerderheid voorschrijven. Van het verhandelde worden notulen gemaakt, die door de voorzitter en de secretaris worden vastgesteld. Aandeelhouders en certificaathouders die alleen of gezamenlijk één procent of meer van het geplaatste kapitaal vertegenwoordigen, kunnen voorstellen indienen om onderwerpen op de agenda te plaatsen.

**Dividend**

Jaarlijks wordt door de Raad van Bestuur, onder goedkeuring van de Raad van Commissarissen, vastgesteld welk gedeelte van de uitkeerbare winst wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de Algemene Vergadering. Op voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering besluiten het dividend geheel of gedeeltelijk in aandelen uit te keren. De Gecombineerde Vergadering kan besluiten tot uitkering van interim-dividend.

**Statutenwijziging**

Een besluit tot wijziging van de statuten kan door de Algemene Vergadering slechts worden genomen met een gewone meerderheid van stemmen indien het voorstel tot statutenwijziging is gedaan door de Gecombineerde Vergadering. Bij gebreke van een zodanig voorstel van de Gecombineerde Vergadering kan de Algemene Vergadering niettemin tot statutenwijziging besluiten, indien dit besluit wordt genomen met een meerderheid van ten minste twee derde van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.



## Voorstel tot wijziging van de statuten

Hagemeyer is voornemens een voorstel tot statutenwijziging te doen teneinde de statuten meer in lijn te brengen met toepasselijke wetgeving en de Code. De meest relevante wijzigingen van de statuten worden hierna weergegeven.

**Vervallen van de Gecombineerde Vergadering**

Voorgesteld wordt om de Gecombineerde Vergadering (het orgaan dat gevormd wordt door de leden van de Raad van Commissarissen en leden van de Raad van Bestuur tezamen) te laten vervallen. De bevoegdheden van de Gecombineerde Vergadering komen, waar dat relevant is, toe aan de Raad van Commissarissen (bevoegdheid met betrekking tot benoeming, schorsing en ontslag van leden van de Raad van Bestuur en leden van de Raad van Commissarissen) dan wel aan de Raad van Bestuur onder goedkeuring van de Raad van Commissarissen (bevoegdheid met betrekking tot dividenduitkeringen en andere uitkeringen aan aandeelhouders, statutenwijziging, ontbinding van Hagemeyer en juridische fusie of splitsing).

**Bezoldiging van de Raad van Bestuur**

In overeenstemming met artikel 2:135 BW heeft Hagemeyer een beloningsbeleid voor de Raad van Bestuur. Dit beloningsbeleid moet worden vastgesteld door de Algemene Vergadering van Aandeelhouders, op voorstel van de Raad van Commissarissen. De bezoldiging zelf zal door de Raad van Commissarissen worden vastgesteld. Indien de bezoldiging echter tevens bestaat uit regelingen waarbij aandelen of rechten tot het nemen van aandelen worden toegekend, dan moeten dergelijke regelingen worden goedgekeurd door de Algemene Vergadering van Aandeelhouders. Voorgesteld wordt hiertoe strekkende bepalingen in de statuten van Hagemeyer op te nemen.

**Goedkeuring van besluiten van de Raad van Bestuur**

In de statuten zoals deze thans gelden, zijn besluiten van de Raad van Bestuur opgesomd die zijn onderworpen aan de goedkeuring van de Raad van Commissarissen. Voorgesteld wordt om een bepaling op te nemen, inhoudende dat de Raad van Commissarissen ook andere besluiten van de Raad van Bestuur aan zijn goedkeuring mag onderwerpen.

Teneinde de statuten van Hagemeyer in lijn te brengen met artikel 2:107a BW wordt voorts voorgesteld een nieuwe bepaling in de statuten op te nemen, waarin wordt bepaald dat de Raad van Bestuur de goedkeuring van de Algemene Vergadering van Aandeelhouders behoeft voor besluiten omtrent:

(a) de overdracht van (vrijwel) de gehele onderneming van Hagemeyer aan een derde;

(b) het aangaan of verbreken van een duurzame samenwerking van Hagemeyer of een dochtermaatschappij met een andere rechtspersoon of vennootschap danwel als volledig aansprakelijke vennoot in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor Hagemeyer;

(c) het nemen of afstoten door Hagemeyer of een dochtermaatschappij van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het totaal van de activa van Hagemeyer volgens de balans met toelichting of, indien Hagemeyer een geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting conform de laatst vastgestelde jaarrekening van Hagemeyer.

**Dividend**

Binnen de reikwijdte van het reservering- en dividendbeleid, zal een voorstel tot uitkering van dividend op aandelen apart worden behandeld. Dientengevolge zal de vaststelling van dividend een apart agendapunt zijn op de jaarlijkse Algemene Vergadering van Aandeelhouders.

**Het verlenen van decharge aan de leden van de Raad van Bestuur en van de Raad van Commissarissen**

Het verlenen van decharge aan de leden van de Raad van Bestuur en het verlenen van decharge aan de leden van de Raad van Commissarissen zullen als twee aparte agendapunten aan de orde worden gesteld tijdens de jaarlijkse Algemene Vergadering van Aandeelhouders.

**Agenderingsrecht**

In overeenstemming met artikel 2:114a BW wordt voorgesteld een bepaling in de statuten op te nemen waarbij, behalve aandeelhouders die alleen of gezamenlijk tenminste één procent (1%) van het geplaatste kapitaal van Hagemeyer vertegenwoordigen, tevens aandeelhouders van wie de aandelen volgens de Officiële Prijscourant van Euronext Amsterdam N.V. alleen of gezamenlijk ten minste een waarde van € 50.000.000,- vertegenwoordigen, het recht hebben de Raad van Bestuur of de Raad van Commissarissen te verzoeken om onderwerpen op de agenda van de Algemene Vergadering van Aandeelhouders te plaatsen.

Deze verzoeken moeten door de Raad van Bestuur of de Raad van Commissarissen worden overgenomen onder de voorwaarde dat (i) er geen zwaarwegende belangen van Hagemeyer zijn die zich tegen agendering verzetten en (ii) het verzoek ten minste 60 dagen voor de datum van de Algemene Vergadering van Aandeelhouders schriftelijk bij de Raad van Bestuur of de voorzitter van de Raad van Commissarissen is ingediend.

**Registratiedatum**

In overeenstemming met het in de Nederlandse Corporate Governance Code en het in artikel 2:119 van het Burgerlijk Wetboek bepaalde, zullen de statuten bepalen dat de Raad van Bestuur gemachtigd is om bij de bijeenroeping van de Algemene Vergadering van Aandeelhouders te bepalen dat ten aanzien van aandelen in haar kapitaal als stem- of vergadergerechtigden gelden zij die op een bij de oproeping bepaalde dag zijn ingeschreven in een door de Raad van Bestuur aangewezen register, ongeacht wie ten tijde van de Algemene Vergadering van Aandeelhouders de rechthebbende(n) op die aandelen zijn.

De uiterste dag van registratie mag niet vroeger worden gesteld dan op de zevende dag vóór die van de vergadering. Bij de oproeping voor de vergadering wordt de dag van registratie gemeld, alsmede de wijze waarop de stem- of vergadergerechtigden zich kunnen laten registreren. Het staat de Raad van Bestuur vrij om van deze bevoegdheid gebruik te maken; van een verplichting is geen sprake.

**Vrijwaring**

Recente ontwikkelingen in het Nederlands vennootschapsrecht en buitenlandse invloeden laten zien dat steeds vaker leden van de Raad van Bestuur en Raad van Commissarissen persoonlijk aansprakelijk worden gesteld voor besluiten die zij nemen in het belang van de Vennootschap in hun hoedanigheid van lid van de Raad van Bestuur of Raad van Commissarissen. De kosten die in verband met de verdediging tegen aanspraken en in verband met andere schade worden geleden dienen slechts voor rekening van de betrokkene te komen, indien wordt vastgesteld dat de taakvervulling ten aanzien van het handelen of nalaten die aanleiding geeft tot de aanspraak kennelijk onbehoorlijk is geweest, of waarvan de betrokkene een ernstig verwijt kan worden gemaakt. In het licht van bovenstaande wordt voorgesteld om in de statuten een vrijwaringsclausule op te nemen waarin is bepaald in welke gevallen aan (voormalig) leden van de Raad van Bestuur en de Raad van Commissarissen redelijke kosten, die zijn gemaakt in verband met de uitoefening van hun taak, zullen worden vergoed door de vennootschap. Op grond van deze vrijwaring worden geen kosten vergoed, die reeds zijn vergoed door enige beroepsaansprakelijkheidsverzekering.

# Hagemeyer Business Principles

De basis van onze onderneming is vertrouwen, eerlijkheid en integriteit. Alle belanghebbenden in onze onderneming, waaronder werknemers, aandeelhouders, klanten en leveranciers, alsmede onze zakenpartners mogen van ons verwachten dat wij hoge ethische normen en waarden hanteren. Deze normen en waarden zijn neergelegd in de Hagemeyer Business Principles.

## Hagemeyer staat voor:

**Integriteit**
De basis voor alle zakelijke handelingen binnen Hagemeyer is integriteit. Dit betekent dat iedereen die met Hagemeyer te maken heeft, zowel intern als extern, kan rekenen op een respectvolle, eerlijke en rechtvaardige behandeling.

**Vakbekwaamheid**
Hagemeyer is trots op de vakkundige manier waarop het al haar zakelijke activiteiten benadert. Wij verwachten dan ook van onze werknemers dat zij bij al hun dagelijkse bezigheden dezelfde vakbekwaamheid aan de dag leggen.

**Service**
Hagemeyer is zich ervan bewust dat realisatie van haar doelstellingen alleen mogelijk is door klanten en leveranciers de beste service te bieden. Deze op service gerichte benadering vormt de hoeksteen van Hagemeyers visie op de zakelijke praktijk.

**Duurzaamheid**
Het voornaamste doel van Hagemeyer is het drijven van een winstgevende, groeiende en duurzame onderneming. Dit brengt met zich dat de doelstellingen voor de korte en lange termijn met elkaar in evenwicht moeten zijn, en dat het toebrengen van schade aan mensen en milieu vermeden dient te worden.

Deze normen en waarden zijn van essentieel belang voor de wijze waarop Hagemeyer wereldwijd haar onderneming voert en staan aan de basis van al onze zakelijke beslissingen.

Hagemeyer hecht tevens zeer veel waarde aan naleving van alle wetten en regelgeving die op onze bedrijfsactiviteiten van toepassing zijn. De Hagemeyer Business Principles dienen dan ook mede gezien te worden als een aanvulling op de relevante wetten en specifieke regelgeving die op onze onderneming van toepassing zijn.

**Klokkenluidersregeling**
Hagemeyer streeft na dat haar onderneming wordt gedreven in overeenstemming met geldende wet- en regelgeving en geldende normen van ethiek. In overeenstemming met deze normen moedigt Hagemeyer haar werknemers aan om overtredingen of vermoedelijke overtredingen van wet- en regelgeving, de Hagemeyer Business Principles of andere toepasselijke interne richtlijnen, of bezorgdheid omtrent een juiste financiële verslaglegging, het op juiste wijze uitvoeren van interne boekhoudkundige controles of het op juiste wijze uit (doen) voeren van audit werkzaamheden, direct te melden. Werknemers die te goeder trouw een vermoeden van een misstand melden zullen daar geen hinder van ondervinden. Tegen een werknemer die actie onderneemt tegen een andere werknemer die te goeder trouw melding deed van een vermoeden van een misstand zullen maatregelen worden genomen, waarbij ontslag tot de mogelijkheden behoort.

De Hagemeyer Klokkenluidersregeling, die in dit verslagjaar werd geïmplementeerd, regelt de wijze waarop Hagemeyer met de meldingen van werknemers omtrent een vermoeden van een misstand zal omgaan en is bedoeld om werknemers aan te moedigen en in staat te stellen hun serieuze bezorgdheid binnen de Hagemeyer Groep te uiten in plaats van een oplossing te zoeken buiten de Hagemeyer Groep.

# Duurzaamheid

## Visie

Mede door de brede maatschappelijke ontwikkelingen is duurzaam ondernemen uitgegroeid tot een integraal onderdeel van de bedrijfsvoering van Hagemeyer. Hagemeyer volgt deze (inter)nationale maatschappelijke ontwikkelingen en de diverse daaruit voortvloeiende verwachtingen van stakeholders nauwlettend. Duurzaam ondernemen is onderdeel van Hagemeyers strategie en dagelijks handelen. Dit betekent dat wordt gestreefd naar een juiste balans tussen korte- en langetermijn doelstellingen en naar bedrijfspraktijken die zoveel mogelijk bescherming bieden aan de verschillende stakeholders. Hagemeyer beschouwt het optimaliseren van de balans tussen 'People, Planet & Profit' als een continue uitdaging.

In 2004 introduceerde Hagemeyer voor de gehele organisatie de Hagemeyer Business Principles en een Klokkenluidersregeling. Hiermee werden belangrijke stappen gezet om duurzaam ondernemen op meer systematische manier te bevorderen in de organisatie. Zo beoogt Hagemeyer met de Klokkenluidersregeling haar werknemers te stimuleren van een vermoeden van schending van wetten, regelgeving of interne beleidsregels melding te maken. De regio-organisaties en werkmaatschappijen vertalen de Business Principles voor duurzaam ondernemen in managementsystemen, gedragscodes, richtlijnen en procedures gericht op de eigen activiteiten, medewerkers en lokale wetgeving.

## Milieu

Aangezien Hagemeyer zich toelegt op distributie van producten en niet op productie is de impact van haar bedrijfsvoering op het gebied van milieu relatief beperkt in vergelijking tot andere bedrijfstakken. Niettemin neemt Hagemeyer een actieve houding in op het gebied van milieu. Naast het nadrukkelijk naleven van alle wetten en voorschriften, voert Hagemeyer de bedrijfsactiviteiten uit op een verantwoorde manier, ter voorkoming van vermijdbare risico's en schade aan het milieu. Het volgen van prestaties op milieugebied en de systematische registratie daarvan zijn speerpunten in Hagemeyers beleid.

In 2004 hebben bij Hagemeyer verschillende ontwikkelingen plaats gevonden om het milieubeleid te bevorderen. Zo heeft vermindering van energiegebruik de aandacht van de meeste werkmaatschappijen. In het Verenigd Koninkrijk werd in 2004 gestart met het ontwikkelen van een registratiesysteem op basis van prestatie-indicatoren en met het samenstellen van een gids met richtlijnen voor energie-efficiency. In Noorwegen werd het energieverbruik sinds 1999 met 14% teruggebracht, mede door de overschakeling op automatische kracht- en warmtecentrales. Ook het isoleren van distributiecentra en in sommige gevallen de verhuizing naar kleinere distributiecentra droegen bij aan deze besparing. In Australië werd met een aantal energieleveranciers overeengekomen dat een vast percentage van de toegeleverde energie bestaat uit groene energie.

Een ander aandachtsgebied is het beperken van milieurisico's die verbonden zijn aan het gebruik en de ontwikkeling van bedrijfspanden. In het Verenigd Koninkrijk startte in 2004 een uitgebreid onderzoek naar asbest. Op basis hiervan worden in 2005 risico-overzichten gemaakt per bedrijfspand in het Verenigd Koninkrijk. In Noord-Amerika vindt externe milieucontrole plaats op alle panden en terreinen die worden aangekocht of ontwikkeld.

Inspanningen voor het verminderen en het scheiden van afval vinden bij praktisch alle werkmaatschappijen plaats. In het Verenigd Koninkrijk werd een aantal nieuwe mogelijkheden vastgesteld om het verpakkingsafval te reduceren en om afvoerkosten te beperken. Een betere benutting van de retourroutes vanaf de vestigingen speelt hierin een belangrijke rol. In Duitsland vindt verwijdering van een groot deel van het gescheiden afval plaats via een recyclingbedrijf. Premiumverpakkingen worden hergebruikt en ook het gebruik van retourcontainers voor het transport vanaf leveranciers leidt tot besparingen op verpakkingsmateriaal. Ook in Zweden werkt men aan betere recycling. In Noorwegen werd het papierverbruik sinds 1999 met 45% gereduceerd, onder meer door dunner papier te gebruiken, door minder catalogi en andere gedrukte publicaties uit te geven en door meer via cd en internet te distribueren. In 1999 werd 25% van het afval in Noorwegen gescheiden, terwijl in 2004 een percentage van 70% werd bereikt. Met afvalbedrijven worden prestatiecontracten gesloten met betrekking tot het gewicht en het volume van het afval. Leveranciers worden mede beoordeeld op milieucriteria. Tussen werkmaatschappijen van Hagemeyer en haar leveranciers en andere handelspartners vindt regelmatig overleg plaats om gezamenlijk tot milieusparende oplossingen te komen.

## Kwaliteit

Kwaliteit is een zeer belangrijk uitgangspunt van Hagemeyers bedrijfsvoering. Hagemeyer heeft in alle landen systemen, procedures en programma's om de kwaliteit van de producten en diensten die zij levert te waarborgen. Aan verschillende werkmaatschappijen zijn belangrijke certificaten toegekend op het gebied van kwaliteit. Zo is aan Hagemeyer Nederland in 1995 het ISO 9000 en in 2002 het INK verbetercertificaat toegekend. Slechts enkele Nederlandse ondernemingen hebben een dergelijke onderscheiding van het INK (Instituut Nederlandse Kwaliteit) mogen ontvangen. Binnen de werkmaatschappijen wordt de kwaliteit aan de hand van verschillende indicatoren voortdurend gemeten. Op basis hiervan wordt doelgericht gewerkt aan verbeteringen. Voor de meeste landen geldt dat aan alle hoofdprocessen specifieke doelen verbonden worden en dat de voortgang in het realiseren daarvan regelmatig wordt gemeten.

Het optimaliseren van relaties met zowel leveranciers als klanten is binnen Hagemeyer een belangrijk onderdeel van kwaliteitsmanagement. Klanttevredenheid wordt in de meeste landen gemeten. Naast regelmatig overleg over



This is a translation of an original in Swedish

CERTIFICATE

No. 11935

Elektroskandia AB

Sweden
Places according to the certification decision

*Wholesale with export and project deliveries of electrical products, electrical systems and domestic appliances. Service regarding domestic appliances.*

The quality management system complies with

SS-EN ISO 9001:2000

The conditions and extent of this certificate are stated in the certification decision

Kista, 16 August 2004

SEMKO-DEKRA Certification AB

The original certificate issued on 11 December 1996

SEMKO-DEKRA

SEMKO DEKRA-ITS



This is a translation of an original in Swedish

CERTIFICATE

No. 1410307

Elektroskandia AB

Sweden
Places according to the certification decision

*Wholesale with export and project deliveries of electrical products, electrical systems and domestic appliances. Service regarding domestic appliances.*

The environmental management system complies with

SS-EN ISO 14001:1996

The conditions and extent of this certificate are stated in the certification decision

Kista, 16 August 2004

SEMKO-DEKRA Certification AB

The original certificate issued on 15 June 1998

SEMKO-DEKRA

SEMKO DEKRA-ITS

producten, distributie en leveringsprestaties ondernemen werkmaatschappijen diverse ondersteunende activiteiten, zoals het organiseren van conferenties en prijsuitreikingen aan leveranciers. Deze bijeenkomsten bieden een goede gelegenheid voor presentaties en besprekingen over alle kwaliteitsaspecten van de distributieketen.

### Gezondheid en veiligheid

Een verantwoorde en duurzame bedrijfsuitvoering vraagt om systematische aandacht voor gezondheid en veiligheid van onze medewerkers. In ieder land zijn regels en procedures ter voorkoming van onveilige situaties en schadelijke gevolgen voor de gezondheid. Veel bedrijven hebben vertegenwoordigers voor H&S (Health & Safety) op verschillende plekken in de organisatie ter bevordering van de naleving van procedures en het signaleren van tekortkomingen. Ook worden specifieke trainingen gegeven die volledig zijn afgestemd op bepaalde functies. In een aantal landen vinden regelmatig controles en analyses plaats door externe, gespecialiseerde bureaus. De systemen en aanvullende bijzondere voorzieningen, zoals medische consultaties en subsidies op sportbeoefening, verschillen per land.

### Opleiding en ontwikkeling

Opleiding en ontwikkeling van haar medewerkers beschouwt Hagemeyer als belangrijke investeringen in de organisatie. In alle landen worden interne en externe programma's voor training en opleiding aangeboden. Deze zijn meestal gericht op verbetering van specifieke vaardigheden voor de verschillende functies. Daarnaast bieden de meeste Hagemeyer-organisaties introductieprogramma's en opleidingen ter voorbereiding op een volgende carrièrestap. Veel trainingen zijn gericht op verkoop, management en computervaardigheden.

De opleidingsprioriteiten in Nederland liggen de komende jaren bij accountmanagement, verkoopmanagement, coaching, nieuwe kantoorsoftware, Integrated Supply en verkoop- en projectmanagement voor de industriële sector, voorraadmanagement en H&S. Daarnaast is een Management Development-programma gepland voor de periode 2005 - 2006. Hierbij wordt onder meer aandacht besteed aan strategisch management, financiën en Shareholder Management, Human Resources, projectmanagement en persoonlijke ontwikkeling.

In de Scandinavische landen ligt de nadruk op individuele trainingsprogramma's, waarbij meerjarige trajecten worden bepaald op grond van assessments en loopbaanplanning. De Finse organisatie heeft meermalen de 'Trainer of the Year' Award ontvangen van de regionale Kamer van Koophandel. In Finland zijn voor 2005 onder meer gepland: mentorschap voor managers, een project Impliciete Kennis voor verkoopmanagers, benchmarking en gezamenlijke trainingen met Scandinavische en Russische collega's.

In Spanje werden in 2004 verkooptrainingen gegeven aan meer dan 400 medewerkers. In 2005 zullen nog eens 150 medewerkers deze training volgen. Ook werden trainingen gegeven aan regiomanagers, middle management en directeuren gericht op leidinggeven en teammanagement.

In Noord-Amerika kunnen medewerkers kiezen uit een aanbod van meer dan 100 interactieve trainingen met stemgeluid via internet. De eigen bibliotheek beschikt over meer dan 500 boeken en video's. Iedere medewerker maakt samen met zijn manager een individueel trainingsplan.

In Australië lopen speciale programma's voor functieopvolging en het behouden van goede medewerkers, een trainingsprogramma voor verkopers in samenwerking met Deakin University, een interne training voor interne verkoopmedewerkers en diverse andere trainingsprogramma's. Een van de recente aandachtspunten is een betere afstemming van het introductieprogramma en de trainingen op het marktsegment waarin medewerkers actief zijn.

### Maatschappelijke verantwoordelijkheid

De werkmaatschappijen van Hagemeyer en hun medewerkers voelen zich in hoge mate betrokken bij de gemeenschap waarvan ze deel uitmaken. In ieder land vinden initiatieven plaats om ondersteuning te bieden aan charitatieve organisaties en hulpbehoevenden. Deze initiatieven verschillen in aard en omvang. Zo vindt ondersteuning plaats in financiële zin zoals donaties, maar is er ook dikwijls sprake van persoonlijke inzet van Hagemeyer medewerkers. Onderstaande voorbeelden illustreren de maatschappelijke betrokkenheid van Hagemeyer en haar medewerkers.

Een zeer recent voorbeeld van maatschappelijke betrokkenheid tekende zich af in de talrijke initiatieven van de werkmaatschappijen die onmiddellijk werden ontplooid na de voltrekking van de Tsunami ramp in Azië.

### Voorbeelden van lokale initiatieven

In Zweden worden sinds enkele jaren geen kerstkaarten verstuurd en wordt het bespaarde bedrag jaarlijks aangewend voor een goed doel. Afgelopen jaar was dat een schoolproject in Togo, West-Afrika. De school wordt gebouwd en gemanaged met hulp van medewerkers uit Zweden.

In het Verenigd Koninkrijk vinden jaarlijkse donaties plaats aan 'The Electrical and Electronics Industries Benevolent Association' (EEIBA), een organisatie die hulpbehoevende mensen ondersteunt die werken of gewerkt hebben in de elektrotechnische sector. De medewerkers organiseren daarnaast evenementen om geld in te zamelen voor dit goede doel.

In Duitsland wordt ieder jaar een andere bestemming gekozen voor een donatie en voor het geld dat via evenementen door medewerkers wordt ingezameld. Afgelopen jaar ging de opbrengst naar SOS Kinderdorpen.

In Noorwegen kiezen medewerkers gezamenlijk in december twee charitatieve organisaties voor ondersteuning. Ook worden leveranciers uitgenodigd om giften te storten in plaats van relatiegeschenken te sturen. In 2004 vonden donaties plaats aan het Leger des Heils en een kinderkankerfonds.

In Finland bestaat een lange traditie van jaarlijkse donaties aan nationale en internationale goede doelen. Via loterijen wordt eveneens geld ingezameld. Ook lokale organisaties worden ondersteund, onder meer op het gebied van sport, schoolcampagnes voor veiligheid in het verkeer en informatie over drugs. Een nauwe band wordt onderhouden met scholen en instituten in de omgeving, onder meer door het organiseren van voorlichtingsbijeenkomsten en het aanbieden van stageplaatsen aan studenten en werklozen.

In de Verenigde Staten concentreren de donaties en geldinzamelingen zich op de charitatieve organisatie United Way, die op veel plekken in het land ondersteuning biedt in kinderopvang en onderwijs, gezondheidszorg voor minderbedeelden, voorzieningen voor gehandicapten en ouderen en financiële begeleiding en budgettering voor mensen met lage inkomens. 3000 medewerkers schonken in 2004 meer dan 71.000 dollar en Hagemeyer Noord-Amerika voegde hier 7.500 dollar aan toe. Dit bedrag werd aangewend in 52 lokale gemeenschappen in 24 staten. Daarnaast ondersteunt Hagemeyer onder meer The American Heart Association en een fonds voor studiebeurzen. De meeste vestigingen ontplooien daarnaast lokale initiatieven en zoeken zelf lokale partners om geld in te zamelen voor een goed doel.

In Australië gaat het grootste deel van de donaties naar Cancer Council en Camp Quality, die zich richten op kankerbestrijding en voorzieningen voor kinderen met kanker. De filialen ondersteunen initiatieven van lokale organisaties, zoals scholen, Lions Clubs en Rotary Clubs.

# Jaarrekening van Hagemeyer N.V.

## Inhoud

# Geconsolideerde balans per 31 december

## (voor resultaatbestemming)

| (In € duizend) | Toelichting | 2004 | 2003 |
|---|---|---|---|
| **Activa** | | | |
| | | | |
| **Vaste activa** | | | |
| Immateriële vaste activa | 3 | 495.724 | 585.095 |
| Materiële vaste activa | 4 | 147.241 | 185.125 |
| Financiële vaste activa | 5 | 42.761 | 65.556 |
| Actieve belastinglatentie | 11 | 23.126 | 44.712 |
| | | **708.852** | **880.488** |
| **Vlottende activa** | | | |
| Voorraden | 6 | 591.877 | 615.422 |
| Handelsdebiteuren | 7 | 838.871 | 836.259 |
| Overige vorderingen en overlopende activa | 8 | 66.717 | 72.763 |
| Liquide middelen | | 113.915 | 198.530 |
| | | **1.611.380** | **1.722.974** |
| | | | |
| | | **2.320.232** | **2.603.462** |
| | | | |
| **Passiva** | | | |
| **Eigen vermogen**[1] | 9 | **777.852** | **542.502** |
| **Aandeel van derden**[1] | | **-** | **59** |
| | | | |
| **Achtergestelde leningen**[1] | 10 | **-** | **150.000** |
| **Achtergestelde converteerbare obligatielening**[1] | 10 | **150.000** | **-** |
| | | | |
| **Langlopende verplichtingen** | | | |
| Voorzieningen | 11 | 160.058 | 195.236 |
| Langlopende schulden | 12 | 436.290 | 735 |
| Overige langlopende verplichtingen | | 1.081 | 1.323 |
| | | **597.429** | **197.294** |
| | | | |
| **Kortlopende schulden** | | | |
| Handelscrediteuren en overige kortlopende schulden | 13 | 792.031 | 740.215 |
| Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden | | 2.920 | 973.392 |
| | | **794.951** | **1.713.607** |
| | | | |
| | | **2.320.232** | **2.603.462** |
| | | | |
| [1] Garantievermogen | | 927.852 | 692.561 |

Zie toelichting op bladzijde 79 tot en met 106.

# Geconsolideerde winst-en-verliesrekening over het kalenderjaar

| (In € duizend) | Toelichting | 2004 | 2003 |
|---|---|---|---|
| **Netto-omzet** | | **5.426.745** | **6.337.791** |
| Kostprijs van de omzet | | (4.186.029) | (4.991.373) |
| Bijzondere kostprijs van de omzet | 21 | (4.681) | (65.399) |
| **Bruto-omzetresultaat** | | **1.236.035** | **1.281.019** |
| Operationele kosten voor afschrijving goodwill | 16 | (1.244.693) | (1.373.347) |
| Bijzondere operationele lasten | 21 | (27.475) | (62.438) |
| Afschrijving goodwill | | (31.008) | (33.816) |
| | | (67.141) | (188.582) |
| Overige bedrijfsopbrengsten | 17 | 2.552 | 17.590 |
| **Bedrijfsresultaat** | | **(64.589)** | **(170.992)** |
| Aandeel in resultaat deelnemingen | | 9.089 | 5.850 |
| Bijzonder aandeel in resultaat deelnemingen | 21 | - | 1.120 |
| Financiële baten en lasten | 18 | (83.633) | (121.964) |
| **Resultaat uit gewone bedrijfsuitoefening voor belastingen** | | **(139.133)** | **(285.986)** |
| Belastingen | 19 | (24.817) | (32.550) |
| | | (163.950) | (318.536) |
| Aandeel van derden | | (117) | 512 |
| **Resultaat na belastingen** | | **(164.067)** | **(318.024)** |
| | | | |
| **Gegevens per gewoon aandeel (afgerond op hele eurocenten)** | | | |
| Resultaat na belastingen voor afschrijving goodwill | | (0,28) | (2,60) |
| Resultaat na belastingen voor afschrijving goodwill, toekomstige uitgifteverplichtingen meegerekend | | (0,24) | (2,55) |
| Resultaat na belastingen | | (0,34) | (2,91) |
| Resultaat na belastingen, toekomstige uitgifteverplichtingen meegerekend | | (0,34) | (2,85) |
| Gewogen gemiddelde uitstaande gewone aandelen | | 477.531.131 | 109.459.256 |
| Gewogen gemiddelde uitstaande gewone aandelen, toekomstige uitgifteverplichtingen meegerekend | | 479.982.783 | 111.157.415 |
| Bedrijfsresultaat voor afschrijving goodwill en bijzondere posten (EBITA voor bijzondere posten) | | (1.425) | (9.339) |

Zie toelichting op bladzijde 79 tot en met 106.

# Geconsolideerd kasstroomoverzicht over het kalenderjaar

| (In € duizend) | 2004 | 2003 |
|---|---|---|
| **Bedrijfsactiviteiten** | | |
| Bedrijfsresultaat | (64.589) | (170.992) |
| aangepast voor: | | |
| Afschrijvingen en bijzondere waardeverminderingen | 113.336 | 83.880 |
| Bijzondere posten zonder kasstroomeffect | (58.345) | 29.344 |
| Mutaties in werkkapitaal: | | |
| • Voorraden | (3.943) | 38.195 |
| • Vorderingen | (25.202) | 148.210 |
| • *Handels- en overige crediteuren* | 65.226 | (120.618) |
| Mutaties in voorzieningen | (1.933) | (8.674) |
| Operationele kasstroom | 24.550 | (655) |
| Ontvangen rente | 3.592 | 5.766 |
| Ontvangen dividenden uit deelnemingen | 3.700 | 1.782 |
| Betaalde rente en soortgelijke kosten | (76.591) | (115.170) |
| Betaalde belastingen | (11.505) | (16.560) |
| **Netto-kasstroom uit bedrijfsactiviteiten** | **(56.254)** | **(124.837)** |
| **Investeringen** | | |
| Aankoop vaste activa | (28.263) | (39.181) |
| Verkoop vaste activa | 8.708 | 48.415 |
| Verwerving van dochtermaatschappijen, na aftrek van liquide middelen | (4.350) | (4.857) |
| Desinvesteringen van / (investeringen in) dochtermaatschappijen, overige deelnemingen en overige investeringen | 96.380 | 210.492 |
| Saldo van overige investeringen en vorderingen | 1.370 | 8.479 |
| **Netto-kasstroom uit investeringsactiviteiten** | **73.845** | **223.348** |

| (In € duizend) | 2004 | 2003 |
|---|---|---|
| **Financieringsactiviteiten** | | |
| Opname van langlopende leningen en overige financieringsmiddelen | 585.572 | 213.941 |
| Aflossing van langlopende leningen en overige financieringsmiddelen | (876.495) | (208.974) |
| Uitgifte van aandelen | 439.944 | - |
| Dividenden betaald aan aandeelhouders | - | (21.985) |
| **Netto-kasstroom uit financieringsactiviteiten** | **149.021** | **(17.018)** |
| **Toename van liquide middelen** | **166.612** | **81.493** |
| **Mutatie in liquide middelen** | | |
| Per 1 januari | (45.815) | (115.745) |
| Toename van liquide middelen | 166.612 | 81.493 |
| Koersverschillen | (9.138) | (11.563) |
| **Per 31 december** | **111.659** | **(45.815)** |
| **Liquide middelen omvatten:** | | |
| Liquide middelen en effecten | 113.915 | 198.530 |
| Schulden aan kredietinstellingen | (2.256) | (244.345) |
| | **111.659** | **(45.815)** |
| Netto-kasstroom uit bijzondere posten (met uitzondering van opbrengsten van desinvesteringen en opbrengsten uit de verkoop van vaste activa) | (50.617) | (98.413) |

# Vennootschappelijke balans per 31 december

## (voor resultaatbestemming)

| (In € duizend) | Toelichting | 2004 | 2003 |
|---|---|---|---|
| **Activa** | | | |
| **Vaste activa** | | | |
| Immateriële vaste activa | 22 | 3.342 | 44.389 |
| Materiële vaste activa | 23 | 833 | 1.272 |
| Financiële vaste activa | 24 | 1.432.771 | 1.388.815 |
| | | **1.436.946** | **1.434.476** |
| **Vlottende activa** | | | |
| Vorderingen | 25 | 23.678 | 47.525 |
| Liquide middelen | | 110 | 56.946 |
| | | **23.788** | **104.471** |
| | | **1.460.734** | **1.538.947** |
| **Passiva** | | | |
| **Eigen vermogen**[1] | 26 | | |
| Aandelenkapitaal | | 619.309 | 162.215 |
| Agioreserve | | 38.849 | 62.118 |
| Koersverschillenreserve | | (117.871) | (83.463) |
| Algemene reserve | | 401.632 | 719.656 |
| Resultaat lopend jaar | | (164.067) | (318.024) |
| | | **777.852** | **542.502** |
| **Achtergestelde leningen**[1] | 10 | - | **100.000** |
| **Achtergestelde converteerbare obligatieleningen**[1] | 10 | **150.000** | - |
| **Voorzieningen** | 27 | **12.615** | **13.027** |
| **Kortlopende schulden** | 28 | **520.267** | **883.418** |
| | | **1.460.734** | **1.538.947** |
| [1]Garantievermogen | | 927.852 | 642.502 |

Zie toelichting op bladzijde 103 tot en met 106.

# Vennootschappelijke winst-en-verliesrekening over het kalenderjaar

| (In € duizend) | Toelichting | 2004 | 2003 |
|---|---|---|---|
| Resultaat uit deelnemingen na belastingen | | (81.734) | (270.577) |
| Overige resultaten | 29 | (82.333) | (47.447) |
| **Resultaat na belastingen** | | **(164.067)** | **(318.024)** |

*De financiële gegevens van de Vennootschap zijn opgenomen in de geconsolideerde jaarrekening. De vennootschappelijke winst-en-verliesrekening is overeenkomstig artikel 402 Boek 2 van het Burgerlijk Wetboek opgesteld.*

# Voorstel resultaatbestemming

## (niet in de balans verwerkt)

| (In € duizend) | 2004 | 2003 |
|---|---|---|
| **In mindering te brengen op de algemene reserve** | **(164.067)** | **(318.024)** |

Zie toelichting op bladzijde 103 tot en met 106.

# Toelichting op de jaarrekening

## 1 Algemeen

Onder verwijzing naar de artikelen 379 en 414, Boek 2 van het Burgerlijk Wetboek is een complete lijst van alle met de Hagemeyer Groep verbonden vennootschappen verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap. Een lijst van de belangrijkste in de consolidatie van de Hagemeyer Groep opgenomen ondernemingen is in dit jaarverslag opgenomen op bladzijden 120 tot en met 123.

## 2 Belangrijkste waarderingsgrondslagen

**a. Gehanteerde munteenheid**

De geconsolideerde jaarrekening van de Groep en de vennootschappelijke jaarrekening zijn weergegeven in euro's.

**b. Grondslagen voor de consolidatie**

De geconsolideerde jaarrekening omvat de jaarrekening van Hagemeyer N.V. (de Vennootschap) tezamen met die van de dochtermaatschappijen in de groep en de overige groepsmaatschappijen. Een deelneming wordt beschouwd als een dochtermaatschappij indien direct of indirect een belang wordt gehouden van meer dan 50% in het stemrecht, of indien de Vennootschap direct of indirect in staat is meer dan 50% van de bestuurders of van de commissarissen te benoemen of te ontslaan. Dochtermaatschappijen waarin het belang gedurende het boekjaar is verworven, worden geconsolideerd vanaf de verwervingsdatum. Als verwervingsdatum geldt de datum waarop Hagemeyer geacht wordt de feitelijke bedrijfsvoering ter hand te nemen. Alle onderlinge vorderingen, schulden en transacties tussen groepsmaatschappijen zijn in de consolidatie geëlimineerd. Het belang van derden in de resultaten en het vermogen van de geconsolideerde groepsmaatschappijen is in mindering gebracht bij het bepalen van het resultaat van de Groep na belastingen en het eigen vermogen.

**c. Deelnemingen in gelieerde vennootschappen en joint ventures**

Een deelneming wordt beschouwd als een gelieerde vennootschap indien deze niet is aan te merken als groepsmaatschappij. Deelnemingen in gelieerde ondernemingen waarin Hagemeyer invloed van betekenis heeft, worden verantwoord op basis van de netto-vermogenswaarde. Hagemeyers aandeel in het resultaat van deze ondernemingen is afzonderlijk weergegeven in de geconsolideerde winst-en-verliesrekening.
Participaties in joint ventures worden aangemerkt als gelieerde vennootschappen.

**d. Vreemde valuta**

Transacties in vreemde valuta die gedurende het jaar zijn afgesloten zijn omgerekend in lokale valuta tegen de gemiddelde koers in de periode waarin de transactie plaatsvond, of tegen de koers voortvloeiend uit vreemde valutacontracten die zijn afgesloten ter dekking van deze transacties.
Activa en passiva die zijn uitgedrukt in vreemde valuta, zijn omgerekend in lokale valuta tegen de koers per balansdatum of tegen de valutacontractkoers. De hieruit voortvloeiende koerswinsten of koersverliezen zijn verwerkt in de winst-en-verliesrekening.
De winst-en-verliesrekeningen van deelnemingen in buitenlandse dochtermaatschappijen zijn omgerekend in euro's tegen de gemiddelde koers in de periode waarin de transacties plaatsvonden. De balansen van deelnemingen in buitenlandse dochtermaatschappijen en de netto-investeringen in buitenlandse deelnemingen in de vennootschappelijke balans zijn omgerekend in euro's tegen de koers per balansdatum. De hieruit voortvloeiende omrekeningsverschillen zijn gemuteerd op het eigen vermogen in de koersverschillenreserve.

**e. Immateriële vaste activa**

*Goodwill*

Goodwill betreft het verschil tussen de verkrijgingsprijs en de nettovermogenswaarde van de verworven dochtermaatschappij of deelneming op het moment van acquisitie. Goodwill met betrekking tot de periode na 1 januari 2000 wordt geactiveerd en lineair afgeschreven over de verwachte economische levensduur, met een maximum van 20 jaar. De goodwill met betrekking tot de periode voor 1 januari 2000 is volledig ten laste van het eigen vermogen gebracht. De boekwaarde van de goodwill wordt jaarlijks beoordeeld; indien er sprake is van een waardevermindering wordt deze afgeschreven ten laste van de winst-en-verliesrekening.
In het geval van desinvesteringen van deelnemingen die zijn verworven voor 1 januari 2000 wordt de goodwill die in het verleden ten laste van het eigen vermogen is gebracht, niet verantwoord in de boekwinst of het boekverlies naar aanleiding van die desinvestering.

*Software*

Uitgaven ter zake van verwerving van softwarelicenties en de ontwikkeling van software worden lineair afgeschreven over de verwachte economische levensduur, met een maximum van 7 jaar. Tot de te activeren uitgaven voor de ontwikkeling van intern ontwikkelde software worden uitsluitend gerekend de directe uitgaven terzake van het programmeren en testen van de software, alsmede de rentekosten ontstaan in de ontwikkelingsfase van projecten. Indirecte uitgaven en uitgaven terzake van vooronderzoek, implementatie, training en datamigratie worden direct ten laste van het perioderesultaat gebracht.

*Handelsmerken en handelsnamen*
De waarde van de verworven handelsmerken en handelsnamen is geactiveerd en wordt lineair afgeschreven over de verwachte economische levensduur, met een maximum van 10 jaar.

**f. Materiële vaste activa**
Materiële vaste activa zijn gewaardeerd tegen aanschaffingswaarde onder aftrek van cumulatieve afschrijvingen. Niet aan de bedrijfsuitoefening dienstbare materiële vaste activa zijn gewaardeerd tegen boekwaarde of de verwachte opbrengstwaarde, indien deze lager is.
De afschrijvingen vinden plaats op basis van de lineaire afschrijvingsmethode tot de restwaarde, waarbij ten aanzien van de verwachte levensduur de volgende veronderstellingen worden gehanteerd:

| | |
|---|---|
| Bedrijfsgebouwen | 20 - 30 jaar |
| Machines en installaties | 5 - 10 jaar |
| Auto's | 3 - 5 jaar |
| Hardware | 3 - 7 jaar |

Verbouwingen in huurpanden: over de resterende huurperiode.

Op bedrijfsterreinen wordt niet afgeschreven.

**g. Financiële vaste activa**
Dochtermaatschappijen en deelnemingen in gelieerde vennootschappen waarin Hagemeyer invloed van betekenis kan uitoefenen zijn in de vennootschappelijke jaarrekening gewaardeerd volgens de vermogensmutatiemethode.
Het aandeel van de Vennootschap in de niet-uitgekeerde winsten van de dochtermaatschappijen en gelieerde deelnemingen is opgenomen in de algemene reserve van de Vennootschap, behalve in die gevallen waarin de Vennootschap niet in staat is een zodanige invloed op de gelieerde deelneming uit te oefenen dat ontvangst van een winstuitkering in Nederland zonder beperking kan worden bewerkstelligd. In deze gevallen is het aandeel in de niet-uitgekeerde winst opgenomen in een wettelijke reserve.
Deelnemingen die niet tot de Groep behoren, en waarin Hagemeyer geen invloed van betekenis heeft, zijn gewaardeerd tegen kostprijs verminderd met eventuele voorzieningen wegens waardevermindering. Baten van deze deelnemingen worden alleen verantwoord bij ontvangst van dividend.

**h. Voorraden**
Voorraden zijn gewaardeerd tegen kostprijs of netto-opbrengstwaarde, indien deze lager is. De kostprijs is berekend op basis van de 'first-in-first-out' methode of op basis van de gewogen gemiddelde kostprijs, inclusief kortingen en bonussen, alsmede alle kosten die gemaakt zijn om de goederen op hun huidige locatie te brengen.

**i. Voorzieningen**
Voorzieningen zijn getroffen voor in rechte afdwingbare of feitelijke verplichtingen, welke per balansdatum aanwezig zijn en waarvan de omvang onzeker is, maar waarvan wel een redelijke schatting kan worden gemaakt.
Hagemeyer en haar dochterondernemingen hebben pensioenregelingen afgesloten voor het merendeel van het personeel, bestaande uit toegezegde-bijdrageregelingen en toegezegd-pensioenregelingen. De financiering van de pensioenregelingen is afhankelijk van de lokale reglementen en varieert van regelingen gebaseerd op volledige financiering tot regelingen zonder financiering. De periodieke pensioenkosten en pensioenverplichtingen worden actuarieel vastgesteld op basis van de lokale praktijk en regelgeving.
Enkele dochtermaatschappijen verstrekken garanties op verkochte producten. Voorzieningen zijn getroffen voor de geschatte kosten onder de bestaande garantieverplichtingen.
Met uitzondering van de voorziening voor pensioenen en voor productaansprakelijkheid, welke tegen contante waarde worden gewaardeerd, heeft de waardering van alle voorzieningen op nominale waarde plaatsgevonden.

**j. Belastingen**
Belastingen naar de winst worden in aanmerking genomen in dezelfde periode als de opbrengsten en kosten waar zij betrekking op hebben. Latente belastingen worden opgenomen op basis van de liability-methode. Een latente belastingverplichting wordt opgenomen voor alle tijdelijke verschillen die zich voordoen tussen de fiscale boekwaarde van activa en passiva en hun commerciële boekwaarde, met uitzondering van verschillen betrekking hebbend op deelnemingen in dochterondernemingen indien deze verschillen in de voorzienbare toekomst zullen blijven bestaan. Een voorziening voor belastingen over uit te keren winsten van dochtermaatschappijen wordt uitsluitend getroffen indien een voornemen tot uitkering bestaat.
De huidige, wettelijk voorgeschreven belastingtarieven

worden toegepast teneinde de omvang van de latente belastingverplichting c.q. vordering te bepalen.
De belangrijkste tijdelijke verschillen komen voort uit de afschrijving op bedrijfsgebouwen, machines en installaties, voorzieningen voor herstructurering die alleen aftrekbaar zijn voor de belasting op het moment dat de kosten daadwerkelijk worden gemaakt, alsmede uit compensabele verliezen.
Actieve latenties die betrekking hebben op voorwaartse verliescompensatie worden slechts verantwoord voorzover het waarschijnlijk is dat in de toekomst belastbare winsten zullen worden gerealiseerd waarmee deze verliezen kunnen worden gecompenseerd.
Actieve latenties en latente belastingverplichtingen worden op nominale waarde gewaardeerd.

**k. Overige**

Voorzover niet anders vermeld, heeft de waardering van activa en passiva op nominale waarde plaatsgevonden.
Baten en lasten worden opgenomen wanneer deze zich voordoen, ongeacht of deze tot ontvangsten of uitgaven in het boekjaar hebben geleid. Winsten worden slechts genomen voor zover deze op de balansdatum zijn gerealiseerd. Verliezen die hun oorsprong vinden vóór het einde van het boekjaar worden in acht genomen indien deze vóór het opmaken van de jaarrekening bekend zijn geworden.

**l. Netto-omzet**

Omzet wordt verantwoord op het moment van aflevering en acceptatie van goederen dan wel diensten, onder aftrek van over de omzet geheven belastingen, kortingen en bonussen, en na eliminatie van omzet en niet-gerealiseerde winsten tussen groepsmaatschappijen.

**m. Geconsolideerd kasstroomoverzicht**

Het geconsolideerde kasstroomoverzicht is opgesteld volgens de indirecte methode. De posten van de balans en winst-en-verliesrekening zijn aangepast voor wijzigingen die geen invloed hebben op de ontvangsten en uitgaven gedurende het boekjaar. Kasstromen met betrekking tot bijzondere baten en lasten zijn afzonderlijk vermeld. Liquide middelen in het geconsolideerde kasstroomoverzicht omvatten kas- en banktegoeden, alsmede termijndeposito's onder aftrek van kortlopende schulden aan kredietinstellingen.

**n. Bijzondere posten**

Bijzondere posten zijn baten en lasten uit normale bedrijfsuitoefening, die als gevolg van hun aard, omvang of de frequentie waarin deze voorkomen, separaat gerapporteerd dienen te worden om een goed inzicht te geven in de resultaten uit gewone bedrijfsuitoefening en in het bijzonder de ontwikkeling daarvan.

**o. Reclassificaties**

In de vergelijkende cijfers zijn wijzigingen aangebracht om deze in overeenstemming te brengen met de classificaties in de jaarrekening over 2004.

# Toelichting op de geconsolideerde jaarrekening
per 31 december (In € duizend, tenzij anders aangegeven)

## Vaste activa

### 3 Immateriële vaste activa

| | Goodwill | Software | Handels-merken en -namen | Totaal 2004 | Totaal 2003 |
|---|---|---|---|---|---|
| Aanschafwaarde per 1 januari | 613.215 | 88.770 | 11.582 | 713.567 | 746.999 |
| Cumulatieve afschrijvingen per 1 januari | (102.765) | (20.875) | (4.832) | (128.472) | (94.602) |
| Boekwaarde per 1 januari | 510.450 | 67.895 | 6.750 | 585.095 | 652.397 |
| Immateriële vaste activa van gedesinvesteerde ondernemingen | - | - | - | - | (5.905) |
| Investeringen | 426 | 8.484 | - | 8.910 | 6.855 |
| Desinvesteringen | - | (76) | - | (76) | (3.131) |
| Afschrijvingen | (31.008) | (9.412) | (844) | (41.264) | (44.626) |
| Bijzondere waardevermindering | - | (39.589) | - | (39.589) | - |
| Overboeking van materiële vaste activa | - | 1.401 | - | 1.401 | 14.466 |
| Koersverschillen | (18.881) | 128 | - | (18.753) | (34.961) |
| **Boekwaarde per 31 december** | **460.987** | **28.831** | **5.906** | **495.724** | **585.095** |
| | | | | | |
| Aanschafwaarde | 589.287 | 56.774 | 11.564 | 657.625 | 713.567 |
| Cumulatieve afschrijvingen | (128.300) | (27.943) | (5.658) | (161.901) | (128.472) |
| **Boekwaarde per 31 december** | **460.987** | **28.831** | **5.906** | **495.724** | **585.095** |

Een bijzondere waardevermindering van € 39.589.000 is ten laste van de 'Bijzondere operationale lasten' gebracht.
Dit heeft betrekking op de volledige afschrijving van de niet-gealloceerde geactiveerde kosten voor GHS software van de Professional Products en Services divisie.

In de immateriële vaste activa per 31 december 2004 is geen bedrag aan geactiveerde interest begrepen (2003: € 3,1 miljoen).
De resterende verwachte economische levensduur van de immateriële vaste activa bedraagt ongeveer:

| | |
|---|---|
| Goodwill | 15 jaar |
| Software | 4-5 jaar |
| Handelsmerken en -namen | 7 jaar |

### 4 Materiële vaste activa

| | Bedrijfs-gebouwen en -terreinen | Machines en installaties | Kantoor en computer-apparatuur | Andere vaste bedrijfs-middelen | Totaal 2004 | Totaal 2003 |
|---|---|---|---|---|---|---|
| Boekwaarde per 1 januari | 79.608 | 43.905 | 39.522 | 22.090 | 185.125 | 261.838 |
| Vaste activa verworven dochtermaatschappijen | 36 | 81 | 204 | 25 | 346 | - |
| Vaste activa gedesinvesteerde dochtermaatschappijen | (1.644) | (59) | (780) | (53) | (2.536) | (14.854) |
| Koersverschillen | (1.767) | (1.002) | (798) | 796 | (2.771) | (13.812) |
| Investeringen | 5.905 | 7.394 | 7.532 | 1.533 | 22.364 | 25.761 |
| Desinvesteringen | (4.341) | (476) | (2.921) | (682) | (8.420) | (20.088) |
| Afschrijvingen | (5.199) | (9.789) | (13.281) | (4.214) | (32.483) | (39.254) |
| Reclassificaties en overboekingen naar andere balansrekeningen | (44) | (1.424) | 183 | (13.099) | (14.384) | (14.466) |
| **Boekwaarde per 31 december** | **72.554** | **38.630** | **29.661** | **6.396** | **147.241** | **185.125** |
| | | | | | | |
| Aanschafwaarde | 114.197 | 120.159 | 121.665 | 22.341 | 378.362 | 436.060 |
| Cumulatieve afschrijvingen | (41.643) | (81.529) | (92.004) | (15.945) | (231.121) | (250.935) |
| **Boekwaarde per 31 december** | **72.554** | **38.630** | **29.661** | **6.396** | **147.241** | **185.125** |

*De actuele waarde van bedrijfsgebouwen en -terreinen is door het management getaxeerd op € 81 miljoen (2003: € 87 miljoen) ofwel € 9 miljoen boven de boekwaarde.*

## 5 Financiële vaste activa

| | 2004 | 2003 |
|---|---|---|
| **Deelnemingen in gelieerde vennootschappen** | | |
| Per 1 januari | 35.448 | 20.659 |
| Koersverschillen | (1.643) | (2.601) |
| Bij: investeringen | - | 117 |
| aandeel in resultaat na belastingen over het boekjaar | 9.089 | 6.970 |
| overboeking van / (naar) geconsolideerde dochtermaatschappijen | - | 21.721 |
| Af: desinvesteringen | (30.802) | (9.790) |
| ontvangen dividenden / terugstorting geïnvesteerd vermogen | (3.634) | (1.628) |
| **Per 31 december** | **8.458** | **35.448** |
| | | |
| **Overige deelnemingen** | | |
| Per 1 januari | 374 | 389 |
| Koersverschillen | (1) | (15) |
| Af: desinvesteringen | (80) | - |
| **Per 31 december** | **293** | **374** |
| | | |
| **Overige vorderingen** | | |
| Per 1 januari | 29.734 | 24.673 |
| Koersverschillen | (2.315) | (2.341) |
| Bij: nieuwe leningen en vorderingen | 12.105 | 21.678 |
| overboeking van andere balansrekening | 13.034 | - |
| Af: vereffeningen | (4.579) | (9.515) |
| afschrijving van de boekwaarde | (13.969) | (4.761) |
| **Per 31 december** | **34.010** | **29.734** |
| | | |
| **Financiële vaste activa** | **42.761** | **65.556** |

Overige vorderingen omvatten vorderingen op derden terzake van uitgestelde opbrengsten bij verkoop van activiteiten, rentedragende leningen aan klanten en overige vorderingen op lange termijn.

In overige vorderingen per 31 december 2004 is € 9,1 miljoen (2003: € 20,9 miljoen) opgenomen verband houdend met te verwachten verzekeringsdekking voor silicose- en asbestclaims in de VS (zie ook noot 11).

# Vlottende activa

## 6 Voorraden

| | 2004 | 2003 |
|---|---|---|
| Gereed product en handelsgoederen | 591.877 | 615.422 |
| De kostprijs van de voorraden is in verband met een geschatte lagere netto-opbrengstwaarde verminderd met een voorziening van | 48.974 | 55.829 |

## 7 Handelsdebiteuren

| | 2004 | 2003 |
|---|---|---|
| Handelsdebiteuren | 838.871 | 836.259 |
| Op de handelsdebiteuren is een voorziening voor oninbare debiteuren in mindering gebracht van | 29.535 | 41.322 |

## 8 Overige vorderingen en overlopende activa

| | 2004 | 2003 |
|---|---|---|
| Overige vorderingen | 19.125 | 30.987 |
| Overlopende activa | 47.592 | 41.776 |
| | **66.717** | **72.763** |

## 9 Eigen vermogen

| | 2004 | 2003 |
|---|---|---|
| Eigen vermogen per 1 januari | 542.502 | 928.575 |
| Resultaat na belastingen[1] | (164.067) | (318.024) |
| Netto opbrengst aandelenemissie | 433.825 | - |
| Dividend op gewone aandelen | - | (19.702) |
| Koersverschillen[1] | (34.408) | (48.347) |
| **Eigen vermogen per 31 december** | **777.852** | **542.502** |
| [1] Totaalresultaat van de Vennootschap | (198.475) | (366.371) |

*In het mutatie-overzicht van het eigen vermogen is in de post koersverschillen een positief belastingeffect opgenomen van € 0,2 miljoen (2003: € 3,8 miljoen negatief).*

Vóór 2004 werden aandelenopties met het recht tot aankoop van gewone aandelen met een nominale waarde van € 1,20 toegekend aan het management, inclusief leden van de Raad van Bestuur en het Executive Committee.

Teneinde de belangen van het management en de aandeelhouders op één lijn te brengen, en vooruitlopend op de ontwikkelingen inzake beloningen in de vorm van aandelen of het recht aandelen te verwerven, is in 2004 besloten om het aantal toegekende optierechten te halveren en hiervoor in de plaats aandelen toe te kennen, met een vergelijkbare waarde.

Zowel het aantal toegekende aandelenopties als het aantal toegekende aandelen zijn aangepast voor uitgifte van gewone aandelen verband houdend met de claimemissie. De vóór 2004 toegekende aantallen zijn niet aangepast.

Verder zijn zowel de toegekende aandelenopties als de toegekende aandelen afhankelijk van de gemiddeld ontvangen bonus.

Gedurende 2004 werden geen opties uitgeoefend. Als gevolg van het beëindigen van het dienstverband met houders van opties zijn 794.293 opties vervallen (waarvan 290.670 opties werden toegekend in 2004). Daarnaast vervielen 3.208 opties op de expiratiedatum, zonder dat uitoefening mogelijk is geweest. Gedurende de eerste drie jaar na toekenning zijn toegekende opties onderworpen aan zodanige voorwaarden dat uitoefening in de praktijk niet plaatsvindt. Na deze periode van drie jaar hebben vrijwel alle opties een uitoefentermijn van vijf jaar.

Als gevolg van het beëindigen van het dienstverband met houders van voorwaardelijk toegekende aandelen zijn 96.650 voorwaardelijk toegekende aandelen vervallen (welke allen werden toegekend in 2004). Voorwaardelijk toegekende aandelen worden in het algemeen definitief toegekend na een periode van 3 jaar, afhankelijk van de bonusvoorwaarde. Voor de heer R.W.A. de Becker geldt een termijn van 1 jaar.

Het huidige beleid van Hagemeyer is om zich niet in te dekken tegen de voorwaardelijke verplichtingen verbonden met de aan het personeel toegekende optierechten en voorwaardelijk toegekende aandelen. Zodra de optierechten worden uitgeoefend of de toekenning van de aandelen onvoorwaardelijk wordt, zal Hagemeyer hetzij nieuwe aandelen uitgeven, onder voorwaarde van goedkeuring door de aandeelhouders, of aandelen op de markt kopen, afhankelijk van hetgeen gepast is gegeven de dan geldende marktcondities.

Op 9 januari 2004 is een buitengewone algemene vergadering van aandeelhouders gehouden, waarin aandeelhouders goedkeuring hebben verleend aan een voorstel tot uitgifte van gewone aandelen, verband houdend met een claimemissie en uitgifte van obligaties.
Zowel de claimemissie als de uitgifte van obligaties is in februari 2004 afgerond.

Gegevens met betrekking tot het optieprogramma aan het begin en aan het eind van het boekjaar 2004:

| Jaar van toekenning | Aantal aandelen op basis van uitstaande opties 01-01-04 | 31-12-04 | Uitoefenprijs (€) | Beurskoers bij toekenning (€) | Expiratiedatum |
|---|---|---|---|---|---|
| 1999 | 3.333 | 2.876 | 26,85 | 26,85 | 5 maart 2007 |
| | 3.276 | - | 26,85 | 26,85 | 4 maart 2004 |
| | 17.000 | 17.000 | 22,10 | 22,10 | 1 september 2007 |
| 2000 | 4.985 | 4.127 | 17,47 | 17,47 | 28 februari 2005 |
| | 81.000 | 36.000 | 20,00 | 17,47 | 11 maart 2008 |
| | 17.610 | 15.349 | 17,47 | 17,47 | 11 maart 2008 |
| 2001 | 121.000 | 34.000 | 20,00 | 23,90 | 6 maart 2006 |
| | 50.000 | - | 20,00 | 23,90 | 30 april 2004 |
| | 25.000 | - | 20,00 | 23,90 | 31 mei 2004 |
| | 10.728 | 8.695 | 23,90 | 23,90 | 6 maart 2006 |
| | 20.000 | 20.000 | 20,00 | 23,90 | 6 maart 2009 |
| | 4.000 | - | 23,90 | 23,90 | 6 maart 2009 |
| 2002 | 44.000 | 44.000 | 20,00 | 23,23 | 5 maart 2010 |
| | 2.500 | 2.421 | 23,23 | 23,23 | 5 maart 2007 |
| | 164.539 | 39.422 | 23,23 | 23,23 | 5 maart 2010 |
| 2003 | 192.215 | 83.365 | 3,42 | 3,42 | 11 maart 2008 |
| | 431.970 | 379.070 | 3,42 | 3,42 | 11 maart 2011 |
| 2004 | - | 1.203.768 | 1,91 | 1,91 | 27 april 2012 |
| | **1.193.156** | **1.890.093** | | | |

Gegevens met betrekking tot voorwaardelijk toegekende aandelen aan het begin en aan het eind van het boekjaar 2004:

| Jaar van toekenning | Aantal aandelen 01-01-04 | Aantal aandelen 31-12-04 | Beurskoers bij toekenning (€) | Expiratiedatum |
|---|---|---|---|---|
| 2004 | - | 100.000 | 1,91 | maart 2005 |
| | - | 394.300 | 1,91 | maart 2007 |
| | **-** | **494.300** | | |

*Voor de optierechten en de voorwaardelijk toegekende aandelen van de leden van de Raad van Bestuur wordt verwezen naar toelichting 20 'Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen in 2004'.*

## 10 Achtergestelde converteerbare obligatielening / Achtergestelde leningen

In februari 2004 heeft de Vennootschap € 150 miljoen aan achtergestelde converteerbare obligaties uitgegeven met een looptijd van 5 jaar. Deze obligaties dragen een rentevoet van 5,75%. De obligaties zijn onderling gelijk gerangschikt en vertegenwoordigen een directe, onvoorwaardelijke, achtergestelde en ongedekte verplichting. De obligaties zijn achtergesteld aan overige bestaande of toekomstige ongedekte en niet achtergestelde crediteuren, inclusief de kredietverstrekkers van onze nieuwe faciliteiten. De obligaties zijn omwisselbaar in gewone aandelen Hagemeyer tegen een conversieprijs van € 2,04. De definitieve vervaldag van de obligaties is 5 februari 2009.

Op 9 januari 2004 is een buitengewone algemene vergadering van aandeelhouders gehouden, waarin aandeelhouders goedkeuring hebben verleend aan een voorstel tot uitgifte van gewone aandelen in een claimemissie en rechten om op gewone aandelen in te schrijven via een uitgifte van obligaties. Zowel de claimemissie als de uitgifte van obligaties is in februari 2004 afgerond. Met de afronding van de claimemissie en de uitgifte van obligaties is de bestaande achtergestelde lening volledig afgelost.

## 11 Voorzieningen

| | Reorganisatie en herstructurering | Latente belasting verplichtingen | Pensioenen | Garantie-verplichtingen | Product-aansprakelijkheid | Overige | Totaal 2004 | Totaal 2003 |
|---|---|---|---|---|---|---|---|---|
| Per 1 januari | 40.797 | 19.531 | 35.224 | 7.309 | 41.812 | 50.563 | 195.236 | 210.982 |
| Voorzieningen van gedesinvesteerde dochtermaatschappijen | (110) | - | - | (2.127) | - | - | (2.237) | (2.355) |
| *Acquisities* | 365 | - | - | - | - | - | 365 | - |
| Overboekingen | (370) | 440 | 1.142 | (222) | (493) | 1.672 | 2.169 | 3.864 |
| Koersverschillen | (780) | (257) | (342) | (341) | (3.291) | (544) | (5.555) | (8.684) |
| Dotaties ten laste van de winst-en-verliesrekening | 12.674 | 1.963 | 1.559 | 8.201 | - | 4.164 | 28.561 | 78.635 |
| Dotaties ten laste van de koersverschillenreserve (eigen vermogen) | - | - | - | - | - | - | - | 980 |
| Onttrekkingen | (25.628) | - | (2.227) | (8.152) | (2.723) | (4.470) | (43.200) | (44.449) |
| Voorzieningen vrijgevallen ten gunste van de winst-en-verliesrekening | (2) | (1.175) | (12) | (227) | (5.730) | (8.135) | (15.281) | (43.737) |
| **Per 31 december** | **26.946** | **20.502** | **35.344** | **4.441** | **29.575** | **43.250** | **160.058** | **195.236** |

Binnen een jaar zullen deze voorzieningen voor ongeveer € 22 miljoen worden aangesproken.

In de onttrekkingen aan de reorganisatie- en herstructureringsvoorziening in 2004 is een bedrag van € 23 miljoen opgenomen dat betrekking heeft op verdere reorganisatie van de PPS-divisie. Deze onttrekkingen betreffen kosten voor het afstoten van ongeschikte locaties en de afschrijving van incourante activa als gevolg van de herstructurering van de logistieke activiteiten, rationalisering van het vestigingennetwerk, implementatiekosten alsmede afvloeiingskosten.

Voorts heeft de onttrekking aan de reorganisatievoorziening in 2004 voor een bedrag van € 3 miljoen betrekking op kosten in verband met het afstoten of herstructureren van niet-kernactiviteiten.

Bedragen die zijn vrijgevallen ten gunste van de resultaten hebben betrekking op voorzieningen, die in voorgaande jaren zijn opgebouwd en niet gebruikt zijn.

**Schadeclaims – silicose en asbest**
Twee van onze dochtermaatschappijen in de VS zijn in diverse staten gedaagd in 23.620 silicose-gerelateerde schadeclaims. De meerderheid hiervan is ingediend in Mississippi en Texas. De eisers in deze zaken hebben in de energiewinning (met name de petrochemische industrie), bouw, gieterij of productie gewerkt of werken daar nog steeds, en daarbij is zand gebruikt of is zand vrijgekomen als bijproduct van zandstralen, boren of slijpen, of voor het maken van mallen en gietkernen. Deze eisers stellen dat zij klachten hebben gekregen die gerelateerd zijn aan het werken in een omgeving met zand of dat zij lijden aan ziektes zoals silicose (stoflongen), en dat een van onze dochtermaatschappijen ademhalingsbeschermingsproducten (zoals stof-, gas- en luchtmaskers) had geleverd die onvoldoende functioneerden om te voorkomen dat de eisers dergelijke ziektes of silicose opliepen en/of dat onze dochtermaatschappij verzuimd had een adequate waarschuwing te leveren bij het product. In sommige zaken wordt ook gesteld dat een van Hagemeyers andere dochtermaatschappijen door de regering goedgekeurde zandstraalkappen heeft geproduceerd waarvan wordt gesteld dat die tekortkomingen vertoonden en dat de betreffende dochtermaatschappij daar niet adequaat voor heeft gewaarschuwd.

In dergelijke rechtszaken zijn er vaak vele gedaagden, waaronder fabrikanten en distributeurs van zand, zandstraalapparatuur en -producten evenals fabrikanten en distributeurs van ademhalingsbeschermingsproducten. Een van Hagemeyers dochtermaatschappijen is nog steeds actief op het gebied van distributie van ademhalingsbeschermings producten, terwijl de andere dochtermaatschappij al midden tot eind jaren '80 is gestopt met het produceren van deze producten.

Deze dochtermaatschappijen zijn ook gedaagd in ongeveer 1.000 asbest-schadeclaims in Michigan, Mississippi en Texas. De eisers in deze zaken zijn voornamelijk arbeiders in de auto-industrie, de bouw en productie, die een asbestgerelateerde ziekte hebben opgelopen waarvan zij stellen dat die ten dele is veroorzaakt door blootstelling aan asbesthoudende producten of door onvoldoende functionerende ademhalingsbeschermingsproducten, die in beide gevallen door een van onze dochtermaatschappijen geproduceerd of verkocht zouden zijn.

Onze kosten in verband met deze schadeclaims zijn moeilijk in te schatten, omdat de uitkomst van dit soort processen (en dus ook de mogelijke verplichting die daaruit voortvloeit) afhangt van een aantal aannames en onzekerheden, zoals de aard en hevigheid van de aandoeningen van de klagers, het aantal of de omvang van de claims of schikkingen, het aantal verantwoordelijke partijen met financiële draagkracht, de mogelijke invloed van lopende of toekomstige rechtszaken, en de mogelijke invloed van wijzigingen in de wetgeving rond asbest-schadeclaims en silicose gerelateerde schade-claims. Als gevolg van de eerdergenoemde aannames en onzekerheden kunnen wij geen uitspraak doen met betrekking tot de toekomstige kosten, gemoeid met het oplossen of niet ontvankelijk verklaren van toekomstige claims.

Per 31 december 2004 hebben de dochtermaatschappijen van Hagemeyer in de VS een voorziening genomen voor claims ten bedrage van € 29,6 miljoen (2003: € 41,8 miljoen) met betrekking tot huidige en mogelijk toekomstige silicose- en asbest-gerelateerde schadeclaims. De voorziening houdt rekening met zowel gemelde als nog niet geregistreerde claims, en is opgenomen tegen contante waarde. De geschatte verzekeringsdekking van € 9,1 miljoen (2003: € 20,9 miljoen) is afzonderlijk verantwoord onder overige vorderingen als onderdeel van financiële vaste activa (zie ook noot 5).

De jaarlijkse rentelast als gevolg van de waardering tegen contante waarde, alsmede de waardeverandering van deze voorziening worden als onderdeel van de bijzondere operationele lasten in de winst-en-verliesrekening verwerkt.

De mutaties in de actieve belastinglatentie en in de voorziening voor latente belastingverplichtingen gedurende het boekjaar zijn als volgt weer te geven:

| | 2004 | 2003 |
|---|---|---|
| **Actieve belastinglatentie** | | |
| Per 1 januari | 44.712 | 91.129 |
| Koersverschillen | (1.158) | (925) |
| Mutaties (ten laste) / ten gunste van het resultaat: | | |
| Resultaat uit gewone bedrijfsuitoefening | (17.896) | (12.567) |
| Bijzonder resultaat | 28 | (31.273) |
| Actieve belastinglatenties van gedesinvesteerde dochtermaatschappijen | - | (4.539) |
| Overboeking (naar) / van naar kortlopende belastingverplichtingen | (953) | - |
| Overboeking (naar) / van latente belastingverplichtingen | (1.607) | 2.887 |
| **Per 31 december** | **23.126** | **44.712** |
| | | |
| **Latente belastingverplichtingen** | | |
| Per 1 januari | (19.531) | (48.597) |
| Koersverschillen | 257 | 2.652 |
| Mutaties (ten laste) / ten gunste van het resultaat: | | |
| Resultaat uit gewone bedrijfsuitoefening | (788) | 28.766 |
| Bijzonder resultaat | - | 401 |
| Belastinglatentie van gedesinvesteerde dochtermaatschappijen | - | 1.090 |
| Dotatie ten laste van de koersverschillenreserve (eigen vermogen) | - | (980) |
| Overboeking van / (naar) kortlopende belastingverplichtingen | (2.047) | 24 |
| Overboeking (naar) / van actieve belastinglatentie | 1.607 | (2.887) |
| **Per 31 december** | **(20.502)** | **(19.531)** |
| | | |
| ***Netto actieve belastinglatentie*** | **2.624** | **25.181** |

De actieve belastinglatentie en de voorziening voor latente belastingverplichtingen per 31 december zijn toe te rekenen aan:

| | 2004 | 2003 |
|---|---|---|
| **Actieve belastinglatentie** | | |
| Voorziening voor reorganisatie en herstructurering | 50 | 767 |
| Voorwaartse verliesverrekening | 13.393 | 11.358 |
| Verrekenbare tijdelijke verschillen op de getroffen voorzieningen op voorraden en handelsdebiteuren | 1.190 | 12.919 |
| Overige verrekenbare tijdelijke verschillen | 8.493 | 19.668 |
| | **23.126** | **44.712** |
| **Latente belastingverplichtingen** | | |
| Belastbare tijdelijke verschillen in de getroffen voorzieningen op voorraden en handelsdebiteuren | (4.907) | (3.573) |
| Belastbare versnelde afschrijvingen op materiële vaste activa | (530) | (850) |
| Overige belastbare tijdelijke verschillen | (15.065) | (15.108) |
| | **(20.502)** | **(19.531)** |
| **Netto actieve belastinglatentie** | **2.624** | **25.181** |

*Van de netto actieve belastinglatentie heeft ongeveer € 5 miljoen naar verwachting een looptijd korter dan een jaar.*
*De belastinglast van de Groep van € 24,8 heeft voor € 19,6 miljoen betrekking op latente belastingen, als gevolg van een herziening van de belastinglatentie verband houdend met beperkingen in de beschikbaarheid van bepaalde belastingfaciliteiten voor de Groep.*

## 12 Langlopende schulden

| | 2004 | 2003 |
|---|---|---|
| Gegarandeerde langlopende 'senior notes' | - | 193.482 |
| Opgenomen bedragen onder langlopende financieringsfaciliteiten | 435.038 | 534.794 |
| Bankschulden | 1.916 | 1.507 |
| | 436.954 | 729.783 |
| Af: aflossingen binnen één jaar | (664) | (729.048) |
| | **436.290** | **735** |

*Bankgaranties, klantenkaartfaciliteiten, letters of credit en bepaalde voorwaardelijke verplichtingen zijn niet opgenomen in de totale schuld die in de jaarrekening is weergegeven.*

Door de succesvolle afronding van de claimemissie waren boetebetalingen verschuldigd van € 12 miljoen in totaal.

Door de afronding van de claimemissie en de uitgifte van obligaties zijn de belangrijkste langlopende faciliteiten van de onderneming vervangen door nieuwe faciliteiten. Als gevolg daarvan waren de bedragen verschuldigd onder de bestaande langlopende faciliteiten per 31 december 2003 geclassificeerd als kortlopende schuld.

Per 31 december 2004 beschikt de onderneming over de volgende financieringsfaciliteiten:

- een termijnlening faciliteit van € 102,2 miljoen, met een rente van 500 basispunten boven de van toepassing zijnde intrabank offer rate. Deze termijnlening dient in twee termijnen te worden terugbetaald: € 34,1 miljoen op 5 februari 2007 en € 68,1 miljoen op 5 februari 2008;
- een € 607,2 miljoen doorlopende leningfaciliteit met een rente van 300 basispunten boven de van toepassing zijnde intrabank offer rate en een looptijd tot 5 februari 2007; en
- een letter of credit faciliteit van € 72,5 miljoen, met een commitment fee van 2% voor handels letters of credit en van 3% voor niet-handels letters of credit. De looptijd is tot 5 februari 2007.

De gemiddelde rentevoet van de Groep bedroeg in 2004 7,6%.

In verband met deze faciliteiten zijn als zekerheid verleend: aandelen van al Hagemeyers belangrijke dochterondernemingen, al Hagemeyers belangrijke intercompany-leningen en bankrekeningen, alsmede pandrechten over voorraden en debiteuren en bepaalde andere activa van de Groep in de Verenigde Staten.

Voor elk van de nieuwe faciliteiten zal sprake zijn van wederzijdse garanties tussen de groepsmaarschappijen die gebruikmaken van de faciliteiten, alsmede een garantie verstrekt door Hagemeyer N.V.

De faciliteiten bevatten gebruikelijke 'events of default', waaronder (ongelimiteerd) in gebreke blijven met betalingen, schending van garanties, 'covenant defaults' en 'cross-defaults'. Indien er sprake is van een event of default mogen de kredietverschaffers de uitstaande bedragen onder de nieuwe faciliteiten versneld invorderen, alle verplichtingen opheffen en alle andere noodzakelijke acties nemen die een beschermde crediteur ter beschikking staan.

De faciliteiten bevatten convenanten die beperkingen opleggen ten aanzien van o.a. het aangaan van schulden, het geven van zekerheden, betalen van dividend en andere uitkeringen, het terugbetalen van aandelenkapitaal, verkoop van activa, het aangaan van fusies, sale en leaseback transacties, investeringen in kapitaalgoederen, acquisities en andere investeringen.

Voorts heeft Hagemeyer zich verplicht aan onderstaande financiële ratios te voldoen gedurende de looptijd van de faciliteiten:

Hagemeyer moet ervoor zorgdragen dat de ratio Netto senior schuld / EBITDA (voor bijzondere posten) niet hoger zal zijn dan:

| Voor de relevante periode eindigend | ratio |
|---|---|
| 31 december 2005 | 5,50:1,00 |
| 31 maart 2006 | 5,50:1,00 |
| 30 juni 2006 | 5,50:1,00 |
| 30 september 2006 | 5,00:1,00 |
| 31 december 2006 | 3,50:1,00 |
| 31 maart 2007 | 3,50:1,00 |
| 30 juni 2007 | 3,50:1,00 |
| 30 september 2007 | 3,50:1,00 |
| 31 december 2007 | 3,00:1,00 |

Hagemeyer moet ervoor zorgdragen dat de Interest cover ratio, gebaseerd op EBITDA exclusief bijzondere posten (na bijzondere kasstromen) / totale netto rente, niet lager zal zijn dan:

| Voor de relevante periode eindigend | ratio |
|---|---|
| 31 december 2005 | 1,50:1,00 |
| 31 maart 2006 | 1,60:1,00 |
| 30 juni 2006 | 1,60:1,00 |
| 30 september 2006 | 1,80:1,00 |
| 31 december 2006 | 2,00:1,00 |
| 31 maart 2007 | 2,20:1,00 |
| 30 juni 2007 | 2,40:1,00 |
| 30 september 2007 | 2,70:1,00 |
| 31 december 2007 | 2,90:1,00 |

Tot 31 december 2005 zijn de Netto senior schuld / EBITDA ratio en de Interest cover ratio niet van toepassing.

Hagemeyer mag geen dividend uitkeren tenzij de Interest cover ratio tenminste 3,5:1 is en de Netto senior schuld / EBITDA ratio niet groter is dan 3,0:1.

Hagemeyer moet aan de volgende Garantie cover ratio voldoen:

De gezamenlijke materiële activa van de werkmaatschappijen die tot zekerheid dienen van de nieuwe faciliteiten mogen niet minder dan 80% bedragen van de totale geconsolideerde materiële activa. Vanaf 30 juni 2004 mag de samengestelde EBITDA van deze werkmaatschappijen niet minder zijn dan 75% van de totale geconsolideerde EBITDA.

Deze ratio zal per kwartaal gemeten worden.

De werkmaatschappijen die onder de nieuwe faciliteiten lenen, zijn te allen tijde gehouden aan limieten voor de onder de nieuwe faciliteiten te lenen en uitstaande bedragen. Deze limieten zijn gebaseerd op bepaalde niveaus van het netto-werkkapitaal.

Het is Hagemeyer niet toegestaan de obligaties af te lossen, vervroegd af te lossen, onderwerp te maken van een 'defeasing' transactie, om te ruilen, af te lossen door te kiezen voor betaling in contanten in plaats van levering van aandelen of andere effecten, in te trekken of in te kopen of subparticipaties met betrekking tot de obligaties aan te gaan of te betalen in contanten op grond van de 'cash election' optie onder de voorwaarden van de obligaties.

Met bepaalde uitzonderingen, dienen alle opbrengsten die Hagemeyer ontvangt uit desinvesteringen, verzekeringen, lening of aandelenmarkttransacties, aangewend te worden voor verplicht vervroegde aflossing van de nieuwe faciliteiten.

## 13 Handelscrediteuren en overige kortlopende schulden

| | 2004 | 2003 |
|---|---|---|
| Handelscrediteuren | 577.459 | 528.551 |
| Vennootschapsbelasting | 24.205 | 23.503 |
| Overige belastingen en sociale premies | 37.541 | 29.755 |
| Pensioenen | 913 | 1.302 |
| Overige schulden | 46.168 | 45.482 |
| Overlopende passiva | 105.745 | 111.622 |
| | **792.031** | **740.215** |

De overige schulden hebben met name betrekking op te betalen kosten, zoals voor huisvesting, transport en advertenties. De overlopende passiva betreffen met name personeelskosten en rentekosten.

## 14 Financiële instrumenten en niet uit de balans blijkende vorderingen en verplichtingen

### Renterisico

Hagemeyer maakt gebruik van renteswaps en andere instrumenten om haar renterisico te beheersen. Per 31 december 2004 had Hagemeyer renteswaps uitstaan met nominale bedragen van totaal € 106,8 miljoen. De tabel hieronder laat de termijn en de valuta zien van de renteswaps. Hagemeyer gaat over het algemeen renteswaps aan met als doel om op lange termijn een bepaalde verhouding van vaste en variabele schulden te bereiken met het streven om een minimumdeel van 25% vaste schuld te behouden. Aan het eind van december 2004 kende ongeveer 57% van onze netto-schuld een rentetermijn van langer dan een jaar.

| Valuta | Uitstaand per 31 december 2004 |
|---|---|
| £ | 56.794 |
| € | 50.000 |
| Totaal | **106.794** |

Bij alle uitstaande renteswaps betaalt Hagemeyer een vaste rente en ontvangt een variabele rente. De marktwaarde van de renteswaps per 31 december 2004 was € 0,7 miljoen negatief. Alle renteswaps vervallen in 2008.

Hagemeyer heeft per 31 december 2004 geen andere rentederivaten uitstaan.

### Valuta- en andere marktrisico's

Door internationaal te opereren is Hagemeyer blootgesteld aan wisselkoersmutaties. Omdat de rapporteringsvaluta van Hagemeyer de euro is, kunnen wisselkoersmutaties ten opzichte van de euro van invloed zijn op de bedrijfsresultaten. In 2004 werd de omzet met name gegenereerd in de volgende landen: EMU-landen 29,5%, Noord-Amerika 21,1%, Verenigd Koninkrijk 18,1%, Australië 11,7% en Zweden 9,6%.

Hagemeyer streeft ernaar de volatiliteit van resultaten ten gevolge van wisselkoersmutaties zoveel mogelijk terug te dringen. Dit gebeurt met name door middel van termijncontracten waarmee het effect van wisselkoersmutaties gerelateerd aan de import van handelsgoederen geheel of gedeeltelijk wordt gedekt en in sommige gevallen ook de dividendstromen van dochtermaatschappijen (transactie-valutarisico's).

Hagemeyer maakt geen gebruik van hedging om de voltabiliteit af te dekken van de gerapporteerde resultaten, als gevolg van wisselkoersmutaties. Mutaties in wisselkoersen die de grootste impact zouden hebben op het omrekenen van het bedrijfsresultaat naar euro's betreffen de US dollar, het Britse pond, de Australische dollar en de Zweedse kroon.

Daarnaast worden valutarisico's in de balans afgedekt door leningen in buitenlandse valuta af te sluiten voor het financieren van bepaalde activiteiten in het buitenland. Per 31 december 2004 was de netto-schuld van Hagemeyer voornamelijk in US dollars (28%), Britse ponden (28%), Australische dollars (14%) en euro's (26%).

Hagemeyer maakt gebruik van valutaswaps om de leningen in buitenlandse valuta effectief te kunnen aanpassen. De valutaswaps worden gebruikt met als doel de totale financieringskosten te verminderen. Alle valutaswaps van Hagemeyer hebben een expiratie-termijn die korter is dan 1 maand. De marktwaarde van de valutaswaps per 31 december 2004 bedroeg € 0,2 miljoen.

### Concentraties in kredietverlening

Het kredietbeleid voorziet in voortdurende bewaking van posities bij, en kredietwaardigheid van, de financiële instellingen waarmee treasury transacties worden aangegaan. Wanprestatie van enige tegenpartij wordt niet verwacht. Tot de bij de betreffende treasury transacties betrokken tegenpartijen behoren uitsluitend financiële instellingen die belangrijke verstrekkers van bankkredieten aan de Groep zijn. De treasury transacties betreffen o.a. renteswaps, valutatransacties en overige financiële instrumenten, zoals die in de voorgaande paragrafen vermeld staan.
Als gevolg van de brede spreiding van klanten en markten waarop Hagemeyers producten worden verkocht, bevatten de handelsdebiteuren van de onderneming per 31 december 2004 geen belangrijke risicoconcentraties.

### Overige niet uit de balans blijkende vorderingen en verplichtingen

Per jaareinde bedroeg het totaalbedrag aan huur- en leaseverplichtingen:

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| Vervallend binnen 1 jaar | 116 | 125 |
| Vervallend binnen 1 tot 5 jaar | 254 | 283 |
| Vervallend na 5 jaar | 186 | 182 |
| | **556** | **590** |

In het resultaat van 2004 is een bedrag van circa € 125 miljoen begrepen met betrekking tot huur- en leaseovereenkomsten.

Ten aanzien van het merendeel van de Nederlandse dochtermaatschappijen zijn aansprakelijkheidsverklaringen afgegeven in het kader van artikel 403, Boek 2 van het Burgerlijk Wetboek. Een volledig overzicht van deze dochtermaatschappijen is bij de Kamer van Koophandel te Hilversum gedeponeerd.
De Vennootschap is onderdeel van de fiscale eenheid 'Hagemeyer N.V. c.s.' voor vennootschapsbelasting en omzetbelasting. Als gevolg daarvan is zij hoofdelijk en gezamenlijk aansprakelijk voor de belastingverplichtingen van de gehele fiscale eenheid.

Overige verplichtingen uit bankgaranties, belastingen (inclusief die van de fiscale eenheid) en overige aanspraken van derden vinden hun oorsprong uitsluitend in de normale bedrijfsuitoefening en zijn niet bovenmatig in verhouding tot de vermogenspositie van de Vennootschap.

Per 31 december 2004 had de Groep letters of credit uitstaan ter waarde van € 85,8 miljoen.

**Gerechtelijke procedures**
Zoals gebruikelijk voor een grote onderneming die actief is in meerdere jurisdicties, is Hagemeyer in haar bedrijfsvoering regelmatig geconfronteerd met rechtszaken, vorderingen, onderzoeken en processen, als eiser, gedaagde of betrokkene. De belangrijkste claims zijn hierna beschreven.

**Rechtszaak in verband met het faillissement van Ceteco**
Sinds 1995 had Hagemeyer direct of indirect een belang van ongeveer 65% in Ceteco N.V. Deze vennootschap is in mei 2000 failliet verklaard.
In oktober 2003 is door de curatoren van Ceteco bij een Nederlandse rechtbank een rechtszaak aangespannen tegen Hagemeyer en de leden van de Raad van Bestuur en Raad van Commissarissen van Ceteco voor het gehele tekort van de faillissementsboedel, op dit moment door de curatoren geschat op € 160 miljoen.

Deze vordering is gebaseerd op de veronderstelling dat de commissarissen onvoldoende toezicht gehouden zouden hebben op de leden van de Raad van Bestuur van Ceteco toen zij wanbeleid voerden over Ceteco, hetgeen tot de ondergang van het bedrijf heeft geleid. De basis voor de vermeende aansprakelijkheid is dat drie van de leden van de Raad van Commissarissen lid waren van de Raad van Bestuur van Hagemeyer gedurende de periode van het vermeende wanbeleid.

Bovendien, en als alternatief, stellen de curatoren dat Hagemeyer, als aandeelhouder met een meerderheidsbelang in Ceteco, haar zorgplicht jegens Ceteco en haar crediteuren niet is nagekomen, onder andere door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen.
De geëiste schadevergoeding voor deze gestelde onrechtmatige daad is gebaseerd op het verlies dat Ceteco in sommige landen heeft geleden. Enige schadevergoeding die terzake van deze vordering wordt toegewezen, vermindert het tekort in de faillissementsboedel en vermindert daarmee het bedrag van de eerste vordering. Op dit moment wordt verwacht dat de totale claim van de curatoren niet hoger zal zijn dan € 160 miljoen.

Een van Ceteco's crediteuren, Dresdner Bank Lateinamerika AG, eist een schadevergoeding van Hagemeyer van € 14,5 miljoen op grond van onrechtmatig handelen. Zij stelt dat Hagemeyer haar zorgplicht jegens Dresdner Bank niet is nagekomen door niet op tijd in te grijpen om het wanbeleid bij Ceteco te voorkomen. Het geëiste bedrag aan schadevergoeding vormt onderdeel van het tekort in Ceteco's faillissement. Dresdner Bank heeft nog geen formele gerechtelijke procedure aangespannen.
Hagemeyer is van mening dat zij goede juridische argumenten heeft op basis waarvan deze vorderingen zullen worden afgewezen.

**CEF Holdings Ltd vs. Bernard**
Een van Hagemeyers concurrenten, CEF Holdings Ltd, is in 1989 een nieuwe elektrotechnische groothandel begonnen in Nederland. CEF Holdings stelt dat het vervolgens schade leed door een kartel gevormd door onder andere de Nederlandse Federatie van Elektrotechnische Groothandels (de FEG) en alle leden van de FEG, waaronder (destijds) Elektrotechnische Groothandel Bernard B.V., een van Hagemeyers Nederlandse dochterondernemingen. In maart 1991 heeft CEF Holdings een klacht ingediend bij de Europese Commissie tegen onder andere de FEG en al haar leden. Vervolgens heeft CEF City Electrical Factors B.V. in februari 1999 een rechtszaak aangespannen bij de arrondissementsrechtbank in Rotterdam tegen FEG, de Technische Unie (het grootste FEG-lid) en Bernard (het op een na grootste FEG-lid). CEF Holding eist een schadevergoeding ter grootte van ongeveer € 97 miljoen, exclusief rente en kosten, op basis van dezelfde feiten.

Bij de vaststelling van haar schade heeft CEF zich voornamelijk gebaseerd op een door een registeraccountant opgesteld rapport. In juni 2003 heeft de Tuchtraad voor Registeraccountants de klacht van de Technische Unie tegen de registeraccountant gegrond verklaard en beslist dat hij zijn professionele plichten had verzaakt door een inadequaat schaderapport op te stellen.

In oktober 1999 heeft de Europese Commissie een boete opgelegd aan de FEG en de Technische Unie vanwege kartelactiviteiten. De Europese Commissie heeft geen boete opgelegd aan Bernard en heeft later het dossier Bernard definitief gesloten. De FEG en de Technische Unie zijn in hoger beroep gegaan tegen de beschikking van de Commissie bij het Europees Gerecht van Eerste Aanleg. Op 16 december 2003 werd het beroep verworpen. FEG en de Technische Unie hebben tegen deze uitspraak beroep ingesteld bij het Europese Hof van Justitie. In afwachting van de uitkomst van dat beroep is het door CEF geïnitieerde proces tegen de FEG en Technische Unie bij de Rotterdamse arrondissementsrechtbank vooralsnog opgeschort. De rechtszaak bij deze rechtbank tussen Bernard en CEF Holding was niet opgeschort. In mei 2003 zijn pleidooien gehouden. Sindsdien wachten partijen op een uitspraak van de rechtbank. Recentelijk heeft CEF de rechtbank echter gevraagd een nieuw pleidooi toe te staan. Bernard heeft gevraagd dit verzoek te verwerpen en uitspraak te doen. De rechtbank dient nog te beslissen op dit verzoek om pleidooi. Onder andere gezien het feit dat de Europese Commissie Bernard niet schuldig heeft bevonden, is Hagemeyer van mening dat zij goede juridische gronden heeft op basis waarvan deze vordering zal worden afgewezen.

**Belgische belastingdienst vs. Manudax België**

Manudax België N.V., een van Hagemeyers Belgische dochterondernemingen, is op 27 november 2000 in vrijwillige liquidatie gegaan. In 1999 en 2000 heeft Manudax België N.V. omzetbelastingaanslagen ontvangen in verband met vermeende frauduleuze transacties van vroegere werknemers gedurende de periode vanaf eind 1996 tot begin 1998. Het bedrag van deze aanslagen, inclusief rente en boete, bedraagt € 111 miljoen (omzetbelasting € 26 miljoen, boete € 52 miljoen en rente € 33 miljoen). Alle aanslagen worden betwist door Manudax België N.V.

## 15 Gesegmenteerde informatie

Hagemeyer was in voorgaande jaren wereldwijd georganiseerd in twee belangrijke bedrijfsonderdelen: Professional Products en Services (PPS) en Information Technology Products en Services (ITPS). Op 13 juni 2003 werd de verkoop van Tech Pacific bekendgemaakt. De ITPS activiteiten zijn vanaf juni 2003 gedeconsolideerd. Hagemeyers resterende belang in Techpac Holdings Limited (31,5%) werd van 1 juni 2003 tot de verkoop van het resterende belang per 1 november 2004 verantwoord onder Resultaat deelnemingen. Als gevolg hiervan worden de ITPS activiteiten als beëindigde activiteiten verantwoord. De resultaten van de gedesinvesteerde retail-activiteiten in Duitsland en GPX zijn inbegrepen in respectievelijk PPS en ACE.

Tussen de verschillende bedrijfsonderdelen vinden geen verkopen of overige transacties plaats. Gesegmenteerde activa omvatten met name materiële vaste activa, immateriële vaste activa (inclusief goodwill), voorraden en vorderingen. De gesegmenteerde passiva betreffen met name de operationele passiva. Belastingen en leningen zijn niet opgenomen. Investeringen in materiële en immateriële vaste activa betreffen met name investeringen in bedrijfsgebouwen en -terreinen, machines en installaties, kantoor- en computerapparatuur, software en betaalde goodwill bij acquisities.

## Gesegmenteerde resultaten

| | PPS | | ACE | | Centrale Organisatie | | Groep excl. ITPS | | Beëindigde activiteit ITPS | | Hagemeyer Totaal | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (In € miljoen) | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Omzet | 4.988,4 | 5.061,9 | 438,3 | 598,7 | - | - | 5.426,7 | 5.660,6 | - | 677,2 | 5.426,7 | 6.337,8 |
| EBITA voor bijzondere posten | (1,2) | (42,7) | 22,4 | 48,0 | (22,6) | (27,3) | (1,4) | (22,0) | - | 12,7 | (1,4) | (9,3) |
| Bijzondere posten | (34,7) | (173,4) | (6,2) | 4,5 | 8,7 | (9,4) | (32,2) | (178,3) | - | 50,5 | (32,2) | (127,8) |
| Afschrijving van goodwill | (30,6) | (33,5) | (0,4) | (0,3) | - | - | (31,0) | (33,8) | - | - | (31,0) | (33,8) |
| Bedrijfsresultaat | (66,5) | (249,6) | 15,8 | 52,2 | (13,9) | (36,7) | (64,6) | (234,1) | - | 63,2 | (64,6) | (170,9) |
| Aandeel in resultaat deelnemingen | 1,8 | 1,0 | 1,9 | 3,8 | - | - | 3,7 | 4,8 | 5,4 | 2,2 | 9,1 | 7,0 |
| Financiële baten en lasten | | | | | | | (83,7) | (119,0) | - | (3,0) | (83,7) | (122,0) |
| Resultaat uit gewone bedrijfsuitoefening voor belastingen | | | | | | | (144,6) | (348,3) | 5,4 | 62,4 | (139,2) | (285,9) |
| Belastingen | | | | | | | (24,8) | (19,6) | - | (13,0) | (24,8) | (32,6) |
| Aandeel derden | | | | | | | (0,1) | 0,5 | - | - | (0,1) | 0,5 |
| **Resultaat na belastingen** | | | | | | | **(169,5)** | **(367,4)** | **5,4** | **49,4** | **(164,1)** | **(318,0)** |
| **Gesegmenteerde activa en passiva** | | | | | | | | | | | | |
| Gesegmenteerde activa | 1.977,0 | 2.092,3 | 132,3 | 179,9 | 11,1 | - | 2.120,4 | 2.272,2 | - | 4,9 | 2.120,4 | 2.277,1 |
| Deelnemingen | 4,2 | 4,4 | 4,3 | 8,0 | - | - | 8,5 | 12,4 | - | 23,0 | 8,5 | 35,4 |
| Niet-gealloceerde activa | | | | | | | | | | | 191,3 | 291,0 |
| **Geconsolideerde activa** | | | | | | | | | | | **2.320,2** | **2.603,5** |
| Gesegmenteerde passiva | 713,4 | 642,5 | 39,5 | 52,4 | 15,1 | 22,0 | 768,0 | 716,9 | - | 0,1 | 768,0 | 717,0 |
| Niet-gealloceerde passiva | | | | | | | | | | | 774,4 | 1.344,0 |
| **Geconsolideerde passiva** | | | | | | | | | | | **1.542,4** | **2.061,0** |
| **Overige gesegmenteerde informatie** | | | | | | | | | | | | |
| Investeringen immateriële en materiële vaste activa | 28,8 | 27,4 | 2,5 | 5,0 | - | - | 31,3 | 32,4 | - | 0,2 | 31,3 | 32,6 |
| Afschrijving, amortisatie en bijzondere waardevermindering | 110,1 | 75,8 | 3,2 | 6,5 | - | - | 113,3 | 82,3 | - | 1,5 | 113,3 | 83,8 |

Hagemeyer is actief in zeven geografische regio's:

Nederland is het land van vestiging van de onderneming - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO-producten, alsmede de vertegenwoordiging van vooraanstaande merken in consumentenelektronica, fotografische en imagingproducten.

Verenigd Koninkrijk - de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen, veiligheidsproducten en overige MRO-producten, alsmede Integrated Supply diensten.

Duitsland - de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO-producten, alsmede Integrated Supply diensten.

Overige Europese landen - de activiteiten bestaan voornamelijk uit de distributie van elektrotechnische materialen en overige MRO-producten, alsmede Integrated Supply diensten.

Noord-Amerika - de activiteiten bestaan met name uit de distributie van MRO-producten waaronder elektrotechnische materialen, veiligheidsproducten, alsmede Integrated Supply diensten.

Australië (inclusief Nieuw-Zeeland) - de activiteiten bestaan met name uit de distributie van elektrotechnische materialen en overige MRO-producten, de distributie van informatietechnologie- en communicatieproducten via Tech Pacific (gedesinvesteerd met ingang van juni 2003), alsmede de vertegenwoordiging van consumentenproducten.

Overig Azië-Pacific - de activiteiten bestaan met name uit de distributie van informatietechnologie- en communicatieproducten via Tech Pacific (gedesinvesteerd met ingang van juni 2003), alsmede de vertegenwoordiging van diverse consumentenproducten.

De omzetsegmentatie volgt die geografische gebieden waarin een afnemer zijn goederen en/of diensten geleverd krijgt. De activa en de investeringen worden ondergebracht in dat geografisch gebied waar de activa zich bevinden.

| (In € miljoen) | | Omzet | Activa | Investeringen in immateriële en materiële vaste activa | Gemiddeld aantal werknemers |
|---|---|---|---|---|---|
| Nederland | 2004 | 316,6 | 86,9 | 4,3 | 784 |
| | 2003 | 324,5 | 126,8 | 8,4 | 872 |
| Verenigd Koninkrijk | 2004 | 981,3 | 422,2 | 4,9 | 4.470 |
| | 2003 | 923,9 | 452,0 | 0,0 | 4.769 |
| Duitsland | 2004 | 758,3 | 219,9 | 2,8 | 2.201 |
| | 2003 | 924,7 | 253,4 | 3,6 | 3.022 |
| Overig Europa | 2004 | 1.391,2 | 524,2 | 10,1 | 3.216 |
| | 2003 | 1.315,5 | 493,0 | 6,4 | 3.427 |
| Noord-Amerika | 2004 | 1.206,9 | 505,3 | 3,7 | 4.904 |
| | 2003 | 1.390,7 | 565,1 | 8,6 | 5.712 |
| Australië | 2004 | 637,2 | 328,8 | 4,3 | 1.924 |
| | 2003 | 920,0 | 346,4 | 4,6 | 2.063 |
| Overig Azië-Pacific | 2004 | 135,2 | 33,1 | 1,2 | 474 |
| | 2003 | 538,5 | 40,4 | 1,0 | 1.053 |
| **Totaal** | **2004** | **5.426,7** | **2.120,4** | **31,3** | **17.973** |
| | **2003** | **6.337,8** | **2.277,1** | **32,6** | **20.918** |

## 16 Operationele kosten

| | 2004 | 2003 |
|---|---|---|
| Verkoopkosten | 630.934 | 708.904 |
| Transport- en opslagkosten | 360.976 | 359.774 |
| Algemene beheerskosten | 252.783 | 304.669 |
| | **1.244.693** | **1.373.347** |
| **In operationele kosten begrepen personeelskosten:** | | |
| Lonen en salarissen | 597.041 | 666.146 |
| Pensioenpremies | 29.956 | 28.046 |
| Overige sociale premies | 66.278 | 71.192 |
| | **693.275** | **765.384** |

| | 2004 | 2003 |
|---|---|---|
| **Afschrijvingen:** | | |
| Goodwill | 31.008 | 33.816 |
| Overige immateriële vaste activa | 10.256 | 10.810 |
| Materiële vaste activa | 32.188 | 39.254 |
| | **73.452** | **83.880** |

Het gemiddeld aantal personeelsleden in 2004 was 17.973 (2003: 20.918). Per 31 december 2004 bedroeg het aantal vaste personeelsleden 16.517 (per 31 december 2003: 17.944).

## 17 Overige bedrijfsopbrengsten

De overige netto-bedrijfsopbrengsten bestaan uit assurantie-provisies, ontvangen huur, en soortgelijke opbrengsten.

## 18 Financiële baten en lasten

| | 2004 | 2003 |
|---|---|---|
| **Financiële baten:** | | |
| Rentebaten | 3.421 | 5.737 |
| Dividend deelnemingen | 64 | 163 |
| Koersverschillen - netto | 2.534 | 1.946 |
| | **6.019** | **7.846** |
| **Financiële lasten:** | | |
| Rentelasten en soortgelijke kosten | (70.745) | (84.785) |
| Overige financiële lasten | (18.907) | (45.025) |
| | **(89.652)** | **(129.810)** |
| | **(83.633)** | **(121.964)** |

De overige financiële lasten betreffen hoofdzakelijk € 12 miljoen voor boetebetalingen aan bepaalde schuldeisers, alsmede advieskosten en honoraria verband houdend met de herfinanciering van de Groep.

## 19 Belastingen

| | 2004 | 2003 |
|---|---|---|
| **De belastinglast van de Groep is als volgt opgebouwd:** | | |
| Belastingen | 6.161 | 17.877 |
| Latente belastingen (zie toelichting 11) | 18.656 | 14.673 |
| | **24.817** | **32.550** |

Het verschil tussen het te verwachten belastingtarief van de Groep (zijnde het gewogen gemiddelde van de wettelijke belastingtarieven berekend over de belastbare resultaten van de dochtermaatschappijen) en het effectieve belastingtarief is het gevolg van:

| | 2004 | 2003 |
|---|---|---|
| Te verwachten belastingtarief | 37,0 % | 37,9 % |
| Niet-verantwoorde fiscale resultaten gedurende het jaar | (62,0) % | (51,3) % |
| *Aanwending van beschikbare compensabele verliezen* | 1,7 % | 2,0 % |
| Niet-aftrekbare posten | (5,2) % | (4,7) % |
| Overig | 10,7 % | 4,7 % |
| **Effectief belastingtarief** | **(17,8) %** | **(11,4) %** |

Per 31 december 2004 heeft de Groep fiscaal compensabele verliezen ten bedrage van € 761 miljoen (2003: € 622 miljoen) die kunnen worden gecompenseerd met toekomstige fiscale baten. Een actieve belastinglatentie (zie toelichting 11) is opgenomen, voor € 41 miljoen (2003: € 34 miljoen) van deze compensabele verliezen. Van het totale bedrag aan compensabele verliezen is € 689 miljoen onbeperkt verrekenbaar.
Belastinglatenties worden gewaardeerd op basis van de te verwachten belastbare winsten, en rekening houdend met beperkingen voor het gebruik van de gerelateerde belastingverliezen in de betreffende jurisdicties.

## 20 Beloningen van leden van de Raad van Bestuur en Raad van Commissarissen in 2004

### Raad van Commissarissen

De beloning van de leden van de Raad van Commissarissen was in 2004 als volgt:

| (In €) | Bruto per jaar [1] |
|---|---|
| P.J. Kalff (voorzitter) | 42.000 |
| D.G. Eustace (vice-voorzitter) | 38.500 |
| M.P.M. de Raad | 23.333 [2] |
| B.A.J. Bourigeaud | 23.333 [2] |
| T.Y. Yasuda | 11.667 [3] |
| W.F.Th. Corpeleijn | 11.667 [3] |

*[1] De vaste beloning van de Raad van Commissarissen is inclusief een vergoeding van € 7.000 op jaarbasis, voor alle leden die tevens lid zijn van de Auditcommissie of de Remuneratiecommissie.*
*[2] 8 maanden vanaf 1 mei 2004.*
*[3] 4 maanden tot 1 mei 2004.*

De beloning wordt ingevolge artikel 28 van de statuten van Hagemeyer N.V. vastgesteld door de jaarlijkse Algemene Vergadering van Aandeelhouders (AVA). De Raad van Commissarissen neemt het initiatief tot een voorstel aan de AVA voor aanpassing indien daartoe aanleiding is. Naast de bovenstaande vaste beloning ontvangen de leden van de Raad van Commissarissen een vaste vergoeding voor niet te declareren zakelijke kosten. Deze vergoeding bedraagt € 250 per persoon per maand. De leden van de Raad van Commissarissen ontvangen geen variabele beloningen.

### Raad van Bestuur

**Algemeen**
De beloning van de leden van de Raad van Bestuur wordt, in overeenstemming met het beloningsbeleid, vastgesteld door de Raad van Commissarissen, op voorstel van de Remuneratiecommissie. De Remuneratiecommissie bestaat uit de heren P.J. Kalff (voorzitter) en B.A.J. Bourigeaud. De voorzitter van de Raad van Bestuur kan de vergaderingen van de Remuneratiecommissie bijwonen.

De Remuneratiecommissie evalueert jaarlijks in hoeverre aanpassing van arbeidsvoorwaarden aan de orde is. Daarbij hanteert zij als uitgangspunt dat de arbeidsvoorwaarden concurrerend moeten zijn met in Nederland gevestigde internationaal opererende ondernemingen. Hierbij wordt met name gekeken naar ondernemingen die qua omvang en complexiteit vergelijkbaar zijn met Hagemeyer.

De beloning van de leden van de Raad van Bestuur bestaat uit de volgende elementen:

**Periodiek betaalde vergoedingen**

| (In €) | | Bruto-basissalaris per jaar |
|---|---|---|
| **Huidige leden** | | |
| R.W.A. de Becker | Voorzitter | 650.000 [4] |
| J.S.T. Tiemstra | Lid | 483.550 |
| **Leden die gedurende 2004 vertrokken zijn** | | |
| R. ter Haar | Voorzitter/Lid | 628.881 [5] |
| W. Pot | Lid | 600.000 [6] |

*[4] De heer R.W.A. de Becker werd op 1 maart 2004 tot voorzitter benoemd.*
*[5] De heer R. ter Haar verliet het bedrijf per 30 juni 2004.*
*[6] De heer W. Pot verliet het bedrijf per 30 april 2004.*

Het basissalaris van de heer J.S.T. Tiemstra is per 1 januari 2004 verhoogd met het relevante inflatiecijfer van 1,8% in Nederland.

De volgende teken-bonussen zijn in 2004 betaald:

| (In €) | Teken-bonussen 2004 |
|---|---|
| R.W.A. de Becker | 150.000 |
| W. Pot | 250.000 |

Aan de huidige leden van de Raad van Bestuur wordt door de onderneming een auto ter beschikking gesteld. Verder ontvangen de leden van de Raad van Bestuur een bijdrage in de premie van de collectieve ziektekostenverzekering, alsmede de kosten van telefoongebruik en nemen zij deel aan andere gebruikelijke verzekeringen zoals een arbeidsongeschiktheids-verzekering.
De leden van de Raad van Bestuur ontvangen een vaste vergoeding van € 570 per persoon per maand voor niet te declareren zakelijke kosten.

### Beloningen betaalbaar op termijn

De leden van de Raad van Bestuur nemen deel aan een pensioenregeling. De kosten voor die pensioenregeling waren als volgt:

| (In €) | Pensioenkosten 2004 |
|---|---|
| R.W.A. de Becker | 526.238 [7] |
| J.S.T. Tiemstra | 178.565 |
| R. ter Haar | 419.109 [8] |

*[7] Voor de heer R.W.A. de Becker is een eenmalige pensioenbijdrage van toepassing, welke in dit bedrag is opgenomen.*
*[8] De met de heer R. ter Haar afgesproken vertrekregeling omvat een voortzetting van de pensioenbetaling voor de komende drie jaar.*

### Bonusregelingen

*Jaarbonus ('Short Term Incentive')*
Op basis van de Short Term Incentive ('STI') regeling, kan een jaarbonus toegekend worden afhankelijk van het behalen van vooraf gedefinieerde doelstellingen. De STI-bonus kan maximaal 80% van het vaste jaarsalaris bedragen en is deels afhankelijk van de ondernemingsresultaten en deels afhankelijk van vooraf door de Raad van Commissarissen gedefinieerde operationele doelstellingen en van het persoonlijk functioneren van het bestuurslid.

Ten laste van het jaar 2004 kwamen de bonussen over het jaar 2003, die in 2004 betaald werden. Deze waren als volgt:

| (In €) | Bonus over 2003 (betaald in 2004) |
|---|---|
| J.S.T. Tiemstra | 113.262 |

De 2003-bonussen waren gekoppeld aan targets met betrekking tot de vrije kasstroom, alsmede aan individuele doelstellingen binnen het specifieke aandachtsgebied van het bestuurslid. De financiële targets werden niet behaald in 2003. De bonus van € 113.262 voor de heer J.S.T. Tiemstra was een discretionaire bonus van 25% van zijn basissalaris als erkenning voor zijn aanzienlijke persoonlijke bijdrage, met name met betrekking tot de financiële herstructurering.

Een voorwaardelijke bonus was toegezegd aan de heer W. Pot. Voor deze bonus was een range van € 100.000 tot € 400.000 van toepassing.

Deze bonus voor het jaar 2004, welke betaald werd in 2004, was als volgt:

| (In €) | Bonus over 2004 (betaald in 2004) |
|---|---|
| W. Pot | 400.000 |

*Driejaarsbonus ('Long Term Incentive')*
De Long Term Incentive ('LTI') is een bonusregeling voor een voortschrijdende 3 jaars periode, waarin 1 jaar na aanvang van de bonusperiode een bonusbedrag wordt vastgesteld. 50% van deze bonus wordt toegekend na 2 jaar en 50% na 3 jaar, mits het dienstverband op dat moment nog bestaat. Effectief per 1 januari 2004 is de LTI gebaseerd op het behalen van dezelfde vooraf gedefinieerde doelstellingen als de STI. De LTI-bonus kan voor leden van de Raad van Bestuur oplopen tot 40% van het basissalaris.

Voor 2003 was een andere LTI-regeling van kracht. Voor de leden van de Raad van Bestuur was de target LTI-bonus 30% van het basissalaris. Gedurende 2003 werden de doelstellingen voor het behalen van de LTI-target niet gerealiseerd en als zodanig zijn geen LTI-bonussen toegekend of betaald in 2004.

*Performance Share Plan*
Het Performance Share Plan is ingevoerd om leden van de Raad van Bestuur een substantieel bezit aan Hagemeyer aandelen te laten opbouwen. Zij dienen het volledige netto-restant van een LTI-bonus alsmede een bedrag gelijk aan minstens de helft van de opbrengsten van toegekende opties (na belastingen) te investeren in Hagemeyer aandelen. Verder zullen de aandelen, die onder het aandelenprogramma toegekend worden, onderdeel worden van het Performance Share Plan. Als de aandelen minimaal twee jaar gehouden zijn, wordt een premie toegekend. De premie bedraagt 50% voor elke periode van 2 jaar dat de aandelen gehouden worden. De premie moet worden geïnvesteerd in Hagemeyer aandelen. Deze premie-aandelen komen niet in aanmerking voor toekomstige premies. Iedere aanspraak op toekomstige premies komt te vervallen bij vrijwillige uitdiensttreding of ontslag om dringende reden.

Aandelen van het Performance Share Plan mogen niet worden verkocht gedurende de duur van het dienstverband. Verkoop is alleen toegestaan bij het beëindigen van het dienstverband. De heer R.W.A. de Becker neemt niet deel aan het Performance Share Plan.

Tot op heden zijn er geen aandelen gereserveerd voor het Performance Share Plan.

**Beloningen in opties en aandelen**

*Optieregelingen*
De leden van de Raad van Bestuur nemen deel aan het voor senior management van Hagemeyer bestaande optieprogramma. Vanaf 1 januari 2004 zijn de optierechten een voorwaardelijke beloningscomponent. Alle of een gedeelte van de optierechten vervallen indien gemiddeld minder dan 50% van de maximale STI-bonus is behaald in de eerste drie jaar. Optierechten toegekend vóór 2004 zijn niet afhankelijk van het behalen van vooraf gedefinieerde doelstellingen. Verder bevatten de optieovereenkomsten zodanige bepalingen dat uitoefening in de eerste drie jaar na toekenning niet mogelijk is. De opties vervallen in beginsel bij uitdiensttreding, behoudens bij pensionering op de reguliere pensioenleeftijd.
Bij uitoefening van opties die zijn toegekend dient voor een bedrag gelijk aan minimaal de helft van de optieopbrengst (na belastingen) te worden geïnvesteerd in Hagemeyer aandelen, onder de werking van het hierboven beschreven Performance Share Plan.

Het jaarlijks toegekende aantal optierechten per lid van de Raad van Bestuur kan oplopen tot 200.000.

Voor leden van de Raad van Bestuur en een beperkt aantal overige senior managers heeft de Raad van Commissarissen zijn intentie bevestigd om in geval van een 'change of control' te besluiten dat de uitstaande opties onmiddellijk uitoefenbaar worden.

## Aan de leden van de Raad van Bestuur zijn de volgende optierechten toegekend:

| | Jaar | Opties toegekend | Uitoefenprijs (in €) | Expiratiedatum | Ingetrokken opties | Vervallen/ uitgeoefende opties | Uitstaande opties (per 31-12-2004) |
|---|---|---|---|---|---|---|---|
| J.S.T. Tiemstra | 2003 | 50.000 | 3,42 | 11 maart 2008 | - | - | 50.000 |
| J.S.T. Tiemstra | 2004 | 135.000 | 1,91 | 27 april 2012 | - | - | 135.000 |
| | | | | | | | **185.000** |

In 2004 zijn geen optierechten toegekend aan de heer R.W.A. de Becker, aangezien voor hem uitsluitend de regeling van voorwaardelijke aandelen geldt.

*Voorwaardelijke aandelen*
Vanaf 2004 nemen de leden van de Raad van Bestuur deel aan het voor senior management van Hagemeyer bestaande aandelenprogramma. De aandelen worden pas na 3 jaar onvoorwaardelijk toegekend indien gemiddeld 50% of meer van de maximale STI-bonus is behaald in deze 3 jaar. De voorwaardelijk toegekende aandelen vervallen in beginsel bij uitdiensttreding, behoudens bij pensionering op de reguliere pensioenleeftijd. Tot maximaal de helft van de onvoorwaardelijk toegekende aandelen mogen verkocht worden teneinde aan inkomstenbelastingverplichtingen te kunnen voldoen. Het restant van de onvoorwaardelijk toegekende aandelen zal onderdeel worden van het Performance Share Plan, zoals hiervoor beschreven.

Voor de heer R.W.A. de Becker zullen de aandelen onvoorwaardelijk worden toegekend na 1 jaar (in plaats van 3 jaar) indien 50% of meer van de maximale STI-bonus is behaald in het voorgaande jaar.

Het jaarlijks toegekende aantal voorwaardelijke aandelen per lid van de Raad van Bestuur kan oplopen tot 100.000.

## Aan de leden van de Raad van Bestuur zijn de volgende voorwaardelijke aandelen toegekend:

| | Jaar | Aangeboden aandelen | Expiratie-datum | Toegekende aandelen | Ingetrokken aandelen | Uitstaande aandelen (per 31-12-2004) |
|---|---|---|---|---|---|---|
| R.W.A. de Becker | 2004 | 100.000 | 2 maart 2005 | - | - | 100.000 |
| J.S.T. Tiemstra | 2004 | 45.000 | feb/maart 2007 | - | - | 45.000 |
| | | | | | | **145.000** |

### Leningen
Aan geen van de leden van de Raad van Commissarissen of Raad van Bestuur is een lening verstrekt.

### Aandelenbezit
Geen van de leden van de Raad van Commissarissen bezit (rechten tot het nemen van) aandelen en/of certificaten van aandelen Hagemeyer N.V., met uitzondering van de heer M.P.M. de Raad. Per 31 december 2004 was hij in het bezit van 2.620 aandelen Hagemeyer.

Geen van de leden van de Raad van Bestuur bezit aandelen of certificaten van aandelen Hagemeyer N.V., met uitzondering van de hierboven beschreven optierechten en voorwaardelijk toegekende aandelen.

### 'Change of control' ontslagbepalingen

Ontslagvergoedingen aan leden van de Raad van Bestuur worden betaalbaar in de volgende scenario's:

i) de onderneming beëindigt het dienstverband na een overname, fusie of andere gebeurtenis waarbij sprake is van een change of control bij Hagemeyer;

ii) het bestuurslid beëindigt zijn dienstverband binnen 1 jaar na een overname, fusie of andere gebeurtenis waarbij sprake is van een change of control vanwege een naar zijn inschatting materieel verschil van inzicht met de nieuwe Raad van Bestuur of Raad van Commissarissen, of vanwege een materiële wijziging van de bevoegdheden en verantwoordelijkheden van het bestuurslid.

In elk van de bovengenoemde situaties is het lid van de Raad van Bestuur gerechtigd tot een change of control-ontslagvergoeding, naast zijn gewone salarisbetaling, gelijk aan twee en een half keer zijn totale jaarcompensatie of de beloning over de resterende looptijd van zijn contract, indien dit tot een lagere vergoeding leidt.

Een change of control-ontslagvergoeding wordt uitgekeerd in drie termijnen. De onderneming zal de eerste termijn onvoorwaardelijk betalen op de datum van beëindiging van het dienstverband. De onderneming zal de tweede en de laatste termijn betalen 6 respectievelijk 9 maanden na beëindiging van het dienstverband, onder de voorwaarde dat het bestuurslid op desbetreffend moment geen andere dienstbetrekking heeft aanvaard waarin hij een basissalaris ontvangt dat 75% of meer is van zijn basissalaris bij Hagemeyer ten tijde van zijn vertrek.

Voor het berekenen van een change of control-ontslagvergoeding wordt als totale jaarcompensatie beschouwd: (i) het bruto-basissalaris op het moment van beëindiging dienstverband, (ii) de jaarlijkse pensioenopbouw, (iii) 25% van de maximale STI-bonus en (iv) 25% van de maximale LTI-bonus.

De geldigheidstermijn van deze change of control-regeling is overeengekomen tussen de Raad van Commissarissen en het lid van de Raad van Bestuur. Na afloop van deze termijn wordt een nieuwe geldigheidstermijn afgesproken. Voor de heer R.W.A. de Becker verloopt de termijn op 28 februari 2008.

De huidige regeling voor de heer J.S.T. Tiemstra loopt tot 1 april 2006. Deze regeling wijkt af van de hierboven omschreven regeling. Een ontslagvergoeding voor de heer Tiemstra wordt tevens betaalbaar indien J.S.T. Hagemeyer zijn dienstverband beëindigt na een materiële wijziging in de organisatie die resulteert in een materiële wijziging van zijn bevoegdheden en verantwoordelijkheden.

In het kader van de met de heer R. ter Haar in 2003 overeengekomen ontslagvergoeding werd in 2004 € 801.824 betaald. Een bedrag van € 0,4 miljoen is betaalbaar op 1 april 2005 indien de heer R. ter Haar op desbetreffend moment geen passende andere functie heeft aanvaard.

### Totale kosten van de beloningen

De totale kosten van de beloningen van de Raad van Bestuur bedroegen in 2004 € 4.542.000 (2003: € 1.675.000).

## 21 Bijzondere posten voor belastingen

| | 2004 | 2003 |
|---|---|---|
| Boekwinst uit verkoop van groepsmaatschappijen en deelnemingen en investeringen | 44.785 | 41.673 |
| Pensioenfonds Sagittarius | - | 4.721 |
| Kosten herstructurering - personeelsreductie | (10.357) | (27.659) |
| Kosten herstructurering - PPS | (50.705) | (117.468) |
| Regelgeving en risicobeheersing | (11.322) | (20.075) |
| Aanpassingen van het resultaat van het voorgaande jaar | (2.109) | (12.539) |
| Overige bijzondere posten | (2.448) | 5.306 |
| **Netto bijzondere posten voor belastingen** | **(32.156)** | **(126.041)** |

### Kosten herstructurering – PPS

Het totale bedrag dat in 2004 als bijzondere post ten laste van de winst-en-verliesrekening werd gebracht met betrekking tot de herstructurering van de kernactiviteit PPS, exclusief personeelsreductie, bedraagt € 50,7 miljoen (2003: € 117,5 miljoen). Deze last is als volgt samengesteld:

| | |
|---|---|
| € 39,6 miljoen | *Bijzondere post verband houdend met de volledige afschrijving van niet gealloceerde geactiveerde kosten met betrekking tot Hagemeyers ERP-systeem. Deze geactiveerde kosten zouden gealloceerd worden aan de werkmaatschappijen, indien en wanneer zij GHS zouden implementeren. Een verdere implementatie van GHS is echter onwaarschijnlijk en daarom is besloten de resterende niet-gealloceerde geactiveerde GHS kosten volledig af te schrijven.* |
| € 4,4 miljoen | Bijzondere post verband houdend met de herstructurering van het vestigingennetwerk (inclusief leegstand, beëindiging van huur, boekwinsten en -verliezen op vaste activa, consultancykosten, systeemverbeteringen, kosten van sluiting en andere aanverwante kosten). |
| € 3,4 miljoen | Bijzondere post verband houdend met het centraliseren van magazijnen (inclusief consultancykosten, verbetering van systemen, double running-kosten, extra tijdelijk personeel, verstoring van de processen, voorraad rationalisering en andere aanverwante kosten). |
| € 3,3 miljoen | Bijzondere post verband houdend met de herstructurering van shared service centra (inclusief consultancykosten, systeemverbeteringen, double running-kosten, extra tijdelijk personeel, harmonisatie van waarderingsgrondslagen en andere aanverwante kosten). |

### Boekwinst op verkoop van groepsmaatschappijen, deelnemingen en investeringen

Het totaal van de bijzondere boekwinst op de verkoop van groepsmaatschappijen, deelnemingen en investeringen bedroeg in 2004 € 44,8 miljoen. In 2004 desinvesteerde Hagemeyer GPX en de retail-activiteiten in Duitsland. Bovendien verkocht Hagemeyer, na de verkoop van 68,5% van haar aandelen in Tech Pacific in 2003, hetgeen leidde tot een bijzondere bate van € 43,6 miljoen in 2003, haar resterende aandeel van 31,5% in Tech Pacific in 2004, hetgeen resulteerde in een bijzondere bate van € 58,1 miljoen.

### Kosten herstructurering – personeelsreductie

De kosten verband houdend met personeelsreductie programma's zijn in 2004 als bijzondere lasten verantwoord, voor zover er sprake is van een feitelijke verplichting. De totale bijzondere last bedraagt € 10,4 miljoen.

### Regelgeving en risicobeheersing

In 2004 was sprake van bijzondere lasten ten bedrage van € 11,3 miljoen verband houdend met regelgeving en risicobeheersing. Hiervan is € 4,4 miljoen gerelateerd aan de voorzieningen inzake silicose- en asbestclaims in Noord-Amerika en € 4,0 miljoen met betrekking tot het schikken van een claim.

### Aanpassingen van het resultaat van het voorgaande jaar

In 2004 was sprake van bijzondere lasten ten bedrage van € 2,1 miljoen verband houdend met aanpassingen van het resultaat van het voorgaande jaar.

### Overige bijzondere posten

In 2004 was sprake van verschillende overige bijzondere posten, resulterend in een bijzondere last van € 2,4 miljoen.

### Segmentatie

De totale bijzondere posten kunnen als volgt worden onderverdeeld:

| (In € miljoen) | 2004 | 2003 |
|---|---|---|
| PPS VK | (10,3) | (61,6) |
| PPS VS | (7,3) | (72,9) |
| PPS Duitsland | (12,8) | (30,6) |
| PPS overige | (4,3) | (8,3) |
| PPS totaal | (34,7) | (173,4) |
| ACE totaal | (6,2) | 6,3 |
| Centrale organisatie | 8,7 | 41,1 |
| **Totaal bijzondere posten** | **(32,2)** | **(126,0)** |

# Toelichting op de vennootschappelijke jaarrekening per 31 december

(In € duizend, tenzij anders aangegeven)

## Vaste activa

### 22 Immateriële vaste activa

| | 2004 | 2003 |
|---|---|---|
| **Software** | | |
| Aanschafwaarde per 1 januari | 37.396 | 45.686 |
| Cumulatieve afschrijvingen per 1 januari | (16) | - |
| Boekwaarde per 1 januari | 37.380 | 45.686 |
| Investeringen | 3.176 | 2.910 |
| Overgeboekt naar dochtermaatschappijen | - | (11.200) |
| Afschrijvingen | (42) | (16) |
| Bijzondere waardeverminderingen | (39.589) | - |
| **Boekwaarde per 31 december** | **925** | **37.380** |
| | | |
| Aanschafwaarde | 1.897 | 37.396 |
| Cumulatieve afschrijvingen | (972) | (16) |
| **Boekwaarde per 31 december** | **925** | **37.380** |
| | | |
| **Goodwill** | | |
| Aanschafwaarde per 1 januari | 8.490 | 9.922 |
| Cumulatieve afschrijvingen per 1 januari | (1.481) | (1.065) |
| Boekwaarde per 1 januari | 7.009 | 8.857 |
| Koersverschillen | (146) | (1.432) |
| Overgeboekt naar dochtermaatschappijen | (4.280) | - |
| Afschrijvingen | (166) | (416) |
| **Boekwaarde per 31 december** | **2.417** | **7.009** |
| | | |
| Aanschafwaarde | 2.872 | 8.490 |
| Cumulatieve afschrijvingen | (455) | (1.481) |
| **Boekwaarde per 31 december** | **2.417** | **7.009** |
| | | |
| **Immateriële vaste activa** | **3.342** | **44.389** |

### 23 Materiële vaste activa

| | 2004 | 2003 |
|---|---|---|
| Boekwaarde per 1 januari | 1.272 | 1.581 |
| Investeringen | 359 | 644 |
| Afschrijvingen | (793) | (953) |
| Desinvesteringen | (5) | - |
| **Boekwaarde per 31 december** | **833** | **1.272** |
| | | |
| Aanschafwaarde | 2.816 | 4.515 |
| Cumulatieve afschrijvingen | (1.983) | (3.243) |
| **Boekwaarde per 31 december** | **833** | **1.272** |

## 24 Financiële vaste activa

| | 2004 | 2003 |
|---|---|---|
| **Groepsmaatschappijen** | | |
| Per 1 januari | 464.153 | 812.489 |
| Koersverschillen | (17.857) | (34.131) |
| Bij: investeringen, inclusief de conversie van leningen | 357.557 | 760 |
| aandeel in resultaat na belastingen | (81.734) | (270.598) |
| Af: verkopen en beëindiging | - | (16.165) |
| ontvangen dividenden | (20.507) | (28.202) |
| **Per 31 december** | **701.612** | **464.153** |
| | | |
| **Deelnemingen** | | |
| Per 1 januari | 6.059 | 7.129 |
| Koersverschillen | (66) | (351) |
| Bij: aandeel in resultaat na belastingen | - | 21 |
| Af: desinvesteringen | - | (740) |
| overgeboekt naar groepsmaatschappijen | (5.993) | - |
| **Per 31 december** | - | **6.059** |
| | | |
| **Leningen aan groepsmaatschappijen** | | |
| Per 1 januari | 918.403 | 1.001.491 |
| Koersverschillen | (20.554) | (28.372) |
| Bij: nieuwe leningen | 76.476 | 181.684 |
| Af: vereffeningen | (246.795) | (236.400) |
| **Per 31 december** | **727.530** | **918.403** |
| | | |
| **Overige vorderingen** | | |
| Per 1 januari | 200 | 7.961 |
| Koersverschillen | (1.126) | - |
| Bij: nieuwe leningen | 4.830 | - |
| Af: vereffeningen | (275) | (7.761) |
| **Per 31 december** | **3.629** | **200** |
| | | |
| **Totaal financiële vaste activa** | **1.432.771** | **1.388.815** |

# Vlottende activa

## 25 Vorderingen

| | | |
|---|---|---|
| Vorderingen op groepsmaatschappijen | 14.357 | 40.509 |
| Overlopende activa | 7.136 | 1.925 |
| Overige vorderingen | 2.185 | 5.091 |
| | **23.678** | **47.525** |

## 26 Eigen vermogen

| | 2004 | 2003 |
|---|---|---|
| **Maatschappelijk kapitaal** | | |
| Gewone aandelen | 810.000 | 480.000 |
| Cumulatief preferente aandelen | - | 120.000 |
| **Per 31 december** | **810.000** | **600.000** |
| | | |
| **Gestort en opgevraagd gewoon aandelenkapitaal** | | |
| Per 1 januari | 131.351 | 131.351 |
| Overboeking van cumulatief preferent aandelenkapitaal | 30.864 | - |
| Aandelenemissie | 457.094 | - |
| **Per 31 december** | **619.309** | **131.351** |
| | | |
| **Gestort en opgevraagd cumulatief preferent aandelenkapitaal** | | |
| Per 1 januari | 30.864 | 30.864 |
| Overboeking naar gewoon aandelenkapitaal | (30.864) | - |
| **Per 31 december** | **-** | **30.864** |
| | | |
| **Aandelenkapitaal** | **619.309** | **162.215** |
| | | |
| **Agioreserve** | | |
| Per 1 januari | 62.118 | 62.118 |
| Kosten verband houdend met de aandelenemissie | (23.269) | - |
| **Per 31 december** | **38.849** | **62.118** |
| | | |
| **Koersverschillenreserve** | | |
| Per 1 januari | (83.463) | (35.116) |
| Koersverschillen | (34.408) | (48.347) |
| **Per 31 december** | **(117.871)** | **(83.463)** |
| | | |
| **Algemene reserve** | | |
| Per 1 januari | 401.632 | 739.358 |
| Netto-effect van stock- en overige dividenden uit voorgaand jaar | - | (19.702) |
| **Per 31 december** | **401.632** | **719.656** |
| | | |
| **Resultaat na belastingen** | **(164.067)** | **(318.024)** |
| | | |
| **Eigen vermogen** | **777.852** | **542.502** |

*Voor verdere details wordt verwezen naar toelichting 9 en 'Informatie voor aandeelhouders'.*

Het aandelenkapitaal van de onderneming is vastgesteld in euro's. Het maatschappelijk kapitaal bedraagt € 810.000.000 verdeeld over 675.000.000 gewone aandelen van elk € 1,20 nominaal. Volgens de huidige fiscale inzichten is het volledige bedrag van de agioreserve vrij van Nederlandse inkomstenbelastingen in aandelen uitkeerbaar.

## 27 Voorzieningen

| | 2004 | 2003 |
|---|---|---|
| Reorganisatie en herstructurering | 7 | 267 |
| Overige | 12.608 | 12.760 |
| | **12.615** | **13.027** |

*Overige voorzieningen hebben met name betrekking op juridische claims.*

## 28 Kortlopende schulden

| | 2004 | 2003 |
|---|---|---|
| Schulden aan groepsmaatschappijen | 497.374 | 630.671 |
| Schulden aan kredietinstellingen | - | 232.941 |
| Belastingen en sociale premies | 7.550 | 3.822 |
| Overige schulden | 2.364 | 152 |
| Overlopende passiva | 12.979 | 15.832 |
| | **520.267** | **883.418** |

## 29 Overige resultaten

De overige resultaten bestaan voornamelijk uit het saldo van de niet-doorberekende beheerskosten, rentebaten, alsmede kosten verband houdend met de herfinanciering van de Groep in 2004.

## 30 Gebeurtenissen na balansdatum

*Runcorn*

Aangezien ons Nationale Distributiecentrum voor het Verenigd Koninkrijk niet aan onze verwachtingen voldeed, hebben wij besloten om te kiezen voor een meer gedecentraliseerd model, gebaseerd op een aantal regionale distributiecentra. Naar verwachting zal dit nieuwe model medio 2005 operationeel zijn. De met de sluiting van het Nationale Distributiecentrum in Runcorn gepaard gaande kosten zijn nog niet in de cijfers van 2004 voorzien.

*Converteerbare obligatielening*

In februari 2005 heeft Hagemeyer een achtergestelde converteerbare obligatielening aangekondigd, met een rentevoet van 3,5% en een looptijd tot 2012. De omvang van deze emissie bedroeg € 135 miljoen. De conversieprijs is vastgesteld op € 2,83 per gewoon aandeel Hagemeyer, hetgeen een conversiepremie behelst van 33% ten opzichte van de referentiekoers. De netto-opbrengst van de achtergestelde converteerbare obligatielening zal gebruikt worden om een deel van Hagemeyers bestaande 'senior notes' te herfinancieren.

Naarden, 22 februari 2005

| **Raad van Commissarissen** | **Raad van Bestuur** |
|---|---|
| P.J. Kalff, *voorzitter* | R.W.A. de Becker, *voorzitter en CEO* |
| D.G. Eustace, *vice-voorzitter* | J.S.T. Tiemstra, *CFO* |
| B.A.J. Bourigeaud | |
| M.P.M. de Raad | |

# Accountantsverklaring

## Aan de aandeelhouders en de Raad van Commissarissen van Hagemeyer N.V.

*Opdracht*

Wij hebben de jaarrekening 2004 van Hagemeyer N.V. te Naarden, zoals opgenomen in het jaarverslag op pagina 69 tot en met pagina 106, gecontroleerd. De jaarrekening is opgesteld onder de verantwoordelijkheid van de Raad van Bestuur. Het is onze verantwoordelijkheid een accountantsverklaring inzake de jaarrekening te verstrekken.

*Werkzaamheden*

Onze controle is verricht overeenkomstig in Nederland algemeen aanvaarde richtlijnen met betrekking tot controleopdrachten. Volgens deze richtlijnen dient onze controle zodanig te worden gepland en uitgevoerd, dat een redelijke mate van zekerheid wordt verkregen dat de jaarrekening geen onjuistheden van materieel belang bevat. Een controle omvat onder meer een onderzoek door middel van deelwaarnemingen van informatie ter onderbouwing van de bedragen en de toelichtingen in de jaarrekening.

Tevens omvat een controle een beoordeling van de grondslagen voor financiële verslaggeving die bij het opmaken van de jaarrekening zijn toegepast en van belangrijke schattingen die de Raad van Bestuur daarbij heeft gemaakt, alsmede een evaluatie van het algehele beeld van de jaarrekening. Wij zijn van mening dat onze controle een deugdelijke grondslag vormt voor ons oordeel.

*Oordeel*

Wij zijn van oordeel dat de jaarrekening een getrouw beeld geeft van de grootte en de samenstelling van het vermogen op 31 december 2004 en van het resultaat en de kasstromen over 2004, in overeenstemming met in Nederland algemeen aanvaarde grondslagen voor financiële verslaggeving en voldoet aan de wettelijke bepalingen inzake de jaarrekening zoals opgenomen in Titel 9 Boek 2 BW.

**Deloitte Accountants B.V.**
Rotterdam, 22 februari 2005

# IFRS impact analyse

## - Geen accountantscontrole toegepast -

*De impact analyse die in deze bijlage wordt gegeven is richtinggevend voor de te verwachten impact van de introductie van IFRS. De definitieve verwerking in de financiële verslaggeving kan nog afwijken. Bovendien is deze analyse nog niet door onze externe accountants gecontroleerd.*

Vanaf 1 januari 2005 zal Hagemeyer IFRS toepassen. De onderneming is goed gevorderd met de voorbereiding van de implementatie van IFRS. Naar verwachting zullen de nieuwe standaarden vooral van invloed zijn op de financiële verslaggeving met betrekking tot:

- Pensioenen;
- Lease-overeenkomsten en off balance financiering;
- Goodwill;
- Financiële instrumenten;
- Beloning in aandelen en opties op aandelen.

IFRS kent geen bijzondere baten en lasten. In plaats daarvan moeten opbrengsten en kosten die materieel zijn afzonderlijk worden verantwoord in de winst-en-verliesrekening. Onderstaande impact analyse is om die reden na verwerking van bijzondere baten en lasten, zoals momenteel verantwoord onder Nederlandse richtlijnen.

### Pensioenen

Hagemeyer kent een aantal toegezegde pensioenregelingen (defined benefit regelingen) en toegezegde bijdrage-regelingen (defined contribution regelingen). Op het moment worden in de balans van Hagemeyer alleen de feitelijke financieringsverplichtingen en/of vorderingen van Hagemeyer met betrekking tot deze regelingen opgenomen. Met uitzondering van enkele niet materiële regelingen, worden noch de verplichtingen noch de bezittingen van de betreffende pensioenfondsen in de balans van de Vennootschap verantwoord.

Vanaf 1 januari 2005, zullen de pensioenlasten en -baten worden verwerkt in overeenstemming met IAS 19, als gevolg waarvan voor defined benefit regelingen de reële waarde van de bezittingen en de actuariële waarde van de pensioenverplichtingen in de balans van de Vennootschap worden opgenomen. Deze bezittingen en verplichtingen worden jaarlijks opnieuw gewaardeerd. Een eventuele herwaardering wordt via de winst-en-verliesrekening verwerkt. Dit kan bij bedrijven met defined benefit regelingen resulteren in relatief sterke schommelingen in de pensioenlasten en –baten, alsmede de balansposten.

De verwerking van defined contribution regelingen zal niet belangrijk afwijken van de huidige praktijk.

Hagemeyers grootste defined benefit regelingen betreffen de meerderheid van de werknemers in Nederland en het Verenigd Koninkrijk. De defined benefit regeling voor het Verenigd Koninkrijk is op 5 april 2002 beëindigd en daarna voortgezet als een defined contribution regeling.

Het saldo van de reële waarde van de bezittingen en de actuariële waarde van de pensioenverplichtingen voor de defined benefit regeling in het Verenigd Koninkrijk onder IAS 19 wordt per 1 januari 2004 geschat op een tekort van £ 64 miljoen (€ 90 miljoen). Het totale tekort van de overige defined benefit regelingen, inclusief Nederland, is per dezelfde datum naar verwachting niet groter dan € 10 miljoen. Bij eerste toepassing van IAS 19, per 1 januari 2004, zal het totale tekort direct ten laste van het eigen vermogen van Hagemeyer gebracht worden. Hoewel het volledige tekort van de betreffende pensioenfondsen als verplichting op de balans van de vennootschap is verantwoord, resulteert dit niet in uitgaande kasstromen op korte termijn.

De feitelijke financieringsverplichtingen van Hagemeyer worden bepaald door de overeenkomsten met de betreffende pensioenfondsen. Als zodanig heeft de toepassing van IFRS uiteraard geen invloed op deze financieringsverplichtingen.

Aangezien de bezittingen en verplichtingen van de betreffende defined benefit pensioenfondsen jaarlijks opnieuw worden gewaardeerd, en een eventuele herwaardering via de winst-en-verliesrekening wordt verwerkt, kan toepassing van IAS 19 resulteren in relatief sterke schommelingen van de pensioenlasten en –baten, echter met een enigszins dempende werking door de toepassing van een corridor.

## Lease-overeenkomsten

Op 1 januari 2004 had Hagemeyer een totaal van € 600 miljoen aan resterende lease- en huurverplichtingen. De meerderheid van deze verplichtingen heeft betrekking op het netwerk van vestigingen en magazijnen.

Vanaf 1 januari 2005 zal Hagemeyer IAS 17 toepassen, als gevolg waarvan bestaande lease- en huurovereenkomsten mogelijk niet langer als operationele lease-overeenkomsten kunnen worden aangemerkt, maar als financiële lease-overeenkomsten moeten worden verwerkt in de balans van de Vennootschap. Dit resulteert in het verantwoorden in de balans van zowel de resterende lease-verplichtingen, als de daaraan gerelateerde materiële vaste activa, waar eerder sprake was van niet uit de balans blijkende verplichtingen.

Hagemeyer heeft het onderzoek naar het effect van IAS 17 op de verantwoording van haar vele lease-overeenkomsten nog niet volledig afgerond. Gezien de aanzienlijke verplichtingen worden materiële aanpassingen verwacht. Op grond van de tot nu toe verrichte werkzaamheden verwacht Hagemeyer dat het totaal van de onder IAS 17 in de balans van de Vennootschap op te nemen financiële leaseverplichtingen de gerelateerde materiële vaste activa overstijgen met tussen € 30 miljoen en € 60 miljoen. Bij eerste toepassing, op 1 januari 2004, wordt dit verschil in mindering gebracht op het eigen vermogen van de Vennootschap.

De hieraan verbonden kosten, die nu in de winst-en-verliesrekening worden verantwoord als operationele lease kosten, worden onder IAS 17 grotendeels vervangen door afschrijving van materiële vaste activa en rentekosten uit financiële lease contracten. Op grond van de tot nu toe verrichte werkzaamheden, zullen de operationele kosten als gevolg van de introductie van IAS 17 afnemen met € 10 - € 20 miljoen. Zowel afschrijvingen als rentekosten zullen echter naar verwachting elk toenemen met € 5 - € 10 miljoen. Per saldo zal de impact op de netto winst (het verschil tussen de lineaire afschrijving en de annuïtaire aflossingscomponent van de lease-termijnen) naar verwachting niet materieel zijn.

## Goodwill

Op 31 december 2004 was de waarde van de goodwill in de balans van Hagemeyer € 461 miljoen. Deze goodwill wordt lineair afgeschreven over de verwachte levensduur, met een maximum van 20 jaar. De reële waarde van de goodwill wordt jaarlijks getoetst, waarna een afboeking voor bijzondere waardevermindering kan volgen.
Hagemeyer zal IFRS 3 toepassen, als gevolg waarvan de post goodwill niet langer zal worden afgeschreven. In plaats daarvan zal jaarlijks de reële waarde van de goodwill worden getoetst. De afschrijving op goodwill was in 2004 € 31 miljoen. Tot dusverre zijn geen afboekingen uit hoofde van bijzondere waardevermindering noodzakelijk geweest.
De afschrijving op goodwill in 2004 zal bij toepassing van IFRS per 1 januari 2004 ongedaan worden gemaakt.

## Financiële instrumenten

De belangrijkste wijziging bij toepassing van IAS 32 en IAS 39 betreft de waardering van financiële instrumenten en derivaten in de balans van de Vennootschap.

Hagemeyers huidige 'interest rate swaps' zullen niet in aanmerking komen voor 'hedge-accounting' bij toepassing van IAS 39. Dientengevolge moeten deze instrumenten bij toepassing van IAS 32 in de balans van de Vennootschap worden opgenomen en gewaardeerd op reële waarde (ongeveer € 0,3 miljoen per 1 januari 2004 en € 0,7 miljoen negatief per 31 december 2004), en zullen latere herwaarderingen ten laste of ten gunste van het resultaat komen.

Onder IFRS wordt Hagemeyers converteerbare lening, welke onderdeel was van de herfinanciering in februari 2004, in de balans van de Vennootschap gesplitst in twee afzonderlijke componenten; een eigen vermogen component en een schuld component.

Aangezien de converteerbare lening echter een optie kent om deze contant te voldoen (cash settlement option), moet de volledige lening, inclusief de eigen vermogen component, onder IFRS worden geclassificeerd als schuld. In Hagemeyers balans wordt deze schuld derhalve gesplitst in de posten; 1) *achtergestelde converteerbare lening* 2) *conversie optie,* beide deel van het risicodragend vermogen en de netto totale schuld.

De schuld component, *achtergestelde converteerbare lening*, wordt in de balans verantwoord tegen geamortiseerde kostprijs, resulterend in een jaarlijkse rentelast, die wordt verantwoord onder de financiële baten en lasten (uiteindelijk, bij expiratie, wordt de schuld component gewaardeerd op nominale waarde). De geamortiseerde waarde van de schuld component was op 31 december 2004 € 130,5 miljoen.

De eigen vermogen component, *conversie optie*, wordt onder IFRS jaarlijks geherwaardeerd naar marktwaarde. De toe- of afname van de marktwaarde wordt in de winst-en-verliesrekening verantwoord onder de financiële baten en lasten. De marktwaarde van de optie was op 31 december 2004 € 31,5 miljoen (€ 23,4 miljoen bij uitgifte in februari 2004), wat resulteert in € 8,1 miljoen hogere financiële lasten in 2004.

Ten slotte hebben wij een in een contract besloten derivaat (embedded derivative) geïdentificeerd met een marktwaarde van € 3 miljoen. Onder IFRS wordt dit actief afzonderlijk in de balans van de Vennootschap opgenomen en jaarlijks geherwaardeerd op marktwaarde. De toe- of afname van de marktwaarde wordt in de winst- en verliesrekening verantwoord onder de financiële baten en lasten.

## Beloning in aandelen en opties op aandelen

Hagemeyer kent een aandelen- en optieprogramma voor haar (vooral hogere) werknemers. De toekenning van aandelen en opties is in het algemeen gekoppeld aan voorwaarden die het onmogelijk maken deze te realiseren binnen drie jaar na de datum van toekenning. Na deze wachtperiode van drie jaar kennen vrijwel alle toegekende opties een uitoefenperiode van vijf jaar. De uitoefenprijs van de opties is in de meeste gevallen gelijk aan de koers per aandeel op het moment van toekenning.

Bij toepassing van IFRS 2 wordt de waarde van de toegekende aandelen en opties over de wachtperiode van drie jaar ten laste van het resultaat van de Vennootschap gebracht en gecrediteerd in het eigen vermogen resulterende in hogere personeelskosten. De reële waarde van de toegekende opties wordt berekend volgens een waarderingsmodel voor opties. IFRS 2 is alleen van toepassing op toekenningen na 7 november 2002.

De toepassing van IFRS 2 zal naar verwachting geen materiële invloed hebben op de resultaten en het vermogen van Hagemeyer.

De reële waarde van de in 2004 toegekende aandelen en opties wordt geschat op € 1,5 miljoen. Dit bedrag wordt bij toepassing van IFRS 2 in drie jaar ten laste van het resultaat van de Vennootschap gebracht (gemiddeld € 0,5 miljoen per jaar).

# Samenvatting impact IFRS

## - Geen accountantscontrole toegepast -

Op grond van de tot nu toe verrichte werkzaamheden, kan de te verwachten impact van de introductie van IFRS als volgt worden samengevat:

| (In € miljoen) | | | |
|---|---|---|---|
| **Gerapporteerd eigen vermogen per 31 december 2003** | | | **543** |
| *Aanpassingen bij eerste toepassing IFRS per 1 januari 2004* | | | |
| **Impact op activa** | | | |
| Finance lease activa (IAS 17) | 60 - 80 | | |
| Financiële vaste activa - embedded derivative + interest rate swaps (IAS 32/39) | 3 | | |
| **Netto impact op activa** | | **63 - 83** | |
| **Impact op verplichtingen** | | | |
| Finance lease verplichtingen (IAS 17) | (90) - (140) | | |
| Netto verplichting defined benefit pensioenregelingen (IAS 19) | (100) | | |
| **Netto impact op verplichtingen** | | **(190) - (240)** | |
| **Netto impact op vermogen van aanpassingen bij eerste toepassing IFRS** | | | **(127) - (157)** |
| **Eigen vermogen per 1 januari 2004 aangepast voor IFRS** | | | **416 - 386** |
| **Gerapporteerd eigen vermogen per 31 december 2004** | | | **778** |
| Aanpassingen bij eerste toepassing IFRS per 1 januari 2004 | | | (127) - (157) |
| **Aanpassingen voor IFRS op het netto resultaat voor 2004** | | | |
| **Impact op EBITDA** | | | |
| Lagere operationele kosten door reclassificatie leases (IAS 17) | 10 - 20 | | |
| **Additionele impact op EBIT** | | | |
| Hogere afschrijving op finance lease activa (IAS 17) | (5) - (10) | | |
| **Netto impact op EBIT** | | **5 - 10** | |
| **Additionele impact op financiële baten en lasten** | | | |
| Hogere rentelasten op finance leaseovereenkomsten (IAS 17) | (5) - (10) | | |
| Impact uit hoofde van interest rate swaps (IAS 32/39) | (1) | | |
| Rentelasten achtergestelde converteerbare lening (IAS 32/39) | (4) | | |
| Herwaardering conversie optie (IAS 32/39) | (8) | | |
| **Netto impact op financiële baten en lasten** | | **(18) - (23)** | |
| **Geen afschrijving goodwill (IFRS 3)** | | **31** | |
| **Netto impact van IFRS op het netto resultaat voor 2004** | | | **18** |
| **Eigen vermogen per 31 december 2004 onder IFRS** | | | **669 - 639** |

# Financieel overzicht op vergelijkbare basis

## - Geen accountantscontrole toegepast -

Aangepast voor het effect van desinvesteringen en/of overdracht van Tech Pacific (ITPS), Stokvis Tapes Groep (PPS) en Puma (ACE) - niet aangepast voor het effect van koersmutaties

| (In € miljoen) | Werkelijk | | | Op vergelijkbare basis | | |
|---|---|---|---|---|---|---|
| | Halfjaar 1 2004 | Halfjaar 2 2004 | Totaal jaar 2004 | Halfjaar 1 2003 | Halfjaar 2 2003 | Totaal jaar 2003 |
| **Hagemeyer Groep** | | | | | | |
| Netto omzet | 2.645 | 2.782 | 5.427 | 2.678 | 2.883 | 5.561 |
| Bruto omzetresultaat | 609 | 632 | 1.241 | 624 | 643 | 1.267 |
| Operationele lasten | (640) | (604) | (1.244) | (672) | (651) | (1.323) |
| Overige bedrijfsopbrengsten | 1 | 1 | 2 | 1 | 3 | 4 |
| EBITDA (voor bijzondere posten) | (8) | 49 | 41 | (22) | 17 | (5) |
| EBITA (voor bijzondere posten) | (30) | 29 | (1) | (47) | (5) | (52) |
| **Als percentage van netto omzet** | | | | | | |
| Bruto omzetresultaat | 23,0% | 22,7% | 22,9% | 23,3% | 22,3% | 22,8% |
| Operationele lasten | (24,2%) | (21,7%) | (22,9%) | (25,1%) | (22,6%) | (23,8%) |
| EBITDA | (0,3%) | 1,8% | 0,8% | (0,8%) | 0,6% | (0,1%) |
| EBITA | (1,1%) | 1,0% | (0,0%) | (1,8%) | (0,2%) | (0,9%) |
| **Hagemeyer PPS** | | | | | | |
| Netto omzet | 2.429 | 2.559 | 4.988 | 2.442 | 2.554 | 4.996 |
| Bruto omzetresultaat | 545 | 564 | 1.109 | 558 | 550 | 1.108 |
| Operationele lasten | (571) | (540) | (1.111) | (592) | (568) | (1.160) |
| Overige bedrijfsopbrengsten | - | 1 | 1 | 2 | 2 | 4 |
| EBITDA (voor bijzondere posten) | (6) | 44 | 38 | (10) | 2 | (8) |
| EBITA (voor bijzondere posten) | (26) | 25 | (1) | (32) | (16) | (48) |
| **Als percentage van netto omzet** | | | | | | |
| Bruto omzetresultaat | 22,4% | 22,0% | 22,2% | 22,9% | 21,5% | 22,2% |
| Operationele lasten | (23,5%) | (21,1%) | (22,3%) | (24,2%) | (22,2%) | (23,2%) |
| EBITDA | (0,2%) | 1,7% | 0,8% | (0,4%) | 0,1% | (0,2%) |
| EBITA | (1,1%) | 1,0% | 0,0% | (1,3%) | (0,6%) | (1,0%) |
| **Hagemeyer Agencies & CE** | | | | | | |
| Netto omzet | 217 | 221 | 438 | 236 | 329 | 565 |
| Bruto omzetresultaat | 65 | 67 | 132 | 66 | 93 | 159 |
| Operationele lasten | (57) | (53) | (110) | (63) | (73) | (136) |
| Overige bedrijfsopbrengsten | - | - | - | 1 | (1) | - |
| EBITDA (voor bijzondere posten) | 9 | 16 | 25 | 5 | 24 | 29 |
| EBITA (voor bijzondere posten) | 8 | 14 | 22 | 2 | 21 | 23 |
| **Als percentage van netto omzet** | | | | | | |
| Bruto omzetresultaat | 29,8% | 30,4% | 30,1% | 27,8% | 28,3% | 28,1% |
| Operationele lasten | (26,2%) | (24,1%) | (25,1%) | (26,9%) | (22,1%) | (24,1%) |
| EBITDA | 4,3% | 7,1% | 5,7% | 2,0% | 7,3% | 5,1% |
| EBITA | 3,7% | 6,5% | 5,1% | 0,6% | 6,4% | 4,0% |
| **Overige activiteiten & hoofdkantoor** | | | | | | |
| EBITDA | (12) | (10) | 22 | (17) | (9) | (26) |
| EBITA | (12) | (10) | 22 | (17) | (10) | (27) |

# Valutakoersen

De voornaamste valutakoersen ten opzichte van de euro, gehanteerd bij het opstellen van de jaarrekening zijn:

| | Per 31 december 2004 | Per 31 december 2003 | Gemiddeld over 2004 | Gemiddeld over 2003 |
|---|---|---|---|---|
| Australische dollar | 1,748 | 1,678 | 1,689 | 1,737 |
| Canadese dollar | 1,642 | 1,626 | 1,616 | 1,581 |
| Chinese renminbi | 11,306 | 10,376 | 10,231 | 9,360 |
| Hong Kong dollar | 10,590 | 9,780 | 9,674 | 8,794 |
| Mexicaanse pesos | 15,200 | 14,100 | 13,992 | 12,170 |
| Noorse kroon | 8,230 | 8,400 | 8,379 | 8,004 |
| Zweedse kroon | 9,050 | 9,070 | 9,126 | 9,122 |
| Pond sterling | 0,704 | 0,705 | 0,678 | 0,691 |
| US dollar | 1,365 | 1,258 | 1,243 | 1.130 |

# Informatie voor aandeelhouders

## Communicatie

Hagemeyer hecht aan een goede communicatie met aandeelhouders en andere belanghebbenden. Op haar corporate website (www.hagemeyer.com) verschaft de onderneming nadere informatie omtrent haar strategie, activiteiten, persberichten en analistenpresentaties. In 2004 werden een aantal presentaties gegeven aan de financiële wereld, zowel in binnen- als buitenland. Via regelmatige ontmoetingen met aandeelhouders, beleggers, analisten en de media blijft Hagemeyer streven naar een zo duidelijk en transparant mogelijke communicatie over haar activiteiten.

## Notering en handel

Het aandeel Hagemeyer N.V. is genoteerd aan Euronext te Amsterdam (symbool: HGM). Vanaf 1996 is het aandeel Hagemeyer opgenomen in de AEX-index. Het gemiddeld aantal verhandelde gewone aandelen per dag in 2004 was 8.049.704. (2003: 1.462.450).

## Herfinanciering

Op 9 december 2003 heeft Hagemeyer een structurele oplossing voor de financiële situatie aangekondigd. In het kader van deze oplossing, heeft Hagemeyer 383.107.396 gewone aandelen tegen een beurskoers van € 1,20 per gewoon aandeel aangeboden door middel van een 7 voor 2 claimemissie aan de daarvoor in aanmerking komende aandeelhouders. Tevens heeft Hagemeyer middels een openbare plaatsing aan institutionele beleggers in Nederland en een onderhandse plaatsing in bepaalde andere in aanmerking komende rechtsgebieden converteerbare obligaties ter waarde van € 150 miljoen uitgegeven. De obligaties hebben een looptijd van 5 jaar en een conversieprijs van € 2,04. De claimemissie en de uitgifte van de converteerbare obligaties zijn beide voltooid in februari 2004.

## Aantal aandelen

Op 9 januari 2004 heeft de buitengewone Algemene Vergadering van Aandeelhouders ingestemd met de door Hagemeyer N.V. voorgestelde statutenwijziging, die onder andere een verhoging van het maatschappelijk kapitaal en afschaffing van de cumulatief preferente aandelen inhield. Op 5 februari 2004 is dit besluit geëffectueerd. Per die datum is het maatschappelijk kapitaal verhoogd tot € 810.000.000, onderverdeeld in 675.000.000 gewone aandelen van € 1,20 elk en zijn de 25.720.000 cumulatief preferente aandelen omgezet in een gelijk aantal gewone aandelen. Op 5 februari 2004 zijn tevens 380.911.786 gewone aandelen uitgegeven. Derhalve bedroeg per 5 februari 2004 het totaal aantal uitstaande geplaatste aandelen 516.091.042. Daarnaast is op 6 februari 2004 het Adminstratiekantoor opgeheven.

## Ontwikkeling van het aandelenkapitaal

**Gewone aandelen**

Het aantal uitstaande gewone aandelen per 31 december 2004 bedroeg 516.091.042 (31 december 2003: 109.459.256). In 2004 was het gemiddelde aantal uitstaande aandelen 477.531.131.

**Verloop van het aantal geplaatste gewone aandelen**

| (In duizend) | 2004 | 2003 |
|---|---|---|
| Geplaatst 1 januari | 109.459 | 109.459 |
| Uitgifte aandelen gedurende het jaar | 380.912 | - |
| Overboeking van cumulatief preferente aandelen | 25.720 | - |
| Geplaatst ultimo jaar | 516.091 | 109.459 |
| Gemiddeld aantal geplaatst | 477.531 | 109.459 |
| Nominale waarde ultimo jaar (in € duizend) | 619.309 | 131.351 |
| Marktkapitalisatie ultimo jaar (in € miljoen) | 877,4 | 195,9 |
| Uitstaand aantal opties | 1.890 | 1.193 |

*Bron: Bloomberg*

## Kerncijfers per gewoon aandeel

| (In €) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Resultaat na belastingen voor afschrijving goodwill afgerond op hele eurocenten | | | | | |
| - op basis uitstaande aandelen [1,5] | (0,28) | (2,60) | 0,82 | 1,74 | 3,72 |
| - op volledig verwaterde basis [2,5] | (0,24) | (2,55) | 0,82 | 1,73 | 3,70 |
| Dividend (indien geheel in contanten) [3] | - | - | 0,33 | 0,77 | 0,76 |
| Dividend pay-out in % [3] | 0% | 0% | 22% | 35% | 35% |
| Eigen vermogen per ultimo jaar [4] | 1,51 | 4,67 | 8,20 | 8,95 | 8,03 |
| Hoogste koers | 2,36 | 7,51 | 26,80 | 26,41 | 32,93 |
| Laagste koers | 1,33 | 1,76 | 6,08 | 10,50 | 15,75 |
| Ultimo koers | 1,70 | 1,79 [5] | 6,90 | 21,00 | 23,75 |
| Koers ultimo / kasstroom [6] | (16,0) | (0,8) | 4,9 | 9,1 | 5,5 |
| Koers ultimo / cash earnings [6] | (6,1) | (0,7) | 8,4 | 12,1 | 6,4 |

*[1] op basis van gewogen gemiddelde aantal uitstaande aandelen*
*[2] op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend*
*[3] op basis van aandelen volledig delend in dividend*
*[4] 2000-2001 vergelijkende cijfers aangepast naar eigen vermogen voor winstdeling*
*[5] aangepaste slotkoers: € 1,316 (zie Koersontwikkeling)*
*[6] 2000-2002 vergelijkende cijfers zijn aangepast in verband met herclassificatie van buitengewone baten en lasten naar bijzondere posten*


Koersgrafiek 2004
Aandelenkoers (in €)
Dagelijks handelsvolume (in miljoenen)
2,50
2,00
1,50
1,00
0,50
0,00
100
80
60
40
20
0
Jan
Feb
Ma
Apr
Mei
Jun
Jul
Aug
Sep
Okt
Nov
Dec
Hagemeyer aandelenkoers (in €)
AEX index (geïndexeerd naar Hagemeyer)
Dagomzet aandelen Hagemeyer (in miljoenen)

*Bron: Bloomberg*

## Koersontwikkeling

De slotkoers 2004 van Hagemeyer was € 1,70, 29% hoger vergeleken met het begin van het jaar. Vanaf 15 januari 2004 zijn de koersen aangepast ten gevolge van de claimemissie. De toegepaste aanpassingsfactor is 0,735043. Derhalve is de aangepaste slotkoers op 31 december 2003 € 1,316 in plaats van € 1,79. De aanpassingsfactor wordt met terugwerkende kracht gebruikt om koersen en fundamentele gegevens aan te passen. De factor wordt als volgt berekend:

{1 + [N x (S/P)]} / (1+N), waarbij

N = aantal nieuwe aandelen / aantal bestaande aandelen = (7/2) = 3,5;

S = uitgifteprijs = 1,20; en

P = onaangepaste slotkoers op de laatste handelsdag voor de ex-claim datum = 1,82.

**Conversie naar ex-claim koersen**

| | Oorspronkelijke slotkoers | Aanpassings-factor | Ex-claim koers |
|---|---|---|---|
| 31-12-2003 | 1,79 | 0,735043 | 1,316 |
| 02-01-2004 | 2,00 | 0,735043 | 1,470 |
| 05-01-2004 | 2,05 | 0,735043 | 1,507 |
| 06-01-2004 | 1,96 | 0,735043 | 1,441 |
| 07-01-2004 | 2,02 | 0,735043 | 1,485 |
| 08-01-2004 | 2,50 | 0,735043 | 1,838 |
| 09-01-2004 | 2,28 | 0,735043 | 1,676 |
| 12-01-2004 | 2,23 | 0,735043 | 1,639 |
| 13-01-2004 | 2,05 | 0,735043 | 1,507 |
| 14-01-2004 | 1,96 | 0,735043 | 1,441 |
| 15-01-2004 | 1,82 | 0,735043 | 1.338 |

*Bron: Bloomberg*

## Aandeelhouders met een belang van meer dan 5%

Ultimo 2004 had zich een aandeelhouder gemeld met een belang van meer dan 5% in het totaal aantal uitstaande aandelen op 31 december 2004, zijnde: Pictet & Cie met 6,95%.

## Dividendbeleid

Tot 2003 keerde Hagemeyer gewoonlijk een dividend uit gebaseerd op een pay out ratio van tussen de 35% en 40% van het netto resultaat uit gewone bedrijfsuitoefening vóór afschrijving goodwill.

Uitkering van het interim dividend vond plaats in contanten en aan aandeelhouders werd de keuze geboden het slotdividend geheel in contanten op te nemen dan wel in de vorm van een dividend in aandelen. Hagemeyer keerde over 2003 geen slotdividend uit en over 2004 geen interim dividend. Gezien het negatieve resultaat zal over 2004 ook geen slotdividend worden uitgekeerd. De hoogte en de wijze van uitbetalen van toekomstig dividend zal afhangen van de financial gearing, kasstroom en resultaten. Onder de huidige omstandigheden zal naar verwachting geen dividend worden uitgekeerd over het boekjaar 2005.

Voorts is met de verstrekkers van onze senior kredietfaciliteiten overeengekomen dat slechts dividend zal worden uitgekeerd indien (i) de interest cover ratio ten minste 3,50 : 1 bedraagt en de netto senior schuld/EBITDA ratio niet hoger is dan 3,00 : 1, en (ii) er geen sprake is van een Event of Default, dat wil zeggen dat Hagemeyer niet in gebreke is gebleven in de naleving van enige bepaling in de financieringsovereenkomst.

## Dividendhistorie

| (In €) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Interim-dividend | - | - | 0,15 | 0,25 | 0,24 |
| Slotdividend | - | - | 0,18 | 0,52 | 0,52 |
| **Totaal** | **-** | **-** | **0,33** | **0,77** | **0,76** |

## Belangrijke data 2005

| | |
|---|---|
| 23 februari | Bekendmaking jaarcijfers 2004 |
| 1 april | Publicatie jaarverslag 2004 |
| 21 april | Trading update over eerste kwartaal 2005 |
| 26 april | Jaarlijkse Algemene Vergadering van Aandeelhouders |
| 26 augustus | Publicatie halfjaarcijfers 2005 |
| 27 oktober | Trading update over derde kwartaal 2005 |

## Spreiding aandelenbezit

Ultimo 2004 hadden institutionele beleggers circa 76% van het totaal aantal uitstaande gewone aandelen Hagemeyer in bezit. Circa 70% was in handen van buitenlandse beleggers.


Particuliere beleggers
Institutionele beleggers
Nederland
België / Luxemburg
Verenigd Koninkrijk / Ierland
Zwitserland
Frankrijk
Rest van Europa
Verenigde Staten
Rest van de wereld

## Gedragscode inzake voorwetenschap

Binnen Hagemeyer is de Gedragscode inzake de melding en reglementering van transacties in effecten Hagemeyer N.V. van kracht voor haar commissarissen, bestuurders, hoofdkantoormedewerkers, het senior management van groepsmaatschappijen en een aantal vaste adviseurs. De heer Mr H. Bijl is aangesteld als de centrale functionaris en is belast met het toezicht op de naleving van de Gedragscode en de externe melding aan de Autoriteit Financiële Markten.

## Contact

Voor nadere informatie op het gebied van Investor Relations kunt u contact opnemen met de afdeling Investor Relations van Hagemeyer N.V., telefoon (035) 695 76 52, fax (035) 694 43 96.

Internet: www.hagemeyer.com
E-mail : investor.relations@hagemeyer.com

# Hagemeyer – Vijf jaar Hagemeyer

| (In € miljoen) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Winst- en verliesrekening** | | | | | |
| Netto-omzet | 5.427 | 6.338 | 8.343 | 8.836 | 8.212 |
| EBITDA | 41 | 41 | 270 | 432 | 410 |
| EBITA | (1) | (9) | 209 | 370 | 353 |
| Resultaat na belastingen voor afschrijving goodwill | (133) | (284) | 92 | 189 | 398 |
| Resultaat na belastingen | (164) | (318) | 57 | 153 | 387 |
| **Balans** | | | | | |
| Immateriële vaste activa | 496 | 585 | 652 | 714 | 562 |
| Overige niet vlottende activa | 213 | 295 | 399 | 474 | 428 |
| Voorraden | 592 | 616 | 817 | 960 | 1.019 |
| Handelsdebiteuren | 839 | 836 | 1.258 | 1.388 | 1.362 |
| Liquide middelen en overige vorderingen en overlopende activa | 180 | 271 | 182 | 190 | 202 |
| Totaal vlottende activa | 1.611 | 1.723 | 2.257 | 2.538 | 2.583 |
| Totale activa | 2.320 | 2.603 | 3.308 | 3.726 | 3.573 |
| Eigen vermogen | 778 | 543 | 929 | 999 | 891 |
| Achtergestelde (converteerbare) obligatieleningen | 150 | 150 | 150 | 150 | 150 |
| Voorzieningen | 160 | 195 | 211 | 267 | 288 |
| Senior schuld | 440 | 975 | 935 | 1.114 | 1.045 |
| Handelscrediteuren | 577 | 529 | 775 | 873 | 879 |
| Overige kortlopende schulden | 215 | 212 | 304 | 315 | 316 |
| **Kasstroomoverzicht** | | | | | |
| Netto kasstroom uit / (gebruikt in): | | | | | |
| Bedrijfsactiviteiten | (56) | (125) | 134 | 309 | 206 |
| Investeringsactiviteiten | 74 | 223 | (12) | (335) | (317) |
| Financieringsactiviteiten | 149 | (17) | 41 | 83 | 89 |
| Netto toename / (afname) van liquide middelen | 167 | 81 | 163 | 57 | (22) |
| **Algemeen** | | | | | |
| Gemiddeld aantal personeelsleden | 17.973 | 20.918 | 23.029 | 24.314 | 21.101 |
| Gemiddelde omzet per personeelslid (in € duizend) | 302 | 303 | 362 | 363 | 389 |
| Personeelskosten | 693 | 765 | 882 | 897 | 782 |
| 13 maands gemiddeld netto werkkapitaal | 757 | 957 | 1.236 | 1.305 | 1.304 |
| Gemiddeld netto werkkapitaal als % van 12 maands omzet (in %) | 13,9 | 15,1 | 14,8 | 14,8 | 15,9 |

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Aandelen** | | | | | |
| Hoogste koers (in €) | 2,36 | 7,51 | 26,80 | 26,41 | 32,93 |
| Laagste koers (in €) | 1,33 | 1,76 | 6,08 | 10,50 | 15,75 |
| Koers ultimo (in €) | 1,70 | 1,79 | 6,90 | 21,00 | 23,75 |
| Aantal uitstaande gewone aandelen | 516.091.042 | 109.459.256 | 109.459.256 | 108.154.783 | 107.169.706 |
| Beurswaarde per 31 december 2004 (in € miljoen) | 877 | 196 | 755 | 2.271 | 2.545 |
| **Cijfers per gewoon aandeel** | | | | | |
| Resultaat | | | | | |
| na belastingen voor afschrijving goodwill [1,2] | | | | | |
| - op basis van uitstaande aandelen[3] (in €) | (0,28) | (2,60) | 0,82 | 1,74 | 3,72 |
| - conversierechten meegerekend[4] (in €) | (0,24) | (2,55) | 0,82 | 1,73 | 3,70 |
| Netto resultaat (in €) | (0,34) | (2,91) | 0,50 | 1,40 | 3,61 |
| Dividend[5] (in €) | - | - | 0,33 | 0,77 | 0,76 |
| Eigen vermogen per jaar ultimo[2] (in €) | 1,51 | 4,67 | 8,20 | 8,95 | 8,03 |
| **Verhoudingsgetallen per gewoon aandeel** | | | | | |
| Koers ultimo / kasstroom[1] | (16,0) | (0,8) | 4,9 | 9,1 | 5,5 |
| Koers ultimo / cash earnings[1] | (6,1) | (0,7) | 8,4 | 12,1 | 6,4 |
| **Activiteit** | | | | | |
| Bruto omzetresultaat / netto omzet (%) | 22,9 | 21,2 | 20,6 | 21,2 | 21,1 |
| Bedrijfsresultaat / netto-omzet[1] (%) | (1,19) | (2,70) | 1,62 | 3,26 | 5,73 |
| Netto resultaat / netto-omzet (%) | (3,02) | (5,02) | 0,68 | 1,74 | 4,71 |
| Netto-omzet / balanstotaal | 2,34 | 2,43 | 2,52 | 2,37 | 2,30 |
| Netto-omzet / voorraden | 9,17 | 10,30 | 10,21 | 9,21 | 8,06 |
| **Financiering** | | | | | |
| Netto rentedragende schuld | 476 | 927 | 1,040 | 1,208 | 1,126 |
| Netto senior schuld | 326 | 777 | 890 | 1,058 | 976 |
| Current ratio (vlottende activa / kortlopende schulden) | 2,0 | 1,0 | 1,7 | 1,6 | 1,6 |
| Quick ratio (vorderingen, effecten en liquide middelen / kortlopende schulden) | 1,3 | 0,6 | 1,1 | 1,0 | 0,9 |
| Netto senior schuld / EBITDA (voor bijzondere posten) | 8,0 | 19,1 | 3,3 | 2,5 | 2,4 |
| Gearing | | | | | |
| - Netto senior schuld / eigen vermogen | 0,42 | 1,43 | 0,96 | 1,06 | 1,09 |
| - Netto rentedragende schuld / eigen vermogen | 0,61 | 1,71 | 1,12 | 1,21 | 1,26 |
| Eigen vermogen / totale activa (%) | 33,5 | 20,8 | 28,1 | 26,8 | 24,9 |
| Netto resultaat / eigen vermogen (%) | (21,1) | (58,6) | 6,1 | 15,4 | 43,4 |

[1] *2000 - 2002 vergelijkende cijfers zijn aangepast voor de reclassificatie van buitengewone baten en lasten naar bijzondere posten*
[2] *afgerond op hele eurocenten*
[3] *op basis van gewogen gemiddelde uitstaande aandelen*
[4] *op basis van gewogen gemiddelde aantal aandelen, conversierechten meegerekend*
[5] *op basis van aandelen volledig delend in het dividend*

# Professional Products en Services (PPS)

## Noord-Amerika

| Noord-Amerika | Omzet | Aantal vestigingen |
|---|---|---|
| Noord Amerika | 1.192,3[1] | 348 |

## Europa

| Centraal-Europa | Omzet | Aantal vestigingen |
|---|---|---|
| Duitsland | 799.3[1] | 69 |
| Nederland | 157,8[1] | 18 |
| Zwitserland | 63,5[1] | 4 |
| Oostenrijk | 37,7[1] | 3 |

| Verenigd Koninkrijk & Ierland | Omzet | Aantal vestigingen |
|---|---|---|
| Verenigd Koninkrijk & Ierland | 1.025,2[1] | 290 |

| Nordics | Omzet | Aantal vestigingen |
|---|---|---|
| Zweden | 565,3[1] | 44 |
| Noorwegen | 205,1[1] | 21 |
| Finland | 201,4[1] | 45 |
| El-Centrum | 40,0[2] | 27 |

| Zuid-Europa | Omzet | Aantal vestigingen |
|---|---|---|
| Spanje | 279,4[1] | 70 |





## Azië-Pacific

| Azië-Pacific | Omzet | Aantal vestigingen |
|---|---|---|
| Australië | 405,3[1] | 183 |
| Asia Pacific Electronics | 44,4[1] | 6 |

[1] *Omzet in het boekjaar*

[2] *Totale omzet voor het gehele jaar, het resultaat is meegenomen als aandeel in resultaat deelnemingen*

## Centraal-Europa

| | | |
|---|---|---|
| **Hagemeyer Deutschland** | CEO P.H. (Paul) Zekhuis | www.hagemeyerce.com |
| Duitsland | Hagemeyer Deutschland GmbH & Co. KG, München | |
| Tsjechië | J. Fröschl & Co. s.r.o., Praag | |
| **Hagemeyer Nederland** | Managing Director P. (Paul) de Bruijn | www.hagemeyer.nl |
| Nederland | Hagemeyer Nederland B.V., Capelle a/d IJssel | |
| **Winterhalter + Fenner** | CEO J. (Johannes) Kuhn | www.w-f.ch<br>www.electrolan.ch |
| Zwitserland | Winterhalter + Fenner AG, St. Gallen<br>ElectroLAN SA, Neuchâtel | |
| **Hagemeyer Austria** | Managing Director D. (David) von Ow | www.hagemeyer.at |
| Oostenrijk | Hagemeyer Austria GmbH, Wenen | |

## Verenigd Koninkrijk & Ierland

| | | |
|---|---|---|
| **Hagemeyer UK** | CEO R. (Rod) Stoyel | www.hagemeyer.co.uk<br>www.hagemeyerelectrical.com<br>www.wf-online.com |
| Verenigd Koninkrijk | Hagemeyer (UK) Ltd., Birmingham | |
| Ierland | Eastern Electrical, Dundalk | |

## Nordics

| | | |
|---|---|---|
| **Elektroskandia Zweden** | CEO U.A. (Ulf) Gundemark | www.elektroskandia.se<br>www.elektroskandia.com.cn |
| Zweden | Elektroskandia AB, Stockholm | |
| China | Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai | |
| **Elektroskandia Noorwegen** | CEO J.E.W. (Espen) Asheim | www.elektroskandia.no |
| Noorwegen | Elektroskandia AS, Oslo | |

| | | |
|---|---|---|
| **Elektroskandia Finland** | CEO M.T. (Markku) Nihti | www.elektroskandia.fi<br>www.elektroskandia.ru<br>www.elektroskandia.ee<br>www.elektroskandia.lv<br>www.elektroskandia.lt |
| Finland | Elektroskandia Oy, Hyvinkää | |
| Rusland | ZAO Elektroskandia, St Petersburg | |
| Estland | Elektroskandia AS, Tallinn | |
| Letland | Elektroskandia SIA, Riga | |
| Litouwen | UAB Elektroskandia, Vilnius | |
| **El-Centrum** | CEO P. (Pawel) Wedrychowski | www.el-centrum.pl |
| Polen | EL-Centrum S.A. (50%), Poznan | |

## Zuid-Europa

| | | |
|---|---|---|
| **ABM** | CEO F. (Fernando) Cogollos | www.ABM.es |
| Spanje | Mercantil Intercontinental S.L. Unipersonal, Madrid | |

## Noord-Amerika

| | | |
|---|---|---|
| **Hagemeyer North America** | CEO D.G. (Dave) Gabriel | www.hagemeyerna.com<br>www.vallen.com<br>www.evallen.com<br>www.lionvallen.com<br>www.fittest.com<br>www.worldsafety.com<br>www.proveedora.com<br>www.enconsafety.com<br>www.centuryvallen.com<br>www.ecambar.com |
| Verenigde Staten | Hagemeyer North America, Inc., North Charleston, South Carolina<br>Encon Safety Products, Inc., Houston, Texas | |
| Canada | Hagemeyer Canada Inc., Edmonton, Alberta | |
| Mexico | Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico<br>CamBar de Mexico, S. de R.L. de C.V., Torreon Coahuila | |

## Azië-Pacific

| | | |
|---|---|---|
| **Hagemeyer Australia** | CEO R. (Robin) Norris | www.hagemeyeraustralia.com |
| Australië | Hagemeyer Australia LLP, Melbourne, Victoria | |
| Singapore | Hagemeyer Singapore PPS Pte. Limited, Singapore | |
| **Hagemeyer Asia Pacific Electronics** | CEO R.B. (Bob) Crabbe | www.ehape.com<br>www.hape.com.au |
| Australië | Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria | |
| Singapore | Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore | |

# Agencies / Consumer Electronics (ACE)

| | | |
|---|---|---|
| **Hagemeyer Brands Australia** | CEO M.P. (Michael) Touma | www.hagemeyer.com.au |
| Australië | Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW | |
| Nieuw-Zeeland | Hagemeyer (NZ) Ltd., Auckland | |
| **Hagemeyer-<br>Cosa Lieberman Group - Asia** | CEO P.J. (Patrice) Brendle | |
| China | HCL Limited, Hong Kong<br>HCL Group (Hong Kong) Limited, Hong Kong<br>Cosa Liebermann Limited, Hong Kong | |
| Zuid-Korea | Cosa Liebermann Korea Co. Ltd., Seoul | |
| Micronesië | Caronel Inc., Guam<br>Caronel Saipan Inc., Saipan | |
| Taiwan | Cosa Liebermann Limited (HK) - Taiwan Branch, Taipei | |
| **Haagtechno/Kompro/Servicom** | CEO F.A.W. (Frans) Hoogervorst | www.panasonic.nl |
| Nederland | Haagtechno B.V., 's-Hertogenbosch<br>Panasonic-Centre Nederland (Servicom B.V.), Den Haag<br>Kompro B.V., 's-Hertogenbosch | |
| **Fodor** | CEO G.H. (Gerrit) Bosman | www.fujifilm.nl |
| Nederland | Fujifilm Nederland B.V., Rotterdam | |

*Een complete lijst van vennootschappen verbonden met de Hagemeyer Groep is verkrijgbaar bij de Kamer van Koophandel te Hilversum en ten kantore van de Vennootschap.*

Van dit jaarverslag is een Engelstalige versie beschikbaar.
*An English language version of this Annual Report is available.*

Dit jaarverslag moet niet worden opgevat als een aanbod tot koop, of een uitnodiging tot het doen van een aanbod tot koop van effecten van Hagemeyer N.V. (hierna: 'Effecten') in de Verenigde Staten van Amerika, of in enige andere jurisdictie. De Effecten zijn niet en zullen niet worden geregistreerd onder de US Securities Act van 1933, zoals van tijd tot tijd gewijzigd (de "Securities Act") en mogen uitsluitend worden aangeboden of verkocht in de Verenigde Staten van Amerika indien geregistreerd onder de Securities Act, of op grond van een vrijstelling van deze registratieverplichting. De Effecten zullen niet worden aangeboden in de Verenigde Staten van Amerika.

Dit jaarverslag bevat bepaalde forward-looking statements. Alle mededelingen anders dan beschrijvingen van historische feiten die in dit jaarverslag zijn opgenomen, met inbegrip van, onder andere, mededelingen met betrekking tot onze verwachte toekomstige financiële resultaten en positie, bedrijfsstrategie en de plannen en doelstellingen van het management in verband met toekomstige activiteiten, zijn forward-looking statements. Deze forward-looking statements zijn gebaseerd op de huidige verwachtingen en projecties met betrekking tot toekomstige gebeurtenissen, met inbegrip van talrijke veronderstellingen over onze toekomstige bedrijfsstrategieën, activiteiten en de omstandigheden waarin wij zullen handelen in de toekomst. Deze forward-looking statements bevatten bekende en onbekende risico's, onzekerheden, veronderstellingen en andere factoren met betrekking tot Hagemeyer die tot gevolg kunnen hebben dat de werkelijke resultaten in belangrijke mate kunnen afwijken van hetgeen in deze forward looking statements is aangegeven. Dergelijke factoren zijn onder meer: ons vermogen om onze operationele prestaties te verbeteren, onze inkomsten te verhogen en onze marges te vergroten, ons vermogen om kosten te reduceren en verliezen te verminderen, ons vermogen om onze schuldenlast te verminderen, de mogelijkheid dat onze liquiditeitsbehoefte onze verwachte behoefte overtreft, ons vermogen om onze relaties met leveranciers, verzekeraars en klanten te behouden, ons vermogen om ons marktaandeel te behouden in de landen waarin wij actief zijn, de ontwikkeling van de wereldeconomie, in het bijzonder met betrekking tot de vraag naar bouw- en installatieproducten, elektrotechnische materialen en veiligheids-, 'maintenance, repair and operations' producten en onze verwachte resultaten in de toekomst. U mag op geen van de forward-looking statements af gaan. Deze forward-looking statements hebben betrekking op onze situatie per de datum van dit jaarverslag. Wij hebben geen enkele intentie noch de verplichting om forward-looking statements te actualiseren na verspreiding van dit jaarverslag.

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
Postbus 5111
1410 AC Naarden

Telefoon: 035 695 76 11
Fax: 035 694 43 96
Internet: www.hagemeyer.com
E-mail: info@hagemeyer.com

Concept en realisatie: Dart Design, Amsterdam
Druk: Hollandia Printing, Heerhugowaard
Fotografie: Arno Massee, Leiderdorp; Hagemeyer
Artist impression Terminal 5 en aanvullende fotografie pagina 16-17: courtesy BAA, UK

Hagemeyer is een dienstverlenend bedrijf. Onze belangrijkste succesfactor is onze klanten op excellente wijze van onze diensten te voorzien. Wij streven naar serviceniveaus van wereldklasse bij al onze werkmaatschappijen.